    As filed with the Securities and Exchange Commission on August 25, 2004.
                                                    Registration No. 333-115310

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                Amendment No. 3

                                       to
                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                                ----------------

                               TOWER GROUP, INC.
             (Exact name of Registrant as specified in its charter)

                        Delaware                                           6331
             (State or other jurisdiction of                   (Primary Standard Industrial                  13-3894120
              incorporation or organization)                   Classification Code Number)                (I.R.S. Employer
                                                                                                         Identification No.)

                            120 Broadway, 14th Floor
                            New York, New York 10271
                           Telephone: (212) 655-2000
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)
                                ----------------

                             Steven G. Fauth, Esq.
                   Senior Vice President and General Counsel
                               Tower Group, Inc.
                            120 Broadway, 14th Floor
                            New York, New York 10271
                           Telephone: (212) 655-2000
                           Facsimile: (212) 271-5492
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                ----------------

                                   Copies to:

                          John Schwolsky, Esq.
                         Matthew Ricciardi, Esq.                                      J. Brett Pritchard, Esq.
                  LeBoeuf, Lamb, Greene & MacRae, L.L.P.                             Lord, Bissell & Brook LLP
                           125 West 55th Street                                       115 South LaSalle Street
                         New York, New York 10019                                      Chicago, Illinois 60603
                        Telephone: (212) 424-8000                                    Telephone: (312) 443-1773
                        Facsimile: (212) 424-8500                                    Facsimile: (312) 896-6773

   Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement becomes effective.
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

Title Of Each Class Of                                Proposed Maximum Aggregate                            Amount Of
  Securities To Be Registered                               Offering Price(1)(2)                     Registration Fee
---------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share                              $143,750,000                           $18,214(3)
---------------------------------------------------------------------------------------------------------------------



(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.
(2) Includes      shares subject to the underwriters' over-allotment option
    and      shares to be sold by certain selling stockholders identified herein.
(3) Previously paid.
                                ----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
===============================================================================

                    SUBJECT TO COMPLETION DATED      , 2004




                                [GRAPHIC OMITTED]




                                                 SHARES

                               TOWER GROUP, INC.

                                  COMMON STOCK

                                ----------------

   This is the initial public offering ofour common stock. We are offering
shares of common stock and a selling stockholder is offering      additional
shares of common stock in an underwritten offering. We will not receive any of the proceeds from the sale of common stock by any selling stockholder.

   Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be
between $     and $     per share. We have applied to list our common stock on
the Nasdaq National Market under the symbol "TWGP."

   INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                                                                   PER
                                                                  SHARE   TOTAL
                                                                  -----   -----
      Initial public offering price...........................      $       $
      Underwriting discounts and commissions*.................
      Proceeds (before expenses) to us........................
      Proceeds (before expenses) to selling stockholders......

---------------


* See "Underwriting" on page 118 for a description of the underwriters' compensation.


   To the extent that the underwriters sell more than      shares of common
stock, we and some of the selling stockholders have granted the underwriters a
30-day option to purchase up to      additional shares of common stock at the
public offering price, less the underwriting discount, to cover over-allotments, if any.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   The underwriters expect to deliver the shares of our common stock to
purchasers against payment on or about     , 2004.

                                ----------------
                            FRIEDMAN BILLINGS RAMSEY

                   The date of this prospectus is     , 2004
   THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               TABLE OF CONTENTS



                                                                            PAGE
                                                                            ----
Prospectus Summary....................................................         1
Risk Factors..........................................................         9
Certain Important Information.........................................        22
Note on Forward-Looking Statements....................................        23
Use of Proceeds.......................................................        24
Dividend Policy.......................................................        24
Capitalization........................................................        25
Dilution..............................................................        26
Selected Consolidated Financial Information...........................        28
Management's Discussion and Analysis of Financial Condition and
Results of Operations.................................................        30
Business..............................................................        66
Management............................................................        99
Principal and Selling Stockholders....................................       108
Certain Relationships and Related Transactions........................       110
Description of Capital Stock..........................................       111
Shares Eligible for Future Sale.......................................       116
Underwriting..........................................................       118
Legal Matters.........................................................       120
Experts...............................................................       120
Where You Can Find More Information...................................       120
Index to Consolidated Financial Statements............................       F-1
Glossary of Selected Reinsurance, Insurance and Investment Terms......       G-1

                                ----------------

                               PROSPECTUS SUMMARY


   This summary highlights information contained elsewhere in this prospectus. While we have highlighted what we believe is the most important information about us and this offering in this summary, you should read the entire prospectus carefully, including the "Risk Factors" and "Note on Forward-Looking Statements" sections and our consolidated financial statements and the notes to those financial statements before making an investment decision.

WHAT WE DO

   We provide specialized property and casualty insurance products and services to small to mid-sized businesses and to individuals in New York City and the adjacent areas of New York State. Through our subsidiaries Tower Insurance Company of New York ("TICNY"), an insurance company, and Tower Risk Management Corporation ("TRM"), an insurance services company, we offer a broad range of profitable products and services in our chosen niche markets.

   We seek to expeditiously develop and deliver products in response to the needs of our customers. We target select market segments that we believe are underserved and therefore provide us with the best opportunity to obtain favorable policy terms, conditions and pricing. TICNY provides coverage for many different market segments, including nonstandard risks that do not fit the underwriting criteria of standard carriers due to factors such as type of business, location and the amount of premium per policy. TRM, through its managing general agency, underwrites and produces business on behalf of other insurance companies (which we refer to as TRM's issuing companies) but does not itself bear risk on that business. It primarily focuses on commercial risks with higher per policy premium, including risks that TICNY has not been able to target due to historical surplus, rating and geographical license constraints. TICNY also reinsures a modest amount of the premiums written by TRM's issuing companies.

   TICNY is a licensed property and casualty insurance company in New York and as such is authorized to write various lines of insurance business as specified in the New York Insurance Law and is subject to comprehensive regulation and supervision, including limitations relating to reserves and statutory surplus. TRM is a non-risk bearing insurance service company and acts as a managing general agency to bind risks, adjust claims and negotiate reinsurance terms on behalf of other insurance companies. Since TRM is not an insurance company, it does not have loss reserves or statutory surplus and it is not subject to regulation and supervision as an insurance company. However, TRM is subject to licensing requirements and regulation under the laws of New York and New Jersey. For more information see "Business--Regulation."

   We offer commercial lines products that provide property, liability, workers' compensation and automobile insurance to businesses such as retail and wholesale stores, grocery stores, restaurants, artisan contractors and residential and commercial buildings. In addition, we offer personal lines products that provide property and liability insurance to individuals that own modestly valued homes and dwellings. Generally, we target risks that have reduced potential for loss severity and are not normally exposed to claims that are complex and by their nature subject to late reporting or settlement, such as product liability, asbestos or environmental claims.

   In the 14 years since we began our operations, we have grown a profitable premium base in TICNY of over $130 million for the year ended December 31, 2003, and we produced nearly $40 million of premiums for TRM's issuing companies in 2003. We transfer a significant portion of TICNY's risk and premiums to other insurance companies through the use of reinsurance. TRM generates commission income from its managing general agency by producing premiums for other insurance companies and earns fees by administering claims and providing reinsurance intermediary services on behalf of these and other companies. In doing so, TRM broadens our market presence. Generally, the premium volume that an insurance company can write, and the amount of risk that it can assume, are limited by its surplus, which is a measure of its net worth calculated under accounting principles prescribed by insurance laws. TRM's activities have enabled us to create an insurance company infrastructure capable of supporting a larger premium base than otherwise would have been possible given TICNY's level of surplus.

   Since beginning operations in 1990 with fewer than 10 employees and surplus for statutory accounting purposes of $2.1 million, TICNY has grown to 240 employees and its statutory surplus has grown to $34.7 million as of June 30, 2004. From 1999 through 2003, TICNY increased its gross premiums written at an average annual rate of 53.7% to $134.5 million in 2003 while maintaining favorable loss, underwriting expense and combined ratios. The loss ratio is a measure of underwriting profitability that expresses losses and related expenses as a percentage of premiums earned. The underwriting expense ratio is a measure of underwriting efficiency that expresses underwriting expenses as a percentage of premiums earned. The combined ratio is the sum of the loss and the underwriting expense ratios. The gross loss, underwriting expense and combined ratios are calculated before the effect of reinsurance and the net ratios are calculated after the effect of reinsurance. In 2003, TRM produced $39.5 million of premiums for other insurance companies and generated total revenue of $12.8 million. We reported net income of $6.3 million in 2003.


COMPETITIVE STRENGTHS

   We believe that our competitive strengths position us to continue to expand our business profitably. These strengths include:

   o PROVEN PRODUCT DEVELOPMENT AND MARKETING EXPERTISE. We have accomplished profitable growth by developing and expanding our product line offering over time. Throughout our history, we have successfully developed and positioned several commercial lines products that provide property, liability, workers' compensation and auto insurance and personal lines products such as homeowners policies in response to specific insurance needs in targeted market segments.

   o OPPORTUNISTIC UNDERWRITING AND CAPITAL ALLOCATION. We target market segments that we believe have been underserved by other insurance companies and allocate our capital and other resources opportunistically among various market segments in response to changing market conditions. In the five years ended December 31, 2003, TICNY's average net combined ratio was 81.8%, and its average gross combined ratio over the same period was 94.5%.

   o COST-EFFECTIVE UNDERWRITING AND PROCESSING CAPABILITY. We believe our cost-effective underwriting and processing capability enables us to profitably underwrite a large number of small policies in urban areas such as New York City and provides an advantage over other insurance companies that do not have this capability. Despite the operational challenges of underwriting and processing these policies, TICNY's gross underwriting expense ratio was 30.0% in 2003.

   o GENERATION OF COMMISSION AND FEE REVENUE. Our use of reinsurance enables us to generate reinsurance ceding commission income on premiums that we cede to our reinsurers, while our access to issuing companies through our managing general agency has expanded our capacity to underwrite and produce premiums on which we earn fee income. This strategy has enabled us to augment our return on equity; our return on average equity was 56.8% in 2003 and averaged 36.2% for the five years ended December 31, 2003.

   o CLAIMS AND LEGAL DEFENSE APPROACH. Our claims staff and in-house attorneys handle all of our claims and the majority of our lawsuits internally. This enables us to maintain a high level of service to our policyholders and reduce the cost of claims by vigorously defending non-meritorious and frivolous claims.

   o PROVEN LEADERSHIP AND EXPERIENCED MANAGEMENT. Our senior management team members have an average of over 20 years of insurance industry experience. Michael H. Lee, our Chairman of the Board, President and Chief Executive Officer, was a founder of the company in 1990 and has an extensive knowledge and understanding of our business, having played a key role in building several aspects of our operations, including underwriting, finance, claims and systems.

STRATEGY

   Utilizing reinsurance and issuing companies, we have been able to generate a larger premium volume and infrastructure than otherwise would have been possible given our limited capital. We plan to use the proceeds of this offering to increase the statutory surplus in our insurance company and realize more profits from our premium base and infrastructure by pursuing the following strategies:

   o REDUCE OUR DEPENDENCE ON REINSURANCE AND OTHER INSURANCE COMPANIES. The additional capital from this offering will allow us to reduce our dependence on reinsurance and TRM's issuing companies and thereby retain a greater percentage of our premium writings.

   o IMPROVE OUR RATING TO ATTRACT CUSTOMERS IN OTHER MARKET SEGMENTS. We believe the additional surplus infusion into TICNY with the proceeds of this offering will position us to obtain an increase in TICNY's "B++" (Very Good) rating from A.M. Best Company ("A.M. Best"), which is the 5th highest of 15 rating levels. A.M. Best ratings reflect A.M. Best's opinion of an insurance company's operating performance and ability to meet its obligations to policyholders, and are an increasingly important factor in establishing the competitive position of insurance companies. A rating increase would also allow us to write policies in rating-sensitive market segments that TICNY is not currently able to access, especially policies written by TRM's issuing companies.

   o EXPAND TERRITORIALLY. We plan to become licensed in states other than New York or, if a suitable company is found, acquire and capitalize a shell insurance company with multi-state property and casualty licensing in order to expand our product and service offerings geographically.

   o ACQUIRE BOOKS OF BUSINESS. We intend to acquire books of business that fit our underwriting competencies from competitors, managing agents and other producers.

   o EXPAND NON-RISK-BEARING FEE-GENERATING SERVICES. We plan to continue to generate commission and fee income through our insurance services operation by offering managing general underwriting, reinsurance intermediary and claims administration services.

   o CONTINUE IMPLEMENTATION OF TECHNOLOGICAL IMPROVEMENTS. We plan to continue our implementation of technology-based initiatives such as webPlusTM, our web-based platform for quoting and capturing policy submissions from our agents, in order to improve customer service and further lower our underwriting expense ratio.

OUR CHALLENGES

   As part of your evaluation of our company, you should take into account the challenges we face in implementing our strategies, including the following:

   o UNCERTAINTY OF LOSS RESERVES. To the extent loss and loss adjustment expenses exceed our expectations, as reflected in previously recorded loss reserves, we will be required to increase our loss reserves, resulting in a corresponding reduction in our net income in the period in which the inadequacy is identified.

   o CONCENTRATED GEOGRAPHICAL AREA. Because TICNY and TRM conduct business primarily in New York City and neighboring parts of New York State, a single catastrophe, including a terrorist attack, could have a material adverse effect on our financial condition or results of operations.

   o UNCERTAINTY IN OBTAINING REINSURANCE AND COLLECTING FROM OUR REINSURERS. We may not be able to obtain our desired amounts of reinsurance. In addition, if we are able to obtain such reinsurance, a reinsurer's insolvency, inability or refusal to make payments, or delay in paying, under the terms of the reinsurance could have a material adverse effect on us because we remain liable to the insured.

   o A DECLINE IN OUR RATINGS. A downgrade in our ratings could result in a substantial loss of business as agents and brokers and insureds move their business to other insurers with higher ratings.

   o BUSINESS EXPANSION. We may face various difficulties in executing our business expansion strategy, such as applying disciplined pricing over a larger operating region, expanding our product line and obtaining required regulatory approvals.

   o CYCLICAL CHANGES IN THE INSURANCE INDUSTRY. The insurance industry has been historically cyclical, with periods of intense competition, generally associated with excessive capital, and periods that permitted more favorable premium price levels. In recent years premium price levels have been favorable. However, the supply of insurance and reinsurance may increase through additional capital, which may cause prices to decrease and reduce our profitability.

   For further discussion of these and other challenges we face, see "Risk Factors."

SELECTED OPERATING HISTORY

   The following table shows selected operating history for our insurance segment and our insurance services segment:



                                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------------------------
                                                                                                   2000          1999        5 YEAR
                                                               2003        2002       2001     (UNAUDITED)    (UNAUDITED)   AVERAGE
                                                             --------    --------   -------    -----------    -----------   -------
                                                                                        ($ IN THOUSANDS)
Gross loss ratio .........................................       60.9%       62.0%     71.1%        62.5%          52.8%      62.0%
Net loss ratio ...........................................       65.7%       58.3%     55.8%        65.5%          56.1%      61.2%
Industry loss ratio ......................................       74.9%       81.6%     88.4%        81.4%          78.7%      81.0%
Gross premiums written ...................................   $133,263    $105,266   $56,961      $24,095        $22,271         --
Premiums produced by TRM .................................   $ 39,494    $ 24,330   $32,218      $45,476        $64,084         --

                                ----------------

   Our principal executive offices are located at 120 Broadway, 14th Floor, New York, New York 10271, and our telephone number at that location is (212) 655-2000.

                                  THE OFFERING

Shares of common stock offered by us. .            shares

Shares of common stock offered by
 selling stockholder  . . . . . . . . .            shares


Shares of common stock to be outstanding
 after the offering (1) . . . . . . . .            shares


Over-allotment shares of common stock
 offered by us  . . . . . . . . . . . .            shares

Over-allotment shares of common stock
 offered by the selling stockholders  .            shares


Use of proceeds . . . . . . . . . . . .  We estimate our net proceeds from this offering, based on an assumed
                                         initial public offering price of $
                                         per share (the midpoint of the price
                                         range set forth on the cover page of
                                         this prospectus) and after deducting
                                         the underwriting discounts and
                                         commissions and estimated offering
                                         expenses we will pay, will be
                                         approximately $    million. We
                                         estimate that our net proceeds will
                                         be $    million if the underwriters
                                         exercise their over-allotment option
                                         in full. We plan to use approximately
                                         $3.5 million to $7.5 million of the
                                         net proceeds of this offering to
                                         acquire a shell insurance company
                                         with multi-state property and
                                         casualty licensing, with the amount
                                         of the purchase price depending on
                                         the number of licenses. We hope to
                                         complete such an acquisition within
                                         one year from the date of this
                                         offering, although we are not
                                         currently engaged in discussions
                                         regarding any such potential
                                         acquisition. In addition, immediately
                                         after the offering, we also plan to
                                         pay off the entire remaining balance
                                         of our loans with CIT Group/Equipment
                                         Financing, Inc., which we estimate
                                         will be approximately $5.2 million at
                                         that time. We also plan to redeem the
                                         30,000 outstanding shares of our
                                         Series A Cumulative Redeemable
                                         Preferred Stock for $1.5 million. We
                                         will contribute the remaining balance
                                         of the proceeds from this offering to
                                         TICNY and to any shell insurance
                                         company we may acquire to support
                                         their premium writings, which may
                                         increase through acquisitions of
                                         renewal rights and in force books of
                                         business, as well as organically. We
                                         will not receive any of the proceeds
                                         from the sale of common stock by the
                                         selling stockholders.


Dividend policy . . . . . . . . . . . .  Our board of directors currently intends to authorize the payment of a
                                         dividend of $    per share per
                                         quarter to our stockholders of
                                         record, beginning    . Any
                                         determination to pay dividends will
                                         be at the discretion of our board of
                                         directors and will be dependent upon
                                         our results of operations and cash
                                         flows, our financial position and
                                         capital requirements, general
                                         business conditions, legal, tax,
                                         regulatory and any contractual
                                         restrictions on the payment of
                                         dividends and any other factors our
                                         board of directors deems relevant.

Proposed Nasdaq Stock Market symbol . .  "TWGP"

   (1) The number of shares of common stock shown to be outstanding after the offering is based upon 2,448,574 shares outstanding as of June 30, 2004 and excludes:


   o shares that may be issued pursuant to the underwriters' over-allotment option;


   o 333,000 shares that may be issued pursuant to an option outstanding as of June 30, 2004 at an exercise price of $30.00 per share;

   o 199,000 shares that may be issued pursuant to employee stock options outstanding as of June 30, 2004 at a weighted average exercise price of $5.00 per share;

   o additional shares available for future issuance under our stock option and incentive plans; and

   o shares that may be issued pursuant to warrants issued to Friedman, Billings, Ramsey & Co., Inc. in connection with this offering, as described in "Underwriting".

This number also includes 78,156 restricted stock shares authorized by our Board of Directors in May 2004 which were issued on August 1, 2004 and the issuance of additional shares of common stock immediately prior to this offering as a result of the exercise in full of a warrant to purchase 583,333 shares of common stock at an exercise price of $1.3714 per share, pursuant to a cashless exercise provision, and based upon an assumed initial offering price of
$          per share (the midpoint of the price range set forth on the cover page of this prospectus).

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION


   The following table sets forth our summary historical consolidated financial information for the periods ended and as of the dates indicated.


   The summary income statement data for the three months ended June 30, 2004 and 2003, the six months ended June 30, 2004 and 2003 and the balance sheet data as of June 30, 2004 are derived from our unaudited financial statements included elsewhere in this prospectus, which have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). These historical results are not necessarily indicative of results to be expected from any future period.


   The summary income statement data for the years ended December 31, 2003, 2002 and 2001 and the balance sheet data as of December 31, 2003 are derived from our audited financial statements included elsewhere in this prospectus, which have been prepared in accordance with GAAP, and have been audited by Johnson Lambert & Co., our independent auditors. The summary income statement for the years ended December 31, 2000 and 1999 are derived from our unaudited financial statements. These historical results are not necessarily indicative of results to be expected from any future period. You should read the following summary consolidated financial information together with the other information contained in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus.



                                                FOR THE THREE MONTHS       FOR THE SIX MONTHS ENDED       FOR THE YEAR ENDED
                                                   ENDED JUNE 30,                  JUNE 30,                  DECEMBER 31,
                                              -------------------------    -------------------------    -----------------------
                                                 2004          2003           2004          2003
                                             (UNAUDITED)    (UNAUDITED)   (UNAUDITED)    (UNAUDITED)      2003          2002
                                             -----------    -----------   -----------    -----------   ----------    ----------
                                                            ($ IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
SUMMARY INCOME STATEMENT DATA
Gross premiums written ...................    $   43,847    $   36,803     $   83,860    $   69,881    $  134,482    $  106,740
Ceded premiums written ...................        27,355        26,599         52,578        50,442       105,532        79,411
                                              ----------    ----------     ----------    ----------    ----------    ----------
Net premiums written .....................    $   16,492    $   10,204     $   31,282    $   19,439    $   28,950    $   27,329
                                              ==========    ==========     ==========    ==========    ==========    ==========
Net premiums earned ......................    $    9,515    $    5,587     $   17,455    $   10,305    $   22,941    $   26,008
Ceding commission revenue ................        10,750         8,339         21,051        17,855        35,605        21,872
Insurance services revenue ...............         4,681         2,886          7,205         4,767        12,830        12,428
Net investment income ....................         1,099           575          1,863         1,082         2,268         1,933
Net realized gains (loss) on investments .           (13)          416             (2)          449           493            95
Policy billing fees ......................           158           146            332           269           545           376
                                              ----------    ----------     ----------    ----------    ----------    ----------
 Total revenues ..........................        26,190        17,949         47,894        34,727        74,682        62,712
Losses and loss adjustment expenses ......         5,892         3,640         10,909         6,782        15,071        16,356
Operating expenses:
 Direct and ceding commission expenses ...         8,568         5,994         15,654        12,430        26,158        19,187
 Other operating expenses (1) ............         7,727         5,730         14,504        10,891        22,337        17,279
Interest expense .........................           724           271          1,375           446         1,462           122
                                              ----------    ----------     ----------    ----------    ----------    ----------
 Total expenses ..........................        22,911        15,635         42,442        30,549        65,028        52,944
                                              ----------    ----------     ----------    ----------    ----------    ----------
Income (loss) before income taxes ........         3,279         2,314          5,452         4,178         9,654         9,768
Income tax expense (benefit) .............         1,280           828          2,131         1,614         3,374         4,135
                                              ----------    ----------     ----------    ----------    ----------    ----------
Net income (loss) ........................    $    1,999    $    1,486     $    3,321    $    2,564    $    6,280    $    5,633
                                              ==========    ==========     ==========    ==========    ==========    ==========
Net income (loss) available to common
  stockholders............................    $    1,999    $    1,407     $    3,321    $    2,407    $    6,122    $    5,318
                                              ==========    ==========     ==========    ==========    ==========    ==========
PER SHARE DATA
Basic earnings (loss) per share ..........    $     0.82    $     0.56     $     1.36    $     0.96    $     2.47    $     2.13
Diluted earnings (loss) per share ........    $     0.63    $     0.45     $     1.05    $     0.77    $     1.96    $     1.69
Basic weighted average shares outstanding.     2,448,574     2,500,000      2,448,574     2,500,000     2,474,287     2,500,000
Diluted weighted average shares
  outstanding.............................     3,233,261     3,196,333      3,207,209     3,196,583     3,171,120     3,201,083
SELECTED INSURANCE RATIOS
Gross loss ratio (2) .....................          58.2%         56.4%          57.9%         57.5%         60.8%         63.8%
Gross underwriting expense ratio (3) .....          32.6%         28.8%          31.8%         30.6%         30.0%         31.0%
                                              ----------    ----------     ----------    ----------    ----------    ----------
Gross combined ratio (4) .................          90.8%         85.2%          89.7%         88.1%         90.8%         94.8%
                                              ==========    ==========     ==========    ==========    ==========    ==========
Net loss ratio (5) .......................          61.9%         65.2%          62.5%         65.8%         65.7%         62.9%
Net underwriting expense ratio (6) .......          10.2%          4.8%          13.1%          7.3%          4.4%         18.5%
                                              ----------    ----------     ----------    ----------    ----------    ----------
Net combined ratio (7) ...................          72.1%         70.0%          75.6%         73.1%         70.1%         81.4%
                                              ==========    ==========     ==========    ==========    ==========    ==========


                                                 FOR THE YEAR ENDED DECEMBER 31,
                                             ---------------------------------------
                                                              2000           1999
                                                2001       (UNAUDITED)   (UNAUDITED)
                                             ----------    -----------   -----------
                                              ($ IN THOUSANDS, EXCEPT SHARE AND PER
                                                          SHARE AMOUNTS)
SUMMARY INCOME STATEMENT DATA
Gross premiums written ...................   $   59,698    $   26,084     $   24,115
Ceded premiums written ...................       48,372        20,715         19,302
                                             ----------    ----------     ----------
Net premiums written .....................   $   11,326    $    5,369     $    4,813
                                             ==========    ==========     ==========
Net premiums earned ......................   $    6,974    $    5,888     $    4,772
Ceding commission revenue ................       10,456         6,412          7,269
Insurance services revenue ...............       14,419        19,035         23,692
Net investment income ....................          828           644            456
Net realized gains (loss) on investments .           69            25             (2)
Policy billing fees ......................          144             0              0
                                             ----------    ----------     ----------
 Total revenues ..........................       32,890        32,004         36,187
Losses and loss adjustment expenses ......        5,339         4,676          3,679
Operating expenses:
 Direct and ceding commission expenses ...       12,540        13,389         16,319
 Other operating expenses (1) ............       14,388        15,525         12,643
Interest expense .........................           73            56              0
                                             ----------    ----------     ----------
 Total expenses ..........................       32,340        33,646         32,641
                                             ----------    ----------     ----------
Income (loss) before income taxes ........          550        (1,642)         3,546
Income tax expense (benefit) .............          189          (402)         1,248
                                             ----------    ----------     ----------
Net income (loss) ........................   $      361    $   (1,240)    $    2,298
                                             ==========    ==========     ==========
Net income (loss) available to common
  stockholders............................   $       46    $   (1,555)    $    1,983
                                             ==========    ==========     ==========
PER SHARE DATA
Basic earnings (loss) per share ..........   $     0.02    $    (0.62)    $     0.79
Diluted earnings (loss) per share ........   $     0.02    $    (0.50)    $     0.64
Basic weighted average shares outstanding     2,500,000     2,500,000      2,500,000
Diluted weighted average shares
  outstanding.............................    2,567,286     3,083,000      3,083,000
SELECTED INSURANCE RATIOS
Gross loss ratio (2) .....................         73.0%         66.1%          57.6%
Gross underwriting expense ratio (3) .....         33.8%         32.6%          31.3%
                                             ----------    ----------     ----------
Gross combined ratio (4) .................        106.8%         98.7%          88.9%
                                             ==========    ==========     ==========
Net loss ratio (5) .......................         76.6%         79.4%          77.1%
Net underwriting expense ratio (6) .......         25.7%         32.6%          (4.5)%
                                             ----------    ----------     ----------
Net combined ratio (7) ...................        102.3%        112.0%          72.6%
                                             ==========    ==========     ==========


                                                                             AS OF JUNE 30, 2004
                                                                         -----------------------------
                                                                           ACTUAL        AS ADJUSTED
                                                                        (UNAUDITED)    (UNAUDITED) (8)   AS OF DECEMBER 31, 2003
                                                                        -----------    ---------------   -----------------------
                                                                          ($ IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
SUMMARY BALANCE SHEET DATA
Cash and cash equivalents ...........................................     $ 18,466                               $ 20,932
Investments at fair market value ....................................      111,833                                 66,136
Reinsurance recoverable .............................................       99,485                                 84,760
Deferred acquisition costs, net .....................................        4,252                                    573
Total assets ........................................................      337,455                                285,972
Reserve for losses and loss adjustment expenses .....................      115,507                                 99,475
Unearned premium ....................................................       80,844                                 70,248
Total stockholders' equity ..........................................       14,569                                 13,061
PER SHARE DATA:
Book value per share (9) ............................................     $   5.95                               $   5.33
Diluted book value per share (10) ...................................     $   4.95                               $   4.60

---------------
(1) Includes acquisition expenses and other underwriting expenses (which are general administrative expenses related to underwriting operations in our insurance company) as well as other insurance services expenses (which are general administrative expenses related to the insurance services operations).
(2) The gross loss ratio is calculated by dividing gross losses (consisting of loss and loss adjustment expenses) by gross premiums earned.
(3) The gross underwriting expense ratio is calculated by dividing gross underwriting expenses (consisting of direct commission expenses and other underwriting expenses net of policy billing fees) by gross premiums earned.
(4) The gross combined ratio is the sum of the gross loss ratio and the gross underwriting expense ratio.
(5) The net loss ratio is calculated by dividing net losses by net premiums earned.
(6) The net underwriting expense ratio is calculated by dividing net underwriting expenses (consisting of direct commission expenses and other underwriting expenses net of policy billing fees and ceding commission revenue) by net premiums earned. Because the ceding commission revenue we earn on our ceded premiums has historically been higher than our expenses incurred to produce those premiums, our extensive use of quota share reinsurance has caused our net underwriting expense ratio to be lower than our gross underwriting expense ratio under GAAP.

(7) The net combined ratio is the sum of the net loss ratio and the net underwriting expense ratio.

(8) The as adjusted balance sheet data as of June 30, 2004 reflects: the estimated net proceeds of the sale of shares of common stock by us in this offering (assuming no exercise of the underwriters' over-allotment option) at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) after deducting the underwriting discounts and commissions and estimated offering expenses; 78,156 restricted stock shares authorized by our Board of Directors on May 5, 2004 which were issued on August 1, 2004; and the
     issuance of     additional shares of common stock immediately prior to this offering as a result of the exercise in full of a warrant to purchase 583,333 shares of common stock at an exercise price of $1.3714 per share, pursuant to a cashless exercise provision, and based upon an assumed
     initial offering price of $     per share (the midpoint of the price range
     set forth on the cover page of this prospectus).

(9) Book value per share is based on total stockholders' equity divided by basic shares outstanding of 2,448,574 as of June 30, 2004, and December 31, 2003.
(10) Diluted book value per share is calculated based on total stockholders' equity, adjusted for the proceeds expected to be received from the exercise of 199,000 outstanding stock options to purchase common shares under the 2001 Stock Award Plan and warrants to purchase 583,333 shares of common stock, divided by the sum of the number of shares of common stock outstanding as of June 30, 2004 and December 31, 2003 plus the shares of common stock issuable upon exercise of such options and warrants and 78,156 restricted stock shares authorized by our Board of Directors in May 2004, which were issued on August 1, 2004.

                                  RISK FACTORS

   An investment in our common stock involves a number of risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in our common stock. Additional risks not presently known to us, or that we currently deem immaterial may also impair our business or results of operations. Any of the risks described below could result in a significant or material adverse effect on our financial condition or results of operations, and a corresponding decline in the market price of our common stock. You could lose all or part of your investment.

   This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus. See "Note on Forward-Looking Statements."

                         RISKS RELATED TO OUR BUSINESS

   IF OUR ACTUAL LOSS AND LOSS ADJUSTMENT EXPENSES EXCEED OUR LOSS RESERVES, OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE SIGNIFICANTLY ADVERSELY AFFECTED.

   Our results of operations and financial condition depend upon our ability to assess accurately the potential losses associated with the risks that we insure and reinsure. We establish loss reserves to cover our estimated liability for the payment of all losses and loss adjustment expenses incurred under the policies that we write. Loss reserves include case reserves, which are established for specific claims that have been reported to us, and reserves for claims that have been incurred but not reported (or "IBNR"). To the extent that loss and loss adjustment expenses exceed our estimates, we will be required to immediately recognize the less favorable experience and increase loss reserves, with a corresponding reduction in our net income in the period in which the deficiency is identified. For example, over the past ten years we have experienced adverse development of reserves for losses and loss adjustment expenses incurred in prior years. In 2002, following an annual review by an outside actuarial consulting company of TICNY's net loss and loss adjustment reserves, we increased such reserves by $2.9 million.

   With respect to losses on the property coverage portion of our commercial and personal lines policies, the primary component of our loss reserve is a case reserve which is posted by the assigned examiner shortly after the loss is reported. The extent of the damage is evaluated through a primarily fact-based loss assessment process. Property losses are typically reported within days of occurrence and case reserves are posted promptly. While this case reserving process is not free of errors in determining the scope of the loss or deviations at the time the loss is paid, major deviations are infrequent. Consequently, commercial and personal property lines of business generally do not require significant IBNR nor are they difficult to predict with a relative amount of certainty. Absent significant changes by underwriting personnel in risk selection and coverage offered and assuming examiners are properly trained with the requisite experience, loss reserves on property lines of business remain relatively predictable from an actuarial standpoint.

   With respect to losses on the liability coverage portions of our commercial and personal lines policies, the reserving process possesses characteristics that make case and IBNR reserving inherently less susceptible to accurate actuarial estimation. Unlike property losses, liability losses are claims made by third parties of which the policyholder may not be aware and therefore may be reported a significant time after the occurrence, sometimes years. In addition, as liability claims most often involve claims of bodily injury, assessment of the proper case reserve is a far more subjective process than claims involving property damages. In addition, the determination of a case reserve for a liability claim is often without the benefit of information which develops slowly over the life of the claim and can subject the case reserve to substantial modification well after the claim was first reported. Numerous factors impact the liability case reserving process, such as venue, the amount of monetary damage, the permanence of the injury, the age of the claimant and many others.

   Estimating an appropriate level of loss and loss adjustment expense reserves is an inherently uncertain process. Accordingly, actual loss and loss adjustment expenses paid will likely deviate, perhaps substantially, from the reserve estimates reflected in our consolidated financial statements. It is possible that claims could exceed our loss and loss adjustment expense reserves and have a material adverse effect on our financial condition or results of operations.

   TICNY AND TRM CONDUCT BUSINESS IN A CONCENTRATED GEOGRAPHICAL AREA. ANY SINGLE CATASTROPHE OR OTHER CONDITION AFFECTING LOSSES IN THIS AREA COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

   TICNY writes business in a concentrated geographic area, primarily in the southern portion of New York State, and reinsures business produced by TRM in New York and to a lesser extent in New Jersey and Pennsylvania. As a result, a single catastrophe occurrence, destructive weather pattern, terrorist attack, regulatory development or other condition or general economic trend affecting the region within which TICNY and TRM conduct their business could adversely affect our financial condition or results of operations more significantly than other insurance companies that conduct business across a broader geographical area. During our history, we have not experienced any single event that materially affected our results of operations. The most significant single event was the terrorist attacks of September 11, 2001, as a result of which we suffered $400,000 in net losses.

   The incidence and severity of catastrophes are inherently unpredictable and our losses from catastrophes could be substantial. The occurrence of claims from catastrophic events is likely to result in substantial volatility in our financial condition or results of operations for any fiscal quarter or year and could have a material adverse effect on our financial condition or results of operations and our ability to write new business. Increases in the values and concentrations of insured property may increase the severity of such occurrences in the future. Although we attempt to manage our exposure to such events, including through the use of reinsurance, the frequency or severity of catastrophic events could exceed our estimates. As a result, the occurrence of one or more catastrophic events could have a material adverse effect on our financial condition or results of operations.

   IF WE CANNOT OBTAIN ADEQUATE REINSURANCE PROTECTION FOR THE RISKS WE HAVE UNDERWRITTEN, WE MAY BE EXPOSED TO GREATER LOSSES FROM THESE RISKS OR WE MAY REDUCE THE AMOUNT OF BUSINESS WE UNDERWRITE, WHICH WILL REDUCE OUR REVENUES.

   Under state insurance law, insurance companies are required to maintain a certain level of capital in support of the policies they issue. In addition, rating agencies will reduce an insurance company's ratings if the company's premiums exceed specified multiples of its capital. As a result, the level of TICNY's statutory surplus and capital limits the amount of premiums that it can write and retain risk on. Historically, we have utilized reinsurance to expand our capacity to write more business than TICNY's surplus would have otherwise supported.

   From time to time, market conditions have limited, and in some cases have prevented, insurers from obtaining the types and amounts of reinsurance that they consider adequate for their business needs. For example, beginning in 2001, terms and conditions in the reinsurance market generally became less attractive for insurers seeking reinsurance. Accordingly, we may not be able to obtain our desired amounts of reinsurance. In addition, even if we are able to obtain such reinsurance, we may not be able to obtain such reinsurance from entities with satisfactory creditworthiness or negotiate terms that we deem appropriate or acceptable. Currently, four reinsurers provide reinsurance to us on a quota share basis, six provide reinsurance on an excess of loss basis and six provide catastrophe reinsurance. If we cannot obtain adequate reinsurance protection for the risks we have underwritten, we may be exposed to greater losses from these risks or we may be forced to reduce the amount of business that we underwrite, which will reduce our revenues. As a result, our inability to obtain adequate reinsurance protection could have a material adverse effect on our financial condition or results of operation.

   IF WE ARE ABLE TO OBTAIN REINSURANCE, OUR REINSURERS MAY NOT PAY LOSSES IN A TIMELY FASHION, OR AT ALL, WHICH MAY CAUSE A SUBSTANTIAL LOSS AND INCREASE OUR COSTS.


   As of June 30, 2004, we had a net balance due in our favor from our reinsurers of $151.9 million, consisting of $99.5 million in reinsurance recoverables and $52.4 million in prepaid reinsurance premiums. This amount represented 4.4 times our insurance subsidiary's statutory capital and surplus at that date. Since October 1, 2003, we have sought to manage our exposure to our reinsurers by placing our quota share reinsurance on a "funds withheld" basis and requiring any non-admitted reinsurers to collateralize their share of unearned premium and loss reserves. However, we have substantial recoverables from our pre-October 1, 2003 reinsurance arrangements that are uncollateralized, in that they are not supported by letters of credit, trust accounts, "funds withheld" arrangements or similar mechanisms intended to protect us against a reinsurer's inability or unwillingness to pay. Our net exposure to our reinsurers totaled $76.0 million as of June 30, 2004 (representing 22.5% of our total assets on that date), including $50.5 million due from PXRE Reinsurance Company, which is rated "A" (Excellent) by A.M. Best. For a detailed discussion of our reinsurance exposures, please see "Business--Reinsurance." Because we remain primarily liable to our policyholders for the payment of their claims, in the event that one of our reinsurers under an uncollateralized treaty became insolvent or refused to reimburse us for losses paid, or delayed in reimbursing us for losses paid, our cash flow and financial results overall could be materially and adversely affected.


   OUR INSURANCE COMPANY SUBSIDIARY IS RATED "B++" (VERY GOOD) BY A.M. BEST, AND A DECLINE IN THIS RATING OR THE RATINGS ASSIGNED BY OTHER RATING AGENCIES COULD AFFECT OUR STANDING AMONG BROKERS, AGENTS AND INSUREDS AND CAUSE OUR SALES AND EARNINGS TO DECREASE.

   Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. A.M. Best maintains a letter scale rating system ranging from "A++" (Superior) to "F" (In Liquidation). TICNY has been rated "B++" (Very Good) by A.M. Best, which is the fifth highest of fifteen rating levels.

   In 2003, TICNY also received insurer financial strength ratings from other rating agencies, Fitch Ratings ("Fitch") and Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's"). The most recent rating from Fitch is "BBB-" (Good), which is the 10th highest of 24 rating levels used by Fitch. The most recent rating from Standard & Poor's is "BB+" with a stable outlook. A "BB+" rating is the 11th highest of 21 rating levels used by Standard & Poor's.

   Our ratings are subject to periodic review by, and may be revised downward or revoked at the sole discretion of, A.M. Best, Fitch or Standard & Poor's. A decline in a company's ratings indicating a reduced financial strength or other adverse financial developments can cause concern about the viability of the downgraded insurer among its agents, brokers and policyholders, resulting in a movement of business away from the downgraded carrier to other stronger or more highly rated carriers. Because many of our agents and brokers (whom we refer to as "producers") and policyholders purchase our policies on the basis of our current ratings, the loss or reduction of any of our ratings will adversely impact our ability to retain or expand our policyholder base. In addition, we will be in default under our credit facility if TICNY or any other insurance subsidiary fails to maintain a rating of at least "B+" from A.M. Best or if at any time A.M. Best decreases the rating by more than a single increment at a time.

   The objective of the rating agencies' rating systems is to provide an opinion of an insurer's financial strength and ability to meet ongoing obligations to its policyholders. Our ratings reflect the rating agencies' opinion of our financial strength and are not evaluations directed to investors in our common stock nor recommendations to buy, sell or hold our common stock.

   THE FAILURE OF ANY OF THE LOSS LIMITATION METHODS WE EMPLOY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION OR OUR RESULTS OF OPERATIONS.

   Various provisions of our policies, such as limitations or exclusions from coverage or choice of forum, which have been negotiated to limit our risks, may not be enforceable in the manner we intend. At the present time we employ a variety of endorsements to our policies that limit exposure to known risks, including but not limited to exclusions relating to coverage for lead paint poisoning, asbestos and most claims for bodily injury or property damage resulting from the release of pollutants.

   In addition, the policies we issue contain conditions requiring the prompt reporting of claims to us and our right to decline coverage in the event of a violation of that condition. Our policies also include limitations restricting the period in which a policyholder may bring a breach of contract or other claim against the company, which in many cases is shorter than the statutory limitations for such claims in the states in which we write business. While these exclusions and limitations reduce the loss exposure to us and help eliminate known exposures to certain risks, it is possible that a court or regulatory authority could nullify or void an exclusion or legislation could be enacted modifying or barring the use of such endorsements and limitations in a way that would adversely effect our loss experience, which could have a material adverse effect on our financial condition or results of operations.

   WE MAY FACE SUBSTANTIAL EXPOSURE TO LOSSES FROM TERRORISM AND WE ARE REQUIRED BY LAW TO PROVIDE COVERAGE AGAINST SUCH LOSSES.

   Our location and concentration of business written in New York City and adjacent areas expose us to losses from terrorism. We are required by state and federal law to provide coverage for terrorism in certain circumstances. We also have limitations in our ceded reinsurance treaties pertaining to terrorism.

   In response to the September 11, 2001 terrorist attacks, the United States Congress enacted legislation designed to ensure, among other things, the availability of insurance coverage for foreign terrorist acts, including the requirement that insurers provide such coverage in certain circumstances. The Terrorism Risk Insurance Act of 2002 (the "Terrorism Act") requires commercial property and casualty insurance companies to offer coverage for certain acts of terrorism and has established a federal assistance program through the end of 2005 to help such insurers cover claims related to future terrorism-related losses.

   Pursuant to the Terrorism Act, TICNY must offer insureds the option to purchase coverage for certified acts of terrorism for an additional premium or decline such coverage. From August 2003 through December 31, 2003, we provided terrorism coverage to approximately 65% of our commercial package, businessowners and monoline commercial property policies. For workers compensation, commercial automobile, and landlord package policies, we currently do not attach a terrorism exclusion, but certified acts of terrorism are covered by the federal assistance provided by the Terrorism Act. For personal lines policies including homeowners, dwelling and personal other liability policies, we do not exclude losses from terrorism and we are not covered under the Terrorism Act. When the coverage is not purchased, we endorse the policy to exclude coverage for certified acts of terrorism, but losses from an act of terrorism that is not a certified event may be covered in any case. Also, even for certified acts of terrorism, losses from fire following the act of terrorism are covered.

   The Terrorism Act reimburses up to 90% of the losses to commercial insurers due to certified acts of terrorism in excess of a deductible. Our deductible in 2004 is 10% of our 2003 direct earned premium on commercial lines. This deductible will increase to 15% of our direct earned premiums on commercial lines in 2005. The federal assistance under the Act is scheduled to expire at the end of 2005 unless Congress extends it. Potential future changes to the Terrorism Act could also adversely affect us by causing our reinsurers to increase prices or withdraw from certain markets where terrorism coverage is required.

   Our quota share reinsurance treaty specifically provides terrorism coverage. The amount of coverage is limited to 10% of the ceded earned premiums for the applicable treaty year. Excess of loss reinsurance treaties for multiple-line and workers' compensation contain various sublimits for terrorism coverage.

   A terrorist attack or series of attacks in New York City or the surrounding areas could have a material adverse effect on our results of operations and financial condition. In addition, terrorist attacks in these areas could depress economic activity in our core market, which could hurt our business.

   THE EFFECTS OF EMERGING CLAIM AND COVERAGE ISSUES ON OUR BUSINESS ARE UNCERTAIN.

   As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until some time after we have issued insurance or reinsurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance or reinsurance contracts may not be known for many years after a contract is issued.

   One recent example of an emerging claim and coverage issue is New York City sidewalk liability. Effective as of September 14, 2003, a new law enacted by the New York City Council allows an injured party to sue the owner of a commercial building located in the five boroughs of New York City for any property damage or personal injury that was caused by the failure of the owner to maintain the sidewalk abutting the owner's building in a reasonably safe condition. Previously, the City of New York, and not the building owner, was responsible for the maintenance of city sidewalks. We have adjusted our underwriting guidelines to attempt to screen out exposures that present a heightened risk from this new law. However, the size and extent of the claims that may emerge due to this change in law are as yet uncertain.

   SINCE WE DEPEND ON A FEW PRODUCERS FOR A LARGE PORTION OF OUR REVENUES, LOSS OF BUSINESS PROVIDED BY ANY ONE OF THEM COULD ADVERSELY AFFECT US.


   Our products are marketed by independent producers. Other insurance companies compete with us for the services and allegiance of these producers. These producers may choose to direct business to our competitors, or may direct less desirable risks to us. For the six months ended June 30, 2004, approximately 50% of the total of TICNY's gross premiums written and premiums produced by TRM on behalf of its issuing companies was derived from our top 10 producers. For the six months ended June 30, 2004, Morstan General Agency, Davis Agency Inc., Simon Agency, Inc. and CRC Insurance Inc. produced 15.2%, 7.3%, 5.4% and 5.4%, respectively, of the total of TICNY's gross premiums written and the premiums produced by TRM on behalf of its issuing companies. A significant decrease in business from, or the entire loss of, our largest producer or several of our other large producers would cause us to lose premium and require us to seek alternative producers or to increase submissions from existing producers. In the event we are unable to find replacement producers or increase business produced by our existing producers, our premium revenues would decrease and our business and results of operations would be materially and adversely affected.


   OUR RELIANCE ON PRODUCERS SUBJECTS US TO THEIR CREDIT RISK.

   With respect to the premiums produced by TRM for its issuing companies and a limited amount of premium volume written by TICNY, producers collect premium from the policyholders and forward them to TRM and TICNY. In certain jurisdictions, including New York, when the insured pays premiums for these policies to producers for payment over to TRM and TICNY, the premiums might be considered to have been paid under applicable insurance laws and regulations and the insured will no longer be liable to us for those amounts, whether or not we have actually received the premiums from the producer. Consequently, we assume a degree of credit risk associated with producers. Although producers' failures to remit premiums to us have not caused a material adverse impact on us to date, there have been instances where producers collected premium but did not remit it to us and we were nonetheless required under applicable law to provide the coverage set forth in the policy despite the absence of premium. Because the possibility of these events is dependent in large part upon the financial condition and internal operations of our producers, which in most cases are not public information, we are not able to quantify the exposure presented by this risk. If we are unable to collect premiums from our producers in the future, our financial condition and results of operations could be materially and adversely affected.

   WE OPERATE IN A HIGHLY COMPETITIVE ENVIRONMENT. IF WE ARE UNSUCCESSFUL IN COMPETING AGAINST LARGER OR MORE WELL-ESTABLISHED RIVALS, OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD BE ADVERSELY AFFECTED.

   The property and casualty insurance industry is highly competitive and has historically been characterized by periods of significant pricing competition alternating with periods of greater pricing discipline, during which competition focuses upon other factors. In the current market environment, where premium rates have remained favorable, competition in our business is based primarily on products offered, service, experience, the strength of our client relationships, reputation, speed of claims payment, perceived financial strength, ratings, scope of business, commissions paid and policy and contract terms and conditions.

   We compete with major U.S. insurers and certain underwriting syndicates, including large national companies such as The St. Paul Travelers Companies, Inc., Allstate Insurance Company and State Farm Fire and Casualty Company; regional insurers such as OneBeacon Insurance Company; and smaller, more local competitors such as Magna Carta Companies, Utica First Insurance Company, Greater New York Mutual Insurance Company, Commercial Mutual Insurance Company and Otsego Mutual Fire Insurance Company. Many of these companies have greater financial, marketing and management resources than we do. Many of these competitors also have more experience, better ratings and more market recognition than we do. We seek to distinguish ourselves from our competitors by providing a broad product line offering and targeting those market segments that provide us with the best opportunity to earn an underwriting profit. We also compete with other companies by quickly and opportunistically delivering products that respond to our producers' needs.

   In addition to competition in the operation of our business, we face competition from a variety of sources in attracting and retaining qualified employees. We also face competition because of entities that self-insure, primarily in the commercial insurance market. From time to time, established and potential customers may examine the benefits and risks of self-insurance and other alternatives to traditional insurance. See "Business--Competition."

   In addition, a number of new, proposed or potential legislative or industry developments could also increase competition in our industries. These developments include:

   o the enactment of the Gramm-Leach-Bliley Act of 1999, which, among other things, repealed United States federal laws that limited the ability of banks to affiliate themselves with insurance companies and could result in increased competition in the insurance market from new entrants with large, pre-existing customer bases and broad distribution networks, including banks and other financial service companies;

   o an increase in capital-raising by companies in our line of business, which could result in stronger competitors, new entrants to our markets and an excess of capital in the industry, all of which may make it harder to generate sufficient business at profitable rates; and

   o changing practices and other effects caused by the internet (e.g., increased availability of information regarding different insurance companies and their policies and lower barriers to entry into new geographic markets by insurance companies), which have led to greater competition in the insurance business and, in some cases, greater expectations for customer service.

   New competition could cause the demand for insurance to fall or the expense of customer acquisition and retention to increase, either of which could have a material adverse effect on our financial condition or results of operations.

   WE MAY EXPERIENCE DIFFICULTY IN EXPANDING OUR BUSINESS, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

   We plan to expand our licensing or acquire other insurance companies with multi-state property and casualty licensing in order to expand our product and service offerings geographically. We also intend to continue to acquire books of business that fit our underwriting competencies from competitors, managing agents and other producers. This expansion strategy may present special risks:

   o We have achieved our prior success by applying a disciplined approach to underwriting and pricing in select markets that are not well served by our competitors. We may not be able to successfully implement our underwriting, pricing and product strategies in companies or books of business we acquire or over a larger operating region;

   o We may not be successful in obtaining the required regulatory approvals to offer additional insurance products or expand into additional states;

   o We have limited acquisition experience and may not be able to efficiently combine an acquired company or block of business with our present financial, operational and management information systems; and

   o An acquisition could dilute the book value and earnings per share of our common stock.

   We cannot assure you that we will be successful in expanding our business or that any new business will be profitable. If we are unable to expand our business or to manage our expansion effectively, our results of operations and financial condition could be adversely affected.

   WE COULD BE ADVERSELY AFFECTED BY THE LOSS OF ONE OR MORE PRINCIPAL EMPLOYEES OR BY AN INABILITY TO ATTRACT AND RETAIN STAFF.

   Our success will depend in substantial part upon our ability to attract and retain qualified executive officers, experienced underwriting talent and other skilled employees who are knowledgeable about our business. We rely substantially upon the services of our executive management team. Although we are not aware of any planned departures or retirements, if we were to lose the services of members of our management team, our business could be adversely affected. We believe we have been successful in attracting and retaining key personnel throughout our history. We have employment agreements with Michael
H. Lee, our Chairman of the Board, President and Chief Executive Officer, and other members of our senior management team. For a discussion of the terms and conditions of these agreements, see "Management-- Employment Agreements." We do not currently maintain key man life insurance policies with respect to our employees except for Michael H. Lee.

   IF ISSUING COMPANIES OR REINSURERS ARE UNWILLING TO PARTICIPATE IN INSURANCE ARRANGED BY TRM, OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED.

   TRM produces insurance for other insurance companies, which we call TRM's issuing companies, that in turn cede 100% of the business to reinsurers, including TICNY. TRM receives commissions and fees for producing the insurance and arranging the reinsurance. TRM's ability to generate fee income therefore depends upon the willingness of issuing companies to write the business produced by TRM, which depends upon the willingness of reinsurers, including TICNY, to assume the risk on the business produced by TRM. For example, in 2001 commission revenue generated by TRM's managing general agency began to decline, as we were unable to secure favorable reinsurance terms for the business produced for TRM's issuing companies due to the unfavorable loss experience on that business during the soft market. Currently, all of the premium produced by TRM is written through two issuing insurance companies, Virginia Surety Company, Inc. ("Virginia Surety") and State National Insurance Company, Inc. ("State National"). The contracts with these companies are terminable by either party upon 90 days notice. If we are unable to successfully structure a reinsurance transaction that would be satisfactory to these issuing companies or if the issuing companies are otherwise unwilling to do business with us, and we are unable to find additional or replacement issuing companies, we would have to rely on our own insurance company to write the premium currently produced by TRM for these issuing companies or else forego some or all of this business and the associated fee revenues. Writing this business in our own insurance company would require us to bear additional insurance risk. Depending on our insurance company's statutory surplus and our premium growth, we may not be able to write some or all of this business. Accordingly, the inability to retain or replace a TRM issuing company or to obtain reinsurance acceptable to us or the issuing companies could have a material adverse effect on our financial condition or results of operations.

   AN ISSUING COMPANY'S INSOLVENCY OR WEAKENED FINANCIAL CONDITION MAY HAVE AN ADVERSE IMPACT ON TRM'S REVENUES.


   In the event of the insolvency or liquidation of an issuing company or other event having a negative impact on the financial strength of an issuing company, TRM may be unable to collect commissions due on policies written through that issuing company and may be unable to collect other fees due such as claims administration fees. Commission revenue on policies written through TRM's issuing companies represented 10.5% of consolidated revenues for the six months ended June 30, 2004, 10.7% in 2003, 7.5% in 2002 and 24.5% in 2001.


   For example, one of TRM's previous issuing companies, Legion Insurance Company ("Legion"), was placed into rehabilitation in March of 2002 and then subsequently declared insolvent and placed into liquidation in July of 2003. Although we were able to minimize the adverse financial impact in this case by terminating our agreement with Legion prior to regulatory action being taken, the insolvency, receivership, liquidation or weakened financial condition of one of TRM's issuing companies would leave TRM with no guarantee of full or partial payments of monies due. Accordingly, as a result of such an event, our financial condition or results of operations could be materially adversely affected.

   OUR INVESTMENT PERFORMANCE MAY SUFFER AS A RESULT OF ADVERSE CAPITAL MARKET DEVELOPMENTS OR OTHER FACTORS, WHICH MAY AFFECT OUR FINANCIAL RESULTS AND ABILITY TO CONDUCT BUSINESS.


   We invest the premium we receive from policyholders until it is needed to pay policyholder claims or other expenses. At June 30, 2004, our invested assets consisted of $100.4 million in fixed maturity securities, $2.2 million in equity securities and $9.2 million in short term investments. For the six months ended June 30, 2004, we had $1.9 million of net investment income representing 3.9% of our total revenues and 34.2% of our pre-tax income. Our funds are invested by a professional investment advisory management firm under the direction of our management team in accordance with detailed investment guidelines set by us. See "Business--Investments." Although our investment policies stress diversification of risks, conservation of principal and liquidity, our investments are subject to a variety of investment risks, including risks relating to general economic conditions, market volatility, interest rate fluctuations, liquidity risk and credit and default risk. (Interest rate risk is discussed below under the heading, "--We may be adversely affected by interest rate changes.") In particular, the volatility of our claims may force us to liquidate securities, which may cause us to incur capital losses. If we do not structure our investment portfolio so that it is appropriately matched with our insurance and reinsurance liabilities, we may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. Investment losses could significantly decrease our asset base and statutory surplus, thereby affecting our ability to conduct business.


   WE MAY BE ADVERSELY AFFECTED BY INTEREST RATE CHANGES.

   Our operating results are affected, in part, by the performance of our investment portfolio. Our investment portfolio contains interest rate sensitive instruments, such as bonds, which may be adversely affected by changes in interest rates. A significant increase in interest rates could have a material adverse effect on our financial condition or results of operations. Generally, bond prices decrease as interest rates rise. Changes in interest rates could also have an adverse effect on our investment income and results of operations. For example, if interest rates decline, investment of new premiums received and funds reinvested will earn less than expected.


   In addition, our investment portfolio includes mortgage-backed securities. As of June 30, 2004, mortgage-backed securities constituted approximately 33.3% of our invested assets. As with other fixed income investments, the fair market value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can expose us to prepayment risks on these investments. When interest rates fall, mortgage-backed securities are prepaid more quickly than expected and the holder must reinvest the proceeds at lower interest rates. Our mortgage-backed securities currently consist of securities with features that reduce the risk of prepayment, but there is no guarantee that we will not invest in other mortgage-backed securities that lack this protection. In periods of increasing interest rates, mortgage-backed securities are prepaid more slowly, which may require us to receive interest payments that are below the interest rates then prevailing for longer than expected.


   Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control.

   WE MAY REQUIRE ADDITIONAL CAPITAL IN THE FUTURE, WHICH MAY NOT BE AVAILABLE OR ONLY AVAILABLE ON UNFAVORABLE TERMS.

   Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by this offering are insufficient to fund future operating requirements and/or cover claim losses, we may need to raise additional funds through financings or curtail our growth. Based on our current operating plan, we believe that the net proceeds to us from this offering, together with our anticipated retained earnings, will support our operations without the need to raise additional capital. However, we cannot provide any assurance in that regard, since many factors will affect our capital needs and their amount and timing, including our growth and profitability, our claims experience, and the availability of reinsurance, as well as possible acquisition opportunities, market disruptions and other unforeseeable developments. If we had to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. In the case of equity financings, dilution to our stockholders could result, and in any case such securities may have rights, preferences and privileges that are senior to those of the shares offered hereby. If we cannot obtain adequate capital on favorable terms or at all, our business, financial condition or results of operations could be materially adversely affected.

   THE REGULATORY SYSTEM UNDER WHICH WE OPERATE, AND POTENTIAL CHANGES THERETO, COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

   TICNY is subject to comprehensive regulation and supervision in New York, which is the only state in which TICNY is licensed. The purpose of the New York insurance laws and regulations is to protect insureds, not our stockholders. These regulations are generally administered by the New York State Insurance Department and relate to, among other things:

   o standards of solvency, including risk based capital measurements;

   o restrictions on the nature, quality and concentration of investments;

   o required methods of accounting;

   o rate and form regulation pertaining to certain of our insurance businesses; and

   o potential assessments for the provision of funds necessary for the settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies.

   Significant changes in these laws and regulations could make it more expensive to conduct our business. The New York Insurance Department also conducts periodic examinations of the affairs of insurance companies and requires the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives.

   TICNY may not be able to obtain or maintain necessary licenses, permits, authorizations or accreditations in New York or in new states we intend to enter, or may be able to do so only at significant cost. In addition, we may not be able to comply fully with or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to insurance companies or holding companies. Failure to comply with or to obtain appropriate authorizations and/or exemptions under any applicable laws could result in restrictions on our ability to do business or engage in certain activities that are regulated in one or more of the jurisdictions in which we operate and could subject us to fines and other sanctions, which could have a material adverse effect on our business. In addition, changes in the laws or regulations to which our operating subsidiaries are subject could adversely affect our ability to operate and expand our business or could have a material adverse effect on our financial condition or results of operations.

   In recent years, the U.S. insurance regulatory framework has come under increased federal scrutiny, and some state legislators have considered or enacted laws that may alter or increase state regulation of insurance and reinsurance companies and holding companies. Moreover, the National Association of Insurance Commissioners ("NAIC"), which is an association of the insurance commissioners of all 50 states and the District of Columbia, and state insurance regulators regularly re-examine existing laws and regulations, often focusing on modifications to holding company regulations, interpretations of existing laws and the development of new laws. Changes in these laws and regulations or the interpretation of these laws and regulations could have a material adverse effect on our financial condition or results of operations.

   The activities of TRM are subject to licensing requirements and regulation under the laws of New York and New Jersey. TRM's business depends on the validity of, and continued good standing under, the licenses and approvals pursuant to which it operates, as well as compliance with pertinent regulations.

   Licensing laws and regulations vary from jurisdiction to jurisdiction. In all jurisdictions, the applicable licensing laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally such authorities are vested with relatively broad and general discretion as to the granting, renewing and revoking of licenses and approvals. Licenses may be denied or revoked for various reasons, including the violation of such regulations, conviction of crimes and the like. Possible sanctions which may be imposed include the suspension of individual employees, limitations on engaging in a particular business for specified periods of time, revocation of licenses, censures, redress to clients and fines. In some instances, TRM follows practices based on its or its counsels' interpretations of laws and regulations, or those generally followed by the industry, which may prove to be different from those of regulatory authorities.

   IF NEW YORK DRASTICALLY INCREASES THE ASSESSMENTS TICNY IS REQUIRED TO PAY, OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION WILL SUFFER.


   TICNY is subject to assessments in New York for various purposes, including the provision of funds necessary to fund the operations of the New York Insurance Department and the New York Security Fund, which pays covered claims under certain policies provided by impaired, insolvent or failed insurance companies. These assessments are generally set based on an insurer's percentage of the total premiums written in New York State within a particular line of business. From 1998 to 2003, our assessments in any year have not exceeded $655,000. For the six months ended June 30, 2004, assessments were $868,000 resulting from an increase in the New York Security Fund. As our company grows, our share of any assessments may increase. However, we cannot predict with certainty the amount of future assessments because they depend on factors outside our control, such as insolvencies of other insurance companies. Significant assessments could have a material adverse effect on our financial condition or results of operations.


   OUR ABILITY TO MEET ONGOING CASH REQUIREMENTS AND PAY DIVIDENDS MAY BE LIMITED BY OUR HOLDING COMPANY STRUCTURE AND REGULATORY CONSTRAINTS.


   Tower is a holding company and, as such, has no direct operations of its own. Tower does not expect to have any significant operations or assets other than its ownership of the shares of its operating subsidiaries. Dividends and other permitted payments from our operating subsidiaries are expected to be our primary source of funds to meet ongoing cash requirements, including any future debt service payments and other expenses, and to pay dividends, if any, to our stockholders. TICNY is subject to significant regulatory restrictions limiting its ability to declare and pay dividends. As of June 30, 2004, the maximum amount of distributions that TICNY could pay to Tower without approval of the New York Insurance Department was $2.6 million. The inability of TICNY to pay dividends and other permitted payments in an amount sufficient to enable us to meet our cash requirements at the holding company level would have a material adverse effect on our operations and our ability to pay dividends to our stockholders. While we currently intend to pay dividends, if you require dividend income you should carefully consider these risks before relying on an investment in our company. For more information regarding restrictions on the payment of dividends, see "Dividend Policy" and "Business--Regulation."


   ALTHOUGH WE HAVE PAID CASH DIVIDENDS IN THE PAST, WE MAY NOT PAY CASH DIVIDENDS IN THE FUTURE.

   We have a history of paying dividends to our stockholders when sufficient cash is available, and we currently intend to pay dividends after this offering. However, future cash dividends will depend upon our results of operations, financial condition, cash requirements and other factors, including the ability of our subsidiaries to make distributions to us, which ability is restricted in the manner previously discussed in this section. Also, there can be no assurance that we will continue to pay dividends even if the necessary financial conditions are met and if sufficient cash is available for distribution. See "Dividend Policy."

                         RISKS RELATED TO OUR INDUSTRY

   THE THREAT OF TERRORISM AND MILITARY AND OTHER ACTIONS MAY ADVERSELY AFFECT OUR INVESTMENT PORTFOLIO AND MAY RESULT IN DECREASES IN OUR NET INCOME, REVENUE AND ASSETS UNDER MANAGEMENT.

   The threat of terrorism, both within the United States and abroad, and military and other actions and heightened security measures in response to these types of threats, may cause significant volatility and declines in the equity markets in the United States, Europe and elsewhere, as well as loss of life, property damage, additional disruptions to commerce and reduced economic activity. Some of the assets in our investment portfolio may be adversely affected by declines in the equity markets and economic activity caused by the continued threat of terrorism, ongoing military and other actions and heightened security measures.

   We cannot predict at this time whether and the extent to which industry sectors in which we maintain investments may suffer losses as a result of potential decreased commercial and economic activity, or how any such decrease might impact the ability of companies within the affected industry sectors to pay interest or principal on their securities, or how the value of any underlying collateral might be affected.

   We can offer no assurances that terrorist attacks or the threat of future terrorist events in the United States and abroad or military actions by the United States will not have a material adverse effect on our business, financial condition or results of operations.

   OUR RESULTS OF OPERATIONS AND REVENUES MAY FLUCTUATE AS A RESULT OF MANY FACTORS, INCLUDING CYCLICAL CHANGES IN THE INSURANCE INDUSTRY, WHICH MAY CAUSE THE PRICE OF OUR SECURITIES TO BE VOLATILE.

   The results of operations of companies in the property and casualty insurance industry historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

   o competition;

   o rising levels of loss costs that we cannot anticipate at the time we price our products;

   o volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks;

   o changes in the level of reinsurance capacity and capital capacity;

   o changes in the amount of loss and loss adjustment expense reserves resulting from new types of claims and new or changing judicial interpretations relating to the scope of insurers' liabilities; and

   o fluctuations in equity markets and interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested assets and may impact the ultimate payout of losses.

   The supply of insurance is related to prevailing prices, the level of insured losses and the level of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industry. As a result, the insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. Although premium levels for many products have increased in recent years, the supply of insurance and reinsurance may increase, either by capital provided by new entrants or by the commitment of additional capital by existing insurers or reinsurers, which may cause prices to decrease. Any of these factors could lead to a significant reduction in premium rates, less favorable policy terms and fewer submissions for our underwriting services. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance business significantly, and we expect to experience the effects of such cyclicality. This cyclicality could have a material adverse effect on our results of operations and revenues, which may cause the price of our securities to be volatile. For a more detailed discussion of the cyclicality of the insurance industry, please see "Business--Industry Background."

              RISKS RELATED TO OUR COMMON STOCK AND THIS OFFERING

   THERE IS NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK AND THEREFORE, YOU CANNOT BE CERTAIN THAT AN ACTIVE TRADING MARKET OR A SPECIFIC SHARE PRICE WILL BE ESTABLISHED.

   Currently there is no public trading market for our common stock, and it is possible that an active trading market will not develop upon completion of this offering or that the market price of our common stock will decline below the initial public offering price. We have applied to list our common stock on the Nasdaq National Market under the symbol "TWGP." The initial public offering price per share will be determined by agreement among us and the underwriters and may not be indicative of the market price of our common stock after our initial public offering.

   THE PRICE OF OUR COMMON STOCK MAY DECREASE AFTER THIS OFFERING.

   The trading price of shares of our common stock may decline for many reasons, some of which are beyond our control, including among others:

   o quarterly variations in our results of operations;

   o changes in expectations as to our future results of operations, including financial estimates by securities analysts and investors;

   o announcements by third parties of claims against us;

   o changes in law and regulation;

   o results of operations that vary from those expected by securities analysts and investors; and

   o future sales of shares of our common stock.

   In addition, the stock market in recent years has experienced substantial price and volume fluctuations that sometimes have been unrelated or disproportionate to the operating performance of companies. As a result, the trading price of shares of our common stock may be below the initial public offering price and you may not be able to sell your shares at or above the price you pay to purchase them.

   FUTURE SALES OF SHARES OF OUR COMMON STOCK MAY AFFECT THEIR MARKET PRICE AND THE FUTURE EXERCISE OF OPTIONS AND WARRANTS MAY DEPRESS OUR STOCK PRICE AND WILL RESULT IN IMMEDIATE AND SUBSTANTIAL DILUTION.

   We cannot predict what effect, if any, future sales of shares of our common stock, or the availability of shares for future sale, will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market following our initial public offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your shares at a time and price which you deem appropriate. See "Description of Capital Stock" and "Shares Eligible for Future Sale" for further information regarding circumstances under which additional shares of our common stock may be sold.

   Upon completion of our initial public offering, there will be   shares of
our common stock outstanding. If the underwriters' over-allotment option for
additional shares of common stock is exercised,   shares of common stock will
be outstanding. Moreover,   additional shares of our common stock will be
issuable upon the full exercise or conversion of outstanding vested options
and   additional shares of common stock will be issuable upon exercise of a warrant issued to Friedman, Billings, Ramsey & Co., Inc. that becomes exercisable on the first anniversary of this offering. In the event that any outstanding options or warrants are exercised, you will suffer immediate and substantial dilution of your investment. See "Description of Capital Stock-- Warrants" and "Underwriting."

   We, our executive officers and directors and the selling stockholders have entered into 180-day lock-up agreements as described in "Shares Eligible for Future Sale."

   PUBLIC INVESTORS WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION AS A RESULT OF THIS OFFERING.

   The initial public offering price per share is significantly higher than our net tangible book value per share. Accordingly, if you purchase shares in this offering, you will suffer immediate and substantial dilution of your
investment. Based upon the issuance and sale of   shares of our common stock
at an assumed initial public offering price of $    per share (the midpoint of
the price range set forth on the cover page of this prospectus), you will incur immediate dilution of approximately $ in the net tangible book value per share if you purchase common stock in this offering.

   APPLICABLE INSURANCE LAWS MAY MAKE IT DIFFICULT TO EFFECT A CHANGE OF CONTROL OF OUR COMPANY.

   TICNY, our insurance company subsidiary, is domiciled in New York State. Before a person can acquire control of a New York insurance company, prior written approval must be obtained from the Superintendent of Insurance of the State of New York. Prior to granting approval of an application to acquire control of a New York insurer, the Superintendent of Insurance of the State of New York will consider such factors as the financial strength of the applicant, the integrity and management of the applicant's board of directors and executive officers, the acquirer's plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Pursuant to the New York insurance holding company statute, "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the company, whether through the ownership of voting securities, by contrast (except a commercial contract for goods or non-management services) or otherwise. Control is presumed to exist if any person directly or indirectly owns, controls or holds with the power to vote 10% or more of the voting securities of the company; however, the New York State Insurance Department, after notice and a hearing, may determine that a person or entity which directly or indirectly owns, controls or holds with the power to vote less than 10% of the voting securities of the company, "controls" the company. Because a person acquiring 10% or more of our common stock would indirectly control the same percentage of the stock of TICNY, the insurance change of control laws of New York would apply to such a transaction.

   These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

   A FEW LARGE STOCKHOLDERS MAY BE ABLE TO INFLUENCE STOCKHOLDER DECISIONS, WHICH MAY CONFLICT WITH YOUR INTERESTS AS A STOCKHOLDER.

   Immediately upon completion of this offering, Michael H. Lee, our Chairman of the Board, President and Chief Executive Officer, and members of his family will own beneficially shares representing approximately % of the voting power of our common stock on a diluted basis. As a result of their ownership position, these stockholders voting together may have the ability to significantly influence matters requiring stockholder approval, including, without limitation, the election and removal of directors and mergers, acquisitions, changes of control of our company and sales of all or substantially all of our assets. This concentration of stock ownership may make it difficult for stockholders to replace management. Your interests as a stockholder may conflict with the interests of these stockholders and the trading price of shares of our common stock could be adversely affected.

   ANTI-TAKEOVER PROVISIONS IN OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BY-LAWS AND UNDER THE LAWS OF THE STATE OF DELAWARE COULD IMPEDE AN ATTEMPT TO REPLACE OR REMOVE OUR DIRECTORS OR OTHERWISE EFFECT A CHANGE OF CONTROL OF OUR COMPANY, WHICH COULD DIMINISH THE VALUE OF OUR COMMON STOCK.

   Our amended and restated certificate of incorporation and amended and restated by-laws contain provisions that may entrench directors and make it more difficult for stockholders to replace directors even if the stockholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control that a stockholder might consider favorable. For example, these provisions may prevent a stockholder from receiving the benefit from any premium over the market price of our common stock offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future. In addition, Section 203 of the Delaware General Corporation Law may limit the ability of an "interested stockholder" to engage in business combinations with us. An interested stockholder is defined to include persons owning 15% or more of any class of our outstanding voting stock.

   Our amended and restated certificate of incorporation and amended and restated by-laws contain the following provisions that could have an anti-takeover effect:

   o election of our directors is staggered, meaning that the members of only one of three classes of our directors are selected each year;

   o stockholders have limited ability to remove directors;

   o stockholders have limited ability to call stockholder meetings and to bring business before a meeting of stockholders; and

   o our board of directors may authorize the issuance of preferred stock with such rights, powers and privileges as the board deems appropriate.

   These provisions may make it difficult for stockholders to replace management and could have the effect of discouraging a future takeover attempt which is not approved by our board of directors but which individual stockholders might consider favorable.

                         CERTAIN IMPORTANT INFORMATION


   YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE, THE SELLING STOCKHOLDERS AND THE UNDERWRITERS ARE OFFERING TO SELL AND SEEKING OFFERS TO BUY THESE SECURITIES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF COMMON STOCK. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

   In this prospectus:

   o references to the "Company," "we," "us" or "our" refer to Tower Group, Inc. and its subsidiaries, including Tower Insurance Company of New York and Tower Risk Management Corporation and any other direct or indirect subsidiary, unless the context suggests otherwise;

   o references to "Tower" refer solely to Tower Group, Inc.;

   o unless otherwise stated, all figures assume no exercise of the underwriters' over-allotment option;

   o all share amounts and strike prices contained in this prospectus will be adjusted to reflect a stock split which the Company expects to effect prior to the completion of the offering contemplated by this prospectus;

   o all references to our common stock reflect a conversion of our Class A and Class B common stock to a single class, which the Company expects to effect prior to the completion of the offering contemplated by this prospectus; and

   o all references to our amended and restated certificate of incorporation and our amended and restated by-laws reflect amendments that we expect to effect prior to the consummation of the offering.

   For your convenience, we have provided a Glossary, beginning on page G-1, of selected insurance and investment terms used in this prospectus.

                       NOTE ON FORWARD-LOOKING STATEMENTS


   Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus may include forward-looking statements that reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the insurance sector in general. Statements that include the words "expect," "intend," "plan," "believe," "project," "estimate," "may," "should," "anticipate," "will" and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

   All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those described under "Risk Factors" and the following:

   o ineffectiveness or obsolescence of our business strategy due to changes in current or future market conditions;

   o increased competition on the basis of pricing, capacity, coverage terms or other factors;

   o greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than our underwriting, reserving or investment practices anticipate based on historical experience or industry data;

   o the effects of acts of terrorism or war;

   o developments in the world's financial and capital markets that adversely affect the performance of our investments;

   o changes in regulations or laws applicable to us, our subsidiaries, brokers or customers;

   o acceptance of our products and services, including new products and services;

   o changes in the availability, cost or quality of reinsurance and failure of our reinsurers to pay claims timely or at all;

   o decreased demand for our insurance or reinsurance products;

   o loss of the services of any of our executive officers or other key personnel;

   o the effects of mergers, acquisitions and divestitures;

   o changes in rating agency policies or practices;

   o changes in legal theories of liability under our insurance policies;

   o changes in accounting policies or practices; and

   o changes in general economic conditions, including inflation and other factors.

   The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

   If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we project. Any forward-looking statements you read in this prospectus reflect our views as of the date of this prospectus with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. Before making an investment decision, you should specifically consider all of the factors identified in this prospectus that could cause actual results to differ.

                                USE OF PROCEEDS


   We estimate that our net proceeds from this offering, based on an assumed
initial public offering price of $   per share (the midpoint of the price
range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and our estimated offering expenses,
will be approximately $    million. We estimate that our net proceeds will be
$    million if the underwriters exercise their over-allotment option in full.


   We plan to use approximately $3.5 million to $7.5 million of the net proceeds of this offering to acquire a shell insurance company with multi-state property and casualty licensing, with the amount of the purchase price depending on the number of licenses. We hope to complete such an acquisition within one year from the date of this offering, although we are not currently engaged in discussions regarding any such potential acquisition. In addition, immediately after the offering, we plan to pay off the entire remaining balance of our loans with CIT Group/Equipment Financing, Inc., which we estimate will be approximately $5.2 million at that time. The annual interest rate on these loans is LIBOR plus 4.50%. We also plan to redeem the 30,000 outstanding shares of our Series A Cumulative Redeemable Preferred Stock for $1.5 million. The Series A Cumulative Redeemable Preferred Stock pays dividends at an annual rate of 10.5%. We plan to contribute the remaining balance of the proceeds from this offering to TICNY and to any shell insurance company we may acquire to support their premium writings, which may increase through acquisitions of renewal rights and in force books of business, as well as organically. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.


                                DIVIDEND POLICY

   Our board of directors currently intends to authorize the payment of a
dividend of $    per share of common stock per quarter to our stockholders of
record, beginning    . Any determination to pay cash dividends will be at the
discretion of our board of directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our board of directors deems relevant.

   We are a holding company and have no direct operations. Our ability to pay dividends depends, in part, on the ability of TICNY to pay dividends to us. TICNY is subject to significant regulatory restrictions limiting its ability to declare and pay dividends.


   The New York Insurance Department must approve any dividend declared or paid by TICNY that, together with all dividends declared or distributed by TICNY during the preceding twelve months, exceeds the lesser of (1) 10% of TICNY's policyholders' surplus as shown on its latest statutory financial statements filed with the New York State Insurance Department or (2) 100% of TICNY's adjusted net investment income during this period. As of June 30, 2004, the maximum amount of distributions that TICNY could pay to Tower under New York insurance law without prior regulatory approval of the New York Insurance Department was approximately $2.6 million.


   Pursuant to the terms of the subordinated debentures underlying our trust preferred securities, Tower and its subsidiaries cannot declare or pay any dividends if we are in default of or if we have elected to defer payments of interest on those debentures. If we are in default of our credit agreement with CIT Group/Equipment Financing, Inc., we may not pay any dividend or other distribution with respect to our preferred or common stock.

   For information regarding restrictions on the payment of dividends by us and TICNY, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business-- Regulation."

                                 CAPITALIZATION



   The following table sets forth our consolidated capitalization as of June 30, 2004, on an actual basis and as adjusted to give effect to the sale of shares of common stock in this offering at an assumed initial public offering
price of $    per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and our estimated offering expenses and assuming the underwriters do not exercise their over-allotment option.


   You should read this table in conjunction with "Selected Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes that are included elsewhere in this prospectus.



                                                     AS OF JUNE 30, 2004
                                                    ----------------------
                                                               AS ADJUSTED
                                                    ACTUAL     (UNAUDITED)
                                                   --------    -----------
                                                      ($ IN THOUSANDS,
                                                    EXCEPT SHARE NUMBERS)
DEBT OUTSTANDING:
 Notes payable.................................    $  5,175      $ 5,175
 Subordinated Debentures.......................      20,000       20,000
 Cumulative Redeemable Preferred Stock.........       1,500        1,500
STOCKHOLDERS' EQUITY:
 Common Stock, par value $.01 per share,
   4,000,000 Class A shares authorized;
   1,149,964 Class A shares issued and
   1,098,538 outstanding (1)...................          12
 Common Stock, par value $.01 per share,
   4,000,000 Class B shares authorized;
   1,350,036 Class B shares issued and
   outstanding (1).............................          13
 Common Stock, par value $.01 per share,
   shares authorized;       shares issued and
   outstanding (1)
 Paid-in capital...............................       2,305
 Accumulated other comprehensive net income....        (432)        (432)
 Retained earnings.............................      13,185       13,185
 Treasury Stock................................        (514)        (514)
                                                   --------      -------
    Total stockholders' equity.................      14,569
                                                   --------      -------
TOTAL CAPITALIZATION...........................    $ 41,244
                                                   ========      =======


--------------

(1) Immediately prior to this offering, the issued and outstanding shares of Class B Common Stock will be converted into shares of Class A Common Stock on a one-for-one basis and our Certificate of Incorporation will be amended and restated to eliminate the separate classes of common stock and provide for a single class of common stock, among other things.

     The number of shares of common stock shown to be outstanding after the offering is based upon 2,448,574 shares outstanding as of June 30, 2004 and excludes:

   o shares that may be issued pursuant to the underwriters' over-allotment option;

   o 333,000 shares that may be issued pursuant to an option that had been granted as of June 30, 2004 at an exercise price of $30.00 per share;

   o 199,000 shares that may be issued pursuant to employee stock options that had been granted as of June 30, 2004 at a weighted average exercise price of $5.00 per share;

   o additional shares available for future issuance under our stock option and incentive plans; and

   o shares that may be issued pursuant to warrants issued to Friedman, Billings, Ramsey & Co., Inc. in connection with this offering, which are described under the heading "Underwriting".

    This number also includes 78,156 restricted stock shares authorized by our Board of Directors in May 2004 which were issued on August 1, 2004 and the
issuance of         additional shares of common stock immediately prior to this offering as a result of the exercise in full of a warrant to purchase 583,333 shares of common stock at an exercise price of $1.3714 per share, pursuant to a cashless exercise provision, and based upon an assumed initial offering price of
$          per share (the midpoint of the price range set forth on the cover of this prospectus).

                                    DILUTION



   As of June 30, 2004, our net tangible book value was $14.6 million, or $5.95 per share of common stock, based on 2,448,574 shares of common stock outstanding. After giving effect to the issuance of additional shares of common stock immediately prior to this offering as a result of the exercise in full of a warrant to purchase 583,333 shares of common stock at an exercise price of $1.3714 per share, pursuant to a cashless exercise provision, and based upon an
assumed initial offering price of $   per share (the midpoint of the price range
set forth on the cover page of this prospectus), and 78,156 restricted stock shares authorized by our Board of Directors in May 2004 which were issued on
August 1, 2004, our net tangible book value as of June 30, 2004 was $   million,
or $    per share of common stock, based upon     shares of common stock
outstanding. As used below, our net tangible book value per share represents stockholders' equity divided by the number of shares of common stock outstanding. After giving effect to the issuance and sale in this offering of additional shares of our common stock at an assumed initial public offering
price of $     per share (the midpoint of the price range set forth on the cover page of this prospectus) and the application of the estimated net proceeds therefrom, and after deducting estimated underwriting discounts and our estimated offering expenses and assuming that the underwriters' over-allotment option is not exercised, our net tangible book value as of June 30, 2004 would
have been $   million, or $    per share of common stock. This amount represents
an immediate increase of $    per share to the existing stockholders and an
immediate dilution of $     per share issued to the new investors purchasing
shares offered hereby at the assumed public offering price. The following table illustrates this per share dilution:




    Initial public offering price per share .....................................................   $
    Net tangible book value per share as of June 30, 2004 .......................................    5.95
    Net tangible book value per share as of June 30, 2004, as adjusted (1) ......................
    Increase in net tangible book value per share attributable to this offering .................
    Net tangible book value per share after this offering .......................................
    Dilution per share to new investors (2) .....................................................   $

     (1) Adjusted to reflect 78,156 restricted stock shares authorized by our Board of Directors on May 5, 2004 which were issued on August 1, 2004 and the issuance of additional shares of common stock immediately prior to this offering as a result of the exercise in full of a warrant to purchase 583,333 shares of common stock at an exercise price of $1.3714 per share, pursuant to a cashless exercise provision, and based upon an assumed initial offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus).


    (2) If the underwriters' over-allotment option is exercised in full,
        dilution per share to new investors will be $   .


   The following table sets forth, as of June 30, 2004, the number of shares of our common stock issued, the total consideration paid and the average price per share paid by (i) all of our existing stockholders, after giving effect to the exercise of the warrant discussed above and the issuance of the restricted stock discussed above and (ii) our new investors, after giving effect to the issuance
of       shares of common stock in this offering at an assumed initial public offering price (before deducting estimated underwriting discounts and our estimated offering expenses) of $ per share (the midpoint of the price range set forth on the cover page of this prospectus).



                                                                                                            TOTAL
                                                                                    SHARES ISSUED       CONSIDERATION      AVERAGE
                                                                                  ----------------     ----------------   PRICE PER
                                                                                  NUMBER   PERCENT    AMOUNT    PERCENT     SHARE
                                                                                  ------   -------    ------    -------   ---------
Existing stockholders.........................................................
New investors.................................................................
                                                                                  -----     -----     -----     -----       -----
    Total.....................................................................                 100%                100%
                                                                                  =====     =====     =====     =====       =====


   This table does not give effect to:


   o shares that may be issued pursuant to the underwriters' over-allotment option;

   o 333,000 shares that may be issued pursuant to an option that had been granted as of June 30, 2004 at an exercise price of $30.00 per share;

   o 199,000 shares that may be issued pursuant to employee stock options that had been granted as of June 30, 2004 at a weighted average exercise price of $5.00 per share;


   o additional shares available for future issuance under our stock option and incentive plans; and

   o shares that may be issued pursuant to warrants issued to Friedman, Billings, Ramsey & Co., Inc. in connection with this offering, which are described under the heading "Underwriting."

   To the extent that these warrants and options are exercised, there will be further dilution to new investors.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION


   The following table sets forth our selected historical consolidated financial information for the periods ended and as of the dates indicated. The selected unaudited consolidated income statement data for the three months ended June 30, 2004 and 2003, the six months ended June 30, 2004 and 2003 and the balance sheet data as of June 30, 2004 are derived from our unaudited financial statements included elsewhere in this prospectus, which have been prepared in accordance with GAAP. These historical results are not necessarily indicative of results to be expected from any future period.


   The selected consolidated income statement data for the years ended December 31, 2003, 2002 and 2001 and the balance sheet data as of December 31, 2003 and 2002 are derived from our audited financial statements included elsewhere in this prospectus, which have been prepared in accordance with GAAP and have been audited by Johnson Lambert & Co., our independent auditors. The selected consolidated income statement data for the years ended December 31, 2000 and 1999 and the balance sheet data as of December 31, 2001, 2000 and 1999 are derived from our unaudited financial statements. These historical results are not necessarily indicative of results to be expected from any future period. You should read the following selected consolidated financial information along with the information contained in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus.


                       FOR THE THREE MONTHS      FOR THE SIX MONTHS
                          ENDED JUNE 30,           ENDED JUNE 30,                       FOR THE YEAR ENDED DECEMBER 31,
                    -----------------------  ------------------------ -----------------------------------------------------------
                        2004        2003         2004         2003                                            2000       1999
                    (UNAUDITED) (UNAUDITED)  (UNAUDITED)  (UNAUDITED)    2003        2002       2001      (UNAUDITED)  (UNAUDITED)
                    ----------   ----------  ----------   ----------  ----------  ----------  ----------  ----------   ----------
                                     ($ IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
INCOME STATEMENT
  DATA
Gross premiums
  written ........  $   43,847   $   36,803  $   83,860   $   69,881  $  134,482  $  106,740  $   59,698  $   26,084   $   24,115
Ceded premiums
  written ........      27,355       26,599      52,578       50,442     105,532      79,411      48,372      20,715       19,302
                    ----------   ----------  ----------   ----------  ----------  ----------  ----------  ----------   ----------
Net premiums
  written ........  $   16,492   $   10,204  $   31,282   $   19,439  $   28,950  $   27,329  $   11,326  $    5,369   $    4,813
                    ==========   ==========  ==========   ==========  ==========  ==========  ==========  ==========   ==========
Net premiums
  earned .........  $    9,515   $    5,587  $   17,445   $   10,305  $   22,941  $   26,008  $    6,974  $    5,888   $    4,772
Ceding
  commission
  revenue ........      10,750        8,339      21,051       17,855      35,605      21,872      10,456       6,412        7,269
Insurance
  services
  revenue ........       4,681        2,886       7,205        4,767      12,830      12,428      14,419      19,035       23,692
Net investment
  income .........       1,099          575       1,863        1,082       2,268       1,933         828         644          456
Net realized
  gains (loss)
  on investments .         (13)         416          (2)         449         493          95          69          25           (2)
Policy billing
  fees ...........         158          146         332          269         545         376         144           0            0
                    ----------   ----------  ----------   ----------  ----------  ----------  ----------  ----------   ----------
      Total
        revenues .      26,190       17,949      47,894       34,727      74,682      62,712      32,890      32,004       36,187

Losses and loss
  adjustment
  expenses .......       5,892        3,640      10,909        6,782      15,071      16,356       5,339       4,676        3,679
Operating
  expenses:
  Direct and
    ceding
    commission
    expenses .....       8,568        5,994      15,654       12,430      26,158      19,187      12,540      13,389       16,319
  Other operating
    expenses (1) .       7,727        5,730      14,504       10,891      22,337      17,279      14,388      15,525       12,643
Interest expense .         724          271       1,375          446       1,462         122          73          56            0
                    ----------   ----------  ----------   ----------  ----------  ----------  ----------  ----------   ----------
      Total
        expenses .      22,911       15,635      42,442       30,549      65,028      52,944      32,340      33,646       32,641
                    ----------   ----------  ----------   ----------  ----------  ----------  ----------  ----------   ----------
Income (loss)
  before income
  taxes ..........       3,279        2,314       5,452        4,178       9,654       9,768         550      (1,642)       3,546
Income tax
  expense
  (benefit) ......       1,280          828       2,131        1,614       3,374       4,135         189        (402)       1,248
                    ----------   ----------  ----------   ----------  ----------  ----------  ----------  ----------   ----------
Net income (loss)   $    1,999   $    1,486  $    3,321   $    2,564  $    6,280  $    5,633  $      361  $   (1,240)  $    2,298
                    ==========   ==========  ==========   ==========  ==========  ==========  ==========  ==========   ==========
Net income
  (loss) available
  to common
  shareholders ...  $    1,999   $    1,407  $    3,321   $    2,407  $    6,122  $    5,318  $       46  $   (1,555)  $    1,983
                    ==========   ==========  ==========   ==========  ==========  ==========  ==========  ==========   ==========
PER SHARE DATA
Basic earnings
  (loss) per share  $     0.82   $     0.56  $     1.36   $     0.96  $     2.47  $     2.13  $     0.02  $    (0.62)  $     0.79
Diluted earnings
  (loss) per share  $     0.63   $     0.45  $     1.05   $     0.77  $     1.96  $     1.69  $     0.02  $    (0.50)  $     0.64
Basic weighted
  average shares
  outstanding ....   2,448,574    2,500,000   2,448,574    2,500,000   2,474,287   2,500,000   2,500,000   2,500,000    2,500,000
Diluted weighted
  average shares
  outstanding ....   3,233,261    3,196,333   3,207,209    3,196,583   3,171,120   3,201,083   2,567,286   3,083,000    3,083,000

                       FOR THE THREE MONTHS      FOR THE SIX MONTHS
                          ENDED JUNE 30,           ENDED JUNE 30,                       FOR THE YEAR ENDED DECEMBER 31,
                    -----------------------  ------------------------ -----------------------------------------------------------
                        2004        2003         2004         2003                                            2000       1999
                    (UNAUDITED) (UNAUDITED)  (UNAUDITED)  (UNAUDITED)    2003        2002       2001      (UNAUDITED)  (UNAUDITED)
                    ----------   ----------  ----------   ----------  ----------  ----------  ----------  ----------   ----------
SELECTED
  INSURANCE
  RATIOS
Gross loss
  ratio (2) ......     58.2%        56.4%       57.9%        57.5%       60.8%       63.8%        73.0%       66.1%       57.6%
Gross
  underwriting
  expense
  ratio (3) ......     32.6%        28.8%       31.8%        30.6%       30.0%       31.0%        33.8%       32.6%       31.3%
                       ----          ---        ----          ---         ---        ----         ----        ----        ----
Gross
  combined
  ratio (4) ......     90.8%        85.2%       89.7%        88.1%       90.8%       94.8%       106.8%       98.7%       88.9%
                       ====         ====        ====         ====        ====        ====        =====       =====        ====
Net loss
  ratio (5) ......     61.9%        65.2%       62.5%        65.8%       65.7%       62.9%        76.6%       79.4%       77.1%
Net
  underwriting
  expense
  ratio (6) ......     10.2%         4.8%       13.1%         7.3%        4.4%       18.5%        25.7%       32.6%       (4.5)%
                       ----          ---        ----          ---         ---        ----         ----        ----        ----
Net combined
  ratio (7) ......     72.1%        70.0%       75.6%        73.1%       70.1%       81.4%       102.3%      112.0%       72.6%
                       ====         ====        ====         ====        ====        ====        =====       =====        ====



                                                  AS OF JUNE 30,                           AS OF DECEMBER 31,
                                                  --------------    ---------------------------------------------------------------
                                                       2004                                    2001          2000           1999
                                                     (UNAUDITED)      2003       2002      (UNAUDITED)    (UNAUDITED)   (UNAUDITED)
                                                  --------------    --------   --------    -----------    -----------   -----------
                                                                 ($ IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
SELECTED BALANCE SHEET DATA
Cash and cash equivalents .....................      $ 18,466       $ 20,932   $  3,399      $ 13,186       $ 4,845       $ 5,804
Investments at fair market value ..............       111,833         66,136     39,618        17,771        10,643         7,921
Reinsurance recoverable .......................        99,485         84,760     55,110        33,085        23,035        19,448
Deferred acquisition costs, net ...............         4,252            573         --            --           569           488
Total assets ..................................       337,455        285,972    186,116       124,008        69,960        70,786
Reserve for losses and loss adjustment
  expenses.....................................       115,507         99,475     65,688        37,637        28,507        24,222
Unearned premium ..............................        80,844         70,248     57,012        37,202        13,731        13,231
Deferred ceding commission revenue, net .......            --             --      3,494         5,984            --            --
Total stockholders' equity ....................        14,569         13,061      9,067         3,336         3,473         5,136
PER SHARE DATA
Book value per share (8) ......................      $   5.95       $   5.33   $   3.63      $   1.33       $  1.39       $  2.05
Diluted book value per share (9) ..............      $   4.95       $   4.60   $   3.32      $   1.60       $  1.39       $  1.92


(1) Includes acquisition expenses and other underwriting expenses (which are general administrative expenses related to underwriting operations in our insurance company) as well as other insurance services expenses (which are general administrative expenses related to insurance services operations).
(2) The gross loss ratio is calculated by dividing gross losses (consisting of losses and loss adjustment expenses) by gross premiums earned.
(3) The gross underwriting expense ratio is calculated by dividing gross underwriting expenses (consisting of direct commission expenses and other underwriting expenses net of policy billing fees) by gross premiums earned.
(4) The gross combined ratio is the sum of the gross loss ratio and the gross underwriting expense ratio.
(5) The net loss ratio is calculated by dividing net losses by net premiums earned.
(6) The net underwriting expense ratio is calculated by dividing net underwriting expenses (consisting of direct commission expenses and other underwriting expenses net of policy billing fees and ceding commission revenue) by net premiums earned. Because the ceding commission revenue we earn on our ceded premiums has historically been higher than our expenses incurred to produce those premiums, our extensive use of quota share reinsurance has caused our net underwriting expense ratio to be lower than our gross underwriting expense ratio under GAAP.
(7) The net combined ratio is the sum of the net loss ratio and the net underwriting expense ratio.


(8) Book value per share is based on total stockholders' equity divided by basic shares outstanding of 2,448,574 as of June 30, 2004 and December 31, 2003 and 2,500,000 shares outstanding as of December 31, 1999, 2000, 2001 and 2002.
(9) Diluted book value per share is calculated based on total stockholders' equity, adjusted for the proceeds expected to be received from the exercise of 199,000 outstanding stock options to purchase common shares under the 2001 Stock Award Plan and warrants to purchase 583,333 shares of common stock, divided by the sum of the number of shares of common stock outstanding as of June 30, 2004 and December 31, 2003 plus the shares of common stock issuable upon exercise of such options, warrants and 78,156 restricted stock shares authorized by our Board of Directors in May 2004 which were issued on August 1, 2004.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


   The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes which appear elsewhere in this prospectus.
It contains forward-looking statements that involve risks and uncertainties. Please see "Note on Forward-Looking Statements" for more information. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the headings "Risk Factors" and "Note on Forward-Looking Statements."

OVERVIEW

   We provide a broad range of property and casualty insurance products as well as reinsurance through TICNY, our insurance company subsidiary. We also provide managing general underwriting, claims administration and reinsurance intermediary services through TRM, our insurance services subsidiary.

   We manage these operations through three business segments: insurance (commercial and personal lines underwriting), reinsurance, and insurance services (managing general agency, claims administration and reinsurance intermediary operations).

   In our insurance segment, TICNY provides commercial and personal lines insurance policies to businesses and individuals. TICNY's commercial lines products include commercial multiple-peril (provides both property and liability insurance), monoline general liability (insures bodily injury or property damage liability), commercial umbrella, monoline property (insures buildings, contents or business income), workers' compensation and commercial automobile policies. Its personal lines products consist of homeowners, dwelling and other liability policies. In our reinsurance segment, TICNY assumes reinsurance directly from the insurance companies for which TRM produces insurance premiums (which we refer to as TRM's "issuing companies") or indirectly from reinsurers that provide reinsurance coverage directly to these issuing companies. In our insurance services segment, TRM generates commission income from its managing general agency by producing premiums on behalf of its issuing companies and generates fees by providing claims administration and reinsurance intermediary services.

MARKETPLACE CONDITIONS AND TRENDS

   The property and casualty insurance industry is affected by naturally occurring industry cycles known as "hard" and "soft" markets. Since we began operations in 1990 and continuing into 2000, we operated in a soft market cycle, generally considered an adverse industry cycle in the property and casualty insurance industry. A soft market cycle is characterized by intense competition that results in inadequate pricing, expanded coverage terms and increased commissions paid to distribution sources in order to compete for business. We believe that a hard market began sometime in late 2000. A hard market, generally considered a beneficial industry trend, is characterized by reduced competition that results in higher pricing, reduced coverage terms and lower commissions paid to acquire business. While we sustained minimal losses from the September 11, 2001 terrorist attacks, the hard market conditions were significantly intensified after this event.

   Our perception of the shift in the property and casualty industry cycles led to a revision of our business model. Until 2001, we relied upon reinsurance and the capacity provided by TRM's issuing companies to support the expansion of the premium volume we produced. A soft reinsurance market during that period enabled us to secure favorable reinsurance terms and conditions for TICNY and for the issuing companies utilized by TRM.

   Beginning in 2001, commission revenue generated by TRM's managing general agency began to decline as we were unable to secure favorable reinsurance terms for the business produced for TRM's issuing companies due to the unfavorable loss experience on that business during the soft market. TICNY, however, was able to maintain favorable reinsurance terms due to the profitability of its business. As a result, we began to significantly increase TICNY's gross premiums written and de-emphasized producing premiums through TRM. We also began to reduce the percentage of premiums ceded by TICNY to our quota share reinsurers, increasing our net premiums written. On March 1, 2001, we entered into an agreement with one of our main regional insurance company competitors, Empire Insurance Group ("Empire"), to acquire the renewal rights for a significant portion of Empire's business. This transaction added gross premiums written of $41.1 million in TICNY and $426,000 in TRM's issuing companies during the first twelve months after we acquired the business.

   As a result of our shift in emphasis to writing more business in TICNY, the Empire transaction and favorable market conditions, TICNY became the primary contributor to our premium volume beginning in 2001. TICNY's gross premiums written increased in 2001, 2002 and 2003 to $59.7 million, $106.7 million and $134.5 million, respectively, from $26.1 million in 2000. After significant pricing increases and re-underwriting that began in 2001, TRM's underlying business also became profitable in 2003 and the premiums produced by TRM increased to $39.5 million in 2003 from $24.3 million in 2002.

   We believe operating conditions in our industry continue to be favorable in 2004. Although we have seen pricing increases moderate in certain market segments, we believe that premium levels are still attractive in the market segments in which we offer our products and services.

PRINCIPAL REVENUE AND EXPENSE ITEMS

   We derive our revenue from the net premiums earned, ceding commissions, direct commission revenue and fees and net investment income and net realized gains from investments. The limited surplus in our insurance company has constrained our ability to write net premiums because we must maintain a minimum level of surplus to support them. As a result, we have ceded premiums to generate ceding commissions in our insurance company, and we have produced premiums for TRM's issuing companies to generate non-risk bearing revenues in our insurance services operation. Consistent with this strategy, during the five years ended December 31, 2003, we derived 27.9% and 34.2% of our total revenues from net premiums earned and ceding commissions, respectively, from our insurance company and 34.6% of our total revenues from direct commission and fees from our insurance services operation. Our investment income and realized gains from investments comprised 2.9% of our total revenues during this period.

   Net premiums earned. Premiums written include all premiums received by an insurance company during a specified accounting period, even if the policy provides coverage beyond the end of the period. Premiums are earned over the term of the related policies. At the end of each accounting period, the portion of the premiums that are not yet earned are included in the unearned premium reserve and are realized as income in subsequent periods over the remaining term of the policy. Our policies typically have a term of 12 months. Thus, for example, for a policy that is written on July 1, 2004, one-half of the premiums would be earned in 2004 and the other half would be earned in 2005.

   Net premiums earned are the earned portion of our net premiums written. Net premiums written are equal to the difference between gross premiums written and premiums ceded to reinsurers, or ceded premiums written. Our gross premiums (written and earned) are the sum of both direct premiums from our insurance segment and assumed premiums from our reinsurance segment. Throughout this prospectus, direct and assumed premiums (written or earned) separately or together are also referred to as gross premiums.

   Net investment income and realized gains and losses on investments. We invest our statutory surplus and the funds supporting our insurance reserves (including unearned premium reserve and the reserves established to pay for losses and loss adjustment expenses) in cash, cash equivalents and securities. Our investment income includes interest and dividends earned on our invested assets. Realized gains and losses on invested assets are reported separately from net investment income. We earn realized gains when invested assets are sold for an amount greater than their amortized cost in the case of fixed maturity securities and cost in the case of equities and recognize realized losses when invested assets are written down or sold for an amount less than their amortized cost or cost, as applicable.

   Ceding commission revenues. We earn ceding commission revenues on the gross premiums written that we cede to reinsurers.

   Direct commission revenues and fees. Direct commission revenues and fees consist of commissions earned by TRM on premiums produced by its managing general agency and fees earned from its claims administration and reinsurance intermediary services. It also includes policy billing fees that we earn in the course of collecting premiums from our policyholders. This fee is charged primarily on small policies written through our insurance segment.

   Our expenses consist primarily of:

   Losses and loss adjustment expenses. We establish loss and loss adjustment expense reserves in an amount equal to our estimate of the ultimate liability for claims under our insurance policies and the cost of adjusting and settling those claims. Our provision for loss and loss adjustment expense reserves in any period, which is the expense recorded, includes estimates for losses incurred during the period and changes in estimates for prior periods.

   Operating expenses. In our insurance and reinsurance segments, we refer to the operating expenses that we incur to underwrite risks as underwriting expenses. Underwriting expenses consist of direct and ceding commission expenses and other underwriting expenses. In our insurance services segment, we refer to our operating expenses as insurance services expenses, which consist of direct commission expense and other insurance services expenses. On a consolidated basis, operating expenses for all three business segments are divided into direct and ceding commission expenses and other operating expenses as explained below:

   o Direct and ceding commission expenses. We pay direct commission expense to our producers in our insurance segment for the premiums that they generate for us. Our managing general agency also pays direct commission expense to our producers in our insurance services segment. In addition, TICNY also pays ceding commission expense to TRM's issuing companies for the reinsurance premiums that we assume in our reinsurance segment. Ceding commission is typically paid on quota share reinsurance agreements, but not on excess of loss reinsurance agreements.

   o Other operating expenses. Other operating expenses consist of other underwriting expenses related to TICNY's underwriting operations in our insurance and reinsurance segments and other insurance services expenses related to our managing general agency and reinsurance intermediary operations conducted through TRM in our insurance services segment. Other underwriting expenses consist of general administrative expenses such as salaries, rent, office supplies, depreciation and all other operating expenses not otherwise classified separately and boards, bureaus and taxes, which are the assessments of statistical agencies for items such as rating manuals, rating plans and experience data, as well as state and local taxes based on premiums, licenses and fees, assessments for fire patrol and contributions to workers' compensation and state and local security funds. Other insurance services expenses include general administrative expenses, principally reimbursements to TICNY for underwriting services, and excludes expenses that are incurred by TRM's issuing companies such as boards, bureau and taxes. It also excludes general administrative expenses related to claims administration services, which is billed on an hourly basis to TRM's issuing companies.


   Interest expense. We pay interest on our loans, on subordinated debentures and on segregated assets placed in trust accounts on a "funds withheld" basis in order to collateralize reinsurance recoverables.


   Income taxes. We pay federal, state and local income taxes and other taxes.

OUTLOOK

   We intend to use approximately $5.2 million of the net proceeds of this offering to pay off our loans with CIT Group/Equipment Financing, Inc. and $1.5 million to redeem the 30,000 outstanding shares of our Series A Cumulative Redeemable Preferred Stock. We plan to use the remainder of the net proceeds to increase TICNY's surplus and, if a suitable company is found, to acquire and capitalize a shell insurance company with multi-state property and casualty licenses.

   With the increased surplus in our insurance company, we plan to increase our net premiums written up to a level that will maximize the use of our capital while still maintaining a favorable rating from various rating agencies. In the event that we generate premiums in excess of this level, we plan to utilize quota share reinsurance and TRM's issuing companies to support this additional premium volume and generate ceding commission and fee income. With the increased capital that would result from this offering, we anticipate the following changes to our current financial and business structure:

   o Change in leverage ratios. In 2003, our gross leverage ratio (the ratio of gross premiums written to statutory surplus) was 3.79 and our net leverage ratio (the ratio of net premiums written to statutory surplus) was 0.82. The difference between the gross and net leverage ratio, 2.97, represents ceded premiums in relation to our surplus and is sometimes called the ceded leverage ratio. With the increased capitalization of our insurance company, we plan to target a gross leverage ratio of approximately 1.5 to 2.0, a net leverage ratio of approximately 1.0 to
     1.75 and a ceded leverage ratio of up to 0.75 during the first 12 months immediately after this offering. The actual gross, net and ceded leverage ratios may vary from the target leverage ratios during that period, and even more significantly thereafter depending upon many factors that affect our rating with various organizations and capital adequacy requirements imposed by insurance regulatory authorities. These factors include but are not limited to the amount of statutory surplus, premium growth, quality and terms of reinsurance (especially regarding collateralization of reinsurance recoverables) and line of business mix.

   o Increased net premiums written. By increasing our net leverage ratio from
     0.82 to approximately 1.0 to 1.75 with the increased surplus in our insurance company, we would increase our underwriting profit from net premiums written if our underwriting results continue to be favorable. The underwriting profit from the increased net premiums written, however, will not be recognized immediately, but over time as net premiums written are earned.

   o Reduced quota share reinsurance ceding. In 2003, our ceded leverage ratio was 2.97 as we ceded 72.4% of our gross premiums written totaling $97.4 million under our quota share treaties. We intend to reduce our ceded leverage ratio to no more than 0.75 by reducing the percentage of our premiums ceded under our quota share treaty below 25% as soon as practicable after this offering. In 2003, our net underwriting expenses were $35.6 million less than our gross underwriting expenses due to ceding commission revenue. Our ceding commission revenue from our quota share reinsurance treaties will be reduced as the volume of reinsurance ceded decreases, but the reduced ceding commission revenue will continue to lower our underwriting expenses and augment our return on equity.


   o Reduced reliance on TRM's issuing companies. The increase in TICNY's statutory surplus will enable us to reduce our reliance on TRM's issuing companies. TICNY will be able to write directly more of the business that TRM has placed with its issuing companies and therefore reduce the fees retained by TRM's issuing companies for writing this business. Additionally, TICNY will be able to lower its expense ratio by writing the policies with larger premium per policy that TRM currently produces, since these larger policies entail lower direct commission expense (13.7% in 2003 for TRM's business compared with 17.2% for TICNY's business) as well as lower underwriting cost relative to the size of the policy. However, we plan to continue to utilize TRM's issuing companies to underwrite specific products in certain market segments, especially in territories outside of New York, and to increase our ability to produce premiums in excess of the premiums that TICNY can generate utilizing its own statutory surplus. By doing so, we plan to continue to generate commissions through our managing general agency and other related fees in our insurance services operation to improve our return on equity.


   o Increased investment income. TICNY's increase in statutory surplus and in net premiums written will allow us to increase our invested assets. We expect our investment income to increase as our invested assets grow. Since loss and loss adjustment expense reserves are paid out over a number of years, we expect to realize the benefit from increased invested assets over several years.

   o Improved ability to increase assumed reinsurance premiums. The increase in TICNY's statutory surplus and an improvement in its rating, if one is obtained, will enable TICNY to increase its assumed reinsurance from other insurance companies, especially TRM's issuing companies. Due to its limited statutory surplus and rating, TICNY often relies on other reinsurers to directly reinsure TRM's issuing companies and then cede a modest amount of the assumed premiums to TICNY. As a result, while the underwriting result of the business written through TRM and of the assumed premiums improved significantly in 2003, TICNY has not been able to assume a meaningful participation on this business due to statutory surplus constraints.

MEASUREMENT OF RESULTS

   We use various measures to analyze the growth and profitability of our three business segments. In the insurance and reinsurance segments, we measure growth in terms of gross, ceded and net premiums written and we measure underwriting profitability by examining our loss, expense and combined ratios. We also measure our gross and net written premiums to surplus ratios to measure the adequacy of capital in relation to premiums written. In the insurance services segment, we measure growth in terms of premiums produced by TRM on behalf of other insurance companies as well as fee and commission revenue received and we analyze profitability by evaluating income before taxes and the size of such income relative to TICNY's net premiums earned. On a consolidated basis, we measure profitability in terms of net income and return on average equity.

   Premiums written. We use gross premiums written to measure our sales of insurance products and, in turn, our ability to generate ceding commission revenues from premiums that we cede to reinsurers. Gross premiums written also correlates to our ability to generate net premiums earned.

   Loss ratio. The loss ratio is the ratio of losses and loss adjustment expenses incurred to premiums earned and measures the underwriting profitability of a company's insurance business. We measure our loss ratio on a gross (before reinsurance), and net basis (after reinsurance) as well as the loss ratio on the ceded portion (the difference between gross and net premium) for our insurance and reinsurance segments. We use the gross loss ratio as measures of the overall underwriting profitability of the insurance business we write and to assess the adequacy of our pricing. We use the ceded loss ratio to measure the experience on the premiums that we cede to reinsurers, including the premiums ceded under our quota share treaties. Beginning in 2001, the loss ratio on such ceded business has determined the ceding commission rate that we earn on ceded premiums. Our net loss ratio is meaningful in evaluating our financial results, which are net of ceded reinsurance, as reflected in our consolidated financial statements. In addition, we use accident year and calendar year loss ratios to measure our underwriting profitability. An accident year loss ratio measures losses and loss adjustment expenses for insured events occurring in a particular year, regardless of when they are reported, as a percentage of premium earned during that year. A calendar year loss ratio measures losses and loss adjustment expense for insured events occurring during a particular year and the change in loss reserves from prior accident years as a percentage of premiums earned during that year.

   Underwriting expense ratios. The underwriting expense ratio is the ratio of direct and ceding commission expenses and other underwriting expenses less policy billing fees to premiums earned. The underwriting expense ratio measures a company's operational efficiency in producing, underwriting and administering its insurance business. Due to our historically high levels of reinsurance, we calculate our underwriting expense ratios on a gross basis (before the effect of ceded reinsurance) and net basis (after the effect of ceded reinsurance). Ceding commission revenue is applied to reduce our underwriting expenses in our insurance company operation. Because the ceding commission rate we earn on our premiums ceded has historically been higher than our underwriting expense ratio on those premiums, our extensive use of quota share reinsurance has caused our net underwriting expense ratio to be lower than our gross expense ratio.

   Combined ratio. We use the combined ratio to measure our underwriting performance. The combined ratio is the sum of the loss ratio and the underwriting expense ratio. We analyze the combined ratio on a gross (before the effect of reinsurance) and net basis (after the effect of reinsurance). If the combined ratio is at or above 100%, an insurance company is not underwriting profitably and may not be profitable unless investment income is sufficient to offset underwriting losses.

   Premium produced by TRM. TRM operates a managing general agency that earns commissions on written premiums produced on behalf of its issuing companies. Although TRM is not an insurance company, we utilize TRM's access to its issuing companies as a means to expand our ability to generate premiums beyond TICNY's statutory surplus capacity. For this reason, we use written premiums produced by TRM on behalf of its issuing companies as well as TRM's commission revenue to evaluate our ability to achieve growth.

   Net income and return on average equity. We use net income to measure our profits and return on average equity and to measure our effectiveness in utilizing our shareholders' equity to generate net income on a consolidated basis. In determining return on average equity for a given year, net income is divided by the average of the beginning and ending shareholders' equity for that year.

CRITICAL ACCOUNTING POLICIES

   In preparing our consolidated financial statements, management is required to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and the related disclosures as of the date of the financial statements. Certain of these estimates result from judgments that can be subjective and complex. Consequently, actual results may differ, perhaps substantially, from the estimates.

   Our most critical accounting policies involve the reporting of reserves for losses (including losses that have occurred but had not been reported by the financial statement date) and loss adjustment expenses, the reporting of ceding commissions earned, the amount and recoverability of reinsurance recoverable balances, deferred acquisition costs and investments.

   Loss and loss adjustment expense reserves. Loss and loss adjustment expense reserves represent our best estimate at a particular point in time of the ultimate unpaid cost of all losses and loss adjustment expenses incurred, including settlement and administration of losses, based on facts and circumstances then known and including losses that have been incurred but not yet been reported. The process of establishing the liability for unpaid losses and loss adjustment expenses is complex, requiring the use of informed estimates and judgments. Actuarial methodologies are employed to assist in establishing these estimates and include judgments relative to estimates of future claims severity and frequency, the length of time before losses will develop to their ultimate level, possible changes in the law and other external factors that are often beyond our control. The amount of loss and loss adjustment expense reserves for reported claims is based primarily upon a case-by-case evaluation of coverage, liability, injury severity, and any other information considered pertinent to estimating the exposure presented by the claim. The amounts of loss and loss adjustment expense reserves for unreported claims are determined using historical information by line of insurance as adjusted to current conditions.

   Due to the inherent uncertainty associated with the reserving process, the ultimate liability may differ, perhaps substantially, from the original estimate. Such estimates are regularly reviewed and updated and any resulting adjustments are included in the current year's results. Reserves are closely monitored and are recomputed periodically using the most recent information on reported claims and a variety of statistical techniques. Specifically, on at least a quarterly basis, we review, by line of business, existing reserves, new claims, changes to existing case reserves and paid losses with respect to the current and prior years. Additional information regarding our loss reserves can be found in "Business--Reserves" and Note 3 to our consolidated audited financial statements included in this prospectus.

   Ceding commissions earned. We have historically relied on quota share, excess of loss and catastrophe reinsurance to manage our regulatory capital requirements and limit our exposure to loss. Generally, we have ceded a significant portion of our insurance premiums to unaffiliated reinsurers in order to maintain our net leverage ratio at our desired target level.

   Ceding commission earned under a quota share reinsurance agreement is based on the agreed upon commission rate applied to the amount of ceded premiums written. Ceding commissions are realized as income as ceded premiums written are earned. Since 2001, the ultimate commission rate earned on our quota share reinsurance contracts has been determined by the loss ratio on the ceded premiums earned. If the estimated loss ratio decreases from the level currently in effect, the commission rate increases and additional ceding commissions are earned in the period in which the decrease is recognized. If the estimated loss ratio increases, the commission rate decreases, which reduces ceding commissions earned. As a result, the same uncertainties associated with estimating loss and loss adjustment expense reserves affect the estimates of ceding commissions earned. We monitor the ceded ultimate loss ratio on a quarterly basis to determine the effect on the commission rate of the ceded premiums earned that we accrued during prior accounting periods.


   Reinsurance recoverables. A reinsurance recoverable balance is established for the portion of the loss reserves and unearned premiums that are ceded to reinsurers. These are reported on our balance sheet separately as assets, instead of being netted against the related liabilities, since reinsurance does not relieve us of our legal liability to policyholders and ceding companies. We are required to pay losses even if a reinsurer fails to meet its obligations under the applicable reinsurance agreement. Consequently, we bear credit risk with respect to our individual reinsurers and may be required to make judgments as to the ultimate recoverability of our reinsurance recoverables. Additionally, the same uncertainties associated with estimating loss and loss adjustment expense reserves affect the estimates of the amount of ceded reinsurance recoverables. We continually monitor the financial condition and rating agency ratings of our reinsurers. Non-admitted reinsurers are required to collateralize their share of unearned premium and loss reserves either by placing funds in a trust account meeting the requirements of New York's Regulation 114 or by providing a letter of credit. In addition, since October 2003, we have placed our new quota share treaties on a "funds withheld" basis, under which TICNY retains the ceded premiums written and places that amount in segregated trust accounts from which TICNY may withdraw amounts due to it from the reinsurers. Tokio Millennium Re Ltd., a reinsurer under the October 1, 2003 quota share treaty, posted a letter of credit at December 31, 2003 and replaced it with a Regulation 114 trust during the first quarter of 2004. At June 30, 2004 approximately 53% of our reinsurance recoverables were collateralized.


   Deferred acquisition costs/commission revenues. We defer certain expenses and commission revenues related to producing and reinsuring insurance business, including commission expense on gross premiums written, commission income on ceded premiums written, premium taxes and certain other costs related to the acquisition of insurance contracts. These costs and revenues are capitalized and the resulting asset or liability, deferred acquisition costs/revenues, is amortized and charged to expense or income in future periods as gross premiums written are earned. The method followed in computing deferred acquisition costs/income limits the amount of such deferred amounts to its estimated realizable value. The ultimate recoverability of deferred acquisition costs is dependent on the continued profitability of our insurance underwriting. If our insurance underwriting ceases to be profitable, we may have to write-off a portion of our deferred acquisition costs, resulting in a further charge to income in the period in which the underwriting losses are recognized.

   Investments. In accordance with our investment guidelines, our investments consist largely of high-grade marketable fixed maturity securities. Investments are carried at estimated fair value as determined by quoted market prices at the reporting date for those or similar investments. Changes in unrealized gains and losses on our investments, net of any deferred tax effect, are included as an element of other comprehensive income, and cumulative unrealized gains and losses are included as a separate component of stockholders' equity. Realized gains and losses on sales of investments are determined on a specific identification basis. In addition, unrealized depreciation in the value of individual securities that management considers to be other than temporary is charged to income in the period it is determined. Investment income is recorded when earned and includes the amortization of premium and discounts on investments.

   Impairment of invested assets. Impairment of investment securities results in a charge to income when a market decline below cost is deemed to be other than temporary. We regularly review our fixed maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other than temporary declines in the fair value of investments. In general, we focus our attention on those securities whose fair value was less than 80% of their amortized cost or cost, as appropriate, for six or more consecutive months. In evaluating potential impairment, we consider, among other criteria: the current fair value compared to amortized cost or cost, as appropriate; the length of time the security's fair value has been below amortized cost or cost; our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in value; specific credit issues related to the issuer; and current economic conditions. Other than temporary impairment losses result in a permanent reduction of the cost basis of the underlying investment. There were no other than temporary declines in the fair value of our fixed maturity securities recorded during 2001, 2002 and 2003. Significant changes in the factors we consider when evaluating investments for impairment losses could result in a significant change in impairment losses reported in our consolidated financial statements. For additional detail regarding our investment portfolio at December 31, 2003, including disclosures regarding other than temporary declines in investment value, see "--Investments," "Business--Investments" and Note 2 to our audited consolidated financial statements included in this prospectus.

RESULTS OF OPERATIONS

   We conduct our business in three distinct segments: insurance, reinsurance and insurance services. Because we do not manage our assets by segments, our investment income is not allocated among our segments. Operating expenses incurred by each segment are recorded in each segment directly. General corporate overhead not incurred by the individual segments is allocated based upon a combination of employee head count, policy count or premiums written, whichever method is most appropriate.

   Our results of operations are discussed below in two parts. The first part discusses the consolidated results of operations. The second part discusses the results of the two underwriting segments: insurance and reinsurance segments, followed by the results of operations of our insurance services segment.

   CONSOLIDATED RESULTS OF OPERATIONS



                                             FOR THE THREE MONTHS          FOR THE SIX MONTHS
                                                ENDED JUNE 30,               ENDED JUNE 30,         FOR THE YEAR ENDED DECEMBER 31,
                                          -------------------------    -------------------------    -------------------------------
                                             2004           2003          2004           2003
                                          (UNAUDITED)   (UNAUDITED)    (UNAUDITED)   (UNAUDITED)      2003        2002       2001
                                          -----------   -----------    -----------   -----------    --------    --------   --------
                                                                              ($ IN THOUSANDS)
REVENUES
 Earned premiums
   Gross premiums earned..............     $ 35,922       $ 29,931      $ 73,264       $ 60,799     $122,023    $ 86,156   $ 36,226
   Less: Ceded premiums earned........      (26,407)       (24,344)      (55,819)       (50,494)     (99,082)    (60,148)   (29,252)
                                           --------       --------      --------       --------     --------    --------   --------
   Net premiums earned................        9,515          5,587        17,445         10,305       22,941      26,008      6,974
                                           --------       --------      --------       --------     --------    --------   --------
 Total commission and fee income......       15,589         11,371        28,588         22,891       48,980      34,676     25,019
 Net investment income................        1,099            575         1,863          1,082        2,268       1,933        828
 Net realized investment gains........          (13)           416            (2)           449          493          95         69
                                           --------       --------      --------       --------     --------    --------   --------
    Total revenues....................       26,190         17,949        47,894         34,727       74,682      62,712     32,890
                                           --------       --------      --------       --------     --------    --------   --------
EXPENSES
 Net loss and loss adjustment expenses        5,892          3,640        10,909          6,782       15,071      16,356      5,339
 Operating expenses...................       16,295         11,724        30,158         23,321       48,495      36,466     26,928
 Interest expense.....................          724            271         1,375            446        1,462         122         73
                                           --------       --------      --------       --------     --------    --------   --------
 Total expenses.......................       22,911         15,635        42,442         30,549       65,028      52,944     32,340
                                           --------       --------      --------       --------     --------    --------   --------
 Income before taxes..................        3,279          2,314         5,452          4,178        9,654       9,768        550
 Federal and state income taxes.......        1,280            828         2,131          1,614        3,374       4,135        189
                                           --------       --------      --------       --------     --------    --------   --------
NET INCOME............................     $  1,999       $  1,486      $  3,321       $  2,564     $  6,280    $  5,633   $    361
                                           ========       ========      ========       ========     ========    ========   ========
KEY MEASURES
Return on average equity..............         54.4%          45.8%         48.1%          46.5%        56.8%       90.8%      10.6%


   The following table reconciles the results of our individual segments to consolidated net income:



                                                  FOR THE THREE MONTHS          FOR THE SIX MONTHS           FOR THE YEAR ENDED
                                                     ENDED JUNE 30,               ENDED JUNE 30,                DECEMBER 31,
                                               -------------------------    -------------------------    --------------------------
                                                  2004           2003          2004           2003
                                               (UNAUDITED)   (UNAUDITED)    (UNAUDITED)   (UNAUDITED)     2003      2002      2001
                                               -----------   -----------    -----------   -----------    ------    ------   -------
                                                                                 ($ IN THOUSANDS)
Insurance segment underwriting profit
 (loss)....................................      $2,588         $1,612        $4,191         $2,614      $6,567    $5,769   $ 1,557
Reinsurance segment underwriting profit
 (loss)....................................          67             68            69            163         287      (939)   (1,713)
                                                 ------         ------        ------         ------      ------    ------   -------
 Total underwriting profit (loss)..........       2,655          1,680         4,260          2,777       6,854     4,830      (156)
Insurance services segment income (loss)
 before income taxes.......................         293            (74)          765            341       1,541     3,060      (120)
Net investment income......................       1,099            575         1,863          1,082       2,268     1,933       828
Net realized investment gains..............         (13)           416            (2)           449         493        95        69
Corporate expenses.........................          31             12            59             25          40        28        (2)
Interest expense...........................         724            271         1,375            446       1,462       122        73
Federal and state income taxes.............       1,280            828         2,131          1,614       3,374     4,135       189
                                                 ------         ------        ------         ------      ------    ------   -------
Net income.................................      $1,999         $1,486        $3,321         $2,564      $6,280    $5,633   $   361
                                                 ======         ======        ======         ======      ======    ======   =======

   Three Months Ended June 30, 2004 Compared to Three Months Ended June 30,
2003

   Total revenues. Total revenues increased to $26.2 million or 45.9% for the three months ended June 30, 2004 compared to $17.9 million in the same period in 2003. The increases were primarily due to increases in net premiums earned, ceding commission and fee income as well as investment income. Net premiums earned represented 36.3% of total revenues for the three months ended June 30, 2004 compared to 31.1% in the same period in 2003. Ceding commission and fee income represented 59.5% of total revenue in the three months ended June 30, 2004 compared to 63.4% in the same period in 2003. Net investment income, excluding realized capital gains, represented 4.2% and 3.2% of total revenue for the three months ended June 30, 2004 and 2003, respectively.

   Premiums earned. Net premiums earned increased by 70.3% to $9.5 million for the three months ended June 30, 2004 compared to $5.6 million in the same period in 2003. The increase in net premiums earned was due to the overall increase of 19.1% in gross premiums written in the second quarter of 2004 compared to the second quarter of 2003 and to our decision to cede less business under our quota share agreements in 2004 than in 2003. Please see "--Insurance Segment Results of Operations" and "--Reinsurance Segment Results of Operations" for a discussion of premiums, total commissions and fee income.

   Net investment income and realized gains. Net investment income increased by 91.1% to $1.1 million in the three months ended June 30, 2004 compared to $0.6 million in the same period in 2003 as a result of growth in invested assets, offset in part by a decrease in the yield on fixed-maturity investments. Invested assets grew by $28.2 million from $83.6 million at March 31, 2004 to $111.8 million at June 30, 2004 compared to $8.9 million in growth in invested assets in the second quarter of 2003. The growth in 2004 was due to greater operating cash flows, including an increase of $9.3 million in funds held as collateral for reinsurance recoverables. The yield for our fixed income and short-term investment assets held at June 30, 2004 was 4.6% compared to 5.6% for assets held at June 30, 2003.

   Realized capital losses were $13,000 in the three months ended June 30, 2004 compared to a realized capital gain of $416,000 in the three months ended
June 30, 2003. The 2003 gain was the result of our decision to reduce the weighted average duration of our fixed maturity securities portfolio to protect the portfolio from rising interest rates by selling certain securities.

   There was no impact on realized losses attributable to adjustments for other than temporary impairment of securities held during the three months ending June 30, 2004 and 2003.

   Losses and loss adjustment expenses. Gross loss and loss adjustment expenses and the gross loss ratio for both the insurance and reinsurance segments combined for the three months ended June 30, 2004 were $20.9 million and 58.2%, respectively, compared to $16.9 million and 56.4%, respectively, in the same period in 2003. The net loss ratio for the combined segments was 61.9% in the three months ended June 30, 2004 and 65.2% in the same period in 2003. The improvement in the net loss ratio in the second quarter of 2004 compared to the same period in 2003 was due primarily to the improvement in the gross and net loss ratios in the reinsurance segment due to increased rates on our 2004 assumed reinsurance treaties and an increase in net premiums earned that minimized the effect of catastrophe reinsurance premiums on the net loss ratio as further explained in "--Insurance Segment Results of Operations" and "--Reinsurance Segment Results of Operations."

   Operating expenses. Total operating expenses increased by 39.0% to $16.3 million in the three months ended June 30, 2004 from $11.7 million in the same period in 2003. The increase was due primarily to the increase in underwriting expenses resulting from the growth in premiums earned in TICNY and produced by TRM as well as additional staffing and other expenses incurred in anticipation of this offering. We capitalized $0.8 million of public offering costs in the three months ended June 30, 2004, which will be fully offset against the proceeds from this offering.

   Interest expenses. Our interest expense increased in the three months ended June 30, 2004 to $724,000 compared to $271,000 in the same period in 2003. The increase resulted from interest on $20 million of subordinated debentures underlying trust preferred securities issued in May and September 2003, and an aggregate of $6 million of borrowings in February and December 2003, as well as dividends on $1.5 million of mandatorily redeemable preferred stock required by an accounting change adopted on July 1, 2003 to be reported as an expense rather than as a reduction to stockholders' equity. In addition, $256,000 of interest was incurred as a result of crediting reinsurers having funds withheld in segregated trusts as collateral with an annual effective yield of 2.5% on such funds.

   Income tax expense. Our income tax expense was $1.3 million in the three months ended June 30, 2004 compared to $828,000 in the same period in 2003. The increased income tax was due primarily to the increase in income before income taxes. The effective income tax rate was 39.0% and 35.8% for the three months ending June 30, 2004 and June 30, 2003, respectively. The increase in the effective tax rate in 2004 was due primarily to an increase in TRM'S pre-tax profit which is subject to state income taxes.

   Net income and return on average equity. Our net income and annualized return on average equity was $2.0 million and 54.4%, respectively, in the three months ended June 30, 2004 compared to $1.5 million and 45.8%, respectively, in the same period in 2003, which represents a 34.5% increase in net income. In determining return on average equity for a given period, net income is divided by the average of the beginning and ending stockholders' equity for that period and the result is annualized for any period of less than a full year.

   Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

   Total revenues. For the six months ended June 30, 2004, total revenues increased by 37.9% to $47.9 million compared to $34.7 million in the same period in 2003. The increases were primarily due to increases in net premiums earned and ceding commission and fee income as well as investment income. Net premiums earned represented 36.4% of total revenues for the six months ended June 30, 2004 compared to 29.7% in the same period in 2003. Ceding commission and fee income represented 59.7% of total revenue in the six months ended June 30, 2004 compared to 65.9% in the same period in 2003. Net investment income, excluding realized capital gains, represented 3.9% and 3.1% of total revenue for the six months ended June 30, 2004 and 2003, respectively.

   Premiums earned. For the six months ended June 30, 2004, net premiums earned increased by 69.3% to $17.4 million compared to $10.3 million in the same period in 2003. The increase in net premiums earned was due to the overall increase of approximately 20.0% in gross premiums written in the six-month period ended June 30, 2004 and to our decision to cede less business under our quota share agreements in 2004 than in 2003. Please see "--Insurance Segment Results of Operations" and "--Reinsurance Segment Results of Operations" for a discussion of premiums, total commissions and fee income.

   Net investment income and realized gains. For the six months ended June 30, 2004, net investment income increased by 72.2% to $1.9 million compared to $1.1 million in the same period in 2003 as a result of growth in invested assets, offset in part by a decrease in the yield on fixed-maturity investments. Invested assets grew by $45.7 million from $66.1 million at December 31, 2003 to $111.8 million at June 30, 2004 compared to a growth of $4.6 million in invested assets in the same period in 2003. The growth in 2004 in invested assets was due to greater operating cash flows, including an increase of $20.6 million in funds held as collateral for reinsurance recoverables. The yield for our fixed income and short-term investment assets held at June 30, 2004 was 4.6% compared to 5.6% for assets held at June 30, 2003. The decrease in yield in 2004 resulted primarily from lower available interest rates and an increased allocation to tax exempt securities.

   Realized capital losses were $2,000 in the six months ended June 30, 2004 compared to a realized capital gain of $449,000 for the six months ended
June 30, 2003. The 2003 capital gain was the result of our decision to reduce the weighted average duration of our fixed maturity securities portfolio to protect the portfolio from rising interest rates by selling certain securities.

   There was no impact on realized losses attributable to adjustments for other than temporary impairment of securities held during the six months ending
June 30, 2004 and 2003.

   Losses and loss adjustment expenses. For the six months ended June 30, 2004, gross loss and loss adjustment expenses and the gross loss ratio for both the insurance and reinsurance segments combined were $42.4 million and 57.9%, respectively, compared to $35.0 million and 57.5%, respectively, in the same period in 2003. The net loss ratio for the combined segments was 62.5% in the six months ended June 30, 2004 and

65.8% in the same period in 2003. The improvement in the net loss ratio in the first half of 2004 compared to the same period in 2003 was due primarily to an increase in net premiums earned that minimized the effect of catastrophe reinsurance premiums on the net loss ratio as further explained in "--Insurance Segment Results of Operations" and "--Reinsurance Segment Results of Operations."

   Operating expenses. For the six months ended June 30, 2004, total operating expenses increased by 29.3% to $30.2 million from $23.3 million in the same period in 2003. The increase was due primarily to the increase in underwriting expenses resulting from the growth in premiums earned in TICNY and premiums produced by TRM as well as additional staffing and other expenditures in anticipation of this offering. We capitalized $1.1 million in public offering costs as of June 30, 2004, which will be fully offset against the proceeds from this offering.

   Interest expenses. Our interest expense increased to $1.4 million in the six months ended June 30, 2004 compared to $0.4 million in the same period in 2003. The increase resulted primarily from interest on $20 million of subordinated debentures underlying our trust preferred securities issued in May and September 2003, and an aggregate of $6 million of borrowings in February and December 2003, as well as dividends on $1.5 million of mandatorily redeemable preferred stock required by an accounting change adopted on July 1, 2003 to be reported as an expense rather than as a reduction to stockholders' equity. In addition, $0.4 million of interest was incurred as a result of crediting reinsurers having funds withheld in segregated trusts as collateral for reinsurance recoverables with an annual effective yield of 2.5% on such funds.

   Income tax expense. For the six months ended June 30, 2004, our income tax expense was $2.1 million compared to $1.6 million in the same period in 2003. The increased income tax was due primarily to the increase in income before income taxes. The effective income tax rate was 39.1% for the first six months of 2004 compared to 38.6% for the first six months of 2003.

   Net income and return on average equity. For the six months ended June 30, 2004 net income and annualized return on average equity was $3.3 million and 48.1%, respectively, compared to $2.6 million and 46.5%, respectively, in the same period in 2003, which represents a 29.5% increase in net income.


   Comparison of Years Ended December 31, 2003, 2002, and 2001

   Total revenues. Total revenues increased by 19.1% to $74.7 million in 2003 from $62.7 million in 2002, which was an increase of 90.7% from $32.9 million in 2001. The increase in 2003 was primarily due to increases in ceding commission and fee income as well as investment income. Ceding commission and fee income represented 65.6% of total revenues in 2003 compared with 55.3% in 2002 and 76.1% in 2001. Net premiums earned decreased to 30.7% of the total revenue in 2003 from 41.5% in 2002 and 21.2% in 2001. The increase in this percentage from 2001 to 2002 reflected a change in our revenue mix to place more emphasis on direct premiums, whereas the decrease from 2002 to 2003 was the result of our effort to maintain conservative leverage ratios. Net investment income and net realized investment gains represented 3.7% of the total revenue in 2003 compared to 3.2% in 2002 and 2.7% in 2001.

   Premiums earned. Net premiums written increased by 5.9% to $28.9 million in 2003 compared with $27.3 million in 2002, which was an increase of 141.3% from $11.3 million in 2001. Net premiums earned, however, decreased by 11.8% to $22.9 million in 2003 from $26.0 million in 2002, which was an increase of 272.9% from $7.0 million in 2001. The decrease in net premiums earned in 2003 was due to our effort to control the amount of net premiums written in relation to our statutory surplus in 2003 which caused us to increase the percentage of premiums ceded to 81.2% from 70.0% in 2002. The increase in net premiums earned in 2002 resulted from a 137.8% increase in gross premiums earned and a decrease in the percentage of premiums ceded to 70.0% from 80.7% in 2001. Net premiums earned from the insurance segment represented 97.5% of our total net premiums earned in both 2002 and 2003 and 79.6% in 2001.

   Please see "--Insurance Segment Results of Operations" and "--Reinsurance Segment Results of Operations" for a discussion of premiums and total commission and fee income.

   Net investment income and realized gains. Net investment income increased by 17.0% in 2003 to $2.3 million compared to $1.9 million in 2002, which was an increase of 133.5% from $828,000 in 2001. The increases in each period were due to growth in our invested assets, offset in part by declines in the average yield on our invested assets as a result of the investment of new cash at lower rates.

   We realized gains from the sale of securities of $493,000 in 2003, $95,000 in 2002 and $69,000 in 2001. In the first half of 2003, we reduced the weighted average duration of our fixed maturity securities portfolio to protect the portfolio from rising interest rates by selling certain securities. These sales resulted in a gross gain of $493,000. In 2002, we realized gross gains of $602,000 and gross losses of $128,000 from the sale of fixed maturity securities and net losses of $379,000 from the sale of equity securities. In 2001, we realized gross gains from the sale of fixed maturity securities of $68,000. Gains and losses in 2002 and 2001 were generated from the ordinary course transactions completed during the year intended to capitalize on changes in the relative value of various securities.

   Our invested assets were $66.1 million in 2003 compared to $39.6 million in 2002 and $17.8 million in 2001, and the yield on our invested assets at the end of each year was 5.0% in 2003, 5.8% in 2002 and 5.8% in 2001. The increase in invested assets at December 31, 2003 from December 31, 2002 resulted from operating cash flows and $16.0 million in net proceeds from financing transactions after the repayment of a surplus note. Additionally, in October 2003 we commuted a reinsurance contract with one of our reinsurers, resulting in the return of $3.2 million representing ceded loss reserves. The increases in invested assets in 2002 resulted from an increase in operating cash flows and a decrease in cash and cash equivalents.


   There was no impact on realized losses attributable to adjustments for other than temporary impairment of securities still held during these periods. As of December 31, 2003 and 2002, we had net unrealized gains of $1.3 million and $1.6 million on our investments.

   Losses and loss adjustment expenses. Gross loss and loss adjustment expenses and the gross loss ratio for both the insurance and reinsurance segments combined were $74.1 million and 60.8% in 2003, $55.0 million and 63.8% in 2002, and $26.5 million and 73.0% in 2001, respectively. The net loss ratio for the combined segments was 65.7% in 2003, 62.9% in 2002 and 76.6% in 2001. The loss ratios for all three years were affected by the higher loss ratio in the reinsurance segment and, in 2001 and 2002, by adverse development of reserves for losses and loss adjustment expenses for business written in prior years.

   Operating expenses. Total operating expenses increased by 33.1% to $48.5 million in 2003 from $36.5 million in 2002, which was an increase of 35.4% from $26.9 million in 2001. The increases were primarily due to increases in underwriting expenses related to expansion of the volume of premiums written by TICNY and premiums produced by TRM, offset in part by expense efficiencies resulting from continued realization of economies of scale.

   Interest expense. Our interest expense increased in 2003 to $1.4 million, compared with $122,000 in 2002 and $73,000 in 2001. The increase in 2003 resulted primarily from interest payments on $20.0 million of subordinated debentures we issued in May and September 2003 in connection with issuances of trust preferred securities. Additionally, we borrowed $3.0 million in February 2003 and an additional $3.0 million in December 2003 under five year amortizing loans to increase the surplus of TICNY and retire $1.5 million of our Series A Preferred Stock (paid in January 2004). The proceeds from the subordinated debentures were used in part to retire a $10.0 million surplus note issued by TICNY in 2002 and to increase TICNY's surplus. Due to an accounting change as required by the implementation of FAS 150, which was effective for accounting periods after June 15, 2003 and which we implemented on July 1, 2003, the mandatorily redeemable Series A Preferred Stock of $3.0 million is required to be reported in our December 31, 2003 balance sheet as a liability, and dividends on the Series A Preferred Stock paid after July 1, 2003 amounting to $157,500 are required to be reported as interest expense in 2003 and charged to income rather than as a direct reduction to stockholders' equity. See "--Recent Changes in Accounting Principles."

   Income tax expense. Our income tax expense was $3.4 million in 2003 compared with $4.1 million in 2002 and $189,000 in 2001. The decrease in income taxes in 2003 was primarily due to a change in the New York State tax laws in that year that shifted a portion of the state income tax to premium taxes. This change lowered income taxes and increased expenses in our insurance segment in 2003 as premium taxes are treated as an expense rather than as tax. The effective federal tax rate was approximately 30.4% in 2003, 21.5% in 2002 and (5.8)% in 2001. The effective federal tax rate was lower than the statutory Federal rate of 34% in 2002 and 2003 due to tax exempt income and certain tax credits and in 2001 due to tax exempt income and an adjustment for prior year over-accrual. Income tax expense in 2002 increased significantly over 2001 due to the significant increase in pre-tax income.

   Net income and return on average equity. Our net income was $6.3 million in 2003, compared with $5.6 million in 2002 and $361,000 in 2001. Despite slightly higher net income in 2003, our return on average equity declined to 56.8% in 2003 from 90.8% in 2002 as a result of the higher average stockholders' equity of $11.0 million in 2003 compared with $6.2 million in 2002. The average stockholders' equity for 2003 increased due to retained earnings accumulated in 2002 and 2003. Return on average equity for 2001 was 10.6% due to lower net income in 2001. In determining return on average equity for a given year, net income is divided by the average of the beginning and ending stockholders' equity for that year.

   INSURANCE SEGMENT RESULTS OF OPERATIONS


                                 FOR THE THREE MONTHS           FOR THE SIX MONTHS                      FOR THE YEAR
                                    ENDED JUNE 30,                ENDED JUNE 30,                     ENDED DECEMBER 31,
                              --------------------------    --------------------------    -----------------------------------------
                                 2004           2003           2004           2003
                              (UNAUDITED)    (UNAUDITED)    (UNAUDITED)    (UNAUDITED)       2003           2002           2001
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
                                                                        ($ IN THOUSANDS)
REVENUES
Earned premiums
 Gross premiums earned ...    $    35,611    $    29,535    $    72,683    $    60,034    $   120,541    $    84,518    $    33,557
 Less: Ceded premiums
 earned ..................        (26,364)       (24,065)       (55,738)       (49,916)       (98,176)       (59,162)       (28,007)
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
 Net premiums earned .....          9,247          5,470         16,945         10,118         22,365         25,356          5,550
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
Ceding commission revenue.         10,750          8,270         21,051         17,675         35,311         21,399         10,213
Policy billing fees.......            158            146            332            269            545            376            144
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
Total.....................         20,155         13,886         38,328         28,062         58,221         47,131         15,907
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
EXPENSES
Loss and loss adjustment
 expenses
 Gross loss and loss
 adjustment expenses .....         20,824         16,659         42,109         34,531         73,379         52,422         23,846
 Less: Ceded loss and
 loss adjustment expenses         (15,023)       (13,086)       (31,500)       (27,859)       (58,680)       (37,630)       (20,747)
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
 Net loss and loss
 adjustment expenses .....          5,801          3,573         10,609          6,672         14,699         14,792          3,099
Underwriting expenses
 Direct commissions
 expense .................          6,056          4,844         12,190         10,633         20,701         15,482          6,185
 Other underwriting
 expenses ................          5,710          3,857         11,338          8,143         16,254         11,088          5,066
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
Total underwriting
 expenses ................         11,766          8,701         23,528         18,776         36,955         26,570         11,251
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
UNDERWRITING PROFIT.......    $     2,588    $     1,612    $     4,191    $     2,614    $     6,567    $     5,769    $     1,557
                              ===========    ===========    ===========    ===========    ===========    ===========    ===========
KEY MEASURES
PREMIUMS WRITTEN
 Gross premiums written ..         43,221         36,478         83,099         69,336    $   133,263    $   105,266    $    56,961
 Less: Ceded premiums
 written .................        (27,323)       (26,573)       (52,531)       (50,343)      (105,295)       (78,418)       (46,357)
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
 Net premiums written ....    $    15,898    $     9,905    $    30,568    $    18,993    $    27,968    $    26,848    $    10,604
                              ===========    ===========    ===========    ===========    ===========    ===========    ===========
LOSS RATIO
 Gross ...................           58.5%          56.4%          57.9%          57.5%          60.9%          62.0%          71.1%
 Net .....................           62.7%          65.3%          62.6%          65.9%          65.7%          58.3%          55.8%
ACCIDENT YEAR LOSS RATIO
 Gross ...................           57.5%          56.4%          57.5%          57.5%          57.6%          55.1%          64.0%
 Net .....................           62.7%          65.3%          62.6%          65.9%          65.5%          52.3%          53.3%
UNDERWRITING EXPENSE
 RATIO
 Gross ...................           32.6%          29.0%          31.9%          30.8%          30.2%          31.0%          33.1%
 Net .....................            9.3%           5.2%          12.7%           8.2%           4.9%          18.9%          16.1%
COMBINED RATIO
 Gross ...................           91.1%          85.4%          89.8%          88.3%          91.1%          93.0%         104.2%
 Net .....................           72.0%          70.5%          75.3%          74.2%          70.6%          77.2%          71.9%

   Three Months Ended June 30, 2004 Compared to Three Months Ended June 30,
   2003

   Gross premiums. Gross premiums written increased by 18.5% to $43.2 million in the three months ended June 30, 2004 from $36.5 million in the same period in 2003. Gross premiums earned increased similarly by 20.6% to $35.6 million in the three months ended June 30, 2004 compared to $29.5 million in the same period in 2003. These increases were due in part to a 9.7% growth in policy count and to an increase in average premium size of 13.4% resulting from rate increases and other pricing actions.

   Ceded premiums. Ceded premiums written increased by 2.8% to $27.3 million in the three months ended June 30, 2004 compared to $26.6 million in the same period in 2003. The rate of increase in ceded premiums written was less than for gross premiums written due to our decision to lower the ceding percentage under our quota share reinsurance agreements to 60% in the three months ended June 30, 2004 compared to 70% in the three months ended June 30, 2003 in order to increase net premiums written in 2004 in relation to our statutory surplus. Despite the reduction in the ceding percentage, ceded premiums written increased as a result of the increase in gross premiums written. Ceded premiums earned increased by 9.6% which was greater than the 2.8% increase in ceded premiums written, since ceded premiums earned include ceded premiums that were written in 2003 when the ceding percentages were higher. See "--Comparison of Years ended December 31, 2003, 2002 and 2001--Net Premiums."

   Net premiums. Net premiums written increased by 60.5% to $15.9 million in the three months ended June 30, 2004 compared to $9.9 million in the same period in 2003. This increase was greater than the increase in gross premiums written due to the decrease in the ceding percentage mentioned above from 70% in the three months ended June 30, 2003 to 60% in the same period in 2004. Net premiums earned increased by 69.0% to $9.2 million in the three months ended June 30, 2004 compared to $5.5 million in the same period in 2003.

   Ceding commission revenue. The ceding commission rate under our quota share reinsurance agreements is directly related to the loss ratio on the ceded earned premium. If the loss ratio for business ceded in a prior period changes in any given year as a result of favorable or adverse development, we must reflect this by changing the commission rate that we established during the prior accounting period, and increasing or reducing ceding commission revenue in the current period by the amount of the difference between commissions calculated at the old commission rate and commissions calculated at the revised commission rate. We monitor the ceded loss ratio on a quarterly basis to determine the effect on the commission rate that we accrued during the prior accounting periods. See "--Critical Accounting Policies." Ceding commission revenue increased by 30.0% to $10.8 million for the three months ended June 30, 2004 compared to $8.3 million for the same period in 2003. Despite the reduction in the quota share ceding percentage, ceding commission revenue increased 30.0% as a result of overall growth as reflected in the increases in gross and ceded premiums earned. Additionally, we experienced an improvement in the ceded loss ratios on prior years' quota share treaties, which increased ceding commission revenue $1.1 million in the three months ended June 30, 2004 compared to a reduction in ceding commission revenue of $0.2 million in the same period in 2003.

   Loss and loss adjustment expenses and loss ratio. Gross and net losses and loss adjustment expenses were $20.8 million and $5.8 million, respectively, for the three months ended June 30, 2004 compared to $16.7 million and $3.6 million, respectively, for the same period in 2003. Our gross and net loss ratios were 58.5% and 62.7%, respectively, for the three months ended June 30, 2004 compared to 56.4% and 65.3%, respectively, for the same period in 2003. The decrease in the net loss ratio in the second quarter of 2004 compared to the same period in 2003 was due primarily to an increase in net premiums earned that reduced the proportional effect of catastrophe reinsurance premiums on the net loss ratio. We ceded catastrophe reinsurance premiums equal to 9.8% of net premiums earned during the three months ended June 30, 2004 compared to 14.7% during the same period in 2003. As in the second quarter of 2003, there was no adverse development from prior years' reserves in the second quarter of 2004. Loss and loss adjustment expenses are net of reimbursements for loss adjustment expenses made by TRM pursuant to the expense sharing agreement between TICNY and TRM. See "--Insurance Services Segment Results of Operations" for the amounts of claims expense reimbursements.

   Underwriting expenses and underwriting expense ratio. Underwriting expenses, which include direct commission expenses and other underwriting expenses, were $11.8 million for the three months ended June 30, 2004 compared to $8.7 million in the same period in 2003. Our gross expense ratio was 32.6% in the second quarter of 2004 compared to 29.0% in the same period in 2003.

   The commission portion of our expense ratio, which expresses direct commission expense paid to our producers as a percentage of gross premiums earned, was 17.0% in the three months ended June 30, 2004 compared to 16.4% in the same period in 2003. Direct commission rates by line of business were essentially the same in the three months ended 2004 as in 2003. The mix of premiums in the three months ended 2004 included an increase in commercial package premiums earned that carry a higher direct commission rate that increased the overall direct commission ratio.

   The portion of the underwriting expense ratio represented by other underwriting expenses was 15.6% in the three months ended June 30, 2004 compared to 12.6% in the same period in 2003. This increase was mainly due to increased staffing that began in the latter part of 2003 as well as additional expenses incurred in anticipation of this offering.

   The net underwriting expense ratio was 9.3% for the three months ended
June 30, 2004 compared to 5.2% in the same period in 2003. This increase was mainly due to the reduced effects of ceding commission revenue on lowering the gross expense ratio during the second quarter of 2004 compared to the same period in 2003. While ceding commission revenue increased by 30.0% in the second quarter of 2004 compared to the same period in 2003, gross expenses increased by 35.2% in the second quarter of 2004 compared to the same period in 2003, as discussed in the preceding paragraphs regarding underwriting expenses. As a result of the higher growth rate in gross expenses relative to the growth in ceding commission revenue, the impact of ceding commission revenue on lowering the gross expense ratio was not as significant in the second quarter of 2004 compared to the same period in 2003. The limited growth in ceding commission revenue in the second quarter of 2004 was due to a reduction in the quota share ceding percentage to 60% in the second quarter of 2004 from 70% during the second quarter of 2003.

   Underwriting Profits and Combined Ratio. The underwriting profit, which reflects our underwriting results on a net basis after the effects of reinsurance, was $2.6 million in the second quarter of 2004 compared to $1.6 million in the second quarter of 2003, an increase of 60.5%. The net combined ratio was 72.0% for the three months ended June 30, 2004 compared to 70.5% for the same period in 2003. The increase in the net combined ratio resulted from an increase in the net expense ratio primarily due to the effects of reduced ceding commission revenue in lowering gross expenses. Notwithstanding the increase in combined ratio for the second quarter, underwriting profits did not decline due to the overall increase in premiums earned.

   The gross combined ratio was 91.1% in the three months ended June 30, 2004 compared to 85.4% for the same period in 2003. The increase in the combined ratio in the second quarter of 2004 resulted from an increase in the gross loss ratio and an increase in the gross underwriting expense ratio primarily due to expenditures in anticipation of this public offering.

   Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

   Gross premiums. For the six months ended June 30, 2004, gross premiums written increased by 19.8% to $83.1 million from $69.3 million in the same period in 2003. Gross premiums earned increased similarly by 21.1% to $72.7 million in the six months ended June 30, 2004 compared to $60.0 million in the same period in 2003. These increases are attributable to a 9.7% growth in policy count and to an increase in average premium size of 13.4% resulting primarily from rate increases and other pricing actions.

   Ceded premiums. For the six months ended June 30, 2004, ceded premiums written increased by 4.3% to $52.5 million compared to $50.3 million in the same period in 2003. The rate of increase in ceded premiums written was less than for gross premiums written due to our decision to lower the percentage of ceded premiums under our quota share reinsurance agreements to 60% in the six months ended June 30, 2004 compared to 70% in the six months ended June 30, 2003. Despite the reduction in the ceding percentage, ceded premiums written increased as a result of the increase in gross premiums written. Ceded premiums earned increased 11.7%. The rate of increase was greater than the increase in ceded premiums written since ceded premiums earned include ceded premiums written in 2003 when the ceding percentages under our quota share reinsurance agreements were higher. See "--Comparison of Years ended December 31, 2003, 2002 and 2001--Net Premiums."

   Net premiums. For the six months ended June 30, 2004, net premiums written increased by 60.9% to $30.6 million compared to $19.0 million in the same period in 2003. This increase was greater than the increase in gross premiums written due to the decrease in the ceding percentage mentioned above. Net premiums earned increased by 67.5% to $16.9 million in the six months ended June 30, 2004 compared to $10.1 million in the same period in 2003. The rate of increase in net premiums earned was greater than for net premiums written due to the increase in ceded premiums earned mentioned above.

   Ceding commission revenue. For the six months ended June 30, 2004, ceding commission revenue increased by 19.1% to $21.1 million compared to $17.7 million for the same period in 2003. Despite the reduction in the quota share ceding percentage, ceding commission revenue increased 19.1% as a result of an 11.7% increase in ceded premiums earned. Additionally, we experienced an improvement in the ceded loss ratios on prior years' quota share treaties that increased ceding commission revenue by $0.8 million in the six months ended June 30, 2004 compared to an increase of $0.2 million in ceding commission revenue in the same period in 2003.

   Loss and loss adjustment expenses and loss ratio. For the six months ended June 30, 2004, gross and net losses and loss adjustment expenses were $42.1 million and $10.6 million, respectively, compared to $34.5 million and $6.7 million, respectively, for the same period in 2003. Our gross and net loss ratios were 57.9% and 62.6%, respectively, for the six months ended
June 30, 2004 compared to 57.5% and 65.9%, respectively, for the same period in 2003. The decrease in the net loss ratio in the six months ending June 30, 2004 compared to the same period in 2003 was due primarily to an increase in net premiums earned that reduced the effect of catastrophe reinsurance premiums on the net loss ratio. We ceded catastrophe reinsurance premiums equal to 10.3% of net premiums earned during the six months ended June 30, 2004 compared to 14.6% during the same period in 2003. In addition, as in the six months ended June 30, 2003, there was no adverse development from prior years' reserves in the six months ended June 30, 2004. Loss and loss adjustment expenses are net of reimbursements for loss and loss adjustment expenses made by TRM pursuant to the expense sharing agreement between TICNY and TRM. See "--Insurance Services Segment Results of Operations" for the amounts of claims reimbursements.

   Underwriting expenses and underwriting expense ratio. For the six months ended June 30, 2004, underwriting expenses were $23.5 million compared to $18.8 million in the same period in 2003. Our gross underwriting expense ratio was 31.9% in the six months ended June 30, 2004 compared to 30.8% in the same period in 2003.

   For the six months ended June 30, 2004 the commission portion of our underwriting expense ratio, which expresses direct commission expense paid to our producers as a percentage of gross premiums earned, was 16.8% compared to 17.7% in the same period in 2003. The commission ratio in the six months ending June 30, 2003 was affected by the higher commissions paid to producers in 2002 and recognized as commission expense in 2003, primarily in the three months ended March 31, 2003, as the related premium was earned.

   The portion of the underwriting expense ratio represented by other underwriting expenses was 15.1% in the six months ended June 30, 2004 compared to 13.1% in the same period in 2003. The increase in underwriting expenses was due to the 19.4% increase in the number of full time employees to 240 as of June 30, 2004 from 201 as of June 30, 2003. A significant portion of the increase in salary expense in 2004 compared to 2003 resulted from an increase in staffing, especially at senior levels and other key areas, in anticipation of this offering.

   For the six months ended June 30, 2004 the net underwriting expense ratio was 12.7% compared to 8.2% in the same period in 2003. Net underwriting expenses reflect lower ceding commission revenue due to the reduction in the quota share ceding percentage from 70% in the first six months of 2003 to 60% in the first six months of 2004.

   Underwriting Profits and Combined Ratio. The underwriting profit reflects our underwriting results on a net basis after the effects of reinsurance. For the six months ended June 30, 2004, our underwriting profit increased by 60.3% to $4.2 million compared to $2.6 million in the same period in 2003. The net combined ratio was 75.3% for the six months ended June 30, 2004 compared to 74.2% for the same period in 2003. The increase in the net combined ratio resulted from an increase in the net expense ratio due to the reduced effects of lower ceding commission revenue in lowering gross expenses.

   For the six months ended June 30, 2004, the gross combined ratio was 89.8% compared to 88.3% for the same period in 2003. The slightly higher combined ratio resulted primarily from a higher gross underwriting expense ratio, which was principally due to increased staffing and other expenses in anticipation of this offering.


   Comparison of Years Ended December 31, 2003, 2002 and 2001

   Gross premiums. Gross premiums written increased by 26.6% to $133.3 million in 2003 from $105.3 million in 2002, which was an increase of 84.8% from $57.0 million in 2001. Gross premiums earned increased by 42.6% to $120.5 million in 2003 compared with $84.5 million in 2002, which was an increase of 151.9% from $33.6 million in 2001. These increases were due in part to the growth in policy count, which was 9.0% in 2003 and 63.0% in 2002, and to increases in average premium size of 14.5% in 2003 and 15.5% in 2002 resulting from rate increases and other pricing actions.

   The growth in 2002 was favorably impacted by the Empire renewal rights transaction. This transaction added gross written premiums of $17.7 million in 2002 and $23.8 million in 2001. Gross premiums written increased in 2003 in all lines of business, but especially in commercial package (31%), workers' compensation (39%) and commercial automobile (41%).

   The growth rate for premiums earned was higher than for premiums written in 2002 because most of the significant premium growth began in the second half of 2001 with the Empire renewal rights transaction. As a result, much of the premiums written in 2001 were earned in 2002 instead of 2001, causing premiums earned to increase significantly in 2002 as premiums written in the later part of 2001 became earned in 2002. This pattern was repeated to a lesser degree in 2003.

   Ceded premiums. As a result of the increase in gross premiums written in 2003, total ceded premiums written increased by 34.3% to $105.3 million from $78.4 million in 2002, which was an increase of 69.2% from $46.4 million in 2001. Total ceded earned premiums increased by 65.9% to $98.2 million in 2003 from $59.2 million in 2002, which was an increase of 111.2% from $28.0 million in 2001. The ceded earned premiums under our quota share treaty increased by 70.5% to $89.7 million from $52.6 million in 2002, which was an increase of 107.1% from $25.4 million in 2001. The rate of increase for ceded premiums earned was higher than for ceded premiums written for the same reason mentioned above for gross premiums earned.


   Net premiums. In 2003, net premiums written increased by 4.2% to $28.0 million from $26.8 million in 2002, which was an increase of 153.2% from $10.6 million in 2001. Net premiums earned decreased by 11.8% in 2003 to $22.4 million from $25.4 million in 2002, which was a 356.9% increase from $5.6 million in 2001. Net premiums earned declined in 2003 despite the increase in the net premiums written as a result of an increase in the percentage of premiums ceded in the last three months of 2003, when we entered into a new reinsurance agreement to replace our reinsurance agreement with PMA Reinsurance Company ("PMA"), which we commuted on September 30 after PMA's rating was downgraded by A.M. Best. As a result of the commutation, direct losses and loss adjustment expenses that would have been ceded and recorded as reinsurance recoverable from PMA during the nine months ended September 30, 2003 were retained by us and settled in full by payment from PMA. Accordingly, the effect of the commutation of such losses and loss adjustment expense reserves increased our net reserves by $2.7 million. See "Business-- Reinsurance--2003 Reinsurance Program." The percentage of premiums ceded for 2003 increased to 81.5% from 70.0% in 2002. The increase in net premiums earned in 2002 resulted from a 151.9% increase in gross premiums earned and a decrease in the percentage of premiums ceded to 70.0% from 83.5% in 2001.

   Ceding commission revenues. As a result of the increase in ceded premiums earned, ceding commission revenues from our quota share reinsurance treaty increased by 65.0% to $35.3 million in 2003 from $21.4 million in 2002, which was an increase of 109.5% from $10.2 million in 2001. Ceding commission revenue in 2001 includes $5 million received from PXRE in a related transaction that was accounted for as ceding commission. In 2003, the ceding commission revenue included $1.5 million that was received in connection with the commutation of TICNY's treaty with PXRE Barbados, Ltd. This treaty inured to the benefit of PXRE Reinsurance Company ("PXRE New Jersey") only. As a non-admitted reinsurer, PXRE Barbados Ltd ("PXRE Barbados") was contractually required to provide collateral for unearned premium and, if a loss penetrated the layer, loss reserves and IBNR. During the course of the agreement, PXRE Barbados asked to be removed from the transaction and PXRE New Jersey, an admitted reinsurer, agreed to the removal of the inuring reinsurance and agreed to allow PXRE Barbados to pay us $1.5 million in consideration of our increased credit risk exposure to PXRE New Jersey, which does not provide collateral to us in the event of losses. The commutation did not increase our loss reserves or the risk exposure but required us to depend upon PXRE New Jersey as the sole reinsurer. See "Business--Reinsurance" and Note 5 to our consolidated audited financial statements included in this prospectus. In 2003, we earned a commission rate of 36.3% on the 2003 quota share treaties based upon a 57.1% loss ratio for those treaties. Due to an improvement in the loss ratio on ceded premiums earned from 61.2% in 2002 to 57.9% in 2003 under the 2002 treaty, the commission rate on the 2002 quota share treaty increased from 34.5% to 37.8% in 2003. As a result, the commission rate applied in 2003 to premiums ceded under the 2002 treaty that were earned in 2003 increased to 40.8%, causing ceding commissions earned to increase by $1.3 million. The loss ratio for the 2001 quota share treaty remained at less than 70% in 2003, which resulted in no adjustment to the ceding commission rate for this treaty. After the adjustments to the prior quota share treaties, the commission rate that we earned in 2003 was 38.9% compared with 39.8% in 2002 and 39.3% in 2001 that we initially accrued in those years. No changes in estimates were required for ceding commissions earned in 2002 under the 2001 quota share treaty. No changes in estimates were required in 2001 for ceding commissions earned under prior years' quota share treaties, as the ultimate ceding commissions earned under treaties prior to 2001 were not subject to adjustment based on changes in loss ratios. The ceding commission rates are calculated under GAAP, which requires these commissions to be recognized when ceded premiums written are earned.


   Loss and loss adjustment expenses and loss ratio. Gross and net losses and loss adjustment expenses were $73.4 million and $14.7 million, respectively, for the year ended December 31, 2003, compared with $52.4 million and $14.8 million, respectively, for 2002 and $23.8 million and $3.1 million, respectively, for 2001. Our gross and net loss ratios were 60.9% and 65.7%, respectively, for the year ended December 31, 2003, compared with 62.0% and 58.3%, respectively, for 2002 and 71.1% and 55.8%, respectively, for 2001.


   Results for both 2002 and 2001 were affected by additions to net loss reserves we made as a result of adverse development from prior years. In 2001 we experienced adverse reserve development, which led us to retain a different independent actuarial firm to analyze our reserves in 2002, resulting in further reserve strengthening. See "Business--Reserves." On a net basis, reserve strengthening of $1.9 million in 2002 and $1.0 million in 2001 added
7.4 points and 17.1 points, respectively, to our calendar year net loss ratio for those years. In 2003, we had adverse reserve development on a net basis of $50,000 in our insurance segment, which, together with the reserve development of $25,000 in assumed reinsurance, resulted in a consolidated adverse reserve development of $75,000. See "Business--Reserves." The net loss ratio in 2003 was also affected by catastrophe reinsurance premium, which reduced earned premium by $2.7 million in 2003 compared with $1.7 million in 2002.

   Our accident year gross and net loss ratios that exclude the effects of adverse development from prior years were 57.6% and 65.5%, respectively, for the year ended December 31, 2003, compared with 55.1% and 52.3%, respectively, for 2002 and 64.0% and 53.3% for 2001, respectively. In 2002, we retained a higher proportion of our premiums in property lines, which represented 77.0% of our total net premiums written. Due to the absence of severe weather related losses that year, our greater retention in property lines resulted in a lower accident year loss ratio of 52.3%.


   Underwriting expenses and underwriting expense ratio. Underwriting expenses, which include direct commission expenses and other underwriting expenses, were $37.0 million in 2003 compared with $26.6 million in 2002 and $11.3 million in 2001. Our gross expense ratio in this segment was 30.2% in 2003 compared with 31.0% in 2002 and 33.1% in 2002.

   The commission portion of our underwriting expense ratio was 17.1% in 2003 as compared with 18.3% in 2002 and 18.4% in 2001. Commissions in 2002 and 2001 were affected by amounts paid for the Empire renewal rights business, which amounted to $932,000 in 2002 and $301,000 in 2001. There was no such expense in 2003. Additionally, in 2003 we negotiated lower commission rates with our producers and increased the volume of premiums in lines with lower commissions such as workers' compensation.

   The portion of the underwriting expense ratio represented by other underwriting expenses was 13.4% in 2003, 13.1% in 2002 and 15.1% in 2001. Improvement in this ratio in 2002 and 2003 compared to 2001 was due to operational efficiencies achieved through focused expense management, technological integration and realization of greater economies of scale. These benefits were partially offset in 2003 by increased expenses incurred in anticipation of this offering, including additions to senior management, technology staff and consultants, and by the reclassification of New York State taxes to premium taxes, which are treated as other underwriting expenses. The higher underwriting expense ratio in 2001 was caused by a significant reduction in the premium volume produced by TRM, which reduced the amount of expense that it was able to reimburse to TICNY under an expense sharing agreement. Although TICNY began to write more business relative to TRM in 2001, most of the premiums were written in the second half of 2001 as a result of the Empire renewal rights transaction. Therefore, the benefit realized from the growth in earned premiums from TICNY was not sufficient to offset this reduction in expense contribution from TRM in 2001.

   The net underwriting expenses and underwriting expense ratio were $1.1 million and 4.9%, respectively, compared with $4.8 million and 18.9%, respectively, in 2002, and $894,000 and 16.1%, respectively, in 2001. These net underwriting expenses reflect the reduction of our gross expenses by the ceding commission revenues of $35.3 million in 2003, $21.4 million in 2002 and $10.2 million in 2001. In addition, these net underwriting expenses are net of underwriting expense reimbursements that were made by TRM pursuant to an expense sharing agreement between TRM and TICNY. See "--Insurance Services Segment Results of Operations" for the amounts of underwriting expense reimbursements.


   Underwriting profits and combined ratio. The underwriting profit increased by 13.8% to $6.6 million from $5.8 million in 2002, which represented an increase of 270.5% from $1.6 million in 2001. The net combined ratio was 70.6% in 2003 compared with 77.2% in 2002 and 71.9% in 2001. The improvement in 2003 was primarily due to the increase in ceding commission revenue from increased ceded premiums and a lower ceded loss ratio, and from lower direct commission expense. These improvements were offset by an increase in losses incurred resulting from more severe winter weather in the Northeast region and slightly higher expenses incurred in anticipation of this offering. Underwriting profits improved in 2002 from 2001 due to increased ceding commission revenue from increased ceded volume and a lower ceded loss ratio, and due to improved operational efficiencies as operating expenses increased more slowly than direct premiums earned. These improvements were offset by an increase of $1.9 million in losses from adverse loss development. Underwriting profits were negatively affected in 2001 by adverse loss development of $1.0 million and a higher underwriting expense ratio, but benefited from significant ceding commission revenue.


   The gross combined ratio was 91.1% in 2003 compared with 93.0% in 2002 and 104.2% in 2001. The improvement in the gross combined ratio in 2003 from 2002 reflects reductions in both the gross loss ratio and the gross underwriting expense ratio in 2003 compared with 2002. The higher gross combined ratio in 2001 was primarily caused by a higher gross underwriting expense ratio and adverse loss development from prior accident years. In addition, although the business written in 2001 was profitable, the lower ratio of premiums earned to written in that year deferred the recognition of much of underwriting income from that profitable business generated in 2001 until 2002.

   REINSURANCE SEGMENT RESULTS OF OPERATIONS



                                               FOR THE THREE MONTHS       FOR THE SIX MONTHS ENDED     FOR THE YEAR ENDED DECEMBER
                                                  ENDED JUNE 30,                  JUNE 30,                         31,
                                            -------------------------    -------------------------    -----------------------------
                                               2004           2003          2004           2003
                                            (UNAUDITED)   (UNAUDITED)    (UNAUDITED)   (UNAUDITED)      2003      2002       2001
                                            -----------   -----------    -----------   -----------    -------    -------   --------
                                                                               ($ IN THOUSANDS)
REVENUES
Earned premiums
 Gross premiums earned..................       $ 311         $ 395          $ 581         $ 765       $ 1,482    $ 1,638    $ 2,669
 Less: Ceded premiums earned............        (43)          (279)          (81)          (578)        (906)      (986)    (1,245)
                                               ----          -----          ----          -----        -----      -----     ------
 Net premiums earned....................        268            116           500            187          576        652      1,424
Ceding commission revenue...............         --             69            --            181          294        473        243
                                               ----          -----          ----          -----        -----      -----     ------
Total...................................        268            185           500            368          870      1,125      1,667
                                               ----          -----          ----          -----        -----      -----     ------
EXPENSES
Loss and loss adjustment expenses
 Gross loss and loss adjustment expenses         80            221           300            438          782      2,543      2,613
 Less: Ceded loss and loss adjustment
  expenses..............................         11           (155)           --           (329)        (410)      (979)      (373)
                                               ----          -----          ----          -----        -----      -----     ------
 Net loss and loss adjustment expenses..         91             66           300            109          372      1,564      2,240
Underwriting expenses
 Ceding commissions expense.............         25             16            27             32           63        345        897
 Other underwriting expenses............         85             35           104             64          148        155        243
                                               ----          -----          ----          -----        -----      -----     ------
Total underwriting expenses.............        110             51           131             96          211        500      1,140
                                               ----          -----          ----          -----        -----      -----     ------
UNDERWRITING PROFIT.....................         67             68          $ 69          $ 163        $ 287     $ (939)   $ (1,713)
                                               ====          =====          ====          =====        =====      =====     ======
KEY MEASURES
PREMIUMS WRITTEN
 Gross premiums written.................       $ 626         $ 325          $ 761         $ 545       $ 1,219    $ 1,474    $ 2,737
 Less: Ceded premiums written...........        (32)           (26)          (47)           (99)        (237)      (993)    (2,015)
                                               ----          -----          ----          -----        -----      -----     ------
 Net premiums written...................       $ 594         $ 299          $ 714         $ 446        $ 982      $ 481      $ 722
                                               ====          =====          ====          =====        =====      =====     ======
LOSS RATIO
 Gross..................................       25.7%          55.9%         51.6%          57.3%        52.8%     155.2%      97.9%
 Net....................................       34.0%          56.9%         60.0%          58.3%        64.7%     239.9%     157.3%
ACCIDENT YEAR LOSS RATIO
 Gross..................................       26.0%          55.9%         51.8%          57.3%        58.6%      52.3%      88.4%
 Net....................................       30.2%          56.9%         60.2%          58.3%        60.2%      70.1%     106.7%
UNDERWRITING EXPENSE RATIO
 Gross..................................       35.3%          13.0%         22.5%          12.5%        14.3%      30.5%      42.7%
 Net....................................       41.0%         -15.3%         26.2%         -45.5%       -14.4%       4.1%      63.0%
COMBINED RATIO
 Gross..................................       61.0%          68.9%         74.2%          69.8%        67.1%     185.7%     140.6%
 Net....................................       74.9%          41.6%         86.2%          12.8%        50.3%     244.0%     220.3%





   Three Months Ended June 30, 2004 Compared to Three Months Ended June 30,
   2003

   Premiums. Gross premiums written increased by 92.6% to $626,000 in the three months ended June 30, 2004 compared to $325,000 in the same period in 2003.
The increase was due to an increase in the premiums produced by TRM for its issuing companies as well as higher rates charged on the reinsurance assumed from these issuing companies. In 2003, our reinsurance assumed was converted from a pro rata reinsurance basis to an excess of loss basis, which significantly reduced the amount of premiums assumed, although treaties written in 2002 still contributed somewhat to gross premiums earned in 2003.

   Ceded premiums earned decreased by 84.6% to $43,000 in the three months ended June 30, 2004 compared to $279,000 the same period in 2003 because we no longer cede business in this segment to our quota share treaty reinsurers and our gross premiums earned decreased.

   Net premiums written increased 98.7% to $594,000 in the three months ended June 30, 2004 compared to $299,000 in the same period in 2003. Net premiums earned increased by 131.0% to $268,000 in the three months ended June 30, 2004 compared to $116,000 in the same period in 2003 as a result of the discontinuation of ceding premiums in this segment to our quota share treaty reinsurers.

   Loss and loss adjustment expenses and loss ratio. Gross loss and loss adjustment expenses were $80,000 in the three months ended June 30, 2004 compared to $221,000 in the same period in 2003. Net losses were $91,000 in the three months ended June 30, 2004 compared to $66,000 in the same period in 2003. Net losses reflect a minor adjustment to ceded losses from a prior year treaty. The gross loss ratio decreased in the three months ended June 30, 2004 to 25.7% compared to 55.9% in the same period in 2003. Similarly, the net loss ratio also decreased in the three months ended June 30, 2004 to 34.0% compared to 56.9% in the same period in 2003. The improvement in the loss ratios in 2004 resulted from increased pricing on 2004 policy year treaties and the improving profitability of the underlying business produced by TRM.

   Underwriting expenses and underwriting expense ratios. Underwriting expenses for the reinsurance segment are comprised of ceding commission expense paid to TRM's issuing companies and other third-party reinsurers to acquire the ceded premium and this segment's allocated share of our other underwriting expenses. Gross underwriting expenses increased in the three months ended June 30, 2004 to $110,000 compared to $51,000 in the same period in 2003, primarily as a result of the increase in gross premiums written, which is the basis on which other underwriting expense is allocated to this segment. Our net underwriting expense ratio increased to 41.0% in the three months ended June 30, 2004 from a negative 15.3% in the same period in 2003. The negative expense ratio in 2003 resulted from ceding commission revenue earned in 2003 on premiums ceded under our 2002 quota share treaty that exceeded the underwriting expenses incurred; we did not have ceding commission revenue in the three months ended June 30, 2004 as a result of changing our reinsurance to an excess of loss basis.

   Underwriting profit and combined ratio. The underwriting profit from assumed reinsurance, which reflects our results on a net basis after the effect of ceded reinsurance, was $67,000 in the three months ended June 30, 2004 compared to $68,000 in the same period in 2003. The net combined ratio was 74.9% in the second quarter of 2004 compared to 41.6% in the same period of 2003. The combined ratio in the second quarter of 2004 was affected by the absence of ceding commission revenue. The lower combined ratio in the second quarter of 2003 resulted from ceding commissions earned on our 2002 quota share treaty that exceeded the underwriting expenses incurred; we did not have ceding commission revenue in the three months ended June 30, 2004 as a result of changing our reinsurance to an excess of loss basis.

   The gross combined ratio decreased to 61.0% during the three months ended June 30, 2004 compared to 68.9% in the three months ended June 30, 2003. This resulted from the decrease in the gross loss ratio for the three months ended June 30, 2004 to 25.7% compared to 55.9% for the same period in 2003 due to increased pricing on 2004 policy year treaties. This was offset by the increase in the gross underwriting expense ratio to 35.3% for the three months ended June 30, 2004 compared to 13.0% in the same period last year. This increase was due to an increase in gross premiums written in 2004, which increases the allocation of underwriting expenses to this segment.

   Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

   Premiums. Gross premiums written increased by 39.6% to $761,000 for the six months ended June 30, 2004 compared to $545,000 in the same period in 2003. The increase was due to an increase in the premiums produced by TRM for its issuing companies as well as higher rates charged on the reinsurance assumed from these issuing companies. In 2003, our reinsurance assumed was converted from a pro rata reinsurance basis to an excess of loss basis, which significantly reduced the amount of premiums assumed, although treaties written in 2002 still contributed somewhat to gross premiums earned in 2003.

   Ceded premiums earned decreased by 86.0% to $81,000 in the six months ended June 30, 2004 compared to $578,000 for the same period in 2003 as we no longer cede business in this segment to our quota share treaty reinsurers.

   Net premiums written increased 60.1% to $714,000 in the six months ended June 30, 2004 compared to $446,000 in the same period in 2003 due to the increased rates on our 2004 treaties. Net premiums earned increased by 167.4% to $500,000 in the six months ended June 30, 2004 compared to $187,000 in the same period in 2003 because we have discontinued ceding premiums in this segment to our quota share treaty reinsurers.

   Loss and loss adjustment expenses and loss ratio. For the six months ended June 30, 2004, gross loss and loss adjustment expenses were $300,000 compared to $438,000 in the same period in 2003. Net loss and loss adjustment expenses increased in the six months ended June 30, 2004 to $300,000 compared to $109,000 in the same period in 2003 because we discontinued ceding business to our quota share treaties. The gross loss ratio decreased in the six months ended June 30, 2004 to 51.6% compared to 57.3% in the same period in 2003. This improvement resulted from increased pricing on 2004 policy year treaties.

   The net loss ratio increased in the six months ending June 30, 2004 to 60.0% compared to 58.3% in the same period in 2003. The increase resulted from a minor adjustment of $81,000 to ceded premiums earned from a prior year treaty.

   Underwriting expenses and underwriting expense ratios. For the six months ended June 30, 2004, gross underwriting expenses increased to $131,000 compared to $96,000 in the same period in 2003 primarily as a result of the increase in gross premiums written, which is the basis for the allocation of other underwriting expense to this segment. Our net underwriting expense ratio increased to 26.2% in the six months ended June 30, 2004 from a negative 45.5% in the same period in 2003. The negative underwriting expense ratio in the first six months of 2003 resulted from ceding commission revenue earned in 2003 on premiums ceded under our 2002 quota share treaty, which exceeded the underwriting expenses incurred.

   Underwriting profit and combined ratio. For the six months ended June 30, 2004, the underwriting profit in the reinsurance segment was $69,000 compared to $163,000 in the same period in 2003. The net combined ratio was 86.2% in the six months ended June 30, 2004 compared to a combined ratio of 12.8% in the same period of 2003. The combined ratio in the six months ended June 30, 2004 was affected by the absence of ceding commission revenue.

   The gross combined ratio increased to 74.2% for the first six months of 2004 compared to 69.8% for the same period in 2003 due to an increase in the gross underwriting expense ratio resulting from increased gross written premiums, which increases the allocation of underwriting expenses to this segment. This was offset by a decrease in the gross loss ratio to 51.6% in the first six months in 2004 compared to 57.3% for the same period in 2003 due to increased pricing on 2004 policy year treaties.


   Comparison of Years Ended December 31, 2003, 2002 and 2001


   Premiums. Gross premiums written decreased by 17.3% to $1.2 million from $1.5 million in 2002, which was a decrease of 46.1% from $2.7 million in 2001. Gross premiums earned decreased by 9.5% in 2003 to $1.5 million as compared with $1.6 million in 2002, which was a decrease of 38.6% from $2.7 million in 2001. We ceded 73.6%, 67.4% and 19.4% of the gross reinsurance premiums written in 2001, 2002 and 2003 to our quota share reinsurance treaty, which also reinsured our insurance segment. After the effects of reinsurance, net premiums written increased by 104.2% to $1.0 million from $481,000 in 2002, which was a decrease of 33.4% from $722,000 in 2001. Net premiums earned decreased by 11.7% to $576,000 from $652,000 in 2002, which was a decrease of 54.2% from $1.4 million in 2001.

   Loss and loss adjustment expenses and loss ratio. Gross and net losses and loss adjustment expenses were $782,000 and $372,000, respectively, in 2003, compared with $2.5 million and $1.6 million, respectively, for 2002 and $2.6 million and $2.2 million, respectively, for 2001. Our gross and net loss ratios were 52.8% and 64.7%, respectively, for the year ended December 31, 2003, compared with 155.2% and 239.9%, respectively, for 2002 and 97.9% and 157.3%, respectively, for 2001.

   The gross and net loss ratios improved significantly in 2003 as a result of minimal adverse development ($25,000) and improvements in the underlying assumed business produced by TRM due to significant rate increases and re-underwriting that began in 2001. The gross and net loss ratios in 2001 and 2002 were primarily affected by adverse loss development from accident years prior to 2001. The adverse loss reserve development was $814,000 in 2001 and $1.1 million in 2002. Prior to 2001, 100% of the gross premiums were retained whereas 26.4% and 32.6% of the gross premiums were retained in 2001 and 2002, respectively. For this reason, 100% of the adverse development from accident years prior to 2001 adversely affected our gross and net results. Due to the reduced net earned premium base resulting from ceding assumed premiums from 2001 and 2002, however, our net results were affected more significantly due to this adverse loss development as indicated by the higher net loss ratios. The accident year gross and net loss ratios that exclude the effects of adverse development from prior years were 58.6% and 60.2%, respectively, for 2003, 52.3% and 70.1%, respectively, for 2002, and 88.4% and 106.7%, respectively, for 2001.


   Underwriting expenses and underwriting expense ratios. Underwriting expenses for the reinsurance segment are comprised of ceding commission expense paid to TRM's issuing companies and other third-party reinsurers to acquire the ceded premium and this segment's allocated share of our other underwriting expenses. Because TICNY shifted its reinsurance assumed in 2002 and 2003 from quota share to excess of loss treaties that typically do not require ceding commission to be paid, ceding commission expense was lower in those years. In addition, the ceding commission revenue earned on the assumed business reduced gross underwriting expenses. As a result, TICNY incurred gross and net underwriting expense ratios of 14.3% and negative 14.4%, respectively, in 2003 and 30.5% and 4.1% respectively in 2002. In 2001, however, TICNY incurred higher ceding commission expense because it assumed reinsurance under an aggregate excess of loss treaty as well as a quota share reinsurance agreement entered into in 2000 that was effective through 2001, which required TICNY to pay ceding commissions to TRM's issuing companies. The ceding commission revenue was not sufficient to lower this ceding commission expense. As a result, the gross and net underwriting expense ratios were 42.7% and 63.0%, respectively, in 2001. The net underwriting expense ratio was higher than the gross expense ratio due to the effect of the ceding commission expense from business ceded in 2000 (part of which was expensed in 2001 as the related ceded premiums written were earned) on the lower net earned premium base in 2001.

   Underwriting profit/losses and combined ratio. The underwriting profit from assumed reinsurance, which reflects our underwriting results on a net basis after the effect of ceded reinsurance, was $287,000 in 2003 compared with an underwriting loss of $939,000 in 2002 and $1.7 million in 2001. The net combined ratio was 50.3% in 2003 compared with 244.0% in 2002 and 220.3% in 2001. The underwriting profit in 2003 resulted from the absence of adverse loss development, favorable net accident year loss ratio and a negative net underwriting expense ratio due to the minimal expenses which were further reduced by the effect of ceding commission revenue. Despite the higher net loss ratio in 2002, the net underwriting loss was lower in 2002 than in 2001 due to the effect of ceding commission revenue that reduced net underwriting expenses. The underwriting results in 2001 were affected by adverse loss development and a higher underwriting expense ratio.

   The gross combined ratio improved significantly to 67.1% in 2003 compared with 185.7% in 2002 and 140.6% in 2001. The improvement in the gross combined ratio in 2003 was due to minimal adverse loss development, a favorable accident year loss ratio and minimal ceding commission expense. The gross combined ratio in 2002 and 2001 was high primarily due to the effects of continued adverse development from prior accident years.

   INSURANCE SERVICES SEGMENT RESULTS OF OPERATIONS



                                             FOR THE THREE MONTHS       FOR THE SIX MONTHS ENDED
                                                ENDED JUNE 30,                  JUNE 30,            FOR THE YEAR ENDED DECEMBER 31,
                                          -------------------------    -------------------------    -------------------------------
                                             2004           2003          2004           2003
                                          (UNAUDITED)   (UNAUDITED)    (UNAUDITED)   (UNAUDITED)      2003        2002       2001
                                          -----------   -----------    -----------   -----------    --------    --------   --------
                                                                              ($ IN THOUSANDS)
REVENUE
Direct commission revenue from
 managing general agency..............     $ 3,595       $ 1,520        $ 5,052       $ 2,506       $ 7,984    $ 4,693     $ 8,056
Claims administration revenue.........         846         1,305          1,715         1,918         3,746       4,495      5,878
Reinsurance intermediary fees(1)......         240            60            438           342         1,100       3,240        485
                                             -----         -----          -----         -----        ------      ------     ------
TOTAL REVENUES........................       4,681         2,885          7,205         4,766        12,830      12,428     14,419
                                             -----         -----          -----         -----        ------      ------     ------
EXPENSES
Direct commissions expense paid to
 producers............................       2,487         1,135          3,437         1,766         5,394       3,361      5,459
Other insurance services expenses (2).       1,061           526          1,361           769         2,247       1,608      3,273
Claims expense reimbursement to TICNY.         840         1,298          1,642         1,890         3,648       4,399      5,807
                                             -----         -----          -----         -----        ------      ------     ------
TOTAL EXPENSES........................       4,388         2,959          6,440         4,425        11,289       9,368     14,539
                                             -----         -----          -----         -----        ------      ------     ------
INSURANCE SERVICES PRE-TAX INCOME
 (LOSS)...............................       $ 293         $ (74)         $ 765         $ 341        $ 1,541    $ 3,060     $ (120)
                                             =====         =====          =====         =====        ======      ======     ======
Premiums produced by TRM on behalf of
 issuing companies....................     $ 18,517       $ 8,687       $ 25,004       $ 13,526     $ 39,494    $ 24,330   $ 32,218



---------------
(1) The reinsurance intermediary fees include commissions earned for placement of reinsurance on behalf of TICNY of $216,000 and $9,000 for the three months ended June 30, 2004 and 2003, respectively, $364,166 and $260,138 for the six months ended June 30, 2004 and 2003, respectively, and $929,000, $3.2 million, and $374,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

(2) Consists of underwriting expenses reimbursed to TICNY pursuant to an expense sharing agreement.


   Three Months Ended June 30, 2004 Compared to Three Months Ended June 30,
   2003

   Total revenues. Total revenues for the insurance services segment were $4.7 million in the three months ended June 30, 2004 compared to $2.9 million in the same period in 2003. The principal components of total revenue for our insurance services segment are direct commission revenue, claims administration revenue and reinsurance intermediary fees. The increase in total revenues was primarily due to a 136.5% increase in direct commission revenues to $3.6 million in the second quarter of 2004 compared to $1.5 million in the same period in 2003. The increase resulted also from reinsurance intermediary fees that increased to $240,000 in the second quarter of 2004 compared to $60,000 in the same period of 2003. The increase in total revenues from direct commission revenues and reinsurance intermediary fees was offset in part by a 35.2% reduction in claims administration revenues to $0.8 million in the second quarter of 2004 compared to $1.3 million in the same period in 2003. The second quarter of 2003 included additional revenues resulting from a re-estimation of billable claims activity pertaining to the first quarter of 2003.

    Direct commission revenue is dependent upon the premiums and losses on business produced by TRM on behalf of its issuing companies. The increase in direct commission revenue is related to premiums produced by our managing general agency on behalf of issuing companies, which increased 113.2% to $18.5 million in the three months ended June 30, 2004 as compared to $8.7 million in the same period in 2003 resulting primarily from increases in premiums produced in the large lines program and in the middle market program, the implementation of TRM's small business overflow program, and an increase in the composite direct commission revenue rate to 19.4% in the second quarter of 2004 from 17.5% in the second quarter of 2003.

   Direct commission expense. TRM's direct commission expense rate was 13.4% in the three months ended June 30, 2004 compared to 13.1% in the same period in 2003. The increase was due to an increase in the small business overflow program, which has a higher direct commission rate.

   Other insurance services expenses. The amount of reimbursement by TRM to TICNY for underwriting expenses was $1.1 million in the three months ended June 30, 2004 compared to $0.5 million in the same period in 2003. The increase resulted from the increase in premiums produced.

   Claims expense reimbursement to TICNY. The amount of reimbursement by TRM for claims administration pursuant to the terms of the expense sharing agreement with TICNY was $0.8 million in the three months ended June 30, 2004 compared to $1.3 million in the same period in 2003 due principally to a catch-up adjustment recorded in the second quarter of 2003 pertaining to the first quarter of 2003.

   Pre-tax income. Our insurance services pre-tax income was $293,000 in the three months ended June 30, 2004 compared to small loss of $74,000 in the same period in 2003.

   Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

   Total revenues. For the six months ended June 30, 2004 total revenues for the insurance services segment were $7.2 million compared to $4.8 million in the same period in 2003. The 51.2% increase in total revenues was primarily due to direct commission revenues, which increased by 101.6% to $5.1 million in 2004 compared to $2.5 million in the same period in 2003. The increase also resulted from reinsurance intermediary fees that increased to $438,000 in the six months ending June 30, 2004 from $342,000 in the same period of 2003. The increase in revenues from direct commission revenues and reinsurance intermediary fees was offset in part by a reduction in claims administration revenue, which decreased by 10.6% to $1.7 million in the six months ending June 30, 2004 compared to $1.9 million in the same period in 2003.

    For the six month period ended June 30, 2004, direct commission revenues increased as a result of increases in premiums produced by TRM and in the commission rate. Premiums produced by TRM increased by 84.9% to $25.0 million for the six months ended June 30, 2004 as compared to $13.5 million in the same period in 2003 resulting primarily from increases in premiums produced in the large lines program and in the middle markets program as well as the implementation of TRM's small business overflow program. The composite commission revenue rate increased to 20.2% in the six months ending June 30, 2004 from 18.5% in the same period in 2003.

   Direct commission expense. For the six months ended June 30, 2004, TRM's direct commission expense rate was 13.7% compared to 13.1% in the same period in 2003. This was due to growth in the small business overflow program, which has a higher commission rate.

   Other insurance services expense. For the six months ended June 30, 2004, the amount of reimbursement by TRM to TICNY for underwriting expenses was $1.4 million compared to $0.8 million in the same period in 2003. This increase resulted from the increase in premiums produced.

   Claims expense reimbursement. For the six months ended June 30, 2004, the amount of reimbursement by TRM for claims administration pursuant to the terms of the expense sharing agreement with TICNY was $1.6 million compared to $1.9 million in the same period in 2003.

   Pre-tax income. For the six months ended June 30, 2004, pre tax income increased 124.3% to $765,000 compared to $341,000 for the same period in 2003.


   Comparison of Years Ended December 31, 2003, 2002 and 2001

   Total revenues for the insurance services segment were $12.8 million in 2003, compared with $12.4 million in 2002 and $14.4 million in 2001. Total revenues were largely unchanged at $12.8 million in 2003 and $12.4 million in 2002 as a result of an increase in reinsurance commission revenue that was offset by decreases in claims administration revenue and reinsurance intermediary fees. Total revenues decreased from $14.4 million in 2001 to $12.4 million in 2002 as a result of a 41.7% decline in direct commission revenue together with a 23.5% decline in claims administration revenue, partially offset by a $2.8 million or 568% increase in reinsurance intermediary fees.

   Direct commission revenue from TRM's operation for the year ended December 31, 2003 was $8.0 million, compared with $4.7 million in 2002 and $8.1 million in 2001. The commission rate was 20.2% in 2003 compared to 19.3% in 2002 and 25% in 2001 on premiums produced by TRM on behalf of its issuing companies of $39.5 million in 2003, $24.3 million in 2002 and $32.2 million in 2001. The increase in direct commission revenue in 2003 reflects improved operating results due to increased profitability of the underlying business, improved reinsurance market conditions and the introduction of TRM's small business overflow program. See "Business--Business Segments--Insurance Services Segment Products and Services."

The decrease in 2002 from 2001 reflects our shift towards writing more business in TICNY rather than through TRM's issuing companies.

   TRM generated $1.1 million and $3.7 million in reinsurance intermediary and claims administration revenues, respectively, in 2003, compared with $3.2 million and $4.5 million, respectively, in 2002 and $485,000 and $5.9 million, respectively, in 2001. TRM's reinsurance intermediary fees in 2002 were higher than in 2001 and 2003 due to an additional one-time intermediary fee in 2002. Claims administration revenue was mostly offset by an approximately equal amount of claims expense allocated to TRM in 2001, 2002 and 2003 under an expense sharing agreement with TICNY, with the exception of $259,000 that was earned in the aggregate in those years for arranging claims administration services for self-insureds and other work unrelated to the premiums underwritten for TRM's issuing companies.

   To offset the decrease in TRM's commission rate, TRM reduced its average commission rate paid to its producers from a high of 18.1% of total premium produced in 2000 to 16.9% in 2001, 13.8% in 2002 and 13.7% in 2003. This was
accomplished by focusing on writing policies that generated higher per policy premiums while shifting policies with lower average per policy premiums to TICNY. As a result, commissions paid to producers were $5.4 million in 2003, compared with $3.4 million in 2002 and $5.5 million in 2001.

   The amount of this reimbursement for underwriting expenses was $2.2 million in 2003 compared with $1.6 million in 2002 and $3.3 million in 2001. Claims expenses reimbursed by TRM were $3.6 million in 2003 compared with $4.4 million in 2002 and $5.8 million in 2001.

   Our insurance services pre-tax income for TRM was $1.5 million in 2003, compared with $3.1 million in 2002. In 2001, TRM suffered a net loss of $120,000.

INVESTMENTS

   We classify our investments in fixed maturity securities as available for sale and report these securities at their estimated fair values based on quoted market prices. Changes in unrealized gains and losses on these securities are reported as a separate component of comprehensive net income, and accumulated unrealized gains and losses are reported as a component of accumulated other comprehensive net income in stockholders' equity. Realized gains and losses are charged or credited to income in the period in which they are realized.


   The aggregate fair market value of our invested assets as of June 30, 2004 was $111.8 million. As of that date, our fixed maturity securities had a fair market value of $100.4 million and amortized cost of $101.4 million. The equity securities had a fair value of $2.2 million and a cost of $1.9 million.

   The following table provides a breakdown of the amortized cost, aggregate fair value and unrealized gains and losses by investment type as of June 30, 2004 and December 31, 2003 and 2002.





                           AS OF JUNE 30,                                           AS OF DECEMBER 31,
                 -----------------------------------    ---------------------------------------------------------------------------
                                2004                                   2003                                    2002
                 -----------------------------------   ------------------------------------    ------------------------------------
                             AGGREGATE    UNREALIZED                             UNREALIZED                              UNREALIZED
                 AMORTIZED      FAIR        GAINS/     AMORTIZED    AGGREGATE       GAINS      AMORTIZED    AGGREGATE       GAINS
                   COST        VALUE       (LOSSES)       COST      FAIR VALUE    (LOSSES)        COST      FAIR VALUE    (LOSSES)
                 ---------   ---------    ----------   ---------    ----------   ----------    ---------    ----------   ----------
CATEGORY                                                          ($ IN THOUSANDS)
Short-term
  investments    $  9,217     $  9,217      $  --       $ 9,407      $ 9,407       $   --       $ 3,028      $ 3,028       $   --
U.S. Treasury
  securities.       7,357        7,257       (100)        1,840        1,783          (57)          544          558           14
U.S. agency
  securities.       8,672        8,676          4         5,512        5,738          226         6,619        6,938          319
Corporate
  fixed
  maturity
  securities.      31,576       31,297       (279)       13,978       14,415          437        10,638       11,100          462
Mortgage-
  backed
  securities.      37,861       37,286       (575)       19,429       19,756          327         9,938       10,523          585
Asset-backed
  securities.       4,238        4,146        (92)        2,234        2,242            8           500          502            2
Other taxable
  fixed
  maturity
  securities.         250          230        (20)          250          236          (14)           --           --           --
Municipal
  securities.      11,440       11,490         50        10,022       10,375          353         4,985        5,232          247
Preferred
  stocks.....         163          163         --           163          167            4           188          189            1
Common stocks       1,714        2,071        355         1,714        2,017          303         1,714        1,548         (166)
                 --------     --------      -----       -------      -------       ------       -------      -------       ------
Total........    $112,488     $111,833      $(655)      $64,549      $66,136       $1,587       $38,154      $39,618       $1,464
                 ========     ========      =====       =======      =======       ======       =======      =======       ======





   The following table presents information regarding our invested assets that were in an unrealized loss position at June 30, 2004 by amount of time in a continuous unrealized loss position.





                                                                LESS THAN 12 MONTHS     12 MONTHS OR LONGER           TOTAL
                                                                --------------------    -------------------    --------------------
CATEGORY                                                         FAIR     UNREALIZED    FAIR     UNREALIZED     FAIR     UNREALIZED
  --------                                                      VALUE        LOSS       VALUE       LOSS        VALUE       LOSS
                                                               -------    ----------   ------    ----------    -------   ----------
U.S. Treasury securities ...................................   $ 6,734     $  (101)    $   --       $  --      $ 6,734     $  (101)
U.S. agency securities .....................................     3,662        (133)        --          --        3,662        (133)
Corporate fixed maturity securities ........................    15,959        (467)     2,861        (262)      18,820        (729)
Mortgage-backed securities .................................    25,560        (666)     1,258        (115)      26,818        (781)
Asset-backed securities ....................................     2,667         (85)       241          (9)       2,908         (94)
Municipal securities .......................................     3,488         (59)     1,874         (64)       5,362        (123)
                                                               -------     -------     ------       -----      -------     -------
Total temporarily impaired securities ......................   $58,070     $(1,511)    $6,235       $(450)     $64,305     $(1,961)
                                                               =======     =======     ======       =====      =======     =======


LIQUIDITY AND CAPITAL RESOURCES

   SOURCES AND USES OF FUNDS

   We are organized as a holding company with two operating company subsidiaries, TICNY and TRM. The holding company's principal liquidity needs include debt service and payments on preferred securities, income taxes and stockholder dividends. The holding company's principal sources of liquidity include dividends from TICNY and TRM and other permitted payments from our subsidiaries, as well as financing through borrowings and sales of securities. Based on our current operating plan, we believe that the proceeds of this offering and our existing sources of liquidity will be adequate to meet our anticipated cash needs without the need to raise additional capital.

   We plan to use approximately $3.5 million to $7.5 million of the net proceeds of this offering to acquire a shell insurance company with multi-state property and casualty licensing, with the amount of the purchase price depending on the number of licenses. The remaining net proceeds, after repayment of our $5.2 million loans with CIT and the redemption of the 30,000 outstanding shares of our Series A Cumulative Redeemable Preferred Stock for $1.5 million, will be contributed to TICNY and to any shell insurance company we may acquire to support their premium writings.

   Anticipated changes to our financial and business structure that will result from the deployment of the net proceeds include an increase in direct premiums written in TICNY, including premiums that otherwise would have been placed by TRM with its issuing companies, an increase in assumed reinsurance and a reduction in quota share reinsurance ceding. These changes are anticipated to increase net premiums written, operating cash flow and invested assets.

   Increased investment assets resulting from the deployment of the net proceeds from this offering will be invested in accordance with our primary investment objectives of preserving capital and maximizing after-tax investment income with an emphasis on liquidity to meet claims obligations and debt service. Accordingly, we intend to invest a major portion of our invested assets in U.S. Treasuries and other highly rated bonds. We expect our net investment income to increase as a result, although the amount of the increase will depend on prevailing interest rates and the purchase price of any shell insurance company we acquire. See "Business--Investments" for a further description of our investment practices.


   Under New York law, TICNY is limited in the amount of dividends it can pay to Tower. Under New York law, TICNY may pay dividends to Tower only out of statutory earned surplus. In addition, the New York Insurance Department must approve any dividend declared or paid by TICNY that, together with all dividends declared or distributed by TICNY during the preceding twelve months, exceeds the lesser of (1) 10% of TICNY's policyholders' surplus as shown on its latest statutory financial statement filed with the New York State Insurance Department or (2) 100% of adjusted net investment income during this period. During 2003, TICNY paid $363,000 in dividends to Tower. TICNY paid $1.6 million and $200,000 in dividends to Tower in 2002 and 2001, respectively. As of June 30, 2004, the maximum distribution that TICNY could pay without prior regulatory approval was $2.6 million.


   TRM is not subject to any limitations on its dividends to Tower, other than the basic requirement that dividends may be declared or paid if the net assets of TRM remaining after such declaration or payment will at least equal the amount of TRM's stated capital. TRM paid a dividend of $860,000 to Tower in 2002 but did not pay any dividends to us in 2003 or 2001.

   Pursuant to a Tax Allocation Agreement, dated as of January 1, 2001, by and among Tower, TICNY and TRM, we compute and pay federal income taxes on a consolidated basis. At the end of each consolidated return year, TICNY and TRM each must compute and pay to Tower its share of the federal income tax liability primarily based on separate return calculations. The tax allocation agreement with TICNY and TRM allows Tower to make certain Code elections in the consolidated federal tax return. In the event such Code elections are made, any benefit or liability is accrued or paid by TICNY and TRM. If a unitary or combined state income tax return is filed, each entity's share of the liability is based on the methodology required or established by state income tax law or, if none, the percentage of each entity's separate income or tax divided by the total separate income or tax reported on the return. During 2003, TICNY paid $2.2 million and TRM paid $142,000 to Tower under this agreement.

   SURPLUS LEVELS

   TICNY is required by law to maintain a certain minimum level of policyholders' surplus on a statutory basis. Policyholders' surplus is calculated by subtracting total liabilities from total assets. The NAIC maintains risk based capital ("RBC") requirements for property and casualty insurance companies. RBC is a formula that attempts to evaluate the adequacy of statutory capital and surplus in relation to investments and insurance risks. The formula is designed to allow the New York Insurance Department to identify potential weakly capitalized companies. Under the formula, a company determines its "risk-based capital" by taking into account certain risks related to the insurer's assets (including risks related to its investment portfolio and ceded reinsurance) and the insurer's liabilities (including underwriting risks related to the nature and experience of its insurance business). Applying the RBC requirements as of December 31, 2003, TICNY's risk-based capital exceeded the minimum level that would trigger regulatory attention. In addition to monitoring RBC to ensure regulatory compliance, we monitor various financial ratios, including gross and net premiums written to surplus ratios. Capital contributions to TICNY were $17.1 million, $0 and $3.5 million in 2003, 2002 and 2001, respectively.

   The statutory surplus that we are required to maintain varies depending on the type and amount of revenue that is derived. The statutory surplus requirements are based upon various capital adequacy tests and ratios established by rating agencies and insurance regulators. Statutory surplus requirements are greater for net premiums earned than for premiums that we cede or transfer to reinsurers. Non-risk bearing revenues that are generated primarily from TRM do not require us to maintain any surplus, except capital necessary to meet TRM's operating expenses. For these reasons, throughout our history we have attempted to reduce our statutory surplus requirement by limiting our net retention of premiums while emphasizing ceding commissions and non-risk bearing revenues from TRM.

   As a result of the deployment of the net proceeds of this offering and the increase in gross and net premiums written resulting from the anticipated changes in our operations described above, we plan to target a gross leverage ratio of approximately between 2.0 and 2.5 and a net leverage ratio of approximately between 1.0 and 1.75 to optimize the use of the additional capital. These ratios may vary in order to maintain satisfactory capital adequacy and other regulatory measurements and favorable ratings with various organizations.

   CASH FLOWS

   The primary sources of cash flow in TICNY are gross premiums written, reinsurance commissions from our quota share reinsurers, loss payments by our reinsurers, investment income and proceeds from the sale or maturity of investments. Funds are used by TICNY for ceded premium payments, which are paid on a net basis after subtracting losses paid on reinsured claims and reinsurance commissions, loss payments and loss adjustment expenses on our net business, commissions to producers, salaries and other underwriting expenses as well as to purchase investments and to pay dividends to Tower. TRM's primary sources of cash are premiums produced on behalf of issuing companies and commission and fee income. TRM's primary uses of cash are premium payments and fees to issuing companies, net of paid losses and commission income, commissions to producers and expenses reimbursed to TICNY under an expense sharing agreement.

   Our reconciliation of net income to cash provided from operations is generally influenced by the collection of premiums in advance of paid losses, the timing of reinsurance and issuing company settlements and the timing of our loss payments.


   Three Months Ended June 30, 2004 Compared to Three Months Ended June 30,
   2003

   Cash Flows. Net cash provided by operating activities was $18.3 million in the three months ended June 30, 2004 compared to $3.6 million in the same period in 2003. The increase in net cash provided by operations in the second quarter of 2004 was due to an increase in collected premiums as a result of the growth in gross premiums and the reduction in the quota share reinsurance ceding percentage from 70% in 2003 to 60% in 2004. These changes resulted in a greater proportion of premiums retained and an increase in funds withheld in segregated trusts as collateral for reinsurance recoverables, which also contributed to the increase in net cash. Since October 2003, amounts due to reinsurers have been retained as funds withheld, benefiting cash flow.

   The Company paid $167,000 in dividends in the second quarter of 2004 compared to $805,000 in the second quarter of 2003. The second quarter of 2003 included $78,750 that was recorded as preferred stock dividends prior to the implementation of SFAS 150, effective July 1, 2003, which requires preferred stock dividends to be recorded as interest expense. The second quarter of 2003 also included $651,571 in dividends paid to Class B shareholders.

   The Company paid principal on the CIT Group/Equipment Financing, Inc. loan of $225,000 in the second quarter of 2004 compared to $112,000 in the same period in 2003.

   The Company paid $1.0 million in June 2004 to Michael H. Lee, Chairman of the Board, President and Chief Executive Officer, under the 2000 Deferred Compensation Plan.

   Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

   Cash Flows. For the six months ended June 30, 2004, net cash provided by operating activities was $45.5 million compared to negative $6.5 million in the same period of 2003. The increase in net cash provided by operations in the six months ending June 30, 2004 resulted from an increase in collected premiums as a result of the growth in gross premiums, the reduction in the quota share reinsurance ceding percentage from 70% in 2003 to 60% in 2004, an increase in funds withheld as collateral for reinsurance recoverable and the collection of a receivable for cancelled reinsurance also contributed to the increase in net cash. The negative cash flow in the six months of 2003 resulted primarily from a $10 million payment of a deposit premium on an excess of loss reinsurance agreement. Additionally, the fourth quarter 2002 quota share reinsurance settlement was remitted in the first quarter of 2003. This remittance was based on premiums written but not necessarily collected, and therefore increased cash flow out relative to cash flow in. Under the 2003 quota share treaty in effect through September 30, 2003, remittances were based on collected premiums that matched the timing of premium collections with the remittances to reinsurers, thus eliminating the negative cash flow impact of the 2002 treaty year which impacted the first quarter of 2003. Since October 2003, amounts due to reinsurers have been retained as funds withheld, also adding to the positive cash flow.

   The Company paid $327,000 in dividends in the first six months of 2004 compared to $1.0 million in the same period of 2003. The first six months of 2003 included $157,500 recorded as preferred stock dividends prior to the implementation of SFAS 150, effective July 1, 2003, which required preferred stock dividends to be recorded as interest expense. The first six months of 2003 also included $651,571 in dividends paid to Class B shareholders.

   The Company paid principal on the CIT Group/Equipment Financing, Inc. loan of $413,000 in the first six months of 2004 compared to $188,000 in the same period last year.

   The Company paid $1.0 million in June 2004 to Michael H. Lee, Chairman of the Board, President and Chief Executive Officer, under the 2000 Deferred Compensation Plan.

   The Company redeemed $1.5 million of Series A Cumulative Redeemable Preferred Stock in January 2004.

   Comparison of Years Ended December 31, 2003, 2002 and 2001


   Net cash provided by operating activities was $22.7 million for the year ended December 31, 2003, a 102.6% increase from $10.3 million for 2002, which was a 38.5% decrease from $16.8 million for 2001. The increase in net cash provided by operations in 2003 resulted from an increase in premiums produced by TRM, improved underwriting profitability in our insurance segment and the retention, as funds withheld, of amounts due to reinsurers to provide collateral for reinsurance recoverables. Additionally, operating cash flow increased due to the commutation of the reinsurance contract with PMA Reinsurance Company and increased investment income from a larger investment portfolio.

   Operating cash flow decreased in 2002 as compared with 2001. The reduction was due to increases in reinsurance payments and a decline in commissions due to lower premiums produced by TRM. Reinsurance payments increased in 2002 as reinsurance settlements in that year were based on premiums written, which accelerated payments, whereas settlements in 2001 were based on premiums earned, which slowed payments. These negative cash flow items in 2002 were offset by an increase in net premiums written and improved underwriting profitability in our insurance segment. Operating cash flow was not negatively affected by the lower amount of net income in 2001 due to slower reinsurance settlements that were based on premiums earned.

   Net cash used by investing activities was $25.4 million for the year ended December 31, 2003, compared to $22.0 million for 2002 and $7.7 million for 2001.

   Cash flows from financing activities in 2003 included $6.0 million from the issuance of notes payable under a credit agreement in February and December and $20.0 million from the issuance of subordinated debentures in connection with offerings of trust preferred securities in May and September. In 2003, we repaid $413,000 of notes payable and contributed $17.1 million to TICNY (of which $10.0 million was used to repay a $10.0 million surplus note). We paid stockholder dividends of $1.8 million in 2003 and repurchased 51,426 shares of our common stock for an aggregate purchase price of $514,260.

   LIQUIDITY

   We maintain sufficient liquidity to pay claims, operating expenses and meet our other obligations. At December 31, 2003 and 2002, our invested assets included $9.4 million and $3.0 million, respectively, of short-term investments, representing 14.2% and 7.6%, respectively, or our total invested assets as of those dates. We also held $20.9 million and $3.4 million of cash and cash equivalents at December 31, 2003 and 2002, respectively. We monitor our expected claims payment needs and maintain a sufficient portion of our invested assets in cash, cash equivalents and short-term investments to enable us to fund our claims payments without having to sell longer-duration investments. As of December 31, 2003, our short-term investments and cash and cash equivalents greatly exceeded the estimated $9.3 million of loss reserves as of that date that we expected to pay within the next year. As necessary, we adjust our holdings of short-term investments and cash and cash equivalents to provide sufficient liquidity to respond to changes in the anticipated pattern of claims payments. See "--Investments."

   COMMITMENTS

   The following table summarizes information about contractual obligations and commercial commitments. The minimum payments under these agreements as of December 31, 2003 were as follows:



                                                                                                     PAYMENTS DUE BY PERIOD
                                                                                              -------------------------------------
                                                                                               LESS
                                                                                              THAN 1      1-3       4-5     AFTER 5
                                                                                    TOTAL      YEAR      YEARS     YEARS     YEARS
                                                                                   -------   -------    -------    ------   -------
                                                                                                   ($ IN THOUSANDS)
Long term debt obligations:
 Notes payable.................................................................    $ 5,588   $   863    $ 1,860    $2,228   $   637
 Subordinated debentures.......................................................     20,000        --         --        --    20,000
                                                                                   -------   -------    -------    ------   -------
Total long term debt obligations...............................................     25,588       863      1,860     2,228    20,637
Mandatorily redeemable preferred stock.........................................      3,000     2,000      1,000        --        --
Operating lease obligations....................................................      5,300     1,283      2,404     1,613        --
Loss reserves..................................................................     24,361     9,299      8,704     3,933     2,425
                                                                                   -------   -------    -------    ------   -------
Total contractual obligations..................................................    $58,249   $13,445    $13,968    $7,774   $23,062
                                                                                   =======   =======    =======    ======   =======



   For a discussion of the circumstances in which our notes payable and our subordinated debentures may be subject to acceleration, please see "--Capital Resources." Our mandatorily redeemable preferred stock will be redeemed with the proceeds of this offering. We intend to pre-pay our notes payable with the proceeds of this offering.

   The loss reserves payments due by period in the table above are based upon the loss and loss expense reserves estimates as of December 31, 2003 and actuarial estimates of expected payout patterns by line of business. As a result, our calculation of loss reserve payments due by period is subject to the same uncertainties associated with determining the level of reserves and to the additional uncertainties arising from the difficulty of predicting when claims (including claims that have not yet been reported to us) will be paid. For a discussion of our reserving process, see "Business--Reserves". Actual payments of loss and loss adjustment expenses by period will vary, perhaps materially, from the above table to the extent that current estimates of loss reserves vary from actual ultimate claims amounts and as a result of variations between expected and actual payout patterns. See "Risk Factors--If our actual loss and loss adjustment expenses exceed our loss reserves, our financial condition and results of operations could be significantly affected" for a discussion of the uncertainties associated with estimating loss and loss adjustment expense reserves.

   CAPITAL RESOURCES

   In May and September 2003, in connection with offerings of trust preferred securities, we issued an aggregate of $20.0 million of subordinated debentures in two private offerings. The debentures have stated maturities of thirty years. We have the option to call the securities at par beginning five years from the date of issuance. The interest rate on the first $10 million of the subordinated debentures is adjusted quarterly for changes in the three month London Interbank Offered Rate ("LIBOR") plus 4.1% and may not exceed 12.5% prior to the first call date of May 15, 2008. The interest rate on the remaining $10.0 million of subordinated debentures is a combination fixed and floating rate with a fixed rate of 7.5% during the no call period of five years after which the interest rate will be adjusted quarterly for changes in the three month LIBOR rate plus 4%. Under the terms of the trust preferred securities, an event of default may occur upon:

   o non-payment of interest on the trust preferred securities, unless such non-payment is due to a valid extension of an interest payment period;

   o non-payment of all or any part of the principal of the trust preferred securities;

   o our failure to comply with the covenants or other provisions of the indentures or the trust preferred securities; or

   o bankruptcy or liquidation of us or of either of the financing trusts through which the trust preferred securities were issued.

If an event of default occurs and is continuing, the entire principal and the interest accrued thereon may be declared to be due and payable immediately.

   In February 2003, we entered into a credit agreement with the CIT Group/ Equipment Financing, Inc. ("CIT"), allowing for one or more advances of funds to us from CIT up to an aggregate of $6 million. As a condition precedent to the granting of advances, we have executed a stock pledge agreement, under which we pledged to CIT all capital stock of our subsidiaries owned by us, including the capital stock of TICNY and TRM. Associated with the credit agreement are various covenants with which we must comply, including, among other things, certain limitations on the incurrence of future indebtedness and the requirements that we maintain a consolidated net worth (which includes, for purposes of this requirement, the principal amount of the subordinated debentures that underlie our outstanding trust preferred securities) of not less than $26.5 million, that the risk based capital ratio of any insurance subsidiaries not be less than 300%, that the ratio of net premiums written to statutory surplus for all insurance subsidiaries not be greater than 2.25:1 and that the ratio of statutory surplus for all insurance subsidiaries to the outstanding principal amount of the advances not be less than 2:1. For the year ended December 31, 2003 our gross leverage ratio was 3.79 and our net leverage ratio was 0.82.

   CIT may declare the obligation to make advances to us under the agreement to be terminated and may declare any outstanding amounts payable by us to be immediately due and payable on, among others:

   o non-payment of principal or interest on the advance or on other obligations;

   o bankruptcy or liquidation;

   o our failure to comply with the covenants or other provisions of the agreement;

   o a final judgment or judgments against us, other than those arising from litigation in the ordinary course of business, that exceed an aggregate of $500,000 which is not discharged or vacated or stayed pending appeal within 60 days after entry of such judgment(s);

   o a change in control;

   o a change in the law affecting dividends which is likely to have a material adverse effect on our ability to perform our obligations under the credit agreement; or

   o a decrease in the financial performance rating assigned by A.M. Best to any insurance subsidiary to less than "B+" (Very Good), or any decrease by more than a single increment of any such rating.

   We have outstanding under the credit agreement an advance in the principal amount of $5.2 million as of June 30, 2004, which we intend to pre-pay with the proceeds of this offering. We make quarterly repayments of principal and pay interest on the unpaid principal amount in quarterly payments at a floating rate of LIBOR plus 4.50%. The final payment is due and payable on December 31, 2009.


   Pursuant to the terms of our subordinated debentures, Tower and its subsidiaries cannot declare or pay any dividends if we are in default or have elected to defer payments of interest on the subordinated debentures. Under our credit agreement with CIT, if we are in default of such agreement, we may not pay any dividend or other distribution with respect our preferred or common stock.


   OFF BALANCE SHEET ARRANGEMENTS


   We have no off balance sheet arrangements.

   INFLATION

   Property and casualty insurance premiums are established before we know the amount of losses and loss adjustment expenses or the extent to which inflation may affect such amounts. We attempt to anticipate the potential impact of inflation in establishing our reserves. Inflation in excess of the levels we have assumed could cause loss and loss adjustment expenses to be higher than we anticipated.

   Substantial future increases in inflation could also result in future increases in interest rates, which in turn are likely to result in a decline in the market value of the investment portfolio and cause unrealized losses or reductions in stockholders' equity.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   Market risk is the risk that we will incur losses in our investments due to adverse changes in market rates and prices. Market risk is directly influenced by the volatility and liquidity in the market in which the related underlying assets are invested. We believe that we are principally exposed to three types of market risk: changes in interest rates, changes in credit quality of issuers of investment securities and reinsurers, and changes in equity prices.

   CREDIT RISK

   Our credit risk is the potential loss in market value resulting from adverse change in the borrower's ability to repay its obligations. Our investment objectives are to preserve capital, generate investment income and maintain adequate liquidity for the payment of claims and debt service. We seek to achieve these goals by investing in a diversified portfolio of securities. We manage credit risk through regular review and analysis of the creditworthiness of all investments and potential investments.


   We also bear credit risk on our reinsurance recoverables and premiums ceded to reinsurers. As of June 30, 2004, we had unsecured reinsurance recoverables and premiums ceded of $50.5 million owed by PXRE Reinsurance Company, $17.3 million owed by American Re-Insurance Company, $4.7 million owed by Converium Reinsurance (North America) Inc. and $3.5 million owed by other reinsurers. If any of these reinsurers fails to pay its obligations to us, or substantially delays making payments on the reinsurance recoverables, our financial condition and results of operations could be materially impaired. To mitigate the credit risk associated with reinsurance recoverables, we secure certain of our reinsurance recoverables by withholding ceded premium and requiring funds be placed in trust as well as monitoring our reinsurers' financial condition and rating agency ratings and outlook. See "Business--Reinsurance." In 2003, we commuted our reinsurance agreement with PMA Reinsurance Company when its rating was reduced below our minimum financial strength rating threshold of "A-" (Excellent) by A.M. Best.


   We also bear credit risk for premiums produced by TRM and a limited portion, generally a deposit amount, of the direct premiums written by TICNY. Producers collect such premiums and remit them to the company within prescribed periods. After receiving a deposit, the TICNY premiums are directly billed to insureds. In New York State and other jurisdictions, premiums paid to producers by an insured may be considered to have been paid under applicable insurance laws and regulations and the insured will no longer be liable to us for those amounts, whether or not we have actually received the premium payment from the producer. Consequently, we assume a degree of credit risk associated with producers. Due to the unsettled and fact specific nature of the law, we are unable to quantify our exposure to this risk.

   EQUITY RISK

   Equity risk is the risk that we may incur economic losses due to adverse changes in equity prices. Our exposure to changes in equity prices primarily results from our holdings of common stocks, mutual funds and other equities. Our portfolio of equity securities is carried on the balance sheet at fair value. Since only a small percentage of our assets are invested in equity securities, we do not believe that our exposure to equity price risk is significant.

   INTEREST RATE RISK

   Interest rate risk is the risk that we may incur economic losses due to adverse changes in interest rates. The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed maturity securities. Fluctuations in interest rates have a direct impact on the market valuation of these securities. The fair value of our fixed maturity securities as of December 31, 2003 was $54.5 million.

   For fixed maturity securities, short-term liquidity needs and the potential liquidity needs for the business are key factors in managing our portfolio. We use modified duration analysis to measure the sensitivity of the fixed income portfolio to changes in interest rates.


   As of June 30, 2004, we had a total of $15.2 million of outstanding floating rate debt including $10.0 million of outstanding subordinated debentures underlying our trust preferred securities carrying an interest rate that is determined by reference to market interest rates. If interest rates increase, the amount of interest payable by us would also increase.


   SENSITIVITY ANALYSIS

   Sensitivity analysis is a measurement of potential loss in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates and other market rates or prices over a selected time. In our sensitivity analysis model, we select a hypothetical change in market rates that reflects what we believe are reasonably possible near-term changes in those rates. The term "near-term" means a period of time going forward up to one year from the date of the consolidated financial statements. Actual results may differ from the hypothetical change in market rates assumed in this disclosure, especially since this sensitivity analysis does not reflect the results of any action that we may take to mitigate such hypothetical losses in fair value.

   In this sensitivity analysis model, we use fair values to measure our potential loss. The sensitivity analysis model includes fixed maturities and short-term investments.

   For invested assets, we use modified duration modeling to calculate changes in fair values. Durations on invested assets are adjusted for call, put and interest rate reset features. Durations on tax-exempt securities are adjusted for the fact that the yield on such securities is less sensitive to changes in interest rates compared to Treasury securities. Invested asset portfolio durations are calculated on a market value weighted basis, including accrued investment income, using holdings as of December 31, 2003.

   The following table summarizes the estimated change in fair value on our fixed maturity portfolio including short-term investments based on specific changes in interest rates as of June 30, 2004:





                                    ESTIMATED INCREASE      ESTIMATED PERCENTAGE
                                 (DECREASE) IN FAIR VALUE    INCREASE (DECREASE)
CHANGE IN INTEREST RATES             ($ IN THOUSANDS)           IN FAIR VALUE
 ----------------------------    ------------------------   --------------------
300 basis point rise ........            $(13,002)                 (13.0)%
200 basis rise ..............              (8,873)                  (8.8)%
100 basis rise ..............              (4,514)                  (4.5)%
As of June 30, 2004 .........                  --                     0.0%
50 basis point decline ......               2,301                     2.3%
100 basis point decline .....               4,487                     4.5%





   The sensitivity analysis model used by us produces a predicted pre-tax loss in fair value of market-sensitive instruments of $4.5 million or 4.5% based on a 100 basis point increase in interest rates as of June 30, 2004. This loss amount only reflects the impact of an interest rate increase on the fair value of our fixed maturities and short-term investments, which constituted approximately 98.0% of our total invested assets as of June 30, 2004.

   Interest expense would also be affected by a hypothetical change in interest rates. As of June 30, 2004 we had $15.2 million of floating rate debt obligations. Assuming this amount remains constant, a hypothetical 100 basis point increase in interest rates would increase annual interest expense by $150,000, a 200 basis point increase would increase interest expense by $300,000 and a 300 basis point increase would increase interest expense by $450,000.


   With respect to investment income, the most significant assessment of the effects of hypothetical changes in interest rates on investment income would be based on Statement of Financial Accounting Standards No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases ("FAS 91"), issued by the Financial Accounting Standards Board ("FASB"), which requires amortization adjustments for mortgage backed securities. The rates at which the mortgages underlying mortgage backed securities are prepaid, and therefore the average life of mortgage backed securities, can vary depending on changes in interest rates (for example, mortgages are prepaid faster and the average life of mortgage backed securities falls when interest rates decline). The adjustments for changes in amortization, which are based on revised average life assumptions, would have an impact on investment income if a significant portion of our mortgage backed securities holdings had been purchased at significant discounts or premiums to par value. As of December 31, 2003, the par value of our mortgage backed securities holdings was $19.7 million and the book value of our mortgage backed securities holdings was $19.4 million. This equates to an average price of 98.2% of par. Since few of our mortgage backed securities were purchased at more than two points (below 98% and above 102%) from par, a FAS 91 adjustment would not have a significant effect on investment income.


   Furthermore, significant hypothetical changes in interest rates in either direction would not have a significant effect on principal redemptions, and therefore investment income, because of the prepayment protected mortgage securities in the portfolio. The mortgage backed securities portion of the portfolio totaled 29.9% as of December 31, 2003. Of this total, only 4.2% was in agency pass through securities, which have the highest amount of prepayment risk from declining rates. The remainder of our mortgage backed securities portfolio is invested in agency planned amortization class collateralized mortgage obligations, non-agency residential non-accelerating securities, and commercial mortgage backed securities.


   The planned amortization class collaterialized mortgage obligation securities maintain their average life over a wide range of prepayment assumptions, while the non-agency residential non-accelerating securities have five years of principal lock-out protection and the commercial mortgage backed securities have very onerous prepayment and yield maintenance provisions that greatly reduce the exposure of these securities to prepayments.

RECENT CHANGES IN ACCOUNTING PRINCIPLES

   In May 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("SFAS No. 150"). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. As originally issued, this statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective for financial instruments beginning with the first interim period after June 15, 2003. Retroactive adoption is not permitted. Any gain or loss resulting from the implementation of SFAS No. 150 is to be reported as a cumulative effect of a change in accounting principle. As a result of the implementation SFAS No. 150 on July 1, 2003, we report our mandatorily redeemable Series A Preferred Stock as a liability on our balance sheet as of December 31, 2003, and dividends on the Series A Preferred Stock since July 1, 2003 of $157,500 are reported as interest expense and charged to income in 2003. Dividends of $157,500 from January 1, 2003 to June 30, 2003 were recorded as a direct reduction to stockholders equity.

   In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), which establishes accounting guidance for consolidation of variable interest entities ("VIEs") that function to support the activities of the primary beneficiary. The primary beneficiary of a VIE is the entity that absorbs a majority of the VIE's expected losses, receives a majority of the VIE's expected residual returns, or both, as a result of ownership, controlling interest, contractual relationship or other business relationship with a VIE. Prior to the implementation of FIN 46, VIEs were generally consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority of voting interest in the entity. The provisions of FIN 46 were effective immediately for all arrangements entered into after January 31, 2003, and are otherwise effective in the first interim or annual period ending after December 15, 2003. On October 9, 2003, the FASB issued a staff position that deferred application of FIN 46 until December 31, 2003. For companies that had consolidated VIEs under FIN 46 prior to October 9, 2003, early adoption was permitted. In December 2003, the FASB issued a revised version of FIN 46 that defers the effective date of the Interpretation as it relates to certain types of variable interest entities until March 31, 2004. As of December 31, 2003, we believe that we do not have any VIEs that would be consolidated under the provisions of FIN 46. As of December 31, 2003, we deconsolidated our wholly-owned subsidiary grantor trusts (the issuers of our outstanding trust preferred securities) pursuant to the provisions of FIN 46.

   In December 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, which amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends Accounting Principles Board Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information.

   In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). This interpretation requires a liability to be recognized at the time a company issues a guarantee for the fair value of obligations assumed under certain guarantee agreements. Additional disclosures about guarantee agreements are also required in interim and annual financial statements, including a roll forward of a company's product warranty liabilities. The disclosure provisions of FIN 45 were effective for the Company as of December 31, 2002. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Company's financial position or results of operations.

                                    BUSINESS

OVERVIEW

   Through our subsidiaries TICNY and TRM, we offer a broad range of specialized property and casualty insurance products and services to small to mid-sized businesses and to individuals in New York City and the adjacent areas of New York State. By targeting select market segments that we identify as underserved and expeditiously delivering needed products and services to those markets, we attempt to position ourselves to obtain favorable policy terms, conditions and pricing and thereby achieve favorable underwriting results.

   TICNY provides coverage for many different market segments, including nonstandard risks that do not fit the underwriting criteria of standard carriers due to factors such as type of business, location and the amount of premium per policy. TRM, through its managing general agency, produces business on behalf of its issuing companies and primarily focuses on commercial risks with higher per policy premium, including risks that TICNY has not been able to target. TICNY also reinsures a modest amount of the premiums written by TRM's issuing companies. Our commercial lines products provide insurance coverages to businesses such as retail and wholesale stores, grocery stores, restaurants, artisan contractors and residential and commercial buildings, while our personal lines products focus on modestly valued homes and dwellings.

   Through the use of reinsurance in TICNY and other issuing companies that we access through TRM's managing general agency, we have been able to create and support a much larger premium base and insurance company infrastructure than otherwise would have been possible given our surplus base. In addition, TRM earns fee revenues by providing claims administration and reinsurance intermediary services to its issuing companies and to other insurance companies.

COMPETITIVE STRENGTHS

   We believe that our competitive strengths position us to continue to expand our business profitably. These strengths include:

   o PROVEN PRODUCT DEVELOPMENT AND MARKETING EXPERTISE. We have accomplished profitable growth by developing and expanding our product line offering over time and delivering products customized in response to specific insurance needs in targeted market segments. By expanding our product line offering, we have been able to access markets with significant premium volume and gradually increase our market share in each of these lines of business. We offer a broad range of products in our selected market segments based upon type of business, location, pricing tiers and premium size. For example, when we first began operations in 1990, our producers confirmed the need for us to underwrite small commercial risks, such as apartment buildings, restaurants and retail stores in urban areas such as New York City, that other insurance companies avoided due to a perceived lack of underwriting profitability. In response to this need, we developed commercial package policies that provided limited property and liability coverage customized to meet the needs of this nonstandard market segment. Since then, we have continued to develop other commercial lines products such as business owners, workers' compensation and commercial automobile policies, and introduced personal lines products such as homeowners and dwelling policies, to respond to the needs of our customers in other market segments.

   o OPPORTUNISTIC UNDERWRITING AND CAPITAL ALLOCATION. We target market segments that we believe have been underserved by other insurance companies and allocate our capital and other resources opportunistically among various market segments in response to changing market conditions. We expand our product offerings in segments that we believe have been underserved by other insurance companies and where we can establish an appropriate price, coverage and commission rate paid to our producers to generate the desired level of underwriting profit. Conversely, we reduce our product offerings in market segments where competitive conditions prevent us from achieving our desired level of underwriting profit. By utilizing this opportunistic and flexible underwriting approach, we have been able to allocate capital and other resources among market segments opportunistically enabling us to generate favorable underwriting results through soft and hard market cycles. In the five years ended December 31, 2003, TICNY's average net combined ratio was 81.8%, and its average gross combined ratio over the same period was 94.5%. Over the same time period, TICNY's average net and gross loss ratios were 67.8% and 63.4%, respectively. By comparison, the average net loss ratio for the U.S. property and casualty insurance industry during that period was 81.0% according to A.M. Best.

   o COST-EFFECTIVE UNDERWRITING AND PROCESSING CAPABILITY. We believe our cost-effective underwriting and processing capability enables us to profitably underwrite a large number of small policies in urban areas such as New York City and provides an advantage over other insurance companies that do not have this capability. Through a focused effort throughout our history on improving our business processes, integrating technology and realizing economies of scale by growing our premium base, we have developed an efficient and cost-effective method of underwriting and processing a large number of small policies (average premium per policy was $1,579 in 2003). For example, we have reduced the cost of underwriting these small policies by providing our producers with simplified underwriting guidelines that can be bound either by using rating disks or through webPlus, our web-based software platform that enables our producers to submit, rate and bind policies through the web. Despite the operational challenges of underwriting and processing a large number of small policies, TICNY's gross underwriting expense ratio was 30.0% in 2003.

   o GENERATION OF COMMISSION AND FEE REVENUE. Our use of reinsurance enables us to generate reinsurance ceding commission income on premiums that we cede to our reinsurers, while our access to issuing companies through our managing general agency has expanded our capacity to underwrite and produce premiums on which we earn fee income. This strategy has enabled us to augment our return on equity; our return on average equity was 56.8% in 2003 and averaged 36.2% for the five years ended December 31, 2003. As a result of ceding commission revenue, which offsets our underwriting expenses, our net underwriting expense ratio has averaged 14.0% over this five-year period. Our commission and fee income will decline due to our plan to use the proceeds from this offering to reduce our use of reinsurance and TRM's issuing companies.

   o CLAIMS AND LEGAL DEFENSE APPROACH. Our claims staff and in-house attorneys handle all of our claims and the majority of our lawsuits internally. This enables us to maintain a high level of service to our policyholders and reduce the cost of claims by vigorously defending non-meritorious and frivolous claims. We believe this vigorous approach to handling liability claims has been essential, especially in a litigious venue such as New York City, in achieving favorable underwriting results and adding value to our policyholders by lowering their cost of claims and thereby reducing their ultimate cost of insurance.

   o PROVEN LEADERSHIP AND EXPERIENCED MANAGEMENT. Our senior management team has an average of over 20 years of insurance industry experience. Our management team has a track record of developing and implementing business strategies and solutions to grow a profitable premium base and achieve favorable returns on equity and underwriting results during hard and soft markets. For example, throughout our history, our management team was able to utilize reinsurance and issuing companies to overcome the limitations imposed by our small capital base. This approach enabled us to successfully compete and gain market share against other insurance companies with higher ratings and greater financial resources. In addition, after producing a significant premium volume through TRM for its issuing companies to generate fee income prior to 2001, our senior management was able to adjust to changing reinsurance market conditions that began in that year and quickly developed our insurance company to underwrite the majority of our premium volume, while maintaining favorable reinsurance terms and reducing our dependence on issuing companies. Michael H. Lee, our Chairman of the Board, President and Chief Executive Officer, was a founder of the company in 1990 and has an extensive knowledge and understanding of our business, having played a key role in building several aspects of our operations, including underwriting, finance, claims and systems.

STRATEGY

   The business model that we have developed in the 14 years since we began our operations has allowed us to succeed despite our limited capital base. This has enabled us to create and support a much larger premium base and insurance company infrastructure than otherwise would have been possible and to reach the present stage of our development. We plan to use the proceeds of this offering to increase the statutory surplus in our insurance company and pursue profitable growth through the following strategies:

   o REDUCE OUR DEPENDENCE ON REINSURANCE AND OTHER INSURANCE COMPANIES. The additional capital from this offering will allow us to retain a greater percentage of our premium writings and thereby reduce our dependence on reinsurance. It will also provide us with greater flexibility to selectively write a larger portion of the business that we currently place with other insurance companies through TRM while continuing to utilize TRM to place the remaining business with other insurance companies in order to generate ceding commissions and non-risk bearing service income.


   o IMPROVE OUR RATING TO ATTRACT CUSTOMERS IN OTHER MARKET SEGMENTS. We believe the additional surplus infusion into TICNY with the proceeds of this offering will position us to seek an increase in TICNY's "B++" (Very
     Good) rating from A.M. Best, which is the 5th highest of 15 rating levels. A.M. Best ratings reflect A.M. Best's opinion of an insurance company's operating performance and ability to meet its obligations to policyholders, and are not evaluations directed to investors in our common stock nor recommendations to buy, sell or hold our common stock. Ratings are an increasingly important factor in establishing the competitive position of insurance companies. By writing these larger policies that TRM currently produces, TICNY also will be able to lower its expense ratio since these larger policies entail lower direct commission expense (13.7% in 2003 for TRM's business compared with 17.2% for TICNY's business) as well as lower underwriting cost relative to the size of the policy. Finally, an increase in rating, if obtained, would position us to write policies in rating-sensitive market segments that TICNY is not currently able to access, especially policies written by TRM's issuing companies. A rating increase would also enable TICNY to reinsure other insurance companies, including TRM's issuing companies, and assume a greater portion of profitable reinsurance business. Our rating reflects A.M. Best's opinion of our financial strength, and is neither an evaluation directed to investors in our common stock nor a recommendation to buy, sell or hold our common stock.


   o EXPAND TERRITORIALLY. Our insurance company subsidiary is presently licensed in New York State. We believe that the insurance products and services that we currently offer carry strong market demand beyond our current core market of New York City and the adjacent areas of New York State to areas of upstate New York and the surrounding states in the Northeast. We plan to become licensed in other states or, if a suitable company can be found, acquire and capitalize a shell insurance company with multi-state property and casualty licensing in order to expand our product and service offerings geographically.

   o ACQUIRE BOOKS OF BUSINESS. We intend to continue to acquire books of business that fit our underwriting competencies from competitors, managing agents and other producers. In 2001, we acquired the renewal rights to a book of business from Empire Insurance Group, a principal competitor, that generated an additional $41.1 million in gross premiums written for us in the first twelve months after we acquired the business. As of December 31, 2003, the cumulative loss ratio on the acquired Empire business written since the transaction was approximately 50%.

   o EXPAND NON-RISK-BEARING FEE-GENERATING SERVICES. We plan to continue to generate commission and fee income through our insurance services operation by offering managing general underwriting, reinsurance intermediary and claims administration services. While the commission and fee income from the managing general underwriting and reinsurance intermediary services may decrease due to reduced reliance on TRM's issuing companies, we plan to expand our other non-risk bearing services, including claims administration services.

   o CONTINUE IMPLEMENTATION OF TECHNOLOGICAL IMPROVEMENTS. We plan to continue our implementation of technology-based initiatives such as webPlus, our web-based platform for quoting and capturing policy submissions from our agents, in order to improve customer service and further lower our underwriting expense ratio.

INDUSTRY BACKGROUND

   Property and casualty insurance provides protection to insured parties from damage to property (for example, damage to a building and its contents from fire) and from claims by third parties (for example, injuries suffered by a person on insured premises or as a result of actions or omissions by the insured or its agents) arising from specified events. Property and casualty insurance can be broadly classified into commercial lines, in which insurance is provided to business enterprises, and personal lines, in which insurance is provided to individuals.

   The property and casualty insurance business has historically been subject to cyclical fluctuations in pricing and availability of property and casualty insurance. "Soft" markets are characterized by excess capital and underwriting capacity, as well as pricing and policy terms and conditions generally being less favorable to insurers, resulting in intense premium rate competition, an erosion of underwriting discipline and poor operating performance. This market condition is eventually followed by a period of diminished underwriting capacity and greater underwriting discipline with insurance companies exiting unprofitable areas of business and/or increasing their premium rates in order to improve operating performance. This phase of the cycle is generally referred to as a "hard" market.

   Since we began operations in 1990 and continuing into 2000, the property and casualty industry experienced a prolonged soft market characterized by excess capacity as well as undisciplined underwriting. During this period, many primary insurance companies and reinsurers lowered their rates, increased coverage, increased commission rates paid and relaxed their underwriting standards in order to compete for business.

   We first began to notice the beginning of a hard market in late 2000, when reinsurers began non-renewing unprofitable business, charging significantly higher excess reinsurance rates and reducing ceding commissions paid on quota share reinsurance business. The changes in the reinsurance market that began in late 2000 were followed immediately by changes in the primary insurance market in 2001, with many insurance companies and managing general agencies increasing their rates, limiting policy terms and conditions and reducing commissions paid to their producers. The September 11, 2001 terrorist attacks provided the property and casualty industry with its single largest loss in its history, estimated by A.M. Best to be between $30 and $40 billion. Despite our geographical focus in New York City and the significant industry loss, our gross and net losses from this catastrophe were limited to $1.3 million and $0.4 million, respectively. See "--Underwriting" for further details. The substantial loss of insurance and reinsurance capacity caused by these attacks and by the downturn in global equity markets triggered an acceleration of the rate increases and tightening of policy terms and conditions that began in late 2000. The wave of corporate accounting and governance scandals and large corporate bankruptcies commencing in late 2001 also contributed to this trend. We cannot predict with any certainty the direction the market will take in the near future.

BUSINESS SEGMENTS

   We operate in three business segments:

   o Insurance. In our insurance segment, TICNY provides commercial and personal lines insurance policies to businesses and individuals. TICNY's commercial lines products include commercial multiple-peril, monoline general liability, commercial umbrella, monoline property, workers' compensation and commercial automobile policies. Its personal lines products consist of homeowners, dwelling and other liability policies. See "--Insurance Segment Products."

   o Reinsurance. In our reinsurance segment, TICNY accepts or assumes reinsurance directly from the insurance companies for which TRM produces insurance premiums (which we refer to as TRM's "issuing companies") or indirectly from reinsurers that provide reinsurance coverage directly to these issuing companies. TICNY assumes, as a reinsurer, a modest amount of the risk on the premiums that TRM produces. While this reinsurance business historically has not been profitable, the commission income generated by TRM on the production of this business has exceeded any underwriting losses from the reinsurance assumed on this business. See "--Insurance Services Segment Products and Services."

   o Insurance services. In our insurance services segment, TRM, as a managing general agency, generates commission income by producing premiums on behalf of its issuing companies and generates fees by providing claims administration and reinsurance intermediary services. TRM does not assume any risk on business produced by it. All of the risk is written by the issuing companies and ceded to a variety of reinsurers pursuant to reinsurance programs arranged by TRM working with outside reinsurance intermediaries. Placing risks through TRM's issuing companies allows us to underwrite larger policies and gain exposure to market segments that are unavailable to TICNY due to its rating, financial size and geographical licensing limitations. Through its issuing companies, TRM produces commercial package, monoline general liability, monoline property, commercial automobile and commercial umbrella products. See "-- Insurance Services Segment Products and Services."

   Historically, TICNY's limited capital, rating and licensing have constrained its ability to write and retain large premium volume. Consequently, TICNY has made extensive use of quota share reinsurance to manage the level of risk it retains in relation to its capital. In 1995, we formed TRM in order to produce business for other insurance companies that TICNY was precluded from writing due to TICNY's limited capital, rating and licensing. TRM also enabled us to earn fee revenue and to lower our underwriting expense ratio by creating economies of scale and sharing some of the cost of developing and maintaining a full insurance infrastructure. In order for us to obtain reinsurance for TRM's issuing companies, the reinsurers often require TICNY to assume reinsurance premiums directly from TRM's issuing companies or from reinsurers that reinsure the premiums written by these companies.

   The following table summarizes the focus of our three segments:

                           INSURANCE (TICNY)                   REINSURANCE (TICNY)                 INSURANCE SERVICES (TRM)
                           --------------------------------    --------------------------------    --------------------------------
                           Risk Bearing                        Risk Bearing                        Non-risk Bearing
PREMIUM SIZE ...........   Small (under $25,000 premium per    TICNY assumes a modest portion      Small (under $25,000 premium per
                           policy)                             of the premiums written by TRM's    policy)
                                                               issuing companies on all            Medium ($25,000 to $100,000
                                                               business produced by TRM.           premium per policy)
                                                                                                   Large (over $100,000 per policy)
PRICING TIER ...........   Standard and Non-Standard                                               Preferred, Standard and Non-
                                                                                                   Standard
EMPHASIZED CLASSES OF
  BUSINESS..............   Retail and wholesale stores,                                            Residential and commercial
                           grocery stores, restaurants,                                            buildings
                           artisan contractors, apartment
                           buildings
                           Homeowners, dwelling and other
                           non-auto related personal lines
                           products
TERRITORY ..............   Downstate New York (New York                                            New York, New Jersey,
                           City, Westchester County and                                            Pennsylvania and incidental
                           Long Island)                                                            locations throughout the
                                                                                                   country, but primarily in the
                                                                                                   Northeast
COVERAGES ..............   Businessowners Policy                                                   Commercial Package Policy
                           Commercial Package Policy                                               Monoline Commercial
                           Monoline Commercial                                                      Property
                            Property                                                               Monoline General Liability
                           Monoline General Liability                                              Commercial Auto
                           Commercial Umbrella
                           Commercial Auto
                           Workers' Compensation
                           Homeowners and Dwelling
SERVICES ...............                                                                           Reinsurance intermediary
                                                                                                   Claims administration

   INSURANCE SEGMENT PRODUCTS

   In our insurance segment, we offer commercial and personal lines products written by TICNY. Our insurance segment products target risks that generally have low loss severity and frequency and yield low average premium, with an overall average annual premium in 2003 of $2,629 per policy for commercial lines and $788 per policy for personal lines. Typically, the liability coverage on these classes of business is not exposed to long-tailed (i.e., many years may pass before claims are reported or settled), complex or contingent risks, such as products liability, asbestos or environmental claims. These risks are located in New York City and the adjacent areas of New York State, a market that we feel historically, in our lines of business, level of risk and premium size, has not been emphasized by regional and national insurance companies. This targeted approach to underwriting in otherwise unappreciated markets permits us to achieve favorable premium rates.


   The following table shows our gross premiums earned and loss ratio for the insurance segment's products for the six months ended June 30, 2004 and for the year ended December 31, 2003.





                                                                                                                      YEAR ENDED
                                                                                               SIX MONTHS ENDED      DECEMBER 31,
                                                                                                JUNE 30, 2004            2003
                                                                                               ----------------    ----------------
                                                                                                GROSS     GROSS     GROSS     GROSS
                                                                                              PREMIUMS     LOSS    PREMIUMS    LOSS
                                                                                               EARNED     RATIO     EARNED    RATIO
                                                                                              --------    -----    --------   -----
                                                                                                         ($ IN THOUSANDS)
Commercial multiple-peril .................................................................    $37,406     64.6%   $ 55,015    58.4%
Other liability ...........................................................................      3,515     32.7%      5,728    60.8%
Workers compensation ......................................................................      6,804     44.0%     12,133    50.6%
Commercial auto ...........................................................................      5,218     49.0%      8,133    65.4%
Homeowners ................................................................................     16,450     56.2%     33,809    67.3%
Fire and allied lines .....................................................................      3,290     60.2%      5,723    61.4%
                                                                                               -------             --------
All Lines .................................................................................    $72,683     57.9%   $120,541    60.9%
                                                                                               =======             ========


   Commercial Multiple-peril. Our commercial multiple-peril products include commercial package policies, businessowners policies and landlord package policies. Our commercial package policies provide property and casualty coverages and focus on classes of business such as retail and wholesale stores, grocery stores, restaurants and residential and commercial buildings. We have written commercial package policies since TICNY commenced operations in 1990. Our businessowners policies provide property and liability coverages to small businesses. We introduced this product in 1997 to provide broader built-in coverages for businesses in the standard and preferred pricing tiers at lower rates than on commercial package policies. Our landlord package policy provides property and casualty coverage for three- and four-family dwellings with a maximum coverage limit of $700,000. As of December 31, 2003, approximately 28,982 commercial multiple-peril products were in place, including 12,553 commercial package policies and 12,574 landlord package policies and 3,855 businessowners policies.


   Other Liability. We offer other liability products in personal and commercial lines. Our commercial products are comprised of monoline commercial general liability and commercial umbrella policies. We write commercial general liability policies for insureds that do not have property exposure or whose property exposure is insured elsewhere. Our target customers are artisan contractors and small residential and commercial buildings. Our commercial umbrella policy, introduced in 2002, provides additional liability coverage with limits of $1,000,000 to $5,000,000 to insureds who insure their primary general liability exposure with TICNY through a business owners or commercial package policy. As of December 31, 2003, approximately 705 monoline commercial general liability policies and 462 commercial umbrella policies were in force. We also write monoline personal liability policies as an addition to our dwelling fire policies. In addition, we acquired the renewal rights to a block of comprehensive personal liability policies in the Empire renewal rights transaction, but we are not currently issuing new comprehensive personal liability policies. As of December 31, 2003, TICNY had approximately 1,903 comprehensive personal liability policies in force. We also write personal lines excess liability or umbrella policies covering personal liability in excess of the amounts covered under our homeowners and dwelling policies. We offer this policy with a $1,000,000 limit. We do not market excess liability policies to individuals unless we also write the underlying homeowners

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policy. Further, the excess liability is usually handled as an endorsement to the homeowners policy. As of December 31, 2003, approximately 49 personal umbrella policies were in force.


   Workers' Compensation. We introduced our workers' compensation product in 1995. Our underwriting focus is on businesses such as offices, clothing manufacturers, retail stores and restaurants that generally have a lower potential for severe injuries to workers from exposure to dangerous machines, elevated worksites and occupational diseases. This product is currently offered on a guaranteed cost basis at the rates published by the New York State Workers' Compensation Bureau. As of December 31, 2003, we had approximately 4,954 workers' compensation policies in force.

   Commercial Automobile. Our commercial automobile product focuses on non-fleet business such as contractor and wholesale food delivery vehicles, which accounted for more than 75% of the direct premium written in this product in 2003, while private passenger automobile business represented approximately 10%. We underwrite primarily medium and lightweight trucks (under 20,000 lbs. gross vehicular weight). Historically unprofitable accounts for this segment of the insurance industry such as livery, trucking for hire or long-haul trucking operations are excluded under our underwriting guidelines. We commenced writing commercial automobile business in 1998. As of December 31, 2003, approximately 915 commercial automobile policies were in force.

   Homeowners. Our homeowners policy is a multiple-peril policy providing property and liability coverages for one- and two-family owner-occupied residences. The homes we insure are located predominantly in the greater New York City area. We market both a standard and preferred homeowners product. Our average dwelling limit is approximately $250,000. As of December 31, 2003, TICNY had approximately 33,370 homeowners policies in force.


   Fire and Allied Lines. Our fire and allied lines policies consist of dwelling policies and monoline commercial property policies. Our dwelling product targets owner- occupied dwellings of no more than two families. The dwelling policy provides optional coverages for personal property and can be combined with an optional endorsement for liability insurance. The average dwelling fire property limit is approximately $210,000 providing basic coverages. This provides an alternative to the homeowners policy for the personal lines customer. As of December 31, 2003, TICNY had approximately 12,569 dwelling policies in force. We also write monoline commercial property policies for insureds that do not meet our underwriting criteria for the liability portion of our commercial package policies. The classes of business are the same as those utilized for commercial package property risks. Generally, the rates charged on these policies are higher than those for the same property exposure written on a commercial package policy. As of December 31, 2003, approximately 81 monoline commercial property policies were in force.


   REINSURANCE SEGMENT PRODUCTS

   In order for TRM to obtain reinsurance support for the business it produces for its issuing companies, TICNY is often required to assume a limited amount of reinsurance on this business from the issuing companies or the issuing companies' reinsurers. By assuming risk, we align our interests with the issuing companies and their reinsurers. While this assumed business has historically been unprofitable, the direct commission income generated by TRM has historically offset assumed losses. In 2003, TICNY assumed 3.1% of the business produced by TRM, with gross premiums assumed of $1.2 million, representing 0.9% of TICNY's total gross premiums written and 1.2% of its net premiums earned.

   The profitability of the underlying assumed business improved in 2003 due to re-underwriting and pricing increases that began in 2001. Prior to 2001, assumed business was reinsured on a quota share basis, which required TICNY to reinsure TRM's business on a proportional basis on any losses incurred up to a certain limit of loss. For a part of 2001 and all of 2002 and 2003, TICNY reinsured, and in 2004 we are reinsuring, the assumed business on an excess of loss basis, which required TICNY to assume losses in excess of specified loss ratio amounts as described in more detail below. In addition to the change in the assumed reinsurance structure, we also secured reinsurance protection on this assumed business by including this business in the TICNY quota share reinsurance agreement from 2001 through 2002.


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   Assumed reinsurance coverage terms. In 2003, TICNY assumed from State
National and Virginia Surety 100% of their liability above loss ratio caps of 92% for the small business overflow program, 115% for the middle market and 110% for the large lines general liability real estate program. TICNY also provided coverage on a first dollar basis for losses arising out of excluded perils and coverage in excess of certain sub-limits for perils such as terrorism, lead, mold, fungi, and other microbes. Under an aggregate excess of loss retrocessional agreement relating to the large lines general liability real estate program, TICNY also assumed from State National's and Virginia Surety's quota share reinsurer, PXRE, varying amounts of ultimate net loss based on amounts of subject net premiums earned. With respect to Virginia Surety, the large lines general liability real estate program began on August 1, 2003 and will expire on December 31, 2004, and the middle market program began on December 1, 2003 and will expire on November 30, 2004. Therefore, the reinsurance terms described above for 2003 will remain in effect during 2004.

   In 2004, TICNY is assuming from State National 100% of the liability above the loss ratio caps under the 2004 State National Combined Quota Share Reinsurance Treaty. These loss ratio caps are 95% for the small business overflow program, 115% for the middle market program and 125% for the large lines general liability real estate program. TICNY also assumed from State National the liability for losses not covered under the original quota share reinsurance treaties between State National and its other reinsurers. Pursuant to an aggregate excess of loss reinsurance agreement, TICNY also assumed from two of State National's quota share reinsurers 16.7% of losses in excess of a loss ratio of 75% up to 115% under the middle market program and 16.7% of losses in excess of a loss ratio of 60% up to 125% for the large lines general liability real estate program.


   INSURANCE SERVICES SEGMENT PRODUCTS AND SERVICES

   TRM provides non-risk bearing managing general agency, reinsurance intermediary and claims administration services that generate commission and fee income for us. TRM also provides us with additional market capability to produce business in other states, product lines and pricing tiers that TICNY cannot currently access. TRM produces this business on behalf of its issuing companies, which have higher ratings, greater financial resources and more licenses than TICNY.

   TRM provides underwriting, claims administration and reinsurance intermediary services to its issuing companies by utilizing TICNY's staff, facilities and insurance knowledge and skills. All of the business produced by TRM for its issuing companies is ceded to reinsurers. TRM earns a commission, equal to a specified percentage of ceded net premiums written, which is deducted from the premiums paid to the issuing insurance companies. TRM's commission rate varies from year to year depending on the loss experience of the business produced by TRM. The commission rate in 2003 was 20.2%. TRM also performs claims administration services on behalf of other insurance companies, including companies for which TRM produced business in the past, but as to which it may no longer act as an underwriting agent.


   While TICNY has incurred underwriting losses from its assumed premiums to support TRM's business, these losses were based upon assumed premiums that represented only 3.1% of the total premiums produced by TRM on behalf of TRM's issuing companies. TRM, as a managing general agency, however, generated commissions on 100% of the premiums produced. As result, TRM has contributed to both the profitability and the growth of our organization while at the same time reducing TICNY's underwriting expense ratio through economies of scale and the sharing of TICNY's operating costs. As consideration for the use of TICNY's staff, equipment and facilities, TRM reimburses a portion of TICNY's underwriting expenses through an expense sharing agreement. These reimbursements were $1.4 million in the six months ended June 30, 2004, and $2.2 million, $1.6 million and $3.3 million in 2003, 2002 and 2001, respectively, representing 11.9%, 13.7%, 14.3% and 61.6%, respectively, of TICNY's total other underwriting expenses in those years. TRM also reimburses TICNY for the use of TICNY's claims and legal defense staff based upon the hourly billing rates charged by TRM to its issuing companies. These reimbursements were $1.6 million in the six months ended June 30, 2004 and $3.6 million, $4.4 million and $5.8 million in 2003, 2002 and 2001, respectively, representing 3.9%, 4.9%, 8.0% and 21.9%, respectively, of TICNY's gross loss and loss adjustment expenses in those periods. In addition to lowering TICNY's underwriting expenses through expense reimbursement, TRM also contributes the balance of its revenues after these expense reimbursements

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to our overall net income. Those contributions were $1.5 million, $3.0 million and a loss of $0.1 million in 2003, 2002 and 2001, respectively.


   In 2003, TRM underwrote business on behalf of Virginia Surety and State National, which are both rated "A" (Excellent) by A.M. Best Company. Virginia Surety and State National are each licensed in all 50 states and the District of Columbia. Virginia Surety and State National are TRM's issuing companies in 2004.


   TRM's business is primarily sourced through wholesale and retail brokers. See "--Product Development and Marketing Strategy--Distribution" for further detail on our producers. The business TRM writes for its issuing companies is reinsured 100% to various reinsurers in addition to TICNY, including Converium Reinsurance (North America) Inc., Tokio Millennium Re Ltd., Hannover Reinsurance (Ireland) Limited and E&S Reinsurance (Ireland) Limited. TRM acts as a reinsurance intermediary for its issuing companies and arranges for all of the reinsurance ceded. For 2004, all of the reinsurers providing reinsurance for TRM's issuing companies are rated "A-" (Excellent) or better by A.M. Best.


   Managing General Agency

   TRM produces business for its issuing companies through various programs, as follows:


   TRM Small Business Overflow Program. TRM's small business overflow program, created in 2003, provides additional capacity for commercial lines products of the kind written by TICNY (other than workers' compensation and landlord package policies), generating annual premiums per policy of less than $25,000. Since State National has an A.M. Best rating of "A" (Excellent) and has insurance licenses outside of New York, we also use this program to write risks located outside of New York. All the rates, forms and underwriting guidelines for this program are identical to those used by TICNY. In 2003, TRM produced $7.1 million in gross premium for its issuing companies through the small business overflow program. Historically, this program has been used to address capacity and licensing constraints at TICNY. With the increased surplus supplied by the proceeds of this offering, we intend to reduce our use of this program.

   TRM Middle Market Program. TRM's middle market program enables us to access commercial lines business for the same classifications of risk written by TICNY, but having annual premiums per policy in excess of $25,000. The middle market program also enables us to serve accounts that require an insurer with an "A-" (Excellent) or better rating from A.M. Best or that are located outside of New York. For risks that would otherwise qualify for a commercial package policy, this program can offer monoline property or general liability coverages where one of the coverage parts does not qualify due to overly competitive pricing, lack of capacity, insufficient underwriting expertise or a restricted underwriting classification. The middle market program generated $11.7 million in premiums produced in 2003, with 182 active policies at December 31, 2003.

   This program focuses on mercantile, residential and commercial building risks and offers property limits up to $30.0 million per location. Most of the business is located in New York City, with some accounts in other areas of New York State and New Jersey. The median annual policy premium was approximately $39,517 for the year ended December 31, 2003. Prior to 2001, the premium rates for the middle market program were significantly lower than the rates offered by TICNY. Beginning in 2001, the rates in this program were significantly increased, and in 2003 they were not substantially different from those offered by TICNY.

   TRM Large Lines General Liability Real Estate Program. This program, which we began in 1996, provides monoline general liability policies for mercantile, residential and commercial building risks primarily in New York City, generating annual general liability premiums in excess of $100,000. The median annual premium size was approximately $190,924 for the year ended December 31, 2003. From 2001 through 2003, premium rates increased significantly on a cumulative basis from 2000 levels and we re-underwrote this program. The large lines general liability real estate program generated $20.8 million in premiums produced in 2003, with 59 active policies as of December 31, 2003.




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   TRM Claims Service


   TRM's claims service division provides complete claims adjusting and litigation management service for all commercial and personal property and casualty lines of business to TRM's issuing insurance companies, reinsurers and self-insureds. TRM presently bills its claims administration cost as a valued added service to its issuing companies and is reimbursed by the issuing companies for the amounts billed. The fees earned by TRM help offset the total expenses incurred by TICNY's claims staff and allow TICNY to maintain a larger claims infrastructure than it would otherwise be able to support with its own premium base. The amount of claims administration fees reimbursed by the issuing companies was $5.8 million in 2001, $4.4 million in 2002 and $3.6 million in 2003.


   In addition, TRM generates fees for a profit by acting as a third-party administrator to several large self-insureds as well as providing claims audit and consulting services to other insurance companies. While TRM has not actively marketed its claims service division, its reputation in claims administration and litigation management has brought several opportunities to act as a third-party claims administrator. For this reason, we plan to expand our claims administration services for profit in the future.

   Tower Risk Reinsurance Intermediary Services

   TRM's reinsurance intermediary services division provides reinsurance intermediary services to TICNY and to TRM's issuing companies. Its revenue is derived from a fee sharing agreement with an outside reinsurance intermediary on the premium ceded to various reinsurers that reinsure TICNY and TRM's issuing companies. Its revenue for performing these services was $1.1 million in 2003 and $3.2 million in 2002. Revenue in 2002 was higher due to additional intermediary fees that we negotiated in that year in lieu of commission for placing reinsurance on behalf of TICNY and TRM's issuing companies.

PRODUCT DEVELOPMENT AND MARKETING STRATEGY

   We believe that many insurance companies develop and market their products based on an underwriting focused approach in which they define products based upon their underwriting guidelines and subsequently market those products to producers whose needs fit within the bounds of their underwriting criteria. Conversely, while we are a disciplined underwriting organization, our product development and marketing strategy is to first develop and expand our product line offering, segment the insurance market, identify profitable market segments and then distribute these products in response to the needs within those market segments. After positioning our products in this manner, we focus on developing underwriting guidelines that enable us to make an underwriting profit. This approach has allowed our organization to gain the reputation of being responsive to market needs with a highly service oriented approach to our producer base.

   When we first began operations in 1990, our producers confirmed the need for us to underwrite small commercial risks, such as apartment buildings, restaurants and retail stores in urban areas such as New York City that other insurance companies avoided due to a perceived lack of underwriting profitability. In response to this need, we developed commercial package policies that provided limited property and liability coverage customized to meet the needs of this nonstandard market segment, as well as underwriting and claims approaches that enabled us to achieve underwriting profitability. Since then, we have continued to develop other commercial lines products such as business owners, workers' compensation and commercial automobile policies, and introduced personal lines products such as homeowners and dwelling policies, to respond to the needs of our customers in other nonstandard segments as well as customers in the preferred and standard market segments where we generally offer lower rates and broader coverages for risks that we perceive to have more desirable underwriting characteristics.

   With the development of our broad product line offering, we have been able to access markets with significant premium volume and opportunity for market penetration. We have increased our market share in each of these lines of business. We have been able to achieve profitable premium growth by keeping our annual premium volume objectives in the various lines of business low relative to the overall size of the market in those lines. This approach allows us to remain selective in our underwriting and to avoid sacrificing profitability for the sake of volume.


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   In marketing our products, we segment the market based upon industry, location, pricing tiers and premium size. For commercial lines products, we have generally focused on specific classes of business in the real estate, retail, wholesale and service industries such as retail and wholesale stores, residential and commercial buildings, restaurants and artisan contractors. We target these underserved classes of business because we believe that they are less complex, have reduced potential for loss severity and can be easily screened and verified through physical or telephonic inspection.

   We also have historically targeted risks located in urban areas such as New York City that require special underwriting expertise and have generally been avoided by other insurance companies. We have had success targeting markets in geographical areas outside of New York City by focusing on classes of business such as residential real estate buildings that other companies have avoided.

   We have also expanded our product offering to various lines of business within the preferred, standard and non-standard pricing segments. Within the preferred, standard or non-standard market segment, we first develop different pricing, coverages and underwriting guidelines. For example, the pricing for the preferred risk segment is generally the lowest, followed by the standard and non-standard risk segments. The underwriting guidelines are correspondingly stricter for preferred risks in order to justify the lower premium rates charged for these risks. Underwriting standards become progressively less restrictive for standard and non-standard risks.

   In addition to segmenting our products by industry, location and pricing tiers, we further classify our products into the following premium size segments: under $25,000 (small), $25,000 to $100,000 (medium) and over $100,000 (large). We have historically had more success in the small premium size segment due to our focus on reducing our underwriting expenses by realizing economies of scale, utilizing technology and developing efficient business processes. We believe that due to the higher cost of underwriting small policies, other insurance companies have not been able to price competitively in this premium size segment. Our expense advantage has allowed us to maintain adequate rates through industry cycles. With improved market conditions in recent years, we have seen adequate pricing in the medium and large premium size segments as reflected by improved underwriting performance by TRM, which has focused on these premium size segments.

   Each year, we analyze various market segments and deliver products for each line of business in those segments that present the best opportunity to earn an underwriting profit based on the prevailing market conditions. As a result, the segments on which we focus will vary from year to year as market conditions change. We expand our product offerings in segments where we believe that we have established the appropriate price, coverage and commission rate to generate the desired underwriting profit. Conversely, we aim to reduce our product offerings in market segments where competition has reduced opportunities for us to earn an underwriting profit.

   With the capital infusion from this offering, we believe we will be positioned to obtain an increase in TICNY's rating from A.M. Best and expand our insurance product offering and marketing capability to write policies generating premiums in excess of $25,000 within the preferred tier. To date, these risks have been written only through TRM's issuing companies. In addition, we believe we will be able to write preferred risks with higher property limits than we have been able to write in TICNY to date due to the lack of an "A-" (Excellent) or better rating from A.M. Best, as well as products in other market segments.

   DISTRIBUTION

   We generate business through independent wholesale and retail agents and brokers who we refer to collectively as producers. These producers sell policies for us as well as for other insurance companies. We currently have approximately 300 producers appointed to generate new business. We also have approximately 400 producers who are authorized to place only renewals of the business that we acquired in the Empire renewal rights transaction in 2001. In 2003, 43% of TICNY's gross premiums written and 74% of TRM's premium produced for its issuing companies were generated by producers that have been acting as our agents and brokers for nine years or longer. Our producers are primarily located in the downstate New York area.


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   Approximately 50% of the total of TICNY's gross premiums written and premiums produced by TRM on behalf of its issuing companies for the six months ended June 30, 2004 were derived from our top 10 producers. For the six months ended June 30, 2004, Morstan General Agency, Davis Agency Inc., CRC Insurance Inc. and Simon Agency, Inc., produced 15.2%, 7.3%, 5.4% and 5.4%, respectively, of the total of TICNY's gross premiums written and premiums produced by TRM on behalf of its issuing companies. No other producer was responsible for more than 5% of TICNY's gross premiums written and the premium produced by TRM for its issuing companies in 2003.


   We carefully select our producers by evaluating several factors such as their need for our products, premium production potential, loss history with other insurance companies that they represent, product and market knowledge and the size of the agency. We generally appoint producers with a total annual premium volume greater than $5,000,000. We expect a new producer to be able to produce at least $250,000 in annual premiums for us during the first year and $500,000 in annual premiums after three years.

   For business written in TICNY, our producers are compensated with commission on the premiums generated and additional profit commission under a profit sharing plan on select lines of business based upon the profitability of their business. In 2003, on average, commissions paid to wholesalers were 18% and commissions paid to retailers were 14% of TICNY's direct premiums written. Under our profit sharing plan, these producers received another 1/4 of 1% of direct premiums written in 2003. For TRM business, average commissions in 2003 were 13%. A large portion of TRM's business consists of large lines for which the commission rate is 12.5%.

   Since 2001, we have been able to generate sufficient business volume without engaging in extensive marketing efforts. During this time we have limited new producer appointments and have not actively sought to increase our production from our top producers. With the additional capital infusion resulting from this offering, we anticipate that we will increase marketing and business development aimed at increasing premium volume in New York City as well as other areas in New York and other states.

   To ensure that we obtain profitable business from our producers, we attempt to position ourselves as our producers' primary provider of the products that we offer. We manage the results of our producers through a quarterly review to monitor premium volume and profitability. At the end of each quarter, we produce premium and loss history reports and develop actuarial ultimate accident year factors in order to project the profitability of the producers. We continuously monitor the producers in this manner so we can develop corrective action, if necessary, at any time throughout the year.

UNDERWRITING

   The underwriting strategy for controlling our loss ratio is to seek diversification in our products and an appropriate business mix for any given year, emphasizing profitable lines of business and de-emphasizing unprofitable lines. At the beginning of each year, we establish the target loss ratios for each line of business. We monitor the actual loss ratio throughout the year on a monthly basis. If any line of business fails to meet its target loss ratio, a cross-functional team comprised of personnel from the underwriting teams and the corporate underwriting, actuarial, claims and loss control departments meets to develop a corrective action plan that may involve revising underwriting guidelines, non-renewing unprofitable segments or entire lines of business and/or rate increases.

   During the period of time that a corrective action plan is being implemented with respect to any product line that fails to meet its target loss ratio, premium for that product line is reduced or maintained depending upon its effect on our total loss ratio. To offset the reduction or lack of growth in premium volume for the products that are undergoing corrective action, we seek to expand our premium writings in existing profitable lines of business or add new lines of business with better underwriting profit potential.

   We establish underwriting guidelines for all the products that we underwrite to ensure a uniform approach to risk selection, pricing and risk evaluation among our underwriters and to achieve underwriting profitability. Our underwriting process involves securing an adequate level of underwriting information from our producers, identifying and evaluating risk exposures and then pricing the risks we choose to accept. For certain approved classes of commercial risks and most personal lines policies, we allow our producers to

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initially bind these risks utilizing rating criteria that we provide to them.
Also, our web-based platform webPlus provides our producers with the capability to submit and receive quotes over the Internet and contains our risk selection and pricing logic, thereby enabling us to streamline our initial submission and screening process. If the individual risk does not meet the initial submission and screening parameters contained within webPlus, the risk is automatically referred to our assigned underwriter for specific offline review. See "--Technology."

   Once a risk is bound by our underwriter or producers, our internal or outside loss control representatives conduct physical inspections of substantially all of the insured premises to validate the information provided by our producers and provide a loss control report to our underwriters to make a final evaluation of the risk. With the exception of a few typically low risk classes of business such as beauty parlors and offices, all of the new risks that are bound are physically inspected or subject to a telephone survey, generally within 60 days from the effective date of the policy. If the inspection reveals that the risk insured under the policy does not meet our established underwriting guidelines, the policy is generally cancelled within the first 60 days from its effective date. If the inspection reveals that the risk meets our established underwriting guidelines but the policy was bound with incorrect rating information, the policy is amended through an endorsement based upon the correct information. We supplement the inspection by using online data sources to further evaluate the building value, claim experience, financial history and catastrophe exposures of the insured. In addition, we specifically tailor coverages to match the insured's exposure and premium requirements. We complete internal file reviews and audits on a monthly, quarterly and annual basis to confirm that underwriting standards and pricing programs are being consistently followed.


   As of June 30, 2004, our gross and net losses from the World Trade Center terrorist attack of September 11, 2001 were $1.3 million and $0.4 million, respectively. We believe we avoided significant losses from this catastrophe due to the typical profile of our property risks, which are generally comprised of residential buildings, retail stores and restaurants covered under policies with low building and content limits. We carefully underwrite potential catastrophe exposures to terrorism losses. As of May 31, 2004, fewer than 4.9% of commercial policies that were in force had total insured property limits greater than $1,000,000 per risk and 0.1% had limits greater than $5,000,000. Our underwriting guidelines are designed to avoid properties designated as or in close proximity to high profile or target risks, individual buildings over 25 stories and any site within 500 feet of major transportation centers, bridges, tunnels and other governmental or institutional buildings. In addition, we monitor the concentration of employees insured under our workers' compensation policies and avoid writing risks with more than 40 employees in any one building. We believe our property limits profile and the premium size of our policies may, however, increase in the future if we are successful in increasing statutory surplus in our insurance company and its current ratings with various rating agencies.


   We underwrite our products through four underwriting teams that are each headed by an underwriting manager having an average of approximately 15 years of industry experience in the property and casualty industry. We have the following four underwriting teams: small commercial, middle market, commercial auto and personal lines. These underwriting teams perform underwriting functions and are supported by professionals in the corporate underwriting, actuarial, operations, business development and loss control departments. The corporate underwriting department is responsible for managing and analyzing the profitability of our entire book of business, supporting line underwriting with technical assistance, developing underwriting guidelines, granting underwriting authority, training, developing new products and monitoring underwriting quality control through audits. The actuarial department is responsible for monitoring rate adequacy on all of our products and analyzing loss data on a monthly basis. The underwriting operations department is responsible for developing workflows, conducting operational audits and providing technical assistance to the underwriting teams. The loss control department conducts loss control inspections on nearly all new commercial and personal lines business written, utilizing in-house loss control representatives and outside vendors. The business development department works with the underwriting teams to manage relationships with our producers.


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PRICING

   We generally use the actuarial loss costs promulgated by the Insurance Services Office, a company providing statistical, actuarial and underwriting claims information and related services to insurers, as a benchmark in the development of pricing for our products. We further develop our pricing through the use of our pricing actuary to ultimately tailor pricing to each specific product we underwrite (other than workers' compensation), taking into account historical loss experience and individual risk and coverage characteristics.


   If a particular business line is not performing well, we may seek rate increases, which are subject to regulatory approval (see "--Regulation") and market acceptance. Recently, we have been successful in increasing our rates. Due to favorable loss ratios experienced from 1990 to 2000, TICNY maintained stable rate levels for commercial and personal lines. We believe that many of our competitors in the property and casualty industry during this same period, especially in commercial lines, reduced premium and suffered substantial rate inadequacy. Beginning in 2001, we increased our premiums on our commercial renewals as measured against expiring premium by 5.0% in 2001, 6.2% in 2002 and 9.2% in 2003. In personal lines, we increased premium by 4.6% in 2001 with 2.6% increases achieved in each of 2002 and 2003. Over the same period, the rates on business produced by TRM for its issuing companies increased much more, due to historically unfavorable loss ratios. Rate increases for TRM's small business program increased on a trend similar to increases on TICNY's business.


   If we are unable to charge rates for a particular line sufficient to produce satisfactory results, we seek to control and reduce our premium volume in that line and emphasize writing business in other lines that offer greater opportunity to earn an underwriting profit.

REINSURANCE

   We purchase reinsurance to reduce our net liability on individual risks, to protect against possible catastrophes, to achieve a target ratio of net premiums written to policyholders' surplus and to expand our underwriting capacity. Reinsurance coverage can be purchased on a facultative basis, where individual risks are reinsured, or on a treaty basis, where a class or type of business is reinsured. We purchase facultative reinsurance to provide limits in excess of the limits provided by our treaty reinsurance. Treaty reinsurance falls into three categories: quota share (also called pro rata), excess of loss and catastrophe treaty reinsurance. Under our quota share reinsurance contracts, we cede a predetermined percentage of each risk for a class of business to the reinsurer and recover the same percentage of each loss and loss adjustment expenses. We pay the reinsurer the same percentage of the original premium, less a ceding commission. The ceding commission rate is based upon the ceded loss ratio on the ceded quota share premiums earned. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Critical Accounting Policies--Ceding commissions earned." Under our excess of loss treaty reinsurance, we cede all or a portion of the liability in excess of a predetermined deductible or retention. We also purchase catastrophe treaty reinsurance on an excess of loss basis to protect ourselves from an accumulation of net loss exposures from a catastrophic event or series of events such as terrorist acts, riots, windstorms, hailstorms, tornadoes, hurricanes, earthquakes, blizzards and freezing temperatures. We do not receive any commission for ceding business under excess of loss or catastrophe reinsurance agreements.

   The type, cost and limits of reinsurance we purchase can vary from year to year based upon our desired retention levels and the availability of quality reinsurance at an acceptable price. Our quota share contracts and excess of loss reinsurance programs are scheduled to renew on January 1, 2005. Our catastrophe treaty reinsurance is scheduled to renew on July 1, 2004.

   In recent years, the reinsurance industry has undergone very dramatic changes. Soft market conditions created by years of inadequate pricing brought poor results, which were exacerbated by the events of September 11, 2001. As a result, market capacity was reduced significantly. Reinsurers exited lines of business, significantly raised rates and imposed much tighter terms and conditions where coverage was offered, to limit or reduce their exposure to loss.

   In an effort to maintain quota share capacity for our business with favorable commission levels, we have been accepting loss ratio caps in our reinsurance treaties. Loss ratio caps cut off the reinsurer's liability for losses above a specified loss ratio. These provisions have been structured to provide reinsurers with some limit on the amount of potential loss being assumed, while maintaining the transfer of significant insurance risk with the possibility of a significant loss to the reinsurer. We believe our reinsurance arrangements qualify for reinsurance accounting in accordance with SFAS 113, Accounting for Reinsurance Contracts. The loss ratio caps for our quota share treaties are 95% for 2004 and were 92.0% in 2003, 97.5% in 2002 and 100.0% in
2001.

   Regardless of type, reinsurance does not legally discharge the ceding insurer from primary liability for the full amount due under the reinsured policies. However, the assuming reinsurer is obligated to indemnify the ceding company to the extent of the coverage ceded. To protect our company from the possibility of a reinsurer becoming unable to fulfill its obligations under the reinsurance contracts, we attempt to select financially strong reinsurers with an A.M. Best rating of "A-" (Excellent) or better and continue to evaluate their financial condition and monitor various credit risks to minimize our exposure to losses from reinsurer insolvencies.

   To further minimize our exposure to reinsurance recoverables, effective October 1, 2003, we have placed our quota share reinsurance treaty on a "funds withheld" basis under which ceded premiums written are deposited in segregated trust funds from which we receive payments for losses and ceding commission adjustments. We also intend to use the proceeds from this offering to increase the capitalization of our insurance subsidiaries. As a result of this increase in capital, our insurance subsidiaries will be able to retain more of the risk on the business they write, thereby reducing our need for quota share reinsurance.


   The following table summarizes our reinsurance exposures by reinsurer as of June 30, 2004.





                                                                                                              AMOUNTS
                                                                                                              IN TRUST
                                                RECOVERABLE ON      PREPAID AND                    FUNDS      ACCOUNTS       NET
                                     A.M.     ------------------      RETURN                     HELD AND    OR SECURED    EXPOSURE
                                     BEST      PAID                 REINSURANCE   COMMISSIONS      CEDED     BY LETTERS       TO
REINSURER                           RATING    LOSSES    RESERVES     PREMIUMS      RECEIVABLE     PAYABLE    OF CREDIT    REINSURER
 --------------------------------   ------    -------   --------    -----------   -----------    --------    ----------   ---------
                                                                            ($ IN THOUSANDS)
PXRE Reinsurance Company ........       A     $ 3,908    $38,654      $    --        $8,419       $   510     $    --      $50,471
American Re-Insurance Company ...      A+       1,470     14,632        1,517            --           342          --       17,277
Platinum Underwriters
  Reinsurance Company............       A          --        382          283            --            --          --          665
Converium Reinsurance (North
  America) Inc...................      A-         180      1,860       11,917            --         9,280          --        4,677
SCOR Reinsurance Company ........     B++          19      1,853           --            --            --          --        1,872
Lloyd's of London ...............      A-          --         --           --            --            18          --          (18)
Folksamerica Reinsurance Company        A          --         --           --            --            14          --          (14)
Odyssey America Reinsurance
  Corporation....................       A          --         --           --            --            11          --          (11)
Erie Insurance Exchange .........      A+          --         --           --            --             9          --           (9)
American Agricultural Insurance
  Company........................       A          --         --           --            --             4          --           (4)
Endurance Specialty Insurance,
  Ltd............................       A          --        704           68            --            --         772           --
Tokio Millenium Re Ltd. .........     A++       6,865     26,347       26,165            --        43,035      16,342           --
Hannover Reinsurance Ireland
  Ltd............................       A         144      1,488        9,534            --         7,422       3,744           --
E&S Reinsurance Ireland Ltd. ....       A          36        371        2,383            --         1,855         935           --
Hannover Rueckversicherungs AG ..       A          --        572          537            --            --          --        1,109
                                              -------    -------      -------        ------       -------     -------      -------
Total ...........................             $12,622    $86,863      $52,404        $8,419       $62,500     $21,793      $76,015
                                              =======    =======      =======        ======       =======     =======      =======



   2003 REINSURANCE PROGRAM

   Quota Share Reinsurance. In 2003, TICNY entered into two quota share treaties to reinsure against losses and loss adjustment expenses up to $500,000 per occurrence incurred on the gross premiums written in the insurance segment. The treaties contain provisions that reduce the obligations of the reinsurers at certain loss ratios. Effective January 1, 2003, TICNY ceded 70.0% of the risks it underwrote to PXRE New Jersey and PMA, with PXRE New Jersey reinsuring 75% and PMA 25% of such cession.

   In connection with the quota share treaty with PXRE New Jersey, we also entered into an aggregate excess of loss reinsurance agreement with an affiliate of PXRE New Jersey, PXRE Barbados, and remitted $10,000,000 as deposit premium to PXRE Barbados as called for by the contract. This aggregate excess of loss agreement covered 52.5% of the layer, consisting of 18.48% of "ultimate net loss" (as defined in the contract) in excess of 69.02% of ultimate net loss, and it inured solely to the benefit of PXRE New Jersey (in that premiums and losses we paid to or received from PXRE Barbados were deducted from premiums and losses we would have paid to or received from PXRE New Jersey) in connection with its participation in the 2003 quota share agreement with TICNY.


   After we entered into the quota share treaty, PMA's rating was lowered by A.M. Best from "A" (Excellent) to "A-" (Excellent) and then to "B++" (Very
Good). Effective October 1, 2003, we commuted PMA's participation under the reinsurance treaty. The effect of this commutation was to conclude PMA's participation in the quota share treaty and to discharge PMA from future related liabilities effective October 1, 2003. Loss related amounts recoverable from PMA at the commutation date including ceded loss and loss adjustment expense reserve liabilities ceded of $2.7 million and ceded paid losses of $0.4 million that had not yet been recovered from PMA were settled with a payment received from PMA of $3.1 million. We also received $2.5 million for ceded unearned premium at the commutation date resulting in a total cash settlement of $5.6 million. In addition to commuting the treaty with PMA, we cancelled PXRE New Jersey's participation under the quota share treaty on a cut-off basis effective October 1, 2003, to reduce the credit risk associated with having a significant amount of reinsurance recoverables with PXRE New Jersey. As a result, PXRE New Jersey is not obligated to indemnify us for losses occurring after September 30, 2003.


   Effective October 1, 2003, we also commuted the aggregate excess of loss reinsurance treaty with PXRE Barbados. As a result of the commutation of the aggregate excess of loss treaty agreement, we recorded $1.5 million in ceding commission income. To replace PMA and PXRE New Jersey as quota share reinsurers, we entered into a new quota share treaty with Tokio Millennium Re Ltd. ("Tokio Millennium"), which is rated "A++" (Superior) by A.M. Best. In the new quota share treaty (the "October 1, 2003 Treaty"), we ceded 80% of the in force business (premium unearned by TICNY on business written in the first nine months of 2003 - i.e., Tokio Millennium is obligated to indemnify us for 80% of losses occurring after September 30, 2003 with respect to the in force business ceded to them), and 80% of the new and renewal business written by TICNY during October, November and December of 2003, up to a maximum net premiums written of $92.25 million, to Tokio Millennium, which will indemnify us for losses occurring on or after October 1, 2003. If the net premiums written exceed $92.25 million, then the pro rata cession is subject to adjustment according to the terms of the October 1, 2003 Treaty. Under our agreements with PXRE New Jersey and PMA, we earned a provisional ceding commission of 34.2% of ceded premiums written in 2003. This provisional ceding commission could increase or decrease depending upon a sliding scale formula that links the commission rate with the loss ratio incurred on the ceded premium. Under the October 1, 2003 Treaty with Tokio Millennium, we earned a provisional ceding commission of 38.5% of ceded premiums written, subject to the same sliding scale adjustments. The quota share treaty with Tokio Millennium was placed on a "funds withheld" basis. Tokio Millennium posted a letter of credit at December 31, 2003 and replaced it with a Regulation 114 trust during the first quarter of 2004. Under the terms of the reinsurance treaty, TICNY guarantees to credit the reinsurers with a 2.5% annual effective yield on the monthly balance of this account. TICNY's 2003 quota share treaties contain various exclusions and provide coverage for 100% of extracontractual obligations and losses in excess of policy limits.

   Excess of Loss Reinsurance. In 2003, we entered into an excess of loss reinsurance treaty program that provides coverage in six layers by line of business for losses up to $10 million net of our $712,500 net retention. The program indemnifies us on a "per risk" basis, on property business and on a "per occurrence" basis on casualty and workers' compensation. The first layer, which applies to multiple lines of business, affords coverage up to $500,000 in losses, and our retention, before the effect of the quota share reinsurance, consists of 100% of the first $500,000 of losses and 42.5% of the next $500,000 of losses. The second layer, which applies to multiple lines of business, affords coverage for the next $1 million in property losses on a per risk basis and $1 million in casualty clash and workers' compensation losses on a per occurrence basis. The excess of loss program then bifurcates into separate property and workers' compensation layers that afford coverage at $3 million in losses excess $2 million, and $5 million in losses excess $5 million. The excess of loss treaties contain various sublimits or exclusions for specific lines of business, provide coverage for 90% of extra-contractual obligations and losses in excess of policy limits, and allow TICNY to recover allocated loss adjustment expenses on a pro rata basis in proportion to net loss. The 2003 excess of loss reinsurance treaties were placed with American Re-Insurance Company ("Am Re"), rated "A+" (Superior) by A.M. Best, Endurance Specialty Insurance, Ltd., rated "A" (Excellent) by A.M. Best, syndicates from Lloyd's of London, rated "A-" (Excellent) by A.M. Best, SCOR Reinsurance Company, rated "B++" (Very

Good) by A.M. Best and Aspen Insurance UK Ltd., rated "A" (Excellent) by A.M. Best (formerly known as Wellington Reinsurance Limited, U.K.).

   Catastrophe Reinsurance. Effective July 1, 2003, we entered into a property catastrophe reinsurance program that provides coverage in four layers on a per occurrence excess of loss basis for losses up to $35 million, less our $3.5 million net retention. Our retention consists of 100% of the first $2.5 million of losses and 40% of the next $2.5 million of losses. The contract covers aggregations of net exposures on our in force, new, renewal and assumed personal and commercial property as well as auto physical damage and inland marine business, subject to certain exclusions, including mold claims, terrorists events and nuclear, chemical and biochemical attacks. In the event of a catastrophic event that results in a loss under this program, we must reinstate the amount of cover exhausted by the loss on a one-time basis by paying an additional premium to the reinsurers. Each year we select the amount of catastrophe reinsurance that we believe will be necessary to protect our company against catastrophic events. Based on this consultant's analysis, we believe the amount of catastrophe coverage we purchased for 2003 is sufficient to cover our probable maximum loss from a once in a one hundred year catastrophic event. Our catastrophe reinsurers for 2003 included American Agricultural Insurance Company, rated "A" (Excellent) by A.M. Best, Erie Insurance Exchange, rated "A+" (Superior) by A.M. Best, Folksamerica Reinsurance Company, rated "A" (Excellent) by A.M. Best, Odyssey America Reinsurance Corporation, rated "A" (Excellent) by A.M. Best, PXRE Reinsurance Company, rated "A" (Excellent) by A.M. Best, and syndicates from Lloyd's of London, rated "A-" by A.M. Best.

   2004 REINSURANCE PROGRAM


   Quota Share Reinsurance. Effective January 1, 2004, TICNY entered into a quota share treaty to reinsure against losses up to $1.0 million per occurrence on the gross premiums written in the insurance segment. Under the terms of the treaty, TICNY cedes 60% of its net premiums written and retains the remaining 40%. The treaty provides TICNY the option of reducing the quota share cession from 60% to 25% at each quarter starting on July 1, 2004. TICNY has also reserved the right to request additional changes to this treaty if our initial public offering occurs after September 30, 2004. The provisional ceding commission under this treaty is 39.1% of ceded net premiums written. Of the premium ceded, Tokio Millennium reinsures 33 1/3%; Converium Reinsurance (North America) Inc., rated "A-" (Excellent) by A.M. Best, reinsures 33 1/3%; Hannover Reinsurance (Ireland) Limited, rated "A" (Excellent) by A.M. Best, reinsures 26 2/3% and E&S Reinsurance (Ireland) Limited, rated "A" (Excellent), reinsures the remaining 6 2/3%. The 2004 quota share treaty contains various exclusions and provides coverage for 100% of extracontractual obligations and losses in excess of policy limits. To reduce TICNY's credit exposure to reinsurance, the quota share reinsurance has been placed on a "funds withheld" basis. Under the terms of the reinsurance treaty, TICNY guarantees to credit the reinsurers with a 2.5% annual effective yield on the monthly balance of this account.


   Excess of Loss Reinsurance. Effective January 1, 2004 we entered into an excess of loss reinsurance treaty program whereby our reinsurers are liable for 100% of the ultimate net losses in excess of $1 million for all lines of business we write, up to $10 million of limit. The program provides coverage in several layers. The first layer, which applies to multiple lines of business, affords coverage for property business up to $1 million in excess of $1 million for each risk, with a per occurrence limit of $3 million, and for casualty business and for workers' compensation losses, up to $1 million in excess of $1 million per occurrence. The excess of loss program then bifurcates into separate workers' compensation and property layers. The workers' compensation layers afford coverage for workers' compensation business up to $3 million in excess of $2 million for each occurrence, and for up to $5 million in excess of $5 million for each occurrence, with a maximum of $5 million for any one life. The property layers afford coverage for property business up to $3 million in excess of $2 million for each risk, subject to a per occurrence limit of $6 million, and for up to $5 million in excess of $5 million for each risk, with a maximum of $5 million for each occurrence. The excess of loss treaties contain various sublimits or exclusions for specific lines of business, provide coverage for 90% of extracontractual obligations and losses in excess of policy limits, and allow TICNY to recover allocated loss adjustment expenses on a pro rata basis in proportion to net loss. The 2004 excess of loss reinsurance treaties were placed with Am Re, rated "A+" (Superior) by A.M. Best, Platinum Underwriters Reinsurance, Inc., rated "A" (Excellent) by A.M. Best, Endurance Specialty Insurance, Ltd., rated "A"

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
(Excellent) by A.M. Best, syndicates from Lloyd's of London, rated "A-" (Excellent) by A.M. Best, Hannover Ruckversicherungs AG, rated "A" (Excellent) by A.M. Best and Aspen Insurance UK Limited, rated "A" (Excellent) by A.M. Best.

   Catastrophe Reinsurance. The 2003 Property Catastrophe Program is effective until July 1, 2004. We currently expect to renew the program with a structure similar to the current program, adjusted for any changes in our book of business.

   Terrorism Reinsurance. The Terrorism Act requires commercial property and casualty insurance companies to offer coverage for certain acts of terrorism and has established a federal assistance program through the end of 2005 to help such insurers cover claims related to future terrorism-related losses. The Terrorism Act covers certified acts of terrorism, and the U.S. Secretary of the Treasury must declare the act to be a "certified act of terrorism" to be covered under the Terrorism Act. Under this federal program, the United States government covers 90% of the losses from certified acts of terrorism on commercial risks only, subject to a deductible amount. Our personal lines business, which includes homeowners, dwelling and other personal liability policies, is not subject to this program. In 2003, TICNY's deductible amount under this program was 7% of the direct premiums earned on commercial lines policies. In 2004, this deductible amount is 10% of the direct premiums earned on commercial lines policies. This deductible will increase to 15% of our commercial lines earned premiums in 2005. The Terrorism Act is scheduled to expire at the end of 2005.

   Our quota share reinsurance treaty specifically provides terrorism coverage. The amount of coverage is limited to 10% of the ceded earned premiums for the applicable treaty year. Excess of loss reinsurance treaties for multiple-line and workers' compensation contain various sublimits for terrorism coverage.

INVESTMENTS


   We derive investment income from our invested assets. We invest TICNY's statutory surplus and funds to support its loss and loss adjustment expense reserves and its unearned premium reserves. Due to historically limited amounts of statutory surplus and net retention by TICNY, our net investment income has not been significant. Our investment income, however, has increased beginning in 2002 as TICNY's invested assets increased due to TICNY's increased net premiums written and surplus. Our net investment income was $1.9 million for the six months ended June 30, 2004, $2.3 million in 2003, $1.9 million in 2002 and $0.8 million in 2001.

   Our primary investment objectives are to preserve capital and maximize after-tax investment income. Our strategy is to purchase debt securities in sectors that represent the most attractive relative value and to maintain a moderate equity exposure. As of June 30, 2004, short-term investments and fixed maturity securities represented approximately 98% of the fair market value of our investment portfolio, and equity securities represented approximately 2%. Historically, we have emphasized liquidity to meet our claims obligations and debt service and to support our obligation to remit ceded premium (less ceding commission and claims payments) to our quota share reinsurers on a quarterly basis. Accordingly we have traditionally maintained between 8% and 10% of our portfolio in cash and short-term investments. As of June 30, 2004, short-term investments represented approximately 8.2% of the fair market value of our investment portfolio.

   Our investments are managed by an outside asset management company, Hyperion Capital Management, Inc., a New York based investment management firm with approximately $9.5 billion under management as of June 30, 2004 including assets managed through Hyperion GMAC Capital Advisors, LLC. Hyperion has authority and discretion to buy and sell securities for us, subject to guidelines established by our board of directors. We may terminate our agreement with Hyperion upon 30 days notice. Our investment policy is conservative, as approximately 89.1% of our investment portfolio is in U.S. treasuries and highly rated corporate bonds rated A or higher as of June 30, 2004 and up to 10% may be invested in equities. The maximum allocation in equities, which includes market appreciation, is 20% of the investment portfolio. We monitor our investment results on a monthly basis to review the performance of our investments, determine whether any investments have been impaired and monitor market conditions for investments that would warrant any revision to our investment guidelines. Hyperion also provides us with a comprehensive quarterly report providing detailed information on our investment results as well as prevailing market conditions. Our investment results are also reviewed quarterly by the board of directors.

   See "Management's Discussion and Analysis of Financial Condition and Results of Operations
--Investments" for further information on the composition and results of our investment portfolio.


   The following table shows the market values of various categories of invested assets, the percentage of the total market value of our invested assets represented by each category and the book yield based on market value of each type as of the dates and for the periods indicated:





                                                AS OF AND FOR THE SIX
                                                MONTHS ENDED JUNE 30,              AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                              --------------------------    -------------------------------------------------------
                                                         2004                         2003                          2002
                                              --------------------------   --------------------------    --------------------------
                                                        PERCENT                       PERCENT                       PERCENT
                                              MARKET       OF               MARKET      OF                MARKET      OF
                                               VALUE     TOTAL     YIELD    VALUE      TOTAL    YIELD     VALUE      TOTAL    YIELD
                                              -------   -------    -----   -------    -------   -----    -------    -------   -----
CATEGORY                                                                        ($ IN THOUSANDS)
Short-term investments....................    $ 9,217      8.2%    1.37%   $ 9,407     14.2%     1.12%   $ 3,028      7.6%     1.38%
U.S. Treasury securities..................      7,257      6.5%    3.05%     1,783      2.7      3.75%       558      1.4      3.05%
U.S. agency securities....................      8,675      7.8%    4.57%     5,738      8.7      5.38%     6,938     17.5      5.41%
Corporate fixed maturity securities.......     31,297     28.0%    5.04%    14,415     21.8      5.71%    11,100     28.0      6.69%
Mortgage-backed securities................     37,286     33.3%    5.00%    19,756     29.9      6.03%    10,523     26.6      7.35%
Asset-backed securities...................      4,146      3.7%    5.56%     2,242      3.4      5.56%       502      1.3      4.67%
Other taxable fixed maturity securities...        230      0.2%    4.96%       236      0.4      4.96%        --       --      0.00%
Municipal securities......................     11,490     10.3%    4.04%    10,375     15.7      4.10%     5,232     13.2      4.53%
Common stocks.............................      2,071      1.9%      --      2,017      3.0        --      1,548      3.9        --
Preferred stocks..........................        163      0.1%    7.23%       167      0.2      7.40%       189      0.5      7.20%


   The principal change in allocations in 2003 was an increase in the allocation to municipal bonds. The tax-equivalent yield on these securities was more attractive than the yield on taxable securities and the allocation added diversification to our portfolio. We also increased our allocation to mortgage-backed securities due to favorable yield and fundamental credit quality and reduced our allocation to corporate securities due to much tighter yield spreads and less favorable total return opportunities.


   During 2001, the yield curve became considerably steeper, with short-term rates declining between 100 and 200 basis points and long-term rates remaining largely unchanged. Our portfolio benefited from maintaining a relatively short duration during the year. The weighted average duration of our invested assets was approximately 4.1 years at September 30, 2001. Following the yield curve shift, we extended the duration of the portfolio to approximately 4.5 years at December 31, 2001 to capitalize on the improved value and higher yields further out on the yield curve. The total return on our fixed income and short-term invested assets during 2001 was 9.1% on a pre-tax basis.

   During 2002, we increased our allocation to U.S. government agencies (primarily callable securities) and mortgage-backed securities. The high interest rate volatility during the year resulted in favorable yields in these sectors. Additionally, we added an allocation of 5% of our total invested assets to non-investment grade mortgage-backed securities, which provided incremental yield and total return from market value appreciation. We increased the weighted average duration of our portfolio to approximately 5.1 years during the fourth quarter of 2002 to capitalize on the much steeper yield curve. The total return on our fixed income and short-term invested assets during 2002 was 11.0% on a pre-tax basis.

   During 2003, our portfolio benefited from the increase in the weighted average duration to approximately 5.1 years effected in late 2002. With interest rates declining significantly during the first half of 2003, the longer duration increased our total returns. During the first half of 2003, we reduced the weighted average duration to approximately 4.4 years at June 30, 2003. This change helped to protect the portfolio and reduced the impact of the sharp rise in rates during the second half of the year. The total return on our fixed income and short-term invested assets during 2003 was 6.5% on a pre-tax basis.



   The following table shows the composition of our investment portfolio by remaining time to maturity at June 30, 2004 and December 31, 2002. For securities that are redeemable at the option of the issuer and have a market price that is greater than par value, the maturity used for the table below is the earliest redemption date. For securities that are redeemable at the option of the issuer and have a market price that is less than par value, the maturity used for the table below is the final maturity date. For mortgage-backed securities, mortgage prepayment assumptions are utilized to project the expected principal redemptions for each security, and the maturity used in the table below is the average life based on those projected redemptions.





                                                AS OF JUNE 30,                               AS OF DECEMBER 31,
                                          ---------------------------    ----------------------------------------------------------
                                                     2004                           2003                           2002
                                          ---------------------------    ---------------------------    ---------------------------
                                                        PERCENTAGE OF                  PERCENTAGE OF
                                                         TOTAL FAIR                      TOTAL FAIR                   PERCENTAGE OF
                                         FAIR MARKET       MARKET       FAIR MARKET        MARKET       FAIR MARKET     TOTAL FAIR
REMAINING TIME TO MATURITY                  VALUE           VALUE          VALUE           VALUE           VALUE       MARKET VALUE
 -------------------------------------   -----------    -------------   -----------    -------------    -----------   -------------
                                                                              ($ IN THOUSANDS)
Less than one year ...................     $ 15,401          14.1%        $16,499           25.8%         $ 4,135          10.9%
One to three years ...................       21,728          19.8%          7,205           11.3%           6,470          17.1%
Three to five years ..................       31,937          29.1%         18,784           29.4%          10,833          28.6%
Five to ten years ....................       35,083          32.0%         16,399           25.6%          15,340          40.5%
More than ten years ..................        5,450           5.0%          5,065            7.9%           1,103           2.9%
                                           --------         -----         -------         ------          -------        ------
Total ................................     $109,599         100.0%        $63,952          100.0%         $37,881         100.0%
                                           ========         =====         =======         ======          =======        ======





   The average credit rating of our fixed maturity portfolio, using ratings assigned to securities by Standard and Poor's, was AA+ at June 30, 2004, AA at December 31, 2003, AA at December 31, 2002 and AA at December 31, 2001. The following table shows the ratings distribution of our fixed income portfolio as of the end of each of the past three years.





                                                AS OF JUNE 30,                               AS OF DECEMBER 31,
                                          ---------------------------    ----------------------------------------------------------
                                                     2004                           2003                           2002
                                          ---------------------------    ---------------------------    ---------------------------
                                                        PERCENTAGE OF                  PERCENTAGE OF                  PERCENTAGE OF
                                                         TOTAL FAIR                      TOTAL FAIR                     TOTAL FAIR
                                         FAIR MARKET       MARKET       FAIR MARKET        MARKET       FAIR MARKET       MARKET
RATING                                      VALUE           VALUE          VALUE           VALUE           VALUE          VALUE
 -------------------------------------   -----------    -------------   -----------    -------------    -----------   -------------
                                                                              ($ IN THOUSANDS)
U.S. Treasury securities .............     $  7,257           6.6%        $ 1,783            2.8%         $   558           1.5%
AAA ..................................       63,109          57.6%         40,828           63.8%          20,198          53.3%
AA ...................................       12,530          11.4%          6,143            9.6%           4,775          12.6%
A ....................................       16,706          15.2%          7,755           12.1%           5,297          14.0%
BBB ..................................        8,819           8.0%          4,581            7.2%           3,796          10.0%
Below BBB ............................        1,178           1.1%          2,862            4.5%           3,257           8.6%
                                         -----------    -------------   -----------    -------------    -----------   -------------
Total ................................     $109,599         100.0%        $63,952          100.0%         $37,881         100.0%
                                         ===========    =============   ===========    =============    ===========   =============






   We regularly review our portfolio for declines in value. If a decline in value is deemed temporary, we record the decline as an unrealized loss in other comprehensive net income on our consolidated statement of income and accumulated other comprehensive net income on our consolidated balance sheet. If the decline is deemed "other than temporary," we write down the carrying value of the investment and record a realized loss in our consolidated statements of income. As of June 30, 2004 and December 31, 2003 and 2002, we had cumulative unrealized gains/(losses) on our fixed maturity portfolio of $(1.0) million, $1.3 million and $1.6 million, respectively. There were no other than temporary declines in the fair value of our securities at December 31, 2003 and 2002.


RESERVES

   We maintain reserves for the payment of claims (incurred losses) and expenses related to adjusting those claims (loss adjustment expenses or LAE). Loss reserves are estimates at a given point in time of amounts that an insurer expects to pay for claims which have been reported and which have occurred but are unreported. We take into consideration the facts and circumstances for each claim file as then known by our claims department, as well as actuarial estimates of incurred losses and loss expense reserves.

   Our loss reserves consist of case reserves, which are reserves for reported claims, and reserves for claims that have been incurred but have not yet been reported (sometimes referred to as IBNR). The amount of loss reserves for reported claims is based primarily upon a claim by claim evaluation of coverage, liability, injury severity or scope of property damage, and any other information considered pertinent to estimating the exposure presented by the claim. The amounts of loss reserves for unreported claims and loss adjustment expense reserves are determined using historical information by line of business as adjusted to current conditions. Reserves for LAE are intended to cover the ultimate cost of settling claims, including investigation and defense of lawsuits resulting from such claims. The amount of loss and LAE reserves is determined by us on the basis of industry information, the development to date of losses on the relevant line of business and anticipated future conditions. Because loss reserves are an estimate of the ultimate cost of settling claims, they are closely monitored by us and recomputed at least quarterly based on updated information on reported claims and a variety of statistical techniques. Furthermore, an independent actuary prepares a report each year concerning the adequacy of the loss reserves.

   RECONCILIATION OF CLAIMS RESERVES

   The table below shows the reconciliation of claims reserves on a gross and net basis for each of the last three calendar years, reflecting changes in losses incurred and paid losses.


                                                                                                        YEAR ENDED DECEMBER 31,
                                                                                                    -------------------------------
                                                                                                      2003        2002       2001
                                                                                                    --------    --------   --------
                                                                                                            ($ IN THOUSANDS)
Reserve balances - beginning of year:
Gross reserves..................................................................................    $ 65,688    $ 37,637   $ 28,507
Ceded reserves..................................................................................      50,212      29,017     20,606
                                                                                                    --------    --------   --------
Net reserves....................................................................................      15,476       8,620      7,901
Losses and loss adjustment expenses incurred (net basis):
 Current period.................................................................................      14,996      13,416      3,574
 Prior periods..................................................................................          75       2,940      1,765
                                                                                                    --------    --------   --------
 Total..........................................................................................      15,071      16,356      5,339
Losses and loss adjustment expenses paid (net basis):
 Current period.................................................................................      (2,084)     (6,585)    (1,284)
 Prior periods..................................................................................      (4,102)     (2,915)    (3,336)
                                                                                                    --------    --------   --------
 Total..........................................................................................      (6,186)     (9,500)    (4,620)
                                                                                                    --------    --------   --------
Net balance at end of period....................................................................      24,361      15,476      8,620
Plus ceded reserves.............................................................................      75,114      50,212     29,017
                                                                                                    --------    --------   --------
Gross reserves at end of period.................................................................    $ 99,475    $ 65,688   $ 37,637
                                                                                                    ========    ========   ========


   Our claims reserving practices are designed to set reserves that in the aggregate are adequate to pay all claims at their ultimate settlement value. Thus, our reserves are not discounted for inflation or other factors. Also, our reserves are the same on both a GAAP and statutory basis.

   LOSS DEVELOPMENT

   Shown below is the loss development for business written each year from 1993 through 2003. The table portrays the changes in our loss and LAE reserves in subsequent years from the prior loss estimates based on experience as of the end of each succeeding year on the basis of GAAP.


   The first line of the table shows, for the years indicated, our net reserve liability including the reserve for incurred but not reported losses as originally estimated. For example, as of December 31, 1995 we estimated that $2.239 million would be a sufficient reserve to settle all claims not already settled that had occurred prior to December 31, 1995, whether reported or unreported to us. The next section of the table shows, by year, the cumulative amounts of losses and loss adjustment expenses paid as of the end of each succeeding year. For example, with respect to the net losses and loss expense reserve of $2.239 million as of December 31, 1995, by the end of 2003 (eight years later) $3.132 million had actually been paid in settlement of the claims which pertain to the reserve as of December 31, 1995.

   The next section of the table sets forth the re-estimates in later years of incurred losses, including payments, for the years indicated. For example, as reflected in that section of the table, the original reserve of $2.239 million was re-estimated to be $3.373 million at December 31, 2003. The increase from the original estimate would generally be a combination of factors, including:
(1) reserves being settled for amounts different than originally estimated,
(2) reserves being increased or decreased for claims remaining open as more information becomes known about those individual claims and (3) more or fewer claims being reported after December 31, 1995 than had occurred prior to that date.


   The "cumulative redundancy/(deficiency)" represents, as of December 31, 2003, the difference between the latest re-estimated liability and the reserves as originally estimated. A redundancy means the original estimate was higher than the current estimate; a deficiency means that the current estimate is higher than the original estimate. For example, as of December 31, 2003 and based upon updated information we re-estimated that the reserves which were established as of December 31, 2002 were $75,000 deficient.

   The bottom part of the table shows the impact of reinsurance reconciling the net reserves shown in the upper portion of the table to gross reserves.

            ANALYSIS OF LOSS AND LOSS ADJUSTMENT RESERVE DEVELOPMENT



                                                                       YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------------------------------------
                                           1993       1994      1995       1996      1997       1998      1999       2000
                                          -------   -------    -------   -------    -------   -------    -------   --------
                                                                          ($ IN THOUSANDS)
NET LIABILITY AS ORIGINALLY ESTIMATED:    $   707   $ 1,394    $ 2,239   $ 3,361    $ 5,005   $ 6,184    $ 6,810   $  7,901
NET CUMULATIVE PAYMENTS AS OF:
One year later........................        200       580        321     1,035      1,428     2,377      2,560      3,376
Two years later.......................        468       775        831     1,849      2,827     3,890      4,767      5,439
Three years later.....................        446     1,039      1,386     2,747      4,045     5,439      6,153      6,953
Four years later......................        522     1,516      1,928     3,397      5,191     6,340      6,896
Five years later......................        840     1,791      2,332     4,083      5,895     6,714
Six years later.......................        937     2,018      2,723     4,454      6,220
Seven years later.....................        974     2,281      2,970     4,691
Eight years later.....................      1,029     2,455      3,132
Nine years later......................      1,053     2,515
Ten years later.......................      1,075
NET LIABILITY RE-ESTIMATED AS OF:
One year later........................        723     1,783      2,020     4,154      5,954     6,842      7,493      9,702
Two years later.......................        864     1,279      2,506     4,574      6,262     7,123      8,652     11,684
Three years later.....................        712     1,811      2,839     4,457      6,428     7,871      9,516     11,458
Four years later......................        769     2,216      2,841     4,544      6,945     8,244      9,210
Five years later......................      1,004     2,225      2,926     4,992      7,169     7,963
Six years later.......................      1,031     2,315      3,250     5,093      7,057
Seven years later.....................      1,054     2,541      3,346     5,065
Eight years later.....................      1,107     2,655      3,373
Nine years later......................      1,111     2,669
Ten years later.......................      1,134
CUMULATIVE REDUNDANCY/ (DEFICIENCY)...    $  (427)  $(1,275)   $(1,134)  $(1,704)   $(2,052)  $(1,779)   $(2,400)  $ (3,557)
GROSS (DIRECT PLUS ASSUMED) RESERVES:
AS ORIGINALLY ESTIMATED:
Net reserves..........................    $   707   $ 1,394    $ 2,239   $ 3,361    $ 5,005   $ 6,184    $ 6,810   $  7,901
Ceded reserves........................      2,272     3,666      5,744     8,529     14,800    15,696     17,410     20,601
                                          -------   -------    -------   -------    -------   -------    -------   --------
Gross reserves........................    $ 2,979   $ 5,060    $ 7,983   $11,890    $19,805   $21,880    $24,220   $ 28,502
                                          =======   =======    =======   =======    =======   =======    =======   ========
AS RE-ESTIMATED:
Net re-estimated......................    $ 1,134   $ 2,669    $ 3,373   $ 5,065    $ 7,057   $ 7,963    $ 9,210   $ 11,458
Ceded re-estimated....................      2,861     6,315     11,301    14,847     15,629    19,591     24,300     29,681
                                          -------   -------    -------   -------    -------   -------    -------   --------
Gross re-estimated....................    $ 3,995   $ 8,984    $14,674   $19,912    $22,686   $27,554    $33,510   $ 41,139
                                          =======   =======    =======   =======    =======   =======    =======   ========
CUMULATIVE REDUNDANCY/ (DEFICIENCY)...    $(1,016)  $(3,924)   $(6,691)  $ 8,022    $(2,881)  $(5,674)   $(9,290)  $(12,637)


                                             YEAR ENDED DECEMBER 31,
                                          -----------------------------
                                            2001       2002      2003
                                          --------   -------    -------
                                                ($ IN THOUSANDS)
NET LIABILITY AS ORIGINALLY ESTIMATED:    $  8,620   $15,476    $24,361
NET CUMULATIVE PAYMENTS AS OF:
One year later........................       2,879     4,103
Two years later.......................       4,906
Three years later.....................
Four years later......................
Five years later......................
Six years later.......................
Seven years later.....................
Eight years later.....................
Nine years later......................
Ten years later.......................
NET LIABILITY RE-ESTIMATED AS OF:
One year later........................      11,521    15,551
Two years later.......................      11,276
Three years later.....................
Four years later......................
Five years later......................
Six years later.......................
Seven years later.....................
Eight years later.....................
Nine years later......................
Ten years later.......................
CUMULATIVE REDUNDANCY/ (DEFICIENCY)...    $ (2,656)  $   (75)
GROSS (DIRECT PLUS ASSUMED) RESERVES:
AS ORIGINALLY ESTIMATED:
Net reserves..........................    $  8,620   $15,476    $24,361
Ceded reserves........................      29,017    50,211     75,114
                                          --------   -------    -------
Gross reserves........................    $ 37,637   $65,687    $99,475
                                          ========   =======    =======
AS RE-ESTIMATED:
Net re-estimated......................    $ 11,276   $15,551
Ceded re-estimated....................      36,943    53,152
                                          --------   -------
Gross re-estimated....................    $ 48,219   $68,703
                                          ========   =======
CUMULATIVE REDUNDANCY/ (DEFICIENCY)...    $(10,582)  $(3,016)

   ANALYSIS OF RESERVES

   The following table shows our outstanding case loss reserves and IBNR by line of business as of December 31, 2003.

                 NET RESERVES BREAKDOWN AS OF DECEMBER 31, 2003

                                                           OUTSTANDING CASE
                                                            LOSS RESERVES      IBNR
                                                           ----------------   ------
                                                               ($ IN THOUSANDS)
    Commercial Multiple Peril .........................        $ 6,590        $4,201
    Other Liability ...................................          2,593         1,584
    Workers Compensation ..............................          1,648           548
    Commercial Automobile .............................          1,023           713
    Homeowners ........................................          3,598         1,184
    Fire and Allied Lines .............................            623            55
                                                               -------        ------
    All Lines .........................................        $16,075        $8,285
                                                               =======        ======



   We have had adverse loss development on our insurance and reinsurance segments, primarily in 2001 and 2002. In 2001, the changes in reserves for prior accident years were $1.0 million for our insurance segment and $0.8 million for our reinsurance segment. In 2002, the changes in reserves for prior accident years were $1.9 million for our insurance segment and $1.1 million for our reinsurance segment. In 2003 there was minimal adverse loss development, amounting to $50,000 in our insurance segment and $25,000 in our reinsurance segment.


   We carefully monitor our gross, ceded and net loss reserves by segment and line of business to ensure that they are adequate, since a deficiency in reserves will indicate inadequate pricing on our products and may impact our financial condition.

   Our actuaries utilize several methodologies to project losses and corresponding reserves. These methodologies generally are classified into three types:

   o Loss development projections. Loss development projection methods are characterized by determination of loss development factors utilizing patterns of loss development from incurred and paid losses for prior accident years. This is the main methodology utilized for each accident year except for the most current accident year.

   o Loss ratio projections. There also is significant weight given to the loss ratio projections. Loss ratio projections determine the loss ratio for the current year based upon applying inflation, or trend, and the effect of rate changes to the loss ratios from the prior years. This method is given weight for the current accident year when there is high volatility in the reported development patterns at early ages.

   o Frequency and severity projections. Frequency and severity projections are characterized by development of numbers of claims reported and average claims severity, and these methods are utilized as a check on the other methods.

   Based upon these methods our actuaries determine a best estimate of the loss reserves. All of these methods are standard actuarial approaches and have been utilized consistently, except that in 2002 the loss development factors were significantly increased as explained below.

   For example, the loss projection method projects a loss ratio of 52.6% for accident year 2003, based upon the loss ratio for accident year 2002 of 55.0%, an assumed inflation rate of 3% and average premium increases which we achieved in 2003 of 7.8%. This compares to the accident year 2003 loss ratio that we have reserved at 58.2%, higher than the indication from the loss ratio projection method. While this overall comparison does not consider variances in actual frequency and severity from what was expected that we analyze by line of business, it illustrates how the loss ratio projection method for the current accident year is considered to validate our overall reserves adequacy. The reserves for accident year 2003 contribute 53% of our total reserves as of December 21, 2003.

   The reserves for accident year 2002 contributed 21% of our total reserves as of December 31, 2003. For accident year 2002 the loss development projections are the primary method utilized to establish our IBNR reserves. The following comparison of the loss development factors that were utilized in our current actuarial study compared to the loss development factors utilized in 2000 before we strengthened our reserves show how we have utilized stronger loss development factors to determine the IBNR for accident year 2002. The comparison is shown for the liability portion of commercial multiple-peril, other liability, and homeowners lines, because these lines caused the bulk of the adverse development in earlier years. Approximately 30% of the adverse development in reserves for 2001 and prior accident years stemmed from commercial multiple-peril liability and 28% from other liability. The adverse development in reserves for these three lines represented $1.7 million in total, or 20% of our total carried loss and loss adjustment expense reserves as of December 31, 2001. Different loss development factors are applied to each accident year depending on the age of that accident year, i.e. amount of time each accident year has developed to date. The loss development factors from 24 months to ultimate shown below are indicative of the loss development factors that were applied to accident year 2002 as of December 31, 2003 and to accident year 2000 as of December 31, 2001.


     NET CASE INCURRED LOSS DEVELOPMENT FACTORS FROM 24 MONTHS TO ULTIMATE


                                                                                  ACTUARIAL STUDY
                                                                            PERFORMED AS OF DECEMBER 31,
                                                                            ----------------------------
                                                                                  2001        2003          INCREASE
                                                                                 -----        -----         --------
      Commercial Multiple-Peril Liability ....................................   1.271        1.968            55%
      Other Liability ........................................................   1.271        1.580            24%



   The following average claim amounts illustrate how we utilize claim frequency and severity projections as a further check on our overall reserves adequacy. Our claims department establishes a case reserve for each reported case based upon their assessment of liability and the injuries and damages specific to each case. In addition, we apply loss development factors to these reported losses to provide for late reported losses and potential upwards development of known claims. The table below shows average claim amounts closed as compared to estimated ultimate average claim amounts for our insurance segment.

   AVERAGE CLAIMS AMOUNTS (GROSS LOSS AND ALLOCATED LOSS ADJUSTMENT EXPENSES)
                            AS OF DECEMBER 31, 2003


                                                                              ESTIMATED
                            ACCIDENT YEAR                 CLOSED CLAIMS    ULTIMATE CLAIMS
                            -------------                  -------------    ---------------
                                2001                           $7,173           $10,130
                                2002                           $6,206           $10,794
                                2003                           $6,069           $11,783



   While the average closed claim is expected to be lower than the average ultimate claim because smaller claims are closed faster, the fact that the average closed claim has been stable reflects a low impact of inflation on our claims costs. However, our estimated ultimate claim amount including our reserves increased by 7% from 2001 to 2002 and by 9% from 2002 to 2003, even though there are no external unusual trends affecting these results. Rather, the increases in the average ultimate claim amounts relative to closed claim amounts and relative to external inflation factors indicate relatively stronger case reserves being set by our claims department and higher loss development factors utilized by our actuaries to determine IBNR. For our reinsurance segment the same claims examiners handle the claims adjusting as for our insurance segment utilizing the same case reserving approach. We have not portrayed the average claims amounts for our reinsurance segment because TICNY's gross claims amounts for reinsurance reflect only the percentages reinsured and TICNY's exposure to reinsurance claims was further reduced in 2003 when that business was changed from a pro rata to an excess of loss basis.

   Almost one-half of the adverse reserves development in 2002 was attributed to our reinsurance segment, and the amount of reserves development for reinsurance was disproportionately large relative to the size of that business as compared to our insurance segment. When we began our reinsurance segment in 1996, we did not have sufficient data for the reinsurance business to determine its own loss development factors. As a result, we estimated that this business would develop similarly to the way the insurance segment business developed. This estimate ultimately proved to be incorrect. In 2001 we estimated the reserves for this business still using loss development factors from the insurance business but with some credibility given to the data that had emerged by that time for the reinsurance business. In 2002 the loss development factors were determined for the reinsurance business based upon its own experience. We attribute the longer loss development patterns for our reinsurance segment to the fact that the underlying policies have higher loss limits than those in our insurance segment. This resulted in the large revised estimate of reserves for the reinsurance segment.


   For our insurance segment, the adverse loss development occurred primarily in the commercial multi-peril, other liability and homeowners lines. The homeowners line was launched in 1998, and 1999 was the first year with a significant amount of business. The case reserves initially set in 1999 through 2001 for homeowners were inadequate as a result of our limited experience in this line, and this was addressed in 2002. For other liability and the liability claims stemming from commercial multi-peril policies the cause of the adverse development was primarily due to strengthening of individual case reserves by our claims department that began in 1999, which became evident in the loss development patterns beginning in 2001. While there were increases in average case reserves for our other lines of business, the impact on loss reserves was most significant in these lines because of the relative amount of reserves as compared to our other lines of business. During this time the claims department gained significantly more knowledge about the difficulties of adjusting claims in New York, particularly as the volume of business in these lines expanded. For example, the actuarial studies at the end of 2001 showed increases in average case reserves of 50% or more for these lines. In 2002 there were further significant increases in average case reserves. We retained a different consulting actuary to analyze these reserves, and as a result of that study significantly higher loss development factors were utilized to estimate the IBNR reserves in 2002.


   To reduce the potential for future adverse development, we took a number of corrective actions in addition to the aforementioned reserve strengthening. We thoroughly review individual case reserves adequacy on an ongoing basis. We have increased our actuarial resources and the level of analysis of our loss reserves to identify emerging trends as quickly as possible. Our cross functional teams, including underwriting, claims and actuarial, closely monitor the underwriting results in each line of business and implement corrective actions for any line as soon as its loss ratio exceeds expectations. For our reinsurance segment, we have restructured the business from quota share to excess of loss to reduce our exposures in that segment. See "--Reinsurance."

   We believe we now have sufficient historical claims experience in all of the lines of business in which we currently operate, such that we do not expect the adverse development that occurred in 2001 and 2002 as a result of inadequate loss development factors in our reinsurance segment and in new lines of business such as homeowners to recur.


   Also, in New York State, lawsuits for negligence, subject to certain limitations, must be commenced within three years from the date of the accident or are otherwise barred. Accordingly, our exposure to IBNR for accident years 2001 and prior is limited although there remains the possibility of adverse development on reported claims. This is evident in the fact that since the reserves strengthening in 2002 we have had no significant adverse development on accident years 2001 and prior. The loss development as of December 31, 2003 was a $75,000 deficiency in the net reserves for 2002 and all prior accident years. Further, as of December 31, 2003 the total reserves for accident year 2001 and prior including loss expense reserves was $6.4 million. In the unlikely event that these reserves develop to be 5% inadequate the impact on incurred losses would be $318,000.


   The loss reserves for the most recent accident years on a consolidated basis as of December 31, 2003 were $12.9 million for accident year 2003 and $5.1 million for accident year 2002. A 5% deficiency in reserves for these years would impact our results by $650,000 and $250,000 for accident years
2003 and 2002, respectively.

   We also closely monitor claims by cause of loss to identify any emerging trends. We are not aware of any claims trends that have emerged or that would cause future adverse development that have not already been considered in existing case reserves and in our current loss development factors. Examples of two recent emerging issues that we monitor are sidewalk liability and mold liability. Sidewalk liability refers to a new law enacted by the New York City Council, effective September 2003, that allows an injured party to sue the owner of a commercial building located in New York City for any property damage or personal injury that was caused by the failure of the owner to maintain the sidewalk abutting the owner's building in a reasonably safe condition. While we monitor this issue, we do not believe it presents a significant risk of adverse loss development. Since building owners have always been subject to these suits, our claims department is experienced in handling claims related to sidewalk accidents in New York City, having handled over 600 of such claims during our history and these claims have already been taken into consideration in our current loss development factors. While the new law has expanded building owners' potential liability, as of December 31, 2003 we have received only two sidewalk claims against building owners since passage of the new law in September 2003. Similarly, we carefully monitor mold claims due to national publicity surrounding this issue, but we do not believe mold claims create a significant adverse claim trend in our existing book of business; since inception TICNY has received only 12 mold related liability claims. These reported mold claims are included in our case reserves and considered in our loss development factors.

   Due to the reserve strengthening in 2002 and close monitoring and analysis of emerging issues potentially affecting reserves, we believe our loss reserves are adequate. This is reflected by the loss development as of December 31, 2003 showing a $75,000 deficiency in the net reserves for all prior accident years. Also in 2004 through March 31, 2004 we have experienced no adverse development for prior years' reserves. See "Management's Discussion and Analysis."

CLAIMS

   Our claims division combines the services of our staff defense, coverage and appellate attorneys with a traditional multi-line insurance claims adjusting staff. See "--Business Segments--Insurance Services Segment Products and Services" for a description of TRM's claim service fee-based operations.

   The claims division seeks to provide expedient, fair and consistent claims handling, while controlling loss adjustment expenses. Handling the claims adjustment and defense of insureds in-house enables us to accurately evaluate coverage, promptly post accurate loss and loss adjustment expense reserves, maintain the highest policyholders service standards and aggressively defend against liability claims. In addition, through the use of a claims database that captures detailed statistics and information on every claim, our underwriting and loss control departments are able to access information to assist them in the monitoring of the various lines of business and identification of adverse loss trends, giving them the ability to make informed underwriting and pricing decisions.

   The claims division is divided into eight units: auto claims, workers' compensation claims, property claims, liability claims, coverage, in-house defense, administration and processing, and subrogation and recovery. Our in-house legal staff consists of approximately 12 attorneys who are managed by two co-managing attorneys reporting to the Senior Vice President Claims.

   The continued development of in-house expertise in all areas remains a primary goal of the claims division. We have continued to build an in-house defense team in order to handle a substantial percentage of lawsuits in New York State and vigorously defend against fraudulent and frivolous lawsuits. Given the high cost of coverage counsel in those instances where coverage may be an issue, we formed an in-house coverage law firm. Our claims staff and in-house attorneys handle all of our claims and the majority of our lawsuits internally. Approximately 75% of all lawsuits arising from our insurance company operation are currently handled in-house. This approach enables us to maintain a high level of service to our policyholders and vigorously defend non-meritorious and frivolous claims while controlling loss adjustment expenses. We have also formed a full time staff of in-house liability field investigators to replace a traditionally outsourced claims function. We are also building an experienced team of field property adjusters to push down costs and to ensure high quality claims experience for our commercial and personal lines property policyholders.

   Ultimately, the claims division endeavors to provide a prompt response to the needs of policyholders in all first-party losses. Rapid review of the loss, confirmation of coverage and speedy payment to the insured is the ongoing commitment of our claims division. With respect to third-party claims, our approach is the thorough investigation of all claims as soon as reported, in order to separate those that should be resolved

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through settlement from those that should be denied and/or defended.
Suspicious or fraudulent first- and third-party claims are always aggressively investigated and defended.

TECHNOLOGY

   We seek to leverage technology and make use of business process redesign in order to gain operating efficiencies and effectiveness. For example, we were able to streamline redundant data entry of policy data into a single entry process by upgrading our policy data entry system. This has enabled us to control the growth of our clerical staff and improve our customer service. We have implemented a number of technology improvements and redesign of business processes, including an on-line imaging system, a data warehouse that houses both claims and underwriting data to provide management reporting and a web-based platform (webPlus) for quoting and capturing policy submissions directly from our producers.

   We utilize Hewlett Packard/Compaq servers that run the Microsoft Windows Server 2000 operating system. Backups of server data and programs are made to tape daily and are taken to an off-site facility by an outside vendor. We anticipate moving our production servers to an off-site location in 2004. This secure facility will provide fully redundant power, air conditioning, communications and 24-hour support. With this off site premise, we will have two operational data centers, one primary and one secondary, to handle disaster recovery needs.

   WEBPLUS

   Since April 2003, we have been using webPlus, our web-based software platform for quoting and capturing policy submissions directly from our producers. webPlus allows our producers to submit, rate and, where permitted by the program, bind small premium accounts. Through a rules based engine, we have implemented our underwriting guidelines within webPlus. Through an ongoing monthly, quarterly and annual management review and analysis of the book of business, we confirm the risk quality and loss ratio profile of policies processed in webPlus. We utilize webPlus for all of our personal lines business and landlord package policies. We started using webPlus in April 2003 and in April 2004 approximately 94% of our personal lines policies were processed through webPlus. We believe that this technology reduces underwriter involvement in each policy application, as well as improves our ability to validate and capture all relevant policy information early in the submission process and at a single point. We believe that webPlus has significantly reduced our expense associated with processing business, improved customer service and made it easier for our producers to do business with us. In February 2004, we added workers' compensation to the suite of products that can be submitted to us through webPlus, and we are now developing commercial package policies capability.

   webPlus was developed for us by AgencyPort Insurance Services, Inc. ("AgencyPort"), a technology company specializing in the property and casualty insurance industry, in exchange for our commitment to invest $1 million in Agency Port. In addition, we licensed AgencyPort's KeyOnce software development kit (SDK), which Agency Port utilized to develop webPlus. We also obtained a warrant to acquire common shares in AgencyPort. On January 7, 2004 TICNY exercised this warrant in full for 1,072,525 common shares of AgencyPort, for $1 million less $663,000 paid towards the development of webPlus resulting in a payment of $337,000. The 1,072,525 shares represented approximately 20% of the outstanding shares of AgencyPort as of December 31, 2003. The $337,000 purchase price will be a credit towards fees payable for development services and support services from AgencyPort. TICNY holds another warrant, which is exercisable through December 31, 2007, to acquire an additional 30% of the outstanding shares of AgencyPort. The exercise price is six times AgencyPort's earnings before income taxes, depreciation and amortization (EBITDA) for the twelve full calendar months immediately preceding the exercise date of such warrant, with a minimum exercise price of $4 million if the warrant is exercised before December 31, 2005. On April 27, 2004, TICNY and AgencyPort executed a letter of intent which, in part, provides for the cancellation of the second warrant and an amendment to their License and Services Agreement. Consummation of the transactions contemplated by the letter of intent is subject to the execution of definitive documents.

   Our technology plan currently envisions that we will expand our use of webPlus to additional products and other business functions (such as claims submission and reporting). We also intend to exploit

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technological improvements and economies of scale realized through premium growth to continue to lower our underwriting expense ratio while offering a strong value proposition to our producer base.

COMPETITION

   We compete with a large number of other companies in our selected lines of business, including major U.S. and non-U.S. insurers and other regional companies, as well as mutual companies, specialty insurance companies, underwriting agencies and diversified financial services companies. We compete for business on the basis of a number of factors, including price, coverages offered, customer service, relationship with producers (including ease of doing business, service provided and commission rates paid), financial strength and size and rating by independent rating agencies.

   In our commercial lines business, our competitors include Travelers Insurance Company, Magna Carta Companies, OneBeacon Insurance Company, Utica First Insurance Company and Greater New York Mutual Insurance Company. In our personal lines business, we compete against companies such as Allstate Insurance Company, State Farm Fire and Casualty Company, The St. Paul Travelers Companies, Inc., OneBeacon Insurance Group, Commercial Mutual Insurance Company and Otsego Mutual Fire Insurance Company.

   The soft market that existed until sometime in 2001 was characterized by pricing based competition, with a number of competitors attempting to gain or retain market share by charging premium rates that ultimately proved to be inadequate. The losses suffered by many of these companies have resulted in their insolvencies or exit from our chosen markets. The pricing environment in the current hard market is such that competition tends to focus more on the non-pricing factors listed above.

   We seek to distinguish ourselves from our competitors by providing a broad product line offering and targeting those market segments that we believe are underserved and therefore provide us with the best opportunity to obtain favorable policy terms, conditions and pricing. We believe that by offering several different lines of business, we are able to compete effectively against insurance companies that offer limited products. We also seek to limit the extent to which we must directly compete with the companies listed above by positioning our products in underserved market segments and adjusting our premium volume in these market segments depending upon the level of competition. We have historically targeted risks located in New York City and adjacent areas, as we feel this is a market that historically has not been emphasized by regional and national insurance companies. We also compete with other companies by quickly and opportunistically delivering products that respond to our producers' needs, which may be determined by other companies' insolvencies or voluntary withdrawals from particular market segments. Our ability to quickly develop and replace various products that had previously been offered by Empire Insurance Group when we purchased the renewal rights to the Empire business in 2001 is an example of this capability. In addition to being responsive to market needs, we also focus on assisting our producers with placing business by offering rating and submission capability through webPlus and rating disks, as well as by providing our producers with clear and concise underwriting guidelines. We also compete by focusing on reducing our producers' costs of doing business with us. For example, we directly bill our policyholders on most of our policies with a per policy premium below $10,000 and provide customer service support to policyholders on behalf of our producers. This increased service allows us to deliver value to our producers other than through higher commission rates. Finally, our success in reducing liability claims costs through cost effective and aggressive claims handling has reduced the cost of liability insurance premiums for our policyholders. This capability also helps us compete with other insurance companies. Notwithstanding the positive competitive factors discussed above, many of our competitors have greater financial and marketing resources and higher ratings from rating agencies than we do, which may have an adverse effect on our ability to compete with them.

RATINGS

   Many insurance buyers, agents and brokers use the ratings assigned by A.M. Best and other rating agencies to assist them in assessing the financial strength and overall quality of the companies from which they are considering purchasing insurance. TICNY was assigned a letter rating of "B+" (Very Good) by A.M. Best in 1997 and was upgraded to "B++" (Very Good) in 2003. A "B++" rating is the 5th highest of 15 rating categories used by A.M. Best. In evaluating a company's financial and operating performance, A.M.


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Best reviews the company's profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss and loss expense reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. This rating is intended to provide an independent opinion of an insurer's ability to meet its obligations to policyholders and is not an evaluation directed at investors. In 2003, TICNY also received insurer financial strength ratings from Fitch and Standard & Poor's in connection with our offerings of trust preferred securities. These ratings provide an assessment of the financial strength of an insurance company and its capacity to meet obligations to policyholders on a timely basis. TICNY's most recent rating from Fitch is "BBB-" (Good). TICNY's most recent rating from Standard & Poor's is "BB+" with a stable outlook. We believe that if we contribute substantially all of the proceeds from this offering to the statutory surplus of TICNY, TICNY's financial strength will benefit, but we cannot provide any assurances that its ratings will improve.

   In the event of an increase in our rating, TICNY will be positioned to enter into new market segments that will provide additional premium growth opportunities. Some segments of the insurance market are rating sensitive.
This means that customers in those segments require that their insurance company have a minimum financial strength and/or a minimum rating. Additional rating sensitivity is created by some insurance companies writing umbrella policies, who will not issue a policy unless the underlying primary carrier has a minimum rating. We believe that an improved rating will allow TICNY to participate in rating sensitive markets such as the middle market segment described in "--Business Segments--Insurance Services Segment Products and Services," currently served by TRM through the use of TRM's issuing companies. Likewise, with a higher rating, we believe TICNY will be able to attract many large premium accounts in the mono-line liability and preferred property lines of business, where insureds also tend to be rating sensitive.

PROPERTIES

   We lease approximately 54,000 square feet of space at 120 Broadway, New York, New York, on the entire 14th floor and a part of the 17th floor. We pay an annual rent of $1,336,497, which will increase by the terms of the lease agreement on September 16, 2005 to $1,353,633. The expiration date of the lease is May 15, 2008, upon which date we have an option to extend the term of the lease for a single renewal term of five years. If we exercise the option for renewal, the rent will be adjusted to reflect the fair market rental value at the time of renewal.

EMPLOYEES


   All of our employees are employed directly by TICNY. As of June 30, 2004, the total number of full-time equivalent employees of TICNY was 240. None of these employees are covered by a collective bargaining agreement. We have employment agreements with our senior executive officers, which are described under "Management--Employment Agreements." The remainder of our employees are at-will employees. We believe that our employee relations are good.


LEGAL PROCEEDINGS

      From time to time, we are involved in various legal proceedings in the ordinary course of business. For example, to the extent a claim asserted by a third party in a law suit against one of our insureds is covered by a particular policy, we may have a duty to defend the insured party against the claim. These claims may relate to bodily injury, property damage or other compensable injuries as set forth in the policy. Thus, when such a lawsuit is submitted to us, in accordance with our contractual duty we appoint counsel to represent any covered policyholders named as defendants in the lawsuit. In addition, from time to time we may take a coverage position (e.g., denying coverage) on a submitted property or liability claim with which the policyholder is in disagreement. In such cases, we may be sued by the policyholder for a declaration of its rights under the policy and/or for monetary damages, or we may institute a lawsuit against the policyholder requesting a court to confirm the propriety of our position. We do not believe that the resolution of any currently pending legal proceedings, either individually or taken as a whole, will have a material adverse effect on our business, results of operations or financial condition.


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   In addition to litigation arising from the policies we issue, as with any company actively engaged in business, from time to time we may be involved in litigation involving non-policyholders such as vendors or other third parties with whom we have entered into contracts and out of which disputes have arisen, or litigation arising from employment related matters, such as actions by employees claiming unlawful treatment or improper termination. There are no suits of a material nature of the type described above presently pending against us.

REGULATION

   U.S. INSURANCE HOLDING COMPANY REGULATION OF TOWER

   Tower, as the parent of TICNY, is subject to the insurance holding company laws of New York. These laws generally require TICNY to register with the New York Insurance Department and to furnish annually financial and other information about the operations of companies within the holding company system. Generally under these laws, all material transactions among companies in the holding company system to which TICNY is a party, including sales, loans, reinsurance agreements and service agreements, must be fair and reasonable and, if material or of a specified category, require prior notice and approval or non-disapproval by the New York Insurance Department.

   CHANGES OF CONTROL

   Before a person can acquire control of a New York insurance company, prior written approval must be obtained from the Superintendent of Insurance of the State of New York. Prior to granting approval of an application to acquire control of a New York insurer, the Superintendent of Insurance of the State of New York will consider such factors as: the financial strength of the applicant, the integrity and management of the applicant's board of directors and executive officers, the acquirer's plans for the management of the applicant's board of directors and executive officers, the acquirer's plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Pursuant to the New York insurance holding company statute, "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the company, whether through the ownership of voting securities, by contract (except a commercial contract for goods or non-management services) or otherwise. Control is presumed to exist if any person directly or indirectly owns, controls or holds with the power to vote 10% or more of the voting securities of the company; however, the New York State Insurance Department, after notice and a hearing, may determine that a person or entity which directly or indirectly owns, controls or holds with the power to vote less than 10% of the voting securities of the company, "controls" the company. Because a person acquiring 10% or more of our common stock would indirectly control the same percentage of the stock of the TICNY, the insurance change of control laws of New York would likely apply to such a transaction.

   These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of Tower, including through transactions, and in particular unsolicited transactions, that some or all of the stockholders of Tower might consider to be desirable.

   LEGISLATIVE CHANGES

   From time to time, various regulatory and legislative changes have been proposed in the insurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the NAIC. We are unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on our operations and financial condition.

   In 2002, in response to the tightening of supply in certain insurance and reinsurance markets resulting from, among other things, the September 11, 2001 terrorist attacks, the Terrorism Act was enacted. The Terrorism Act is designed to ensure the availability of insurance coverage for foreign terrorist acts in the


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United States of America. This law established a federal assistance program through the end of 2005 to help the commercial property and casualty insurance industry cover claims related to future terrorism-related losses and requires such companies to offer coverage for certain acts of terrorism. As a result, we are prohibited from adding certain terrorism exclusions to the policies written by TICNY. Although TICNY is protected by federally funded terrorism reinsurance as provided for in the Terrorism Act, there is a substantial deductible that must be met, the payment of which could have an adverse effect on our results of operations. Potential future changes to the Terrorism Act could also adversely affect us by causing our reinsurers to increase prices or withdraw from certain markets where terrorism coverage is required.

   In October of 2003, New York State enacted a version of the NAIC Producer Licensing Model Act, which provides uniform procedures and guidelines for the licensing of insurance brokers and agents. The applicable provisions of the NAIC Producer Licensing Model Act took effect as of January 1, 2004. It is primarily directed toward assisting New York insurance agents and brokers to transact business in other states on a non-resident basis. The law includes provisions to increase uniformity among states in regard to producer licensing. We do not anticipate that this law will have a material impact on us.

   STATE INSURANCE REGULATION

   State insurance authorities have broad regulatory powers with respect to various aspects of the business of U.S. insurance companies. The primary purpose of such regulatory powers is to protect individual policyholders. The extent of such regulation varies, but generally has its source in statutes that delegate regulatory, supervisory and administrative power to state insurance departments. Such powers relate to, among other things, licensing to transact business, accreditation of reinsurers, admittance of assets to statutory surplus, regulating unfair trade and claims practices, establishing reserve requirements and solvency standards, regulating investments and dividends, approving policy forms and related materials in certain instances and approving premium rates in certain instances. State insurance laws and regulations require TICNY to file financial statements with insurance departments everywhere it will be licensed to conduct insurance business, and its operations are subject to examination by those departments.

   TICNY prepares statutory financial statements in accordance with statutory accounting principles ("SAP") and procedures prescribed or permitted by the New York Insurance Department. As part of their regulatory oversight process, state insurance departments conduct periodic detailed examinations of the books and records, financial reporting, policy filings and market conduct of insurance companies domiciled in their states, generally once every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other states under guidelines promulgated by the NAIC.

   The terms and conditions of reinsurance agreements generally are not subject to regulation by any U.S. state insurance department with respect to rates or policy terms. As a practical matter, however, the rates charged by primary insurers do have an effect on the rates that can be charged by reinsurers.

   INSURANCE REGULATORY INFORMATION SYSTEM RATIOS

   The Insurance Regulatory Information System, or IRIS, was developed by the NAIC and is intended primarily to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies twelve industry ratios and specifies "usual values" for each ratio. Departure from the usual values on four or more of the ratios can lead to inquiries from individual state insurance commissioners as to certain aspects of an insurer's business. For 2003 TICNY's results were outside the usual values for two IRIS ratios and within the usual values for ten IRIS ratios.

   NEW YORK STATE DIVIDEND LIMITATIONS


   TICNY's ability to pay dividends is subject to restrictions contained in the insurance laws and related regulations of New York. Under New York law, TICNY may pay dividends out of statutory earned surplus. In addition, the New York Insurance Department must approve any dividend declared or paid by TICNY that, together with all dividends declared or distributed by TICNY during the preceding 12 months, exceeds the lesser of (1) 10% of TICNY's policyholder's surplus as shown on its latest statutory financial statement filed



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with the New York Insurance Department or (2) adjusted net investment income during this period. At June 30, 2004, TICNY could pay a dividend of $2.6 million without prior approval of the New York Insurance Department.


   RISK-BASED CAPITAL REGULATIONS

   The New York Insurance Department requires domestic property and casualty insurers to report their risk-based capital based on a formula developed and adopted by the NAIC that attempts to measure statutory capital and surplus needs based on the risks in the insurer's mix of products and investment portfolio. The formula is designed to allow the New York Insurance Department to identify potential weakly-capitalized companies. Under the formula, a company determines its "risk-based capital" by taking into account certain risks related to the insurer's assets (including risks related to its investment portfolio and ceded reinsurance) and the insurer's liabilities (including underwriting risks related to the nature and experience of its insurance business). At December 31, 2003, TICNY's risk-based capital level exceeded the minimum level that would trigger regulatory attention. In its 2003 statutory financial statements, TICNY has complied with the NAIC's risk-based capital reporting requirements.

   STATUTORY ACCOUNTING PRINCIPLES

   SAP is a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. It is primarily concerned with measuring an insurer's surplus to policyholders. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer's domiciliary state.

   GAAP is concerned with a company's solvency, but it is also concerned with other financial measurements, such as income and cash flows. Accordingly, GAAP gives more consideration to appropriate matching of revenue and expenses and accounting for management's stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as opposed to SAP.

   Statutory accounting practices established by the NAIC and adopted, in part, by the New York regulators determine, among other things, the amount of statutory surplus and statutory net income of TICNY and thus determine, in part, the amount of funds it has available to pay dividends to us.

   GUARANTY ASSOCIATIONS

   In New York and in most of the jurisdictions where TICNY may in the future be licensed to transact business there is a requirement that property and casualty insurers doing business within the jurisdiction participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premium written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

   In none of the past five years has the assessment in any year levied against TICNY been material. Property and casualty insurance company insolvencies or failures may result in additional security fund assessments to TICNY at some future date. At this time we are unable to determine the impact, if any, such assessments may have on the financial position or results of operations of TICNY. We have established liabilities for guaranty fund assessments with respect to insurers that are currently subject to insolvency proceedings.

   TRM

   The activities of TRM are subject to licensing requirements and regulation under the laws of New York and New Jersey. TRM's business depends on the validity of, and continued good standing under, the licenses

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and approvals pursuant to which it operates, as well as compliance with pertinent regulations. TRM therefore devotes significant effort toward maintaining its licenses to ensure compliance with a diverse and complex regulatory structure.

   Licensing laws and regulations vary from jurisdiction to jurisdiction. In all jurisdictions, the applicable licensing laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally such authorities are vested with relatively broad and general discretion as to the granting, renewing and revoking of licenses and approvals. Licenses may be denied or revoked for various reasons, including the violation of such regulations, conviction of crimes and the like. Possible sanctions which may be imposed include the suspension of individual employees, limitations on engaging in a particular business for specified periods of time, revocation of licenses, censures, redress to clients and fines. In some instances, TRM follows practices based on interpretations of laws and regulations generally followed by the industry, which may prove to be different from the interpretations of regulatory authorities.


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                                   MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS

   The table below sets forth the names, ages, and positions of our directors and executive officers:

NAME                                       AGE     POSITIONS
 -------------------------------------    ------    -------------------------------------------------------------------------------
Michael H. Lee (3) ...................     46      Chairman of the Board, President and Chief Executive Officer
Steven G. Fauth (2) ..................     44      Senior Vice President, General Counsel, Secretary and Director
Francis M. Colalucci (1) .............     59      Senior Vice President, Chief Financial Officer, Treasurer and Director
Steven W. Schuster (3) ...............     49      Director
Charles A. Bryan (1) .................     57      Director
Gregory T. Doyle (3) .................     44      Director
Austin Young (2) .....................     63      Director
Ian Drachman .........................     43      Senior Vice President and Chief Information Officer
Christian K. Pechmann ................     54      Senior Vice President, Underwriting Operations
Joel S. Weiner .......................     54      Senior Vice President, Strategic Planning and Business Analysis

---------------
(1) Denotes Class I director with term to expire in 2007.
(2) Denotes Class II director with term to expire in 2006.
(3) Denotes Class III director with term to expire in 2005.

   While the board of directors is not currently classified, the above classifications reflect amendments to our by-laws that we expect to effect prior to the completion of this offering.

   MICHAEL H. LEE, Chairman of the Board, President and Chief Executive Officer, a founder of TICNY in 1989, is responsible for the overall management of the Company and its subsidiary operations. He has held these positions since 1991. Prior to founding TICNY, Mr. Lee was an attorney in private practice specializing in advising entrepreneurs on the acquisition, sale and formation of businesses in various industries. Mr. Lee received a B.A. in Economics from Rutgers University in 1980 and a J.D. from Boston College Law School in 1983. He is admitted to practice law in New York and New Jersey.

   STEVEN G. FAUTH, Senior Vice President, General Counsel, Secretary and Director, joined the Company in 1993. He had held these positions since 1993. His duties include oversight of the Claims and Legal divisions of the Company. Prior to joining Tower, Mr. Fauth was involved in all aspects of commercial litigation, with an emphasis in contract, products liability and negligence defense at the law firm Whitman & Ransom for five years and the New York trial practice firm of Lunney & Crocco for three years. Mr. Fauth received a B.S. in Accounting from Boston College in 1982 and a J.D. from Duke University School of Law in 1985.

   FRANCIS M. COLALUCCI, Senior Vice President, Chief Financial Officer, Treasurer and Director, joined the Company in 2002. He has held these positions since February, 2002. From 1996 until 2001, Mr. Colalucci was employed by the Empire Insurance Group, a property and casualty insurance company, and ultimately served as Executive Vice President, Chief Financial Officer and Treasurer in addition to being a member of that company's board of directors. He received a B.B.A. in Accounting from St. John's University in 1966 and is a New York State licensed Certified Public Accountant and a member of the American Institute of Certified Public Accountants, the New York State Society of Certified Public Accountants and Financial Executives International.

   STEVEN W. SCHUSTER, Director since 1997, has been engaged in the practice of corporate law for over 20 years and is co-chair of McLaughlin & Stern LLP's corporate and securities department, where he has worked since 1995. Mr. Schuster received his B.A. from Harvard University in 1976 and his J.D. from New York University in 1980.

   CHARLES A. BRYAN, Director since 2004, has been the President of CAB Consulting, LLC, an insurance consulting firm that provides general management, merger and acquisition, actuarial and accounting services since 2001. From 1998 to 2000, Mr. Bryan served as Senior Vice President and Chief Actuary for

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Nationwide Insurance Group. Mr. Bryan is a Fellow, Casualty Actuarial Society,
Certified Public Accountant, and a Chartered Property and Casualty
Underwriter. He received an MBA in General Management, Golden Gate University in 1970, an M.S. in Mathematics from Purdue University in 1969, and a B.S. in Mathematics from John Carroll University in 1968.

   GREGORY T. DOYLE, Director since 2004, has been a reinsurance consultant since 2003. Prior thereto, he served as Executive Vice President, Strategic Planning/Corporate Development for Guy Carpenter & Company, a reinsurance brokerage firm, from December 2000 to January 2003. Prior to joining
Guy Carpenter, Mr. Doyle held senior positions at American Re-Insurance Company from 1985 to 2000, his most recent position being Corporate Executive Vice President and President of Domestic Insurance Company Operations. He was also a member of American Re-Insurance's Board of Management and directed their largest division, with annual revenues in excess of $2 billion. Mr. Doyle is a Chartered Property and Casualty Underwriter and attended the Advanced Executive Education Program at the University of Pennsylvania's Wharton School of Business. He has a B.A. in Government from Hamilton College.

   AUSTIN YOUNG, Director since 2004, currently serves as a director and the chairman of the audit committee of Administaff, Inc. Previously, he served as Senior Vice President, Chief Financial Officer and Treasurer of CellStar Corporation from 1999 to December 2001 when he retired. Before joining CellStar Corporation, he served as Executive Vice President -- Finance and Administration of Metamor Worldwide, Inc. from 1996 to 1999. Mr. Young also held the position of Senior Vice President and Chief Financial Officer of American General Corporation for over eight years. He was a partner in the Houston and New York offices of KPMG Peat Marwick where his career spanned 22 years before joining American General Corporation. He holds an accounting degree from the University of Texas. Mr Young currently serves on the board of directors of The Park People and the Houston Fire Museum. He also serves on the audit committee of Houston Zoo, Inc. and is a member of the Houston and State Chapters of the Texas Society of CPAs, the American Institute of CPAs, and Financial Executives International.

   IAN DRACHMAN, Senior Vice President and Chief Information Officer, joined the Company in 2003. From 2001 until 2002, Mr. Drachman served as Chief Executive Officer of EquiLend Holdings LLC, which specializes in streamlining and automating transactions and communications between borrowers and lenders in the securities industry. From 1996 until 2001, Mr. Drachman served as Director, Management Consulting Services, at PricewaterhouseCoopers. He received a B.S. in Computer Science from Fairleigh Dickinson University in 1983 and a M.S. in Computer Science from New York Institute of Technology in 1992.

   CHRISTIAN K. PECHMANN, Senior Vice President of Underwriting Operations, joined the Company in September 2003. He served as a director of the Company from 2003 until 2004. Prior to that, Mr. Pechmann was employed in various roles at Kemper Insurance Companies for 32 years. His most recent position with that company was as Northeast Region President, responsible for management and profitability of seven operating branch offices. A 1971 graduate of Hartwick College, Mr. Pechmann received a B.A. in English.

   JOEL S. WEINER, Senior Vice President, Strategic Planning and Business Analysis, joined the Company in 2004. From 2002 until 2004, he was employed as Managing Director at GAB Robins Capital Partners, which provides outsourcing for claim operations. From 1993 to 2001, he was employed by PricewaterhouseCoopers, where he led that company's U.S. middle market insurance consulting practice and advised many property and casualty insurers on strategic issues. Mr. Weiner also was a Senior Vice President and Divisional Financial Officer at CIGNA Corporation from 1986 to 1992. He is an Associate member of the Casualty Actuarial Society. Mr. Weiner earned a B.S. from Drexel University in 1972 and a M.B.A. from the Wharton School of Business of the University of Pennsylvania in 1982.

BOARD OF DIRECTORS

   Our board of directors consists of 7 members. Our board of directors has determined that Messrs. Bryan, Doyle, Schuster and Young meet applicable independence requirements of the Nasdaq Stock Market. We intend to submit amended and restated by-laws to a vote of our existing shareholders pursuant to which, effective upon completion of this offering, the board of directors will be classified, consisting of three classes with the number of directors in each class as nearly equal as possible. Each director will serve a three year term, with termination staggered according to class. The classification and term of office for each of our

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directors upon completion of this offering is noted in the table listing our board of directors under "--Directors and Executive Officers."

COMMITTEES OF THE BOARD OF DIRECTORS

   Audit Committee. The Audit Committee is composed of Messrs. Bryan, Doyle and Young and is chaired by Mr. Young. This committee has general responsibility for the oversight and surveillance of our accounting, reporting and financial control practices. Among other functions, the committee reviews the qualifications of the independent auditors; selects and engages the independent auditors; considers and pre-approves any non-audit services proposed to be performed by the independent auditors; reviews and approves the plan, fees and results of audits; and reviews our internal controls. Each member of the Audit Committee is an independent director under the standards of the Securities and Exchange Commission (the "SEC") and the Nasdaq Stock Market. Our board of directors has determined that Charles Bryan, Gregory
Doyle and Austin Young meet the requirements for an Audit Committee financial expert under the applicable regulations of the SEC.

   Compensation Committee. The Compensation Committee is composed of Messrs. Doyle and Schuster and is chaired by Mr. Doyle. This committee approves, administers and interprets our compensation and benefit policies, including our long-term equity incentive plans. It reviews and makes recommendations to the board of directors to ensure that our compensation and benefit policies are consistent with our compensation philosophy and corporate governance guidelines. This committee is also responsible for establishing our CEO's compensation in light of our established corporate performance goals. Each member of this committee is an independent director under the standards of the Nasdaq Stock Market.

   Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is composed of Messrs. Doyle and Schuster and is chaired by Mr. Schuster. This committee takes a leadership role in shaping our corporate governance by identifying and proposing qualified director nominees, overseeing the purpose, structure and composition of the board committees, overseeing the annual evaluation of the board of directors and the committees, and periodically reviewing our Corporate Governance Guidelines and Procedures and Code of Business Conduct and Ethics. Each member of this committee is an independent director under the standards of the Nasdaq Stock Market.

   Executive Committee. The Executive Committee is composed of Messrs. Lee, Fauth and Colalucci and is chaired by Mr. Lee. This committee assists the board of directors in fulfilling its responsibilities with respect to providing guidance on our overall business development and corporate oversight. It is responsible for providing long range, strategic planning to the Company and for appointing special committees to work with management with regard to possible transactions involving mergers, acquisitions or dispositions. It may exercise the authority of the board of directors when the board of directors is not in session, except in cases where the action of the entire board of directors is required by the certificate of incorporation, the by-laws or applicable law.

DIRECTOR COMPENSATION

   Each non-management member of our board of directors receives an annual retainer of $14,500 per year and $1,150 for each meeting of the board of directors that he attends. In addition, non-management board members participating on the various committees receive an additional $1,000 for each committee meeting that they attend. Our directors also receive an annual grant of restricted stock with a value on the grant date of $17,500.

MANAGEMENT COMPENSATION AND INCENTIVE PLANS

   Our current executive officers are compensated according to the terms of their respective service agreements, which are described below. Our compensation policies are designed to maximize stockholder value over the long-term. Our policies provide management with incentives to strive for excellence and link the financial interests of management with those of our stockholders. The level of compensation and incentive awards is based on numerous factors, including achievement of performance objectives established by our Compensation Committee and our board of directors.


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   The following table sets forth the salaries and bonuses earned by our CEO and each of the next four most highly compensated executive officers during the year ended December 31, 2003. These individuals are referred to as the "named executive officers."

                           SUMMARY COMPENSATION TABLE


                                                      ANNUAL COMPENSATION                         LONG TERM COMPENSATION
                                             -------------------------------------    ---------------------------------------------
                                                                                      RESTRICTED     SECURITIES
        NAME AND PRINCIPAL                                          OTHER ANNUAL         STOCK       UNDERLYING        ALL OTHER
             POSITION                YEAR     SALARY     BONUS    COMPENSATION (2)      AWARDS      OPTIONS/SARS   COMPENSATION (3)
 ---------------------------------   ----    --------   --------  ----------------    ----------    ------------   ----------------
Michael H. Lee,
Chairman of the Board, President
and Chief Executive Officer ......   2003   $525,000    $350,000       $19,845            $0            0/0             $6,000
Steven G. Fauth,
Senior Vice President,
General Counsel, Secretary
and Director .....................   2003   $282,100    $ 88,636       $ 8,710            $0            0/0             $6,000
Francis M. Colalucci,
Senior Vice President, Chief
Financial Officer, Treasurer
and Director .....................   2003   $225,749    $ 30,100       $ 2,928            $0            0/0             $7,000
Ian Drachman,
Senior Vice President and
Chief Information Officer ........   2003   $ 86,826(1) $      0       $     0            $0            0/0             $3,473
Christian K. Pechmann,
Senior Vice President,
Underwriting Operations ..........   2003   $ 82,532(1) $      0       $     0            $0            0/0             $    0


(1) The numbers presented above reflect earned salaries for 2003 as opposed to the annual salaries of Mr. Drachman and Mr. Pechmann. Mr. Drachman joined the company on August 4, 2003 at a total annual salary of $210,000. Mr. Pechmann joined the Company on September 2, 2003 at a total annual salary of $250,000.

(2) Other Annual Compensation includes for Mr. Lee, $573 for medical expense reimbursement, $11,851 for car expenses and $7,421 for other miscellaneous expenses; for Mr. Colalucci, $2,928 for medical expense reimbursement; for Mr. Fauth, $310 for medical expense reimbursement and $8,400 for car expenses.
(3) Includes annual matching contributions by the Company to 401(k) plan accounts.

401(K) PLAN AND TRUST

   We have established a 401(k) plan for our employees that is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Generally, all employees are eligible to participate in the 401(k) plan upon employment. Employer matching and discretionary profit-sharing contributions vest after one year of service.

   Eligible employees electing to participate in the 401(k) plan may defer up to 15 percent of their compensation, on a pre-tax basis, by making a contribution to the plan. For the 2004 calendar year, the employee's contribution limit under the Code is generally $13,000. We currently make yearly matching contributions equal to 50% of each participant's contributions that do not exceed 8% of the participant's compensation.

LONG-TERM EQUITY COMPENSATION PLANS

   2004 LONG-TERM EQUITY COMPENSATION PLAN

   In 2004, our board of directors adopted and our shareholders have approved a long-term incentive plan (the "2004 Long-Term Equity Compensation Plan") in order to optimize our profitability and growth through incentives which are consistent with our goals and which link the interests of select employees, directors and consultants with those of our shareholders. We believe the plan also promotes teamwork and provides employees, directors and consultants with an incentive to strive for excellence. With the adoption of the 2004 Long-Term Equity Compensation Plan, no further grants will be made under our 2001 Stock Award Plan.


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

   The plan provides for the granting of non-qualified stock options, incentive stock options (within the meaning of Section 422 of the Code), stock appreciation rights ("SARs"), restricted stock and restricted stock unit awards, performance shares and other cash or share-based awards. The maximum number of shares of common stock that may be issued in connection with awards
under the plan is  , of which    may be issued under awards other than stock
options or SARs. In the event of any merger, reorganization, recapitalization, stock split, stock dividend, or other change in corporate structure that affects our common stock, an adjustment may be made to the (a) maximum number of shares available for grants under the plan and/or kind of shares that may be delivered under the plan, (b) the individual award limits under the plan and (c) number, kind and/or price of shares subject to outstanding awards granted under the plan, by the Compensation Committee, to prevent dilution or enlargement of rights. Shares of stock covered by an award under the plan that is cancelled, expired, forfeited or settled in cash will again be available for issuance in connection with future grants of awards under the plan. As of
the date of this prospectus,   shares of common stock have been issued or are
subject to issuance upon the exercise or vesting of outstanding awards under the plan.


   The Compensation Committee of our board of directors has broad authority to administer the plan, including the authority to determine when and to whom awards will be made, determine the type and size of awards, determine the terms and conditions of awards, construe and interpret the plan and award agreements, establish rates and resolutions for the plan's administration, and amend outstanding awards. Generally, the plan is open to directors, employees and consultants who are selected by the Compensation Committee.


   Stock Options. Options granted under the plan may be "incentive stock options," as defined in Section 422 of the Code, or "nonqualified stock options" which are stock options that do not qualify as incentive stock options. An incentive stock option must expire within ten years from the date it is granted (five years in the case of options granted to holders of more than 10% of the total combined voting power of all classes of our stock and the stock of our subsidiaries). The exercise price of an incentive stock option must be at least equal to the fair market value on the date such incentive stock option is granted (110% of fair market value in the case of options granted to holders of more than 10% of the total combined voting power of all classes of our stock). The exercise price of a non-qualified stock option must be at least equal to the fair market value of the shares on the date such option is granted. Subject to such restrictions as the Compensation Committee may impose, the exercise price of options granted under the plan may be paid (i) in cash or its equivalent, (ii) by delivery, or attesting to the ownership, of previously-acquired shares of our common stock, (iii) pursuant to a cashless exercise program, (iv) by such other methods as the compensation committee may permit or (v) by any combination of (i), (ii), (iii) and (iv). As of the date of this prospectus, non-qualified stock options exercisable
for   shares of common stock had been granted under the plan.

   SARs. The Compensation Committee may grant a SAR in connection with all or any portion of an option grant as well as independent of any option grant. A SAR entitles the participant to receive the amount by which the fair market value of a specified number of shares on the exercise dates exceeds an exercise price established by the committee. The excess amount will be payable in common stock, in cash, or in a combination of shares and cash.

   Restricted Stock, Restricted Stock Units and Performance Shares. These awards may be granted in such amounts and subject to such terms and conditions as determined by the Compensation Committee. Holders of restricted stock may generally exercise full voting rights and may be credited with regular dividends paid with respect to the underlying shares while they are so held; however, stock dividends or other non-cash distributions made with respect to restricted stock awards generally will be subject to the same restrictions as the restricted stock award. Generally, after the last day of the applicable period of restriction, the shares become freely transferable. As of the date
of this prospectus,   restricted shares have been granted under the plan.

   Restricted stock units and performance shares are conditional grants of a right to receive a specified number of shares of common stock or an equivalent amount of cash (or a combination of shares and cash) if certain conditions are met. Each restricted stock unit and performance share must have an initial value equal to the fair market value of a share on the date of grant. Restricted stock units may have conditions relating to continued service or employment only or continued employment or service and attainment of performance goals, as determined by the Compensation Committee. Performance shares may be granted based on a


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

performance period of one or more years or other periods, as determined by the Compensation Committee. The committee must determine the performance objectives for grants of performance shares and the range of the number of shares to be paid to an employee if the relevant measure of performance is met within the performance period. Recipients of restricted stock units and performance shares may receive dividend equivalents with respect to their awards.


   Other Awards. Subject to the terms of the plan, the Compensation Committee may grant other awards such as deferred share, share or cash awards based on attainment of performance or other goals or shares in lieu of cash under other incentive or bonus programs. Payment under such awards may be made in such manner and at such times as the Compensation Committee may determine.


   Except as otherwise provided in a participant's award agreement, upon the occurrence of a change in control of Tower, all outstanding stock options and SARs become immediately exercisable, any restriction imposed on restricted stock, restricted stock units, performance shares or other awards will lapse, and any performance shares or other awards with performance-related vesting conditions will be deemed earned at the target level (or if no target level is specified, the maximum level). Unless a participant's award agreement provides otherwise, if a participant's employment or service terminates following a change in control, any of the participant's stock options or SARs that were outstanding on the date of the change in control and that were vested as of the date of termination of employment or service will remain exercisable for a period ending not before the earlier of the first anniversary of the termination of the participant's employment or service or the expiration of the stated term of the award.


   The 2004 Long-Term Equity Compensation Plan may be amended, suspended or terminated at any time by our board of directors, provided that no amendment that requires shareholder approval in order for the plan to comply with any applicable stock exchange listing standards or securities laws will be effective unless the requisite shareholder approval is obtained, and no amendment or termination may be made without approval of a participant to the extent the amendment or termination materially adversely affects the participant's outstanding awards.

   2001 STOCK AWARD PLAN


   In December 2000, our directors adopted a long-term incentive plan (the "2001 Stock Award Plan"). The purpose of this plan is to create an incentive for officers and other employees to remain in our employ or provide us services and to contribute to our success by granting to them a favorable opportunity to acquire our common stock. The plan provides for a variety of awards, including incentive or non-qualified stock options, performance shares, SARs or any combination of the foregoing.


   Under the 2001 Stock Award Plan, 250,000 shares may be made the subject of awards granted under the plan. This share limitation is subject to adjustment to reflect a change in capitalization. As of the date of this prospectus, 199,000 shares of common stock have been issued or are subject to issuance upon the exercise or payment of outstanding awards under the plan. The remaining 51,000 shares eligible for grants under the plan that have not been the subject of awards are now eligible under our 2004 Long-Term Incentive Compensation Plan, such that no further awards may be granted under the 2001 Stock Award Plan.

   The plan is administered by the Compensation Committee appointed by our board of directors. The Compensation Committee has the authority to select plan participants, determine the terms and conditions of awards and generally exercise such powers and perform such acts as it deems necessary or advisable to promote our best interests with respect to the plan. In its absolute discretion, our board may exercise any and all rights and duties of the committee under the plan.


   Options granted under the plan may be "incentive stock options," as defined in Section 422 of the Code, or "nonqualified stock options", which are stock options that do not qualify as incentive stock options. An incentive stock option must expire within ten years from the date it is granted (five years in the case of options granted to holders of more than 10% of the total combined voting power of all classes of our stock and the stock of our subsidiaries). The exercise price of an incentive stock option must be at least equal to the fair market value on the date such incentive stock option is granted (110% of fair market value in the case of options granted to holders of more than 10% of the total combined voting power of all classes of our stock). For each nonqualified stock option granted under the plan, the exercise price is not less than 85% of fair market value at the date of grant.




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
   Performance shares may be granted based on a performance period of one or more years, as determined by the Compensation Committee. The committee must determine the performance objectives for grants of performance shares and the range of the number of shares to be paid to an employee if the relevant measure of performance is met within the performance period. Each performance share may be paid in common stock, in cash, or in a combination of shares and cash, as determined by the committee.


   The Compensation Committee may grant a SAR in connection with all or any portion of an option grant as well as independent of any option grant. A SAR entitles the participant to receive the amount by which the fair market value of a specified number of shares on the exercise dates exceeds an exercise price established by the committee. The excess amount will be payable in common stock, in cash, or in a combination of shares and cash.


   In the event of a change in control, all awards outstanding on the date of such change in control shall become immediately and fully vested and exercisable. Further, within 60 days after a change in control, in the case of any award not yet exercised, the holder of such award will be entitled to receive a cash payment. Any award granted to any person subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), must be held at least six months after the date of grant.

   Our board of directors may amend, alter or discontinue the plan and the terms of any award previously granted. However, no amendment or termination of the plan may, without the participant's consent, impair the rights of any participant under any award previously granted.

EMPLOYMENT AGREEMENTS

   The following information summarizes the employment agreements for our Chief Executive Officer and our other named executive officers who were the most highly compensated for the year ended December 31, 2003.


   Michael H. Lee. Under Mr. Lee's employment agreement, dated as of August 1, 2004, Mr. Lee has agreed to serve as our Chairman of the Board, President and Chief Executive Officer. Mr. Lee's term of service under this agreement continues for five years followed by automatic additional one-year terms unless notice not to extend the term is provided by us or Mr. Lee at least one year prior to the end of the term. Mr. Lee receives an annual base salary of $525,000 and an annual incentive bonus, to be determined by the board of directors, with the target bonus being $350,000. Mr. Lee's salary and target annual bonus are subject to review for increase at the discretion of the board of directors or a committee of the board of directors; however, they cannot be decreased below $525,000 and $350,000 respectively. Mr. Lee may also participate in certain executive benefit plans, which may include a paid country club membership up to $10,000 annually and a monthly car allowance up to $1,000. Mr. Lee may also participate in our long-term incentive plans.

   If Mr. Lee's employment terminates as a result of disability or death, Mr. Lee's employment agreement automatically terminates, and he or his designated beneficiary or administrator, as applicable, is entitled to accrued salary through the termination date and a prorated target bonus. Additionally, all of Mr. Lee's stock based awards will vest and his stock options will remain exercisable for one year after the date his employment terminates (or until the last day of the stock option term, whichever occurs first).

   If we terminate Mr. Lee's employment agreement for cause, which includes conviction of, or Mr. Lee's pleading nolo contendre to, a crime involving moral turpitude or a felony, gross negligence or gross misconduct, all of our obligations under the agreement cease. Mr. Lee will only be entitled to receive his accrued base salary and all outstanding incentive awards are forfeited. If Mr. Lee voluntarily terminates his employment agreement with us without good reason and not due to death, disability or retirement, all of our obligations under the agreement cease, and Mr. Lee will be entitled to receive his accrued base salary plus a prorated target bonus. In the case of voluntary termination, Mr. Lee will have three months (or until the last day of the stock option term, whichever occurs first) to exercise any vested stock options. All unvested incentive awards are forfeited.

   If we terminate Mr. Lee's employment without cause or if Mr. Lee terminates his employment with good reason, as defined in the employment agreement, then Mr. Lee is entitled to (i) his accrued base salary and a prorated target bonus, (ii) a cash severance payment equal to 300% of the sum of his annual base salary and the highest annual bonus paid to him within the preceding three years, (iii) the continuation of life, accident and health insurance coverage for three years and (iv) at least three months (or until the last day of the stock option term, whichever occurs first) to exercise any vested stock options. If we terminate Mr. Lee's employment agreement without cause, or if Mr. Lee terminates his employment with good reason, in anticipation of, or within the 24-month period following, a change in control, as defined in the employment agreement, Mr. Lee is also entitled to receive the foregoing benefits and is also entitled to immediate vesting of his previously unvested stock awards. The employment agreement also provides for an excise tax gross-up payment if payments received under the agreement and other payments received under other agreements or employee benefit plans result in the imposition of an excise tax under section 4999 of the Internal Revenue Code.

   If Mr. Lee retires, he receives his accrued base salary, a prorated target bonus, applicable retiree benefits and vesting of previously unvested stock awards and his stock options will remain exercisable for the full option term. Mr. Lee will be eligible to retire for purposes of his employment agreement upon attainment of age 55 with 15 years of service.

   Mr. Lee is also subject under the terms of his employment agreement non-competition provisions in the states of New York and New Jersey and to non-solicitation provisions for a period of two years after termination of employment along with ongoing confidentiality and non-disclosure requirements.


   SENIOR VICE PRESIDENTS


   Steven G. Fauth. Under Mr. Fauth's employment agreement, dated as of
August 1, 2004, Mr. Fauth has agreed to serve as Senior Vice President, Claims and General Counsel and/or in such other positions as we may assign. Mr. Fauth's term of service under this agreement continues for two years followed by automatic additional one-year terms unless notice not to extend the term is provided by us or Mr. Fauth at least one year prior to the end of the term. Mr. Fauth receives a minimum annual base salary of $292,890 and an annual incentive bonus, to be determined by the board of directors, with the target bonus being 20% of his annual base salary. Mr. Fauth's salary and target annual bonus are subject to review for increase at the discretion of the board of directors or a committee of the board of directors, however, they cannot be decreased below $292,890 and 20% respectively. Mr. Fauth may also participate in our long-term incentive plans.

   If Mr. Fauth's employment terminates as a result of disability or death, Mr. Fauth's employment agreement automatically terminates, and he or his designated beneficiary or administrator, as applicable, is entitled to accrued salary through the termination date and a prorated target bonus. Additionally, all of Mr. Fauth's stock based awards will vest and his stock options will remain exercisable for one year after the date his employment terminates (or until the last day of the stock option term, whichever occurs first).

   If we terminate Mr. Fauth's employment agreement for cause, which includes conviction of, or Mr. Fauth's pleading nolo contendre to, a crime involving moral turpitude or a felony, gross negligence or gross misconduct, or if Mr. Fauth voluntarily terminates his employment agreement with us, all of our obligations under the agreement cease and Mr. Fauth will only be entitled to receive his accrued base salary. In the case of termination for cause, all outstanding incentive awards are forfeited. In the case of voluntary termination, Mr. Fauth will have three months (or until the last day of the stock option term, whichever occurs first) to exercise any vested stock options, while all unvested incentive awards are forfeited.

   If we terminate Mr. Fauth's employment without cause or if Mr. Fauth terminates his employment with good reason, as defined in the employment agreement, then Mr. Fauth is entitled to (i) his accrued base salary and a prorated target bonus, (ii) a cash severance payment equal to 150% (200% if Mr. Fauth has been employed at least fifteen years when his employment terminates) of the sum of his annual base salary and his target annual bonus,
(iii) the continuation life, accident and health insurance coverage for one and one-half years (two years if Mr. Fauth has been employed at least fifteen years when his employment terminates) and (iv) at least three months (or until the last day of the stock option term, whichever occurs first) to exercise any vested stock options. If we terminate Mr. Fauth's employment agreement without cause, or if Mr. Fauth terminates his employment with good reason, in anticipation of, or within the 24-month period following, a change in control, as defined in the employment agreement, Mr. Fauth is also entitled to receive the foregoing benefits, except that he receives two times his annual base salary and target annual bonus and his life, accident and health benefits are continued for two years, regardless of the number of years he has been employed, and he is also entitled to immediate vesting of his previously unvested stock awards. The employment agreement also provides for an excise tax gross-up payment if payments received under the agreement and other payments received under other agreements or employee benefit plans result in the imposition of an excise tax under section 4999 of the Internal Revenue Code.

   If Mr. Fauth retires, he receives his accrued base salary through the termination date, applicable retiree benefits and vesting of previously unvested stock awards and his stock options will remain exercisable for the full option term. Mr Fauth will be eligible to retire for purposes of his employment agreement upon attainment of age 55 with 15 years of service.

   Mr. Fauth is also subject under the terms of his employment agreement to non-competition provisions in the states of New York and New Jersey and non-solicitation provisions for a period of one year after termination of employment (or for a period of two years after termination of employment if Mr. Fauth receives change in control related severance payments), along with ongoing confidentiality and non-disclosure requirements.

   Francis M. Colalucci, Ian Drachman, Christian K. Pechmann and Joel Weiner. Under their respective employment agreements, each dated as of August 1, 2004, Messrs. Colalucci, Drachman, Pechmann and Weiner have agreed to serve as our Chief Financial Officer, Chief Information Officer, Senior Vice President of Underwriting Operations and Senior Vice President of Strategic Planning and Business Analysis, respectively and/or in such other positions as we may assign. The term of service under the agreements of each of Messrs. Colalucci, Drachman, Pechmann and Weiner continues for one year, followed by automatic additional one-year terms unless a notice not to extend the term is provided by us or the employee at least three months prior to the end of the term. Messrs. Colalucci, Drachman, Pechmann and Weiner receive a minimum annual base salary of $250,000, $220,000, $250,000 and $230,000, respectively, and an annual incentive bonus, to be determined by the board of directors, with the target bonus of 20% of the annual base salary. Each salary and target annual bonus are subject to review for increase at the discretion of the board of directors or a committee of the board of directors, however, they cannot be decreased below the salaries and target bonus percentages stated above. Each of Messrs. Colalucci, Drachman, Pechmann and Weiner may also participate in our long-term incentive plans.

   If we terminate the employment of any of Messrs. Colalucci, Drachman, Pechmann or Weiner without cause or if any of them terminates his employment with good reason, as defined in the employment agreement, then the terminated employee is entitled to (i) his accrued base salary and a prorated target bonus, (ii) a cash severance payment equal to 50% (100% if the employee has been employed at least three years when his employment terminates) of the sum of his annual base salary and his target annual bonus, (iii) the continuation of health and welfare benefits for six months (one year if the employee has been employed at least three years when his employment terminates) and (iv) three months (or until the last day of the stock option term, whichever occurs first) to exercise any vested stock options. If we terminate the employment agreement without cause, or if any of Messrs. Colalucci, Drachman, Pechmann or Weiner terminates his employment with good reason, in anticipation of, or within the 24-month period following, a change in control as defined in the employment agreement, he is also entitled to receive the foregoing benefits and is also entitled to immediate vesting of his previously unvested stock awards. The employment agreements also provide for an excise tax gross-up payment if payments received under the agreement and other payments received under other agreements or employee benefit plans result in the imposition of an excise tax under section 4999 of the Internal Revenue Code.

   The retirement benefits provided under the agreements are the same as under Mr. Fauth's agreement. Mr. Drachman will be eligible to retire for purposes of his employment agreement upon attainment of age 55 with 15 years of service. Messrs. Colalucci, Pechmann and Weiner will be eligible to retire for purposes of their employment agreements upon attainment of age 62. Mr. Colalucci will also be considered to have retired for purposes of his agreement if he retires at the request of the Company before attaining age 62.

   Messrs. Colalucci, Drachman, Pechmann and Weiner are also subject under the terms of their respective employment agreements to non-competition provisions in the states of New York and New Jersey and non-solicitation provisions for a period of six months after the termination of their employment (or one year if employed at the Company for at least three years and if the Senior Vice President receives severance payments), along with ongoing confidentiality and non-disclosure requirements.

                       PRINCIPAL AND SELLING STOCKHOLDERS



   The following table sets forth information as of August 25, 2004 regarding beneficial ownership of our common stock by:


   o Each of our directors;

   o Each of our named executive officers;

   o Each person known by us to beneficially own 5% or more of our outstanding common stock;

   o Each selling stockholder; and

   o All of our directors and executive officers as a group.

   Except as stated in the footnotes, each holder listed below has sole voting power and investment power with respect to the shares of common stock beneficially owned by the holder.


                                                                    BENEFICIAL OWNERSHIP
                                                                    PRIOR TO THE OFFERING                     BENEFICIAL OWNERSHIP
                                                                             (2)                               AFTER THE OFFERING
                                                                   ----------------------                    ----------------------
                                                                                               SHARES TO
                                                                                              BE SOLD IN
NAME AND ADDRESS OF BENEFICIAL OWNER (1).......................     NUMBER     PERCENTAGE    THE OFFERING     NUMBER     PERCENTAGE
---------------------------------------------------------------    ---------   ----------    ------------    ---------   ----------
Michael H. Lee (3).............................................    1,473,757      57.2%           --         1,473,757
Steven G. Fauth (4)............................................       60,000       2.3%           --            60,000
Charles A. Bryan...............................................           --        --            --                --       --
Francis M. Colalucci (5).......................................        4,885         *            --             4,885        *
Gregory T. Doyle...............................................           --        --            --                --       --
Ian Drachman...................................................           --        --            --                --       --
Christian K. Pechmann..........................................           --        --            --                --       --
Steven W. Schuster.............................................           --        --            --                --       --
Joel S. Weiner.................................................           --        --            --                --       --
Austin Young...................................................           --        --            --                --       --
American Re-Insurance Company (6)..............................      583,333      18.8%                             --       --
Chung H. Lee...................................................      263,036      10.4%
Chong Ho Lee...................................................      246,667       9.8%
Carl P. Lee....................................................      202,381       8.0%
Leah Petro (7).................................................      189,547       7.5%
Ed Levine......................................................       78,333       3.1%
Richard R. Wolf................................................       51,667       2.0%
S.J. Partnership (8)...........................................       15,000         *
B.T. Consulting Corp. (9)......................................       16,000         *
E.A. Strategies, Inc. (10).....................................       13,723         *
George J. Daddario, Jr.........................................       10,000         *
E&H Partnership (11)...........................................        2,184         *
All directors and executive officers as a group (10 persons)
  (12).........................................................    1,538,642      58.6%

---------------
*Less than 1%.
(1) Unless otherwise stated, the address for each beneficial owner is c/o Tower Insurance Group, Inc., 120 Broadway, 14th Floor, New York, NY 10271.
(2) Includes the number of outstanding shares of common stock beneficially owned and assumes exercise of all outstanding warrants for shares of common stock as well as the exercise of all outstanding options currently exercisable or exercisable within 60 days of the date of this prospectus.


(3) Includes 50,000 shares issuable upon the exercise of stock options held by Helen Lee, Mr Lee's wife. Also includes 73,271 shares of restricted stock issued on August 1, 2004, which vest in equal installments over a four year period.


(4) Includes 50,000 shares issuable upon the exercise of stock options.

(5) Includes 4,885 shares of restricted stock issued on August 1, 2004, which vest in installments over a two and a half year period.

(6) Includes 583,333 shares of common stock issuable upon exercise of a warrant. The principal address for American Re-Insurance is 555 College Road East, Princeton, New Jersey, 08543.
(7) The principal address for Leah Petro is 457 Washington St., Duxbury, Massachusetts 02332.
(8) Jay Levy and Susan Levy are the sole general partners in S.J. Partnership. The general partners share voting and investment power with respect to the shares of common stock beneficially owned by S.J. Partnership.
(9) B.T. Consulting Corp. is owned by Barry Tash who has sole voting and investment power with respect to the shares of common stock beneficially owned by B.T. Consulting Corp.
(10) E.A. Strategies, Inc. is owned by Al Eskanazy who has sole voting and investment power with respect to the shares of common stock beneficially owned by E.A. Strategies, Inc.
(11) Ellen Levy and Howard Levy are the sole general partners of E&H Partnership. The general partners share voting and investment power with respect to the common stock beneficially owned by E&H Partnership.
(12) Includes 100,000 shares issuable upon the exercise of stock options.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   We describe below some of the transactions we have entered into with parties that are related to our company. We believe that each of the transactions described below was on terms no less favorable to us than we could have obtained from unrelated parties.


   Helen Lee, the wife of Michael H. Lee, our Chairman of the Board, President and Chief Executive Officer, provides us with consulting services with respect to producer management and business development. She was paid $81,250 in 2003 and $74,150 in 2002, when she worked as a part-time employee and a consultant for the Company. In 2001, she was employed as Senior Vice President, Marketing and was paid $175,000.

   Mr. Schuster, one of our directors, is a partner at the law firm of McLaughlin & Stern LLP, which provides legal services to the Company from time to time. During the year 2003, the Company incurred fees of $131,241 for legal services rendered by McLaughlin & Stern LLP.

                          DESCRIPTION OF CAPITAL STOCK


   The following summary of our capital stock is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated by-laws, and the outstanding warrants to purchase shares of our common stock, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part. As of June 30, 2004, there were 13 record holders of our common stock, 37 record holders of options currently exercisable (21 of which are fully vested) and 1 record holder of warrants currently exercisable for shares of our common stock. In this section, "we," "us" and "our" refer to Tower and not any of its subsidiaries.


COMMON STOCK


   We are authorized to issue up to an aggregate of 40 million shares of common stock, $.01 par value per share, of which 2,448,574 shares of common stock were outstanding as of June 30, 2004. Immediately after the completion of this
offering,   shares of common stock (   shares of common stock if the
underwriters exercise their over-allotment option in full) will be outstanding. Except as described below, our common stock will have no preemptive rights or other rights to subscribe for additional common stock, and no rights of redemption, conversion or exchange. In the event of liquidation, dissolution or winding-up, the holders of our common stock are entitled to share equally in our assets, if any remain after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred shares. All of the common stock issued in connection with the offering will be, when issued, fully paid and nonassessable. Holders of our common stock are entitled to receive dividends as may be lawfully declared from time to time by our board of directors.


PREFERRED STOCK


   Under our certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by law, without further stockholder approval, from time to time to issue up to an aggregate of two million shares of preferred stock, $0.01 par value per share, in one or more series and to fix or alter the designations, rights, preferences and any qualifications, limitations or restrictions of the shares of each of these series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control. As of June 30, 2004, 30,000 shares of preferred stock were issued and outstanding (our "Series A Preferred Stock"), all of which was held by Am Re. Each share of our Series A Preferred Stock is entitled to one vote in any matter in which the holders of our Series A Preferred Stock may vote. The holders of the Series A Preferred Stock, voting separately as a class, are entitled to elect one member of our board of directors (two directors if dividends are in arrears for two or more consecutive quarters or for four or more quarters), but do not otherwise have voting rights. Am Re has not elected a member of our board of directors.


   Our Series A Preferred Stock may, at our option, be redeemed, in whole or from time to time in part, at any time at the liquidation preference amount of $50.00 per share, plus accrued and unpaid dividends (the "Redemption Price"). In January 2004, we redeemed 30,000 shares, or one-half of the total shares of our Series A Preferred Stock then outstanding, at the Redemption Price. As discussed below, prior to the completion of this offering a portion of the shares of Series A Preferred Stock held by Am Re (valued at the Redemption Price) will be tendered by Am Re to the Company as payment of the exercise price for the Warrant held by Am Re. The remaining shares of Series A Preferred Stock held by Am Re will be redeemed prior to the completion of this offering, such that no preferred stock will be issued or outstanding upon completion of this offering.

WARRANTS

   Am Re holds an outstanding warrant to purchase 583,333 shares of our common stock (the "Warrant"). Am Re has agreed to exercise the Warrant in full pursuant to a cashless exercise provision prior to completion of this offering
and to sell all       shares of our common stock received by Am Re upon such
exercise (based upon an assumed initial offering price of $    per share, the
midpoint of the price range set forth on the cover page of this prospectus), representing % of our outstanding common stock immediately after this offering (calculated on a diluted basis assuming the issuance of shares of common stock in this offering), as a selling stockholder in this offering. The exercise price per share is $1.3714.

   We have agreed to issue Friedman, Billings, Ramsey & Co., Inc. warrants to
purchase   shares of our common stock at the same price as the common stock sold in this offering. See "Underwriting."

PXRE OPTION

   Pursuant to an agreement dated as of June 30, 2001, PXRE Reinsurance Ltd., a company organized under the laws of Bermuda ("PXRE Bermuda"), holds an option to purchase 333,000 shares of our common stock at an exercise price of $30.00 per share (the "PXRE Option"). As discussed below, the PXRE Option is subject to termination upon the satisfaction of certain conditions. The PXRE Option is exercisable on or after June 30, 2006 and expires on July 31, 2006. The exercise price of the PXRE Option will be subject to adjustment in respect of events that may have a dilutive effect on the holder's underlying share ownership interest, such as a stock split, reverse stock split, stock dividend, reclassification, recapitalization, merger or consolidation.

   In the event PXRE Bermuda desires to sell or transfer any shares received upon the exercise of the PXRE Option, PXRE Bermuda must deliver to us a written notice of its intention or desire to sell or transfer any or all of such shares to a third person. We hold the irrevocable and exclusive first option, but not the obligation, within 30 days to purchase all of such shares on the same terms and conditions offered to such third person.

   PXRE Bermuda's right to exercise the PXRE Option terminates if we satisfy each of the following conditions: (i) we cause TICNY to grant PXRE Bermuda a right of refusal with respect to all quota share reinsurance cessions made by TICNY during the period between June 30, 2001 and December 31, 2005; and (ii) we cause TICNY or TRM to present reinsurance submissions to PXRE Bermuda involving gross premiums written of at least $25 million per year during each calendar year commencing 2001 through 2005. We have received from PXRE Bermuda a confirmation that the above conditions for terminating the PXRE Option have been satisfied through 2004, and we have taken and intend to take such further action as may be necessary to satisfy such conditions with respect to 2005, such that the PXRE Option will be terminated.

ISSUANCE OF SHARES

   Subject to our by-laws and Delaware law, our board of directors has the power to issue any of our unissued shares as it determines, including the issuance of any shares or class of shares with preferred, deferred or other special rights.

CHANGE OF CONTROL RELATED PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND BY-LAWS, AND DELAWARE LAW

   A number of provisions in our amended and restated certificate of incorporation and amended and restated by-laws and the laws of the State of Delaware deal with matters of corporate governance and the rights of stockholders. The following discussion is a general summary of selected provisions of our amended and restated certificate of incorporation and amended and restated by-laws that might be deemed to have an anti-takeover effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by our board of directors but which individual stockholders might consider favorable. The following description of selected provisions of our amended and restated certificate of incorporation and amended and restated by-laws and selected provisions of the Delaware General Corporation Law are necessarily general and we refer you in each case to our amended and restated certificate of incorporation and amended and restated by-laws, which are filed as exhibits to our registration statement, and to the provisions of those laws.

   Classified Board of Directors; Removal of Directors; Filling of Vacancies

   Upon completion of this offering, our board of directors will be divided into three classes, as nearly equal in number as possible. After their initial term following this offering, directors in each class will serve

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
for a term of three years. See the table set forth under "Management-Directors." The classes serve staggered terms, such that the term of one class of directors expires each year. As a result, any effort to obtain control of our board of directors by causing the election of a majority of the board of directors may require more time than would be required without a staggered election structure.

   Our by-laws provide that the stockholders may not remove directors except for cause by a vote of a majority of the voting power of the shares entitled to vote in an election of directors. A majority of the board of directors then in office can also remove directors for cause. This may have the effect of slowing or impeding a change in membership of our board of directors that would effect a change of control.

   Any vacancy in our board of directors caused by any removal of a director by the stockholders at a meeting may be filled by the stockholders at the same meeting. Any vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors or resulting from the removal of a director for cause where the stockholders have not filled the vacancy, may be filled by the vote of a majority of the directors then in office, although less than a quorum. If the vacancy is not so filled, it shall be filled by the stockholders at the next annual meeting of stockholders. The stockholders are not permitted to fill vacancies between annual meetings except where the vacancy resulted from a removal by the stockholders for cause, and then only at the meeting where such removal occurs. These provisions give incumbent directors significant authority that may have the effect of limiting the ability of stockholders to effect a change in our board of directors or management.

   Our board of directors has the power to increase the number of directors up to a maximum of 13 directors and any vacancies created by such increase may be filled by the vote of a majority of the directors then in office, although less than a quorum. This provision may have the effect of limiting the ability of stockholders to effect a change in our board of directors or management.

   Power to Call Special Meetings of Stockholders; Advance Notice Provisions for Nomination of Directors and Presentation of New Business at Meetings of Stockholders; Action by Written Consent

   Our by-laws provide that, unless otherwise required by law, special meetings of stockholders may be called at any time only by the chairman of the board of directors, the chief executive officer, the president or by the board of directors pursuant to a resolution passed by a majority of the entire board of directors. Stockholders are not entitled to call special meetings. This provision may have the effect of limiting the ability of stockholders to effect a change in our board of directors or management or to accomplish transactions that stockholders may otherwise deem to be in their best interest.

   Our by-laws require stockholders to provide timely notice in writing to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders. In the case of an annual meeting, notice is timely in the following circumstances:

   o If we provided a notice of annual meeting of stockholders in the previous year, then a stockholder's notice must be delivered to or mailed to and received at our principal executive offices not less than 90 nor more than 120 days before the first anniversary of the date of the prior year's annual meeting and in any event at least 45 days prior to the first anniversary of the date on which we first mailed our proxy materials for the prior year's annual meeting.

   o If no proxy materials were mailed by us in connection with the preceding year's annual meeting, or if we have changed the date of the meeting to be more than 30 calendar days earlier or 70 calendar days after the anniversary for the prior meeting, different notice provisions apply. In these instances, we must receive notice from the stockholder no later than 90 days before the annual meeting or within 10 days following the date on which notice of the date of the meeting is given to stockholders or made public, whichever occurs first, and not earlier than 120 days before the annual meeting.

   In the case of a special meeting of stockholders, the only business that may be brought before a special meeting is that set forth in the notice of the meeting given by the company. The by-laws also specify the form and content of a stockholder's notice.

   In addition, under the provisions of our amended and restated certificate of incorporation and amended and restated by-laws, action may not be taken by written consent of stockholders; rather, any action taken by the stockholders must be effected at a duly called meeting.

   These provisions may make it more difficult for stockholders to place a proposal or nomination on the meeting agenda and therefore may reduce the likelihood that stockholders will seek to take independent action to replace directors or seek a stockholder vote with respect to other matters that are not supported by management.

   Supermajority Voting Requirement for Amendment of Certain Provisions of our Certificate of Incorporation.

   Our certificate of incorporation requires the affirmative vote of at least 75% of the total voting power of the outstanding shares entitled to vote at an election of directors to amend or repeal the provisions of the certificate of incorporation with respect to:

   o the election of directors;

   o provisions relating to the liability of our directors;

   o the provisions of our certificate of incorporation with respect to amendments to our certificate of incorporation; and

   o any provisions inconsistent with such provisions.

   Blank Check Preferred Stock

   Our certificate of incorporation authorizes our board of directors, without stockholder approval, to issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of our common shares. See "--Preferred Stock." This right of issuance could deter unsolicited acquisition proposals.

   Delaware Corporate Law Anti-Takeover Provisions

   Pursuant to Section 203 of the Delaware General Corporation Law, with certain exceptions, a publicly-held Delaware corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations and sales of assets, with an "interested stockholder," as defined below, for a period of three years from the date that such person became an interested stockholder unless:

   o the transaction that results in a person's becoming an interested stockholder or the business combination is approved by the board of directors of the corporation before the person becomes an interested stockholder;

   o upon consummation of the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder owns 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned by certain employee stock plans; or

   o on or after the time the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by holders of at least two-thirds of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder, at a meeting of stockholders.

   Under Section 203, an "interested stockholder" is defined as any person, other than the corporation and any direct or indirect majority-owned subsidiary, that is:

   o the owner of 15% or more of the outstanding voting stock of the corporation; or

   o an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

   Section 203 does not apply to a corporation that so provides in an amendment to its certificate of incorporation or by-laws passed by a majority of its outstanding shares at any time. Such stockholder action does not become effective for 12 months following its adoption and would not apply to persons who were already interested stockholders at the time of the amendment. Our amended and restated certificate of incorporation does not exclude us from the restrictions imposed under Section 203.

   Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors or management. It is further possible that such provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interest.

LISTING

   We have applied to list our common stock on the Nasdaq National Market under the symbol "TWGP."

TRANSFER AGENT AND REGISTRAR

   The transfer agent and registrar for the common stock will be The Bank of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE


   Upon completion of the offering we will have a total of   shares of common
stock outstanding ( shares if the underwriters exercise the over-allotment option in full). All of the shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act") by persons other than our "affiliates." Under the Securities Act, an "affiliate" of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company.

   The remaining shares of common stock outstanding will be "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144.

   We, our executive officers and directors and the selling stockholders have agreed that, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc. (the "Representative"), we will not, during the period ending 180 days after the date of this prospectus:

   o offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer to dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock; or

   o enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The Representative does not intend to release any portion of the common stock subject to the foregoing lock-up agreements; however the Representative, in its sole discretion, may release any of the common stock from the lock-up agreements prior to expiration of the 180-day period without notice. In considering a request to release shares from a lock-up agreement, the Representative will consider a number of factors, including the impact that such a release would have on this offering and the market for our common stock and the equitable considerations underlying the request for releases.

   In general, under Rule 144 a person (or persons whose shares are aggregated), including any person who may be deemed our affiliate, is entitled to sell within any three-month period a number of restricted securities that does not exceed the greater of 1% of the then outstanding shares of common stock and the average weekly trading volume in the over-the-counter market during the four calendar weeks preceding each such sale, provided that at least one year has elapsed since such shares were acquired from us or any affiliate of ours and certain manner of sale, notice requirements and requirements as to availability of current public information about us are satisfied. Any person who is deemed to be our affiliate must comply with the provisions of Rule 144 (other than the one year holding period requirement) in order to sell shares of common stock which are not restricted securities (such as shares acquired by affiliates either in the offering or through purchases in the open market following the offering). In addition, under Rule 144(k) a person who is not our affiliate and who has not been our affiliate at any time during the 90 days preceding any sale is entitled to sell such shares without regard to the foregoing limitations, provided that at least two years have elapsed since the shares were acquired from us or any affiliate of ours.


   As of June 30, 2004, we had warrants currently exercisable for 583,333 shares of common stock, all of which are being exercised in connection with this offering, and have granted options to purchase a total of 199,000 shares of common stock that were fully vested with respect to 187,300 shares of common stock.

   We have agreed to issue to FBR warrants to purchase      shares of our
common stock (which represents 1.4 percent of the number of shares of our common stock offered in this offering, excluding shares subject to the over-allotment option) at the same price as the common stock sold in this offering. The warrants are exercisable for a term of four years beginning on the first anniversary of the date of this prospectus and expiring on the fifth anniversary of the date of this prospectus, and are restricted from sale, transfer, assignment or hypothecation for a period of 180 days from the effective date of this offering except to officers or partners of FBR and members of the selling group and their officers or partners. We have granted FBR registration rights with respect to the shares issuable upon exercise of the warrants.


   Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register common stock issued or reserved for issuance under the 2004 Long Term Equity Compensation Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. We expect that the Registration Statement on
Form S-8 will cover   shares and options.

   No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

                                  UNDERWRITING

   Subject to the terms and conditions set forth in the underwriting agreement between us, the selling stockholders and the underwriters named below, for whom Friedman, Billings, Ramsey & Co., Inc. ("FBR") is acting as Representative, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the following respective number of shares of common stock:

   UNDERWRITER                                                     NUMBER OF SHARES
    ------------------------------------------------------------   ----------------
   Friedman, Billings, Ramsey & Co., Inc. ......................
      Total ....................................................


   We and some of the selling stockholders have granted the underwriters an option exercisable during the 30-day period after the date of this prospectus to purchase on a pro rata basis, at the public offering price less
underwriting discounts and commissions, up to an additional     shares and
shares, respectively of common stock for the sole purpose of covering over-allotments, if any. To the extent that the underwriters exercise the option, the underwriters will be committed, subject to certain conditions, to purchase that number of additional shares.

   Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus other than the shares subject to the over-allotment option, if any shares are purchased. We and the selling stockholders have agreed to indemnify the underwriters against certain civil liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities.

   The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such offering price less a concession not
to exceed $    per share. The underwriters may allow, and such dealers may re-
allow, a discount not to exceed $    per share to certain other dealers.

   The following tables provide information regarding the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to additional shares.

                                         NO EXERCISE OF          FULL EXERCISE OF
   PAID BY US                         OVER-ALLOTMENT OPTION   OVER-ALLOTMENT OPTION
    ------------------------------    ---------------------   ---------------------
   Per Share .....................             $                       $
   Total .........................             $                       $


                                         NO EXERCISE OF          FULL EXERCISE OF
   PAID BY SELLING STOCKHOLDERS       OVER-ALLOTMENT OPTION   OVER-ALLOTMENT OPTION
    ------------------------------    ---------------------   ---------------------
   Per Share .....................             $                       $
   Total .........................             $                       $



   In addition to the underwriting discounts and commissions to be paid by us,
we have agreed to issue FBR warrants to purchase       shares of our common
stock (which represents 1.4 percent of the number of shares of our common stock offered in this offering, excluding shares subject to the over-allotment option) at the same price as the common stock sold in this offering. The warrants are exercisable for a term of four years beginning on the first anniversary of the date of this prospectus and expiring on the fifth anniversary of the date of this prospectus, and are restricted from sale, transfer, assignment or hypothecation for a period of 180 days from the effective date of this offering except to officers or partners of FBR and members of the selling group and their officers or partners. We have granted FBR registration rights with respect to the shares issuable upon exercise of the warrants. We have also agreed to reimburse FBR for certain of its reasonable expenses incurred in connection with this offering up to $500,000.


   FBR may provide us with investment banking and financial advisory services in the future, for which it may receive customary compensation. In this regard, for a period of two years from the date of completion of the offering, we have agreed to grant FBR the right of first refusal to act as lead underwriter and sole book-runner or placement agent in connection with any public or private offering of our equity or debt securities or other capital markets financing (excluding participation in the sale of capital securities in conjunction with our issuance of subordinated debt securities in a pooling with other insurance companies, and the issuance of securities issued in connection with employee benefit plans or the restructuring of Tower at or prior to this offering).

   We estimate that the total expenses of the offering payable by us, excluding
underwriting discounts and commissions, will be approximately $   .

   In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price our common stock. Specifically, the underwriters may over-allot this offering by selling more than the number of shares of common stock offered by this prospectus, creating a syndicate short position. In addition, the underwriters may bid for and purchase common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. Finally, the underwriters may reclaim selling concessions from dealers if shares of our common stock sold by such dealers are repurchased in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. These transactions may be effected in the over-the-counter market or otherwise. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   We, our executive officers and directors and the selling stockholders have agreed that, without the prior written consent of the Representative, we will not, during the period ending 180 days after the date of this prospectus:

   o offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer to dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock; or

   o enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The Representative does not intend to release any portion of the common stock subject to the foregoing lock-up agreements; however the Representative, in its sole discretion, may release any of the common stock from the lock-up agreements prior to expiration of the 180-day period without notice. In considering a request to release shares from a lock-up agreement, the Representative will consider a number of factors, including the impact that such a release would have on this offering and the market for our common stock and the equitable considerations underlying the request for releases.

   The underwriters have reserved for sale, at the initial offering price, shares of common stock for certain of our officers, employees and brokers and agents who have expressed an interest in purchasing common stock in the offering. The number of shares of common stock available to the general public in the offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

   The underwriters have informed us that they do not intend to make sales of our common stock offered by this prospectus to accounts over which they exercise discretionary authority.

   Prior to the completion of this offering, there has been no public market for the shares. The initial public offering price will be negotiated by us and the Representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

   FBR will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. FBR intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by FBR. Other than the prospectus in electronic format, the information on the FBR web site is not part of this prospectus.

   We have applied to list our common stock on the Nasdaq National Market under the symbol "TWGP."

                                 LEGAL MATTERS

   Certain legal matters in connection with this offering will be passed upon for us by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York, and for the underwriters by Lord, Bissell & Brook LLP, Chicago, Illinois.

                                    EXPERTS

   The audited consolidated financial statements of Tower and its subsidiaries included in this prospectus have been audited by Johnson Lambert & Co., independent auditors, as stated in their reports appearing elsewhere in this prospectus and in the registration statement, and are included in reliance upon their authority as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a web site maintained by the SEC. The address of this site is http://www.sec.gov.

   Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC's web site. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by, reported on, and with an opinion expressed by an independent accounting firm.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                               TOWER GROUP, INC.



                                                                                                       PAGE NO.
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2004 AND DECEMBER 31, 2003, FOR THE
THREE MONTHS ENDED JUNE 30, 2004 AND FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
Consolidated Balance Sheets ........................................................................      F-2
Consolidated Statements of Income and Comprehensive Net Income .....................................      F-4
Consolidated Statements of Changes in Stockholders' Equity .........................................      F-5
Consolidated Statements of Cash Flows ..............................................................      F-6
Notes to Consolidated Financial Statements .........................................................      F-8
AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001
Report of Independent Auditors .....................................................................     F-13
Consolidated Balance Sheets ........................................................................     F-14
Consolidated Statements of Income and Comprehensive Net Income .....................................     F-16
Consolidated Statements of Changes in Stockholders' Equity .........................................     F-17
Consolidated Statements of Cash Flows ..............................................................     F-18
Notes to Consolidated Financial Statements .........................................................     F-20

                               TOWER GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS




                                                       JUNE 30,
                                                         2004       DECEMBER 31,
                                                      (UNAUDITED)       2003
                                                      -----------   ------------
                                                           ($ IN THOUSANDS)
                      ASSETS
Fixed-maturity securities, available-for-sale, at
  fair value (amortized cost $101,394 and $53,265)     $100,382       $ 54,545
Equity securities, at fair value (cost $1,877 in
  2004 and 2003)..................................        2,234          2,184
Short-term investments ...........................        9,217          9,407
                                                       --------       --------
   Total investments..............................      111,833         66,136
Cash and cash equivalents ........................       18,466         20,932
Investment income receivable .....................          982            552
Agents' balances receivable ......................       27,241         21,952
Assumed premiums receivable ......................        1,015            997
Receivable for cancelled reinsurance .............           --         15,748
Contingent commission receivable .................        8,419          7,983
Notes and accrued interest receivable from
  related parties.................................        1,446          1,421
Reinsurance recoverable ..........................       99,485         84,760
Receivable -- claims paid by agency ..............        2,334          1,812
Prepaid reinsurance premiums .....................       52,404         55,645
Deferred acquisition costs net of deferred ceding
  commission revenue..............................        4,252            573
Deferred income taxes ............................        2,231          2,033
Fixed assets, net of accumulated depreciation ....        4,714          4,040
Other assets .....................................        2,633          1,388
                                                       --------       --------
   TOTAL ASSETS...................................     $337,455       $285,972
                                                       ========       ========





                                                       (Continued on next page)

                               TOWER GROUP, INC.


                                                       JUNE 30,
                                                         2004       DECEMBER 31,
                                                      (UNAUDITED)       2003
                                                      -----------   ------------
                                                       ($ IN THOUSANDS, EXCEPT
                                                            PAR VALUE AND
                                                            SHARE AMOUNTS)
       LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Loss and loss adjustment expenses ................     $115,507       $ 99,475
Unearned premium .................................       80,844         70,248
Reinsurance balances payable .....................       17,682         20,788
Payable to issuing carriers ......................       17,500         12,726
Funds held as agent ..............................          721            796
Funds held under reinsurance agreement ...........       45,513         24,943
Accounts payable and accrued expenses ............        3,127          4,934
Bank overdrafts and checks outstanding ...........        6,818          4,936
Payable for securities ...........................        6,850          3,004
Dividends payable to stockholders ................          167            160
Federal and state income taxes payable ...........        1,152          1,019
Deferred compensation liability ..................          330          1,294
Subordinated debentures ..........................       20,000         20,000
Long-term debt -- CIT ............................        5,175          5,588
Series A cumulative redeemable preferred stock ...        1,500          3,000
                                                       --------       --------
   TOTAL LIABILITIES..............................      322,886        272,911
                                                       --------       --------
STOCKHOLDERS' EQUITY
Class A common stock ($0.01 par value per share;
  4,000,000 shares authorized, 1,149,964 shares
  issued and 1,098,538 outstanding in 2004 and
  2003)...........................................           12             12
Class B common stock ($0.01 par value per share;
  4,000,000 shares authorized, 1,350,036 shares
  issued and outstanding in 2004 and 2003)........           13             13
Paid-in-capital ..................................        2,305          2,305
Accumulated other comprehensive net income .......         (432)         1,048
Retained earnings ................................       13,185         10,197
Treasury stock--Class A common stock (51,426
  shares in 2004 and 2003 at cost)................         (514)          (514)
                                                       --------       --------
   TOTAL STOCKHOLDERS' EQUITY.....................       14,569         13,061
                                                       --------       --------
   TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK
    AND STOCKHOLDERS' EQUITY .....................     $337,455       $285,972
                                                       ========       ========






        See accompanying notes to the consolidated financial statements.

                               TOWER GROUP, INC.

         CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE NET INCOME
                                  (UNAUDITED)



                                                                                   THREE MONTHS ENDED          SIX MONTHS ENDED
                                                                                        JUNE 30,                   JUNE 30,
                                                                                 -----------------------    -----------------------
                                                                                   2004          2003          2004         2003
                                                                                ----------    ----------    ----------   ----------
                                                                                     ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES
 Net premiums earned ........................................................   $    9,515    $    5,587    $   17,445   $   10,305
 Ceding commission revenue ..................................................       10,750         8,339        21,051       17,855
 Insurance services revenue .................................................        4,681         2,886         7,205        4,767
 Net investment income ......................................................        1,099           575         1,863        1,082
 Net realized gains (losses) on investments .................................          (13)          416            (2)         449
 Policy billing fees ........................................................          158           146           332          269
                                                                                ----------    ----------    ----------   ----------
    Total revenues ..........................................................       26,190        17,949        47,894       34,727
                                                                                ----------    ----------    ----------   ----------
EXPENSES
 Loss and loss adjustment expenses ..........................................        5,892         3,640        10,909        6,782
 Direct commission expense ..................................................        8,568         5,994        15,654       12,430
 Other operating expenses ...................................................        7,727         5,730        14,504       10,891
 Interest Expense ...........................................................          724           271         1,375          446
                                                                                ----------    ----------    ----------   ----------
    Total expenses ..........................................................       22,911        15,635        42,442       30,549
                                                                                ----------    ----------    ----------   ----------
Income before income taxes ..................................................        3,279         2,314         5,452        4,178
Income tax expense ..........................................................        1,280           828         2,131        1,614
                                                                                ----------    ----------    ----------   ----------
    Net Income ..............................................................   $    1,999    $    1,486    $    3,321   $    2,564
                                                                                ==========    ==========    ==========   ==========
COMPREHENSIVE NET INCOME
 Net income .................................................................   $    1,999    $    1,486    $    3,321   $    2,564
 Other comprehensive income:
   Gross unrealized (losses) gains in investment holding gains arising during
     period..................................................................       (3,191)        1,010        (2,244)       1,030
   Less: reclassification adjustment for gains (losses) included in net
     income..................................................................           13          (416)            2         (449)
                                                                                ----------    ----------    ----------   ----------
                                                                                    (3,178)          594        (2,242)         581
   Income tax benefit/(expense) related to items of other comprehensive
     income..................................................................        1,080          (203)          762         (198)
                                                                                ----------    ----------    ----------   ----------
   Total other comprehensive net (loss) income...............................       (2,098)          391        (1,480)         383
                                                                                ----------    ----------    ----------   ----------
COMPREHENSIVE NET INCOME (LOSS) .............................................   $      (99)   $    1,877    $    1,841   $    2,947
                                                                                ==========    ==========    ==========   ==========
EARNINGS PER SHARE
 Basic earnings per common share ............................................   $     0.82    $     0.56    $     1.36   $     0.96
                                                                                ==========    ==========    ==========   ==========
 Diluted earnings per common share ..........................................   $     0.63    $     0.45    $     1.05   $     0.77
                                                                                ==========    ==========    ==========   ==========
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING:
 Basic ......................................................................    2,448,574     2,500,000     2,448,574    2,500,000
 Diluted ....................................................................    3,233,261     3,196,333     3,207,209    3,196,583




        See accompanying notes to the consolidated financial statements.

                               TOWER GROUP, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                  (UNAUDITED)

                                ($ IN THOUSANDS)




                                                                               ACCUMULATED
                                               CLASS A   CLASS B                  OTHER                                   TOTAL
                                     COMMON    COMMON     COMMON    PAID-IN   COMPREHENSIVE    RETAINED    TREASURY   STOCKHOLDERS'
                                      STOCK     STOCK     STOCK     CAPITAL     NET INCOME     EARNINGS     STOCK         EQUITY
                                     ------    -------   -------    -------   -------------    --------    --------   -------------
Balance at December 31, 2002 .....    $ 25       $--       $--      $2,305       $   966        $ 5,771     $  --        $ 9,067
   Capital restructuring..........     (25)       12        13                        --             --      (514)          (514)
   Stock purchase.................      --        --        --          --            --             --        --             --
   Dividends paid or declared.....      --        --        --          --            --         (1,534)       --         (1,534)
   Net income.....................      --        --        --          --            --          2,564        --          2,534
   Net unrealized appreciation on
    securities available for
    sale, net of income tax ......      --        --        --          --           383             --        --            383
                                      ----       ---       ---      ------       -------        -------     -----        -------
  Balance at June 30, 2003........      --        12        13       2,305         1,349          6,801      (514)         9,966
                                      ====       ===       ===      ======       =======        =======     =====        =======
  Balance at December 31, 2003....      --        12        13       2,305         1,048         10,197      (514)        13,061
   Dividends paid or declared.....      --        --        --          --            --           (333)       --           (333)
   Net income.....................      --        --        --          --            --          3,321        --          3,321
   Net unrealized appreciation on
    securities available for
    sale, net of income tax ......      --        --        --          --        (1,480)            --        --         (1,480)
                                      ----       ---       ---      ------       -------        -------     -----        -------
  Balance at June 30, 2004........    $ --       $12       $13      $2,305       $  (432)       $13,185     $(514)       $14,569
                                      ====       ===       ===      ======       =======        =======     =====        =======




        See accompanying notes to the consolidated financial statements.

                               TOWER GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)



                                                                                          THREE MONTHS ENDED     SIX MONTHS ENDED
                                                                                               JUNE 30,              JUNE 30,
                                                                                          ------------------    -------------------
                                                                                           2004       2003        2004       2003
                                                                                         -------    --------    --------   --------
                                                                                                      ($ IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..........................................................................   $ 1,999    $  1,486    $  3,321   $  2,564
  Adjustments to reconcile net income to net cash provided by (used in) operations:
   Gain on sale of investments........................................................        13        (416)          2       (449)
   Depreciation and amortization......................................................       467         304         898        514
   Amortization of bond premium or discount...........................................        27         (92)         73        (48)
   Amortization of debt issuance costs................................................        13          --          26         --
   Deferred income taxes..............................................................       415         608         564      1,106
  (Increase) decrease in assets:
   Investment income receivable.......................................................      (322)         23        (430)       (36)
   Agents' balances receivable........................................................    (8,184)     (5,821)     (5,288)      (786)
   Assumed premiums receivable........................................................      (252)        223         (17)       (60)
   Receivable for cancelled reinsurance...............................................        --          --      15,748         --
   Contingent commission receivable...................................................      (436)         --        (436)        --
   Reinsurance recoverable............................................................    (7,521)    (11,833)    (15,322)   (25,228)
   Prepaid reinsurance premiums.......................................................      (948)     (2,255)      3,241         53
   Deferred acquisition costs, net....................................................    (1,627)     (2,958)     (3,679)    (5,274)
   Other assets.......................................................................      (524)        (55)     (1,271)      (419)
  Increase (decrease) in liabilities:
   Loss and loss adjustment expenses..................................................     7,878       9,122      16,032     22,302
   Unearned premium...................................................................     7,926       6,875      10,596      9,083
   Bank overdrafts and checks outstanding.............................................       933         869       1,882        955
   Reinsurance balances payable.......................................................     1,758       8,826      (3,106)    (5,272)
   Payable to issuing carriers........................................................     8,074      (1,625)      4,774       (426)
   Accounts payable and accrued expenses..............................................       250         108      (1,807)    (3,762)
   Federal and state income taxes payable.............................................        10         279         133     (1,209)
   Funds held under reinsurance agreement.............................................     9,314        (101)     20,570       (101)
   Deferred compensation liability....................................................      (987)         21        (964)        42
                                                                                         -------    --------    --------   --------
Net cash flows provided by (used in) operations ......................................    18,276       3,588      45,540     (6,451)
                                                                                         -------    --------    --------   --------



                                                       (Continued on next page)

                               TOWER GROUP, INC.

                                  (UNAUDITED)



                                                                                         THREE MONTHS ENDED      SIX MONTHS ENDED
                                                                                              JUNE 30,               JUNE 30,
                                                                                         -------------------    -------------------
                                                                                          2004        2003        2004       2003
                                                                                        --------    --------    --------   --------
                                                                                                      ($ IN THOUSANDS)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets...........................................................   $   (424)   $   (415)   $ (1,571)  $   (904)
  Purchase of investments:
   Fixed-maturity securities.........................................................    (35,210)     (7,075)    (53,530)    (7,075)
   Short-term investments, net.......................................................       (349)     (4,694)        190     (1,860)
  Sale of investments:
   Fixed-maturity securities.........................................................      4,135       3,944       5,324      5,433
   Equity securities.................................................................         --          --          --         25
   Payable for securities............................................................      1,913       1,293       3,846      1,293
                                                                                        --------    --------    --------   --------
  Net cash flows (used in) provided by investing activities:.........................    (29,935)     (6,947)    (45,741)    (3,088)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of sinking fund-redeemable preferred stock...............................         --          --      (1,500)        --
  Proceeds from repurchase obligation................................................         --      10,645          --     29,650
  Repayment of repurchase obligation.................................................         --     (15,145)         --    (32,650)
  Proceeds from issuance of subordinated debentures..................................         --       9,699          --      9,699
  Proceeds from long-term debt -- CIT................................................         --          --          --      3,000
  Repayment of long-term debt -- CIT.................................................       (225)       (112)       (413)      (188)
  Proceeds from surplus note.........................................................         --          --          --     10,000
  Increase in notes receivable from related parties..................................        (14)        588         (25)       (23)
  Stock repurchase...................................................................         --        (514)         --       (514)
  Dividends paid.....................................................................       (167)       (805)       (327)    (1,001)
                                                                                        --------    --------    --------   --------
  Net cash flows provided by (used in) financing activities..........................       (406)      4,356      (2,265)    17,973
                                                                                        --------    --------    --------   --------
  Change in cash and cash equivalents................................................    (12,065)        997      (2,466)     8,434
  Cash and cash equivalents, beginning of period.....................................     30,531      10,836      20,932      3,399
                                                                                        --------    --------    --------   --------
  Cash and cash equivalents, end of period...........................................   $ 18,466    $ 11,833    $ 18,466   $ 11,833
                                                                                        ========    ========    ========   ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for income taxes.........................................................   $  1,891    $    685       3,267      3,119
  Cash paid for interest.............................................................   $    436    $    136    $    830   $    278




        See accompanying notes to the consolidated financial statements.

                               TOWER GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


BASIS OF PRESENTATION

   These financial statements and the notes thereto should be read in conjunction with the Company's audited financial statements and accompanying notes for the year ended December 31, 2003.

   The consolidated financial statements reflect all normal recurring adjustments that were, in the opinion of management, necessary to present a fair statement of the results for the interim periods. The results of operations for the three months and six months ended June 30, 2004 are not necessarily indicative of the results expected for the full year.

SEGREGATED ASSETS

   To reduce TICNY's credit exposure to reinsurance, quota share reinsurance agreements effective October 2, 2003 and January 1, 2004 were placed on a "funds withheld" basis. Under these agreements TICNY places the collected ceded premiums written, net of commissions, in segregated trusts for the benefit of TICNY and the reinsurers. TICNY may withdraw funds for loss and loss adjustment expense payments and commission adjustments. Segregated assets in trust accounts amounted to $45.5 million as of June 30, 2004. The Company is obliged under the reinsurance agreements to credit reinsurers with a 2.5% annual effective yield on the monthly balance in the segregated trust accounts. The amounts credited for the three months and six months ended
June 30, 2004 were $0.2 million and $ 0.4 million, respectively, and have been recorded as interest expense.

   A letter of credit in the amount of $19 million posted by Tokio Millennium Re Ltd. as of December 31, 2003 was replaced by a Regulation 114 trust established by Tokio Millennium Re Ltd. for the benefit of TICNY in the first quarter of 2004. The amount of this Regulation 114 trust remains the same at $19 million as of June 30, 2004. As of June 30, 2004, additional letters of credit collateralizing reinsurance recoverables were secured from Endurance Specialty Insurance, Ltd. ($0.8 million), Hannover Reinsurance (Ireland) Limited ($3.7 million) and E&S Reinsurance (Ireland) Limited ($0.9 million).

EARNINGS PER SHARE

   The following table shows the computation of the Company's earnings per share ($ in thousands, except shares and per share amounts):





                                                                                              INCOME         SHARES       PER SHARE
                                                                                           (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                                                                           -----------    -------------   ---------
THREE MONTHS ENDED JUNE 30, 2004
Net income.............................................................................       $1,999
Less: preferred stock dividends (1)....................................................           --
                                                                                              ------
Basic EPS..............................................................................        1,999        2,448,574       $0.82
                                                                                              ------        ---------       =====
Effect of dilutive securities:
 Stock options.........................................................................           --          149,250
 Restricted Stock......................................................................           --           52,104
 Warrants..............................................................................           21          583,333
                                                                                              ------        ---------
Diluted EPS............................................................................       $2,020        3,233,261       $0.63
                                                                                              ======        =========       =====


                                                                                              INCOME         SHARES       PER SHARE
                                                                                           (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                                                                           -----------    -------------   ---------
THREE MONTHS ENDED JUNE 30, 2003
Net income.............................................................................       $1,486
Less: preferred stock dividends........................................................         (79)
                                                                                              ------
Basic EPS..............................................................................        1,407        2,500,000       $0.56
                                                                                              ======        =========       =====
Effect of dilutive securities:
 Stock options.........................................................................           --          113,000
 Restricted Stock......................................................................           --               --
 Warrants..............................................................................           21          583,333
                                                                                              ------        ---------
Diluted EPS............................................................................       $1,428        3,196,333       $0.45
                                                                                              ======        =========       =====




                                                                                              INCOME         SHARES       PER SHARE
                                                                                           (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                                                                           -----------    -------------   ---------
SIX MONTHS ENDED JUNE 30, 2004
Net income.............................................................................       $3,321
Less: preferred stock dividends (1)....................................................           --
                                                                                              ------
Basic EPS..............................................................................        3,321        2,448,574       $1.36
                                                                                              ------        ---------       =====
Effect of dilutive securities:
 Stock options.........................................................................           --          149,250
 Restricted Stock......................................................................           --           26,052
 Warrants..............................................................................           42          583,333
                                                                                              ------        ---------
Diluted EPS............................................................................       $3,363        3,207,209       $1.05
                                                                                              ======        =========       =====




                                                                                              INCOME         SHARES       PER SHARE
                                                                                           (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                                                                           -----------    -------------   ---------
SIX MONTHS ENDED JUNE 30, 2003
Net income.............................................................................       $2,564
Less: preferred stock dividends........................................................         (158)
                                                                                              ------
Basic EPS..............................................................................        2,406        2,500,000       $0.96
                                                                                              ======        =========       =====
Effect of dilutive securities:
 Stock options.........................................................................           --          113,250
 Restricted Stock......................................................................           --               --
 Warrants..............................................................................           42          583,333
                                                                                              ------        ---------
Diluted EPS............................................................................       $2,448        3,196,583       $0.77
                                                                                              ======        =========       =====




---------------
(1) Preferred stock dividends were included in interest expense beginning July 1, 2003.

SEGMENT INFORMATION

   The Company manages its operations through three business segments: insurance (commercial and personal lines underwriting), reinsurance, and insurance services (managing general agency, claims administration and reinsurance intermediary operations). The company considers many factors in determining reportable segments including economic characteristics, production sources, products or services offered and regulatory environment.

   In the insurance segment, TICNY provides commercial and personal lines insurance policies to businesses and individuals. TICNY's commercial lines products include commercial multiple-peril, monoline general liability, commercial umbrella, monoline property, workers' compensation and commercial automobile policies. Its personal lines products consist of homeowners, dwelling and other liability policies.

   In the reinsurance segment, TICNY assumes reinsurance directly from TRM's issuing companies or indirectly from reinsurers that provide reinsurance coverage directly to these issuing companies. TICNY assumes, as a reinsurer, a modest amount of the risk on the premiums that TRM's managing general agency produces.

   In the insurance services segment, TRM generates commission revenue from its managing general agency by producing premiums on behalf of its issuing companies and generates fees by providing claims administration and reinsurance intermediary services. Placing risks through TRM's issuing companies allows the Company to underwrite larger policies and gain exposure to market segments that are unavailable to TICNY due to its rating, financial size and geographical licensing limitations. TRM does not assume any risk on business produced by it. All of the risk is ceded by the issuing companies to a variety of reinsurers pursuant to reinsurance programs arranged by TRM's reinsurance intermediary working with outside reinsurance intermediaries. Through its issuing companies, TRM's managing general agency offers commercial package, monoline general liability, monoline property, commercial automobile and commercial umbrella products.

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performance based on segment profit, which excludes investment income, realized gains and losses, interest expenses, income taxes and incidental corporate expenses. The Company does not allocate assets to segments because assets, which consist primarily of investments, are considered in total by management for decision making purposes.

Business segment results are as follows ($ in thousands):





                                                                                               THREE MONTHS       SIX MONTHS ENDED
                                                                                              ENDED JUNE 30,          JUNE 30,
                                                                                             -----------------    -----------------
                                                                                              2004       2003      2004       2003
                                                                                            -------    -------    -------   -------
INSURANCE SEGMENT
Revenues
 Net premiums earned ....................................................................   $ 9,247    $ 5,470    $16,945   $10,118
 Ceding commission revenue ..............................................................    10,750      8,270     21,051    17,675
 Policy billing fees ....................................................................       158        146        332       269
                                                                                            -------    -------    -------   -------
Total revenues ..........................................................................    20,155     13,886     38,328    28,062
                                                                                            -------    -------    -------   -------
Expenses
 Net loss and loss adjustment expenses ..................................................     5,801      3,573     10,609     6,672
 Underwriting expenses ..................................................................    11,766      8,701     23,528    18,776
                                                                                            -------    -------    -------   -------
Total expenses ..........................................................................    17,567     12,274     34,137    25,448
                                                                                            -------    -------    -------   -------
Underwriting Profit .....................................................................   $ 2,588    $ 1,612    $ 4,191   $ 2,614
                                                                                            =======    =======    =======   =======




                                                                                                            THREE
                                                                                                           MONTHS       SIX MONTHS
                                                                                                            ENDED          ENDED
                                                                                                          JUNE 30,       JUNE 30,
                                                                                                         -----------    -----------
                                                                                                        2004    2003    2004   2003
                                                                                                        ----    ----    ----   ----
REINSURANCE SEGMENT
Revenues
 Net premiums earned ................................................................................   $268    $116    $500   $187
 Ceding commission revenue ..........................................................................     --      69      --    181
                                                                                                        ----    ----    ----   ----
Total revenues ......................................................................................    268     185     500    368
                                                                                                        ----    ----    ----   ----
Expenses
 Net loss and loss adjustment expenses ..............................................................     91      66     300    109
 Underwriting expenses ..............................................................................    110      51     131     96
                                                                                                        ----    ----    ----   ----
Total expenses ......................................................................................    201     117     431    205
                                                                                                        ----    ----    ----   ----
Underwriting Profit (Loss) ..........................................................................   $ 67    $ 68    $ 69   $163
                                                                                                        ====    ====    ====   ====


                                                                                                  THREE MONTHS        SIX MONTHS
                                                                                                 ENDED JUNE 30,     ENDED JUNE 30,
                                                                                                 ---------------    ---------------
                                                                                                 2004      2003      2004     2003
                                                                                                ------    ------    ------   ------
INSURANCE SERVICES SEGMENT
Revenue
 Direct commission revenue from managing general agency .....................................   $3,595    $1,520    $5,052   $2,506
 Claims administration revenue ..............................................................      846     1,305     1,715    1,918
 Reinsurance intermediary fees ..............................................................      240        60       438      342
                                                                                                ------    ------    ------   ------
Total Revenues ..............................................................................    4,681     2,885     7,205    4,766
                                                                                                ------    ------    ------   ------
Expenses
 Direct commissions expense paid to producers ...............................................    2,487     1,135     3,437    1,766
 Other insurance services expenses ..........................................................    1,061       526     1,361      769
 Claims expense reimbursement to TICNY ......................................................      840     1,298     1,642    1,890
                                                                                                ------    ------    ------   ------
Total Expenses ..............................................................................    4,388     2,959     6,440    4,425
                                                                                                ------    ------    ------   ------
Insurance Services Pretax Income (Loss) .....................................................   $  293    $  (74)   $  765   $  341
                                                                                                ======    ======    ======   ======





   Other insurance services underwriting expenses and claims expenses are comprised entirely of expense reimbursements that are made by TRM to TICNY pursuant to an expense sharing agreement between TRM and TICNY. In accordance with the terms of this agreement, TRM reimburses TICNY for a portion of TICNY's underwriting and claims administration expenses resulting from TRM's use of TICNY's personnel, facilities and equipment in underwriting insurance and administering claims on behalf of TRM's issuing companies. The reimbursement for underwriting expenses is calculated based on the number of TRM policies in force as a factor of total polices in force with a minimum of five percent of the premiums produced by TRM. Expenses incurred by TRM on behalf of and for the benefit of both companies, such as rent expense, are subtracted from this amount in determining the amount of inter-company settlement. The amount of this reimbursement on an incurred basis was $1.4 million for the six months ended June 30, 2004 compared to $0.8 million for the six months ended June 30, 2003. For the three months ended June 30, 2004 and June 30, 2003, the amounts were $1.1 million and $0.5 million, respectively. TRM also reimburses TICNY, at cost, for claims administration expenses pursuant to the terms of this expense sharing agreement. Claims expenses reimbursed on an incurred basis by TRM were $1.6 million for the six months ended June 30, 2004 compared to $1.9 million for the six months ended June 30, 2003. For the three months ended June 30, 2004, the claims expenses reimbursed were $0.8 million compared to $1.3 million for the three months ended June 30, 2003.

   The following table reconciles revenues by segment to consolidated revenue ($ in thousands):





                                                                                               THREE MONTHS       SIX MONTHS ENDED
                                                                                              ENDED JUNE 30,          JUNE 30,
                                                                                             -----------------    -----------------
                                                                                              2004       2003      2004       2003
                                                                                            -------    -------    -------   -------
RECONCILIATION
Revenue
 Insurance segment ......................................................................   $20,155    $13,886    $38,328   $28,062
 Reinsurance segment ....................................................................       268        185        500       368
 Insurance services segment .............................................................     4,681      2,885      7,205     4,766
                                                                                            -------    -------    -------   -------
 Total segment revenues .................................................................    25,104     16,956     46,033    33,196
 Investment income ......................................................................     1,099        575      1,863     1,082
 Realized capital gains .................................................................       (13)       416         (2)      449
                                                                                            -------    -------    -------   -------
 Consolidated revenues ..................................................................   $26,190    $17,947    $47,894   $34,727
                                                                                            =======    =======    =======   =======

   The following table reconciles the results of our individual segments to consolidated income before taxes ($ in thousands):





                                                                                                 THREE MONTHS      SIX MONTHS ENDED
                                                                                                ENDED JUNE 30,         JUNE 30,
                                                                                                ---------------    ----------------
                                                                                                2004      2003      2004      2003
                                                                                               ------    ------    -------   ------
Insurance segment underwriting profit ......................................................   $2,588    $1,612    $ 4,191   $2,614
Reinsurance segment underwriting profit (loss) .............................................       67        68         69      163
                                                                                               ------    ------    -------   ------
Total underwriting profit (loss) ...........................................................    2,655     1,680      4,260    2,777
Insurance services segment pretax income (loss) ............................................      293       (74)       765      341
Net investment income ......................................................................    1,099       575      1,863    1,082
Net realized investment gains ..............................................................      (13)      416         (2)     449
Corporate expenses .........................................................................      (31)      (12)       (59)     (25)
Interest expense ...........................................................................     (724)     (271)    (1,375)    (446)
                                                                                               ------    ------    -------   ------
Income before taxes ........................................................................   $3,279    $2,314    $ 5,452   $4,178
                                                                                               ======    ======    =======   ======





EMPLOYEE BENEFIT PLANS

   On May 5, 2004 the Board of Directors of TRM approved the payment of $1,000,000 to Michael H. Lee, Chairman of the Board, President and Chief Executive Officer, that had been deferred under TRM's 2000 "Deferred Compensation Plan for Michael Lee" and is the maximum award under this plan.

   In May 2004, the Company's Board of Directors authorized the issuance of 73,271 shares of restricted Class B Common Stock to Michael H. Lee, Chairman of the Board, President and Chief Executive Officer and 4,885 shares of restricted Class A Common Stock to Francis M. Colalucci, Senior Vice
President, Chief Financial Officer and Treasurer. The shares vest in installments over a varying period from one to four years from the date of grant contingent upon continuous employment with the Company from the date of grant through the vesting date. During the vesting period, Messrs. Lee and Colalucci have voting rights and will receive dividends but the shares may not be sold, assigned, transferred, exchanged, pledged or otherwise encumbered. The fair value of the restricted shares is $1,563,000 and will amortize ratably over the vesting period. As of June 30, 2004 these shares have not been issued.

TECHNOLOGY

   As of December 31, 2003, TICNY held a warrant to acquire an additional 30% of the outstanding shares of Agencyport. In April 2004, the Company entered into a letter of intent to eliminate the warrant in consideration of certain rights granted to TICNY including access to certain software source code.

CAPITALIZED COSTS

   The Company has capitalized $1.1 million in public offering costs as of June 30, 2004. This amount will be fully offset against the proceeds from the offering.

PREFERRED STOCK

   In January 2004, the Company redeemed 30,000 shares Series A Cumulative Redeemable Preferred Stock for $1.5 million.

SUBSEQUENT EVENTS

   TICNY has informed its quota share reinsurers that it intends to exercise
Article 7 of the 2004 quota share reinsurance agreements, which will allow TICNY to reduce its quota share ceding percentage from the current 60% to 25% effective July 1, 2004. The Company has also reserved the right to request additional changes to this agreement if the Company's initial public offering occurs after September 30, 2004.

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors and Stockholders
Tower Group, Inc.

   We have audited the accompanying consolidated balance sheets of Tower Group, Inc. and its subsidiaries (collectively "the Company") as of December 31, 2003 and 2002, and the related consolidated statements of income and comprehensive net income, changes in stockholders' equity and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tower Group, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and cash flows for the years ended December 31, 2003, 2002 and 2001 in conformity with accounting principles generally accepted in the United States.

   As discussed in Note 1, during 2003, the Company changed its method of accounting for its redeemable preferred stock to conform to Statement of Financial Accounting Standards No. 150.


                                      /s/ Johnson Lambert & Co.

Reston, Virginia
February 28, 2004

                               TOWER GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS



                                                                DECEMBER 31,
                                                             -------------------
                                                               2003       2002
                                                             --------   --------
                                                              ($ IN THOUSANDS)
                          ASSETS
Fixed-maturity securities, available-for-sale, at fair
  value (amortized cost $53,265 and $33,224).............    $ 54,545   $ 34,853
Equity securities, at fair value (cost $1,877 and
  $1,902)................................................       2,184      1,737
Short-term investments ..................................       9,407      3,028
                                                             --------   --------
Total investments .......................................      66,136     39,618
Cash and cash equivalents ...............................      20,932      3,399
Investment income receivable ............................         552        394
Agents' balances receivable .............................      21,952     19,949
Assumed premiums receivable .............................         997      1,053
Receivable for cancelled reinsurance ....................      15,748         --
Contingent commission receivable ........................       7,983      9,304
Notes and accrued interest receivable from related
  parties................................................       1,421      1,371
Reinsurance recoverable .................................      84,760     55,110
Receivable -- claims paid by agency .....................       1,812      1,517
Prepaid reinsurance premiums ............................      55,645     48,419
Deferred acquisition costs net of deferred ceding
  commission revenue.....................................         573         --
Deferred income taxes ...................................       2,033      2,704
Fixed assets, net of accumulated depreciation ...........       4,040      2,681
Other assets ............................................       1,388        597
                                                             --------   --------
   TOTAL ASSETS..........................................    $285,972   $186,116
                                                             ========   ========





                                                       (Continued on next page)

                               TOWER GROUP, INC.


                                                                DECEMBER 31,
                                                             -------------------
                                                               2003       2002
                                                             --------   --------
                                                              ($ IN THOUSANDS,
                                                              EXCEPT PAR VALUE
                                                                     AND
                                                               SHARE AMOUNTS)
           LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Loss and loss adjustment expenses .......................    $ 99,475   $ 65,688
Unearned premium ........................................      70,248     57,012
Reinsurance balances payable ............................      20,788     21,138
Payable to issuing carriers .............................      12,726      8,357
Funds held as agent .....................................         796        920
Funds held under reinsurance agreement ..................      24,943         --
Deferred ceding commission revenue net of deferred
  acquisition costs......................................          --      3,494
Accounts payable and accrued expenses ...................       4,934      6,879
Bank overdrafts and checks outstanding ..................       4,936      3,620
Payable for securities ..................................       3,004         --
Repurchase obligation payable ...........................          --      3,000
Dividends payable to stockholders .......................         160        118
Federal and state income taxes payable ..................       1,019      2,614
Deferred compensation liability .........................       1,294      1,209
Subordinated debentures .................................      20,000         --
Long-term debt -- CIT ...................................       5,588         --
Series A cumulative redeemable preferred stock ..........       3,000         --
                                                             --------   --------
   TOTAL LIABILITIES.....................................    $272,911   $174,049
                                                             --------   --------
REDEEMABLE PREFERRED STOCK
Series A cumulative redeemable preferred stock, ($0.01
  par value per share; 2,000,000 shares authorized,
  60,000 shares issued and outstanding. Redemption and
  liquidation preference amount $50 per share)...........    $     --   $  3,000
STOCKHOLDERS' EQUITY
Common stock (2002: $0.01 par value per share; 8,000,000
  shares authorized, 2,500,000 shares issued and
  outstanding)...........................................          --         25
Class A common stock (2003: $0.01 par value per share;
  4,000,000 shares authorized, 1,149,964 shares issued
  and 1,098,538 outstanding).............................          12         --
Class B common stock (2003: $0.01 par value per share;
  4,000,000 shares authorized, 1,350,036 shares issued
  and outstanding).......................................          13         --
Paid-in-capital .........................................       2,305      2,305
Accumulated other comprehensive net income ..............       1,048        966
Retained earnings .......................................      10,197      5,771
Treasury stock--Class A common stock (51,426, and 0
  shares at cost)........................................        (514)        --
                                                             --------   --------
   TOTAL STOCKHOLDERS' EQUITY............................      13,061      9,067
                                                             --------   --------
   TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND
    STOCKHOLDERS' EQUITY ................................    $285,972   $186,116
                                                             ========   ========




        See accompanying notes to the consolidated financial statements.

                               TOWER GROUP, INC.

         CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE NET INCOME



                                                                                                          YEAR ENDED DECEMBER 31,
                                                                                                       ----------------------------
                                                                                                         2003      2002       2001
                                                                                                       -------    -------   -------
                                                                                                        ($ IN THOUSANDS, EXCEPT PER
                                                                                                              SHARE AMOUNTS)
REVENUES
  Net premiums earned..............................................................................    $22,941    $26,008   $ 6,974
  Ceding commission revenue........................................................................     35,605     21,872    10,456
  Insurance services revenue.......................................................................     12,830     12,428    14,419
  Net investment income............................................................................      2,268      1,933       828
  Net realized gains on investments................................................................        493         95        69
  Policy billing fees..............................................................................        545        376       144
                                                                                                       -------    -------   -------
   Total revenues..................................................................................     74,682     62,712    32,890
                                                                                                       -------    -------   -------
EXPENSES
  Loss and loss adjustment expenses................................................................     15,071     16,356     5,339
  Direct commission expenses.......................................................................     26,158     19,187    12,540
  Other operating expenses.........................................................................     22,337     17,279    14,388
  Interest expense.................................................................................      1,462        122        73
                                                                                                       -------    -------   -------
   Total expenses..................................................................................     65,028     52,944    32,340
                                                                                                       -------    -------   -------
Income before income taxes.........................................................................      9,654      9,768       550
Income tax expense.................................................................................      3,374      4,135       189
                                                                                                       -------    -------   -------
   NET INCOME......................................................................................    $ 6,280    $ 5,633   $   361
                                                                                                       =======    =======   =======
COMPREHENSIVE NET INCOME
  Net income.......................................................................................    $ 6,280    $ 5,633   $   361
  Other comprehensive income:
   Gross unrealized investment holding gains arising during period.................................        617      1,437       124
   Less: reclassification adjustment for gains included in net income..............................       (493)       (95)      (69)
                                                                                                       -------    -------   -------
                                                                                                           124      1,342        55
   Income tax expense related to items of other comprehensive income...............................        (42)      (456)      (19)
                                                                                                       -------    -------   -------
   Total other comprehensive net income............................................................         82        886        36
                                                                                                       -------    -------   -------
      COMPREHENSIVE NET INCOME.....................................................................    $ 6,362    $ 6,519   $   397
                                                                                                       =======    =======   =======
EARNINGS PER SHARE
  Basic earnings per common share..................................................................    $  2.47    $  2.13   $  0.02
                                                                                                       =======    =======   =======
  Diluted earnings per common share................................................................    $  1.96    $  1.69   $  0.02
                                                                                                       =======    =======   =======





        See accompanying notes to the consolidated financial statements.

                               TOWER GROUP, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                ($ IN THOUSANDS)



                                                                                       ACCUMULATED
                                                       CLASS A   CLASS B                  OTHER
                                             COMMON    COMMON     COMMON    PAID-IN   COMPREHENSIVE    RETAINED   TREASURY
                                              STOCK     STOCK     STOCK     CAPITAL     NET INCOME     EARNINGS     STOCK
                                             ------    -------   -------    -------   -------------    --------   --------
  Balance at January 1, 2001..............    $ 25       $--       $--      $2,305        $   44       $ 1,099      $  --
   Dividends paid or declared ............      --        --        --          --            --          (534)        --
   Net income ............................      --        --        --          --            --           361         --
   Net unrealized appreciation on
    securities available for sale, net of
    income tax ...........................      --        --        --          --            36            --         --
                                              ----       ---       ---      ------        ------       -------      -----
  Balance at December 31, 2001............      25        --        --       2,305            80           926         --
   Dividends paid or declared ............      --        --        --          --            --          (788)        --
   Net income ............................      --        --        --          --            --         5,633         --
   Net unrealized appreciation on
    securities available for sale, net of
    income tax ...........................      --        --        --          --           886            --         --
                                              ----       ---       ---      ------        ------       -------      -----
  Balance at December 31, 2002............      25        --        --       2,305           966         5,771         --
   Capital restructuring .................     (25)       12        13          --            --            --         --
   Stock repurchase ......................      --        --        --          --            --            --       (514)
   Dividends paid or declared ............      --        --        --          --            --        (1,854)        --
   Net income ............................      --        --        --          --            --         6,280         --
   Net unrealized appreciation on
    securities available for sale, net of
    income tax ...........................      --        --        --          --            82            --         --
                                              ----       ---       ---      ------        ------       -------      -----
  Balance at December 31, 2003............    $ --       $12       $13      $2,305        $1,048       $10,197      $(514)
                                              ====       ===       ===      ======        ======       =======      =====


                                                 TOTAL
                                             STOCKHOLDERS'
                                                 EQUITY
                                             -------------
  Balance at January 1, 2001..............      $ 3,473
   Dividends paid or declared ............         (534)
   Net income ............................          361
   Net unrealized appreciation on
    securities available for sale, net of
    income tax ...........................           36
                                                -------
  Balance at December 31, 2001............        3,336
   Dividends paid or declared ............         (788)
   Net income ............................        5,633
   Net unrealized appreciation on
    securities available for sale, net of
    income tax ...........................          886
                                                -------
  Balance at December 31, 2002............        9,067
   Capital restructuring .................           --
   Stock repurchase ......................         (514)
   Dividends paid or declared ............       (1,854)
   Net income ............................        6,280
   Net unrealized appreciation on
    securities available for sale, net of
    income tax ...........................           82
                                                -------
  Balance at December 31, 2003............      $13,061
                                                =======




        See accompanying notes to the consolidated financial statements.

                               TOWER GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                                        YEAR ENDED DECEMBER 31,
                                                                                                    -------------------------------
                                                                                                      2003        2002       2001
                                                                                                    --------    --------   --------
                                                                                                            ($ IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income....................................................................................    $  6,280    $  5,633   $    361
  Adjustments to reconcile net income to net cash provided by operations:
   Gain on sale of investments..................................................................        (493)        (95)       (69)
   Depreciation and amortization................................................................       1,142         972        885
   Amortization of bond premium or discount.....................................................          24          66          8
   Amortization of debt issuance costs..........................................................          28          --         --
   Deferred income taxes........................................................................         629         426     (2,603)
  (Increase) decrease in assets:
   Investment income receivable.................................................................        (159)       (112)      (145)
   Agents' balances receivable..................................................................      (2,002)     (4,803)    (3,449)
   Assumed premiums receivable..................................................................          56         218        545
   Receivable for cancelled reinsurance.........................................................     (15,748)         --         --
   Contingent commission receivable.............................................................       1,321      (4,832)    (4,472)
   Reinsurance recoverable......................................................................     (29,649)    (22,025)   (10,050)
   Paid losses recoverable from issuing carriers................................................        (295)         23       (389)
   Prepaid reinsurance premiums.................................................................      (7,226)    (18,489)   (19,120)
   Deferred acquisition costs, net..............................................................        (573)         --        569
   Federal income taxes recoverable.............................................................          --          --        824
   Other assets.................................................................................        (819)         64       (313)
  Increase (decrease) in liabilities:
   Loss and loss adjustment expenses............................................................      33,787      28,052      9,130
   Unearned premium.............................................................................      13,235      19,810     23,472
   Bank overdrafts and checks outstanding.......................................................       1,316       2,609      1,011
   Reinsurance balances payable.................................................................        (349)      5,401      9,742
   Payable to issuing carriers..................................................................       4,369      (3,274)       350
   Deferred ceding commission revenue ..........................................................      (3,494)     (2,490)     5,984
   Accounts payable and accrued expenses........................................................      (1,944)      3,911      1,110
   Federal and state income taxes payable.......................................................      (1,595)       (213)     2,828
   Funds held under reinsurance agreement.......................................................      24,943          --         --
   Funds held as agent..........................................................................        (125)       (623)       484
   Deferred compensation liability..............................................................          85          79         74
                                                                                                    --------    --------   --------
Net cash flows provided by operations...........................................................      22,744      10,308     16,767
                                                                                                    --------    --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets......................................................................      (2,502)     (1,495)      (661)
Purchases of investments:
  Fixed-maturity securities.....................................................................     (25,560)    (36,199)   (11,025)
  Equity securities.............................................................................          --      (1,793)      (134)
  Short-term investments, net...................................................................      (6,378)     (2,992)       691
Sale of investments:
  Fixed-maturity securities.....................................................................       8,992      19,717      3,347
  Equity securities.............................................................................          25         791        117
                                                                                                    --------    --------   --------
Net cash flows used in investing activities.....................................................     (25,423)    (21,971)    (7,665)
                                                                                                    --------    --------   --------


                                                       (Continued on next page)

                               TOWER GROUP, INC.


                                                                                                         YEAR ENDED DECEMBER 31,
                                                                                                     ------------------------------
                                                                                                       2003        2002       2001
                                                                                                     --------    --------   -------
                                                                                                            ($ IN THOUSANDS)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from repurchase obligation............................................................    $ 29,650    $ 31,080   $    --
  Repayment of repurchase obligation.............................................................     (32,650)    (28,080)       --
  Proceeds from issuance of subordinated debentures..............................................      20,000          --        --
  Proceeds from long-term debt -- CIT............................................................       6,000          --        --
  Repayment of long-term debt -- CIT.............................................................        (413)         --        --
  Proceeds from issuance of surplus note.........................................................      10,000          --        --
  Repayment of surplus note......................................................................     (10,000)         --        --
  Increase in notes receivable from related parties..............................................         (50)       (454)     (227)
  Stock repurchase...............................................................................        (514)         --        --
  Dividends paid.................................................................................      (1,811)       (670)     (534)
                                                                                                     --------    --------   -------
  Net cash flows provided by (used in) financing activities......................................      20,212       1,876      (761)
                                                                                                     --------    --------   -------
  Change in cash and cash equivalents............................................................      17,533      (9,787)    8,341
  Cash and cash equivalents, beginning of year...................................................       3,399      13,186     4,845
                                                                                                     --------    --------   -------
  Cash and cash equivalents, end of year.........................................................    $ 20,932    $  3,399   $13,186
                                                                                                     ========    ========   =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for income taxes.....................................................................    $  2,263    $  3,775   $   327
  Cash paid for interest.........................................................................    $  1,286    $    423   $    --





        See accompanying notes to the consolidated financial statements.

                               TOWER GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Description of Business

   The consolidated financial statements include the accounts of Tower Group, Inc. ("Tower") and its wholly-owned subsidiaries, Tower Insurance Company of New York ("TICNY"), and Tower Risk Management Corporation ("TRM")
(collectively "the Company"). The Company operates primarily in the State of New York.

   TICNY is a property-casualty insurance company incorporated in the State of New York in June 1989. TICNY obtained its license to operate in the State of New York in December 1990, at which time it commenced underwriting operations. TICNY provides coverage for many different market segments, including nonstandard risks that do not fit the underwriting criteria of standard carriers due to factors such as type of business, location and the relatively small amount of premium per policy. TICNY offers commercial multiple-peril, monoline general liability, commercial umbrella, monoline property, workers' compensation and commercial automobile policies as well as personal lines products such as homeowners, dwelling and other liability policies. Generally, TICNY targets customers that have a reduced potential for loss severity and are not normally exposed to long-tailed, complex or contingent risks, such as products liability, asbestos or environmental claims. TICNY's commercial lines products provide insurance coverages to businesses such as retail and wholesale stores, grocery stores, restaurants, artisan contractors and residential and commercial buildings. Personal lines products focus on modestly valued homes and dwellings. TICNY's products are marketed through independent agents. All direct premiums are written in the State of New York.

   TRM is a non-risk-bearing insurance services company that produces, through its managing general agency, business on behalf of other insurance companies (which are referred to as TRM's issuing companies) and primarily focuses on commercial risks with higher per policy premium, including risks that TICNY has not been able to target due to historical surplus, rating and geographical license constraints. TICNY also reinsures a portion of the premiums written by TRM's issuing companies. The Company utilizes these non-risk-bearing insurance services operations to generate commission income on premiums produced for other insurance companies. In addition, the insurance services operation earns fee revenues by providing claims administration and reinsurance intermediary services to TRM's issuing companies and to other insurance companies. In 2003 and 2002 two companies and in 2001 four companies, respectively, accounted for 100% of the managing general agency commissions of TRM. As further described in Note 5, TRM generated 94% of its reinsurance intermediary commission income in 2002 from the placement of one reinsurance agreement.

   Certain activities of the Company are provided by TICNY, DBA the Law Office of Steven Fauth. These activities primarily consist of claims management activities of TICNY and claims management services provided by TRM to other issuing carriers. Mr. Fauth is an officer and director of the Company.

   Michael H. Lee, the Chairman of the Board, President and Chief Executive Officer of the Company, directly owns 55.14% of the combined outstanding Class A and Class B common stock at December 31, 2003 and 56.72% of the shares of the Company's outstanding common stock at December 31, 2002. Other directors and officers as a group beneficially own 27.57% and 28.60% of such outstanding common stock at December 31, 2003 and 2002.

   During 2003, 2002 and 2001, the Company engaged in significant transactions with PXRE Reinsurance Company ("PXRE"), which have a significant impact on the operations and financial statements of the Company. Transactions between PXRE and the Company include reinsurance arrangements, debt financing and equity transactions. To reduce the credit risk associated with having a significant amount of reinsurance recoverable from PXRE the Company cancelled PXRE's participation in the 2003 quota share agreement as of September 30, 2003. See Notes 5 and 7.

   Additionally, during 2003, 2002 and 2001, the Company engaged in significant reinsurance arrangements with American Re-Insurance Company ("AMRE"), which owns all of the Company's outstanding shares of

                               TOWER GROUP, INC.

Series A Cumulative Redeemable Preferred Stock and also holds warrants for the purchase of Class A common stock.

Basis of Presentation

   The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Premiums Earned

   Insurance policies issued or reinsured by the Company are short-duration contracts. Accordingly, premium revenue, including direct writings and reinsurance assumed, net of premiums ceded to reinsurers, is recognized as earned in proportion to the amount of insurance protection provided, on a pro-rata basis over the terms of the underlying policies. Unearned premiums represent premium applicable to the unexpired portions of in-force insurance contracts at the end of each year. Prepaid reinsurance premiums represent the unexpired portion of reinsurance premiums ceded.

Liability for Loss and Loss Adjustment Expense

   The liability for loss and loss adjustment expenses represents management's best estimate of the ultimate cost of all reported and unreported losses that are unpaid as of the balance sheet date. The liability for loss and loss adjustment expenses is estimated on an undiscounted basis, using individual case-basis valuations, statistical analyses, and various actuarial procedures. The projection of future claim payment and reporting is based upon an analysis of the Company's historical experience, supplemented by analyses of industry loss data. Management believes that the reserves for loss and loss adjustment expenses are adequate to cover the ultimate cost of losses and claims to date; however, because of the uncertainty from various sources, including changes in reporting patterns, claims settlement patterns, judicial decisions, legislation, and economic conditions, actual loss experience may not conform to the assumptions used in determining the estimated amounts for such liability at the balance sheet date. As adjustments to these estimates become necessary, such adjustments are reflected in current operations. Because of the nature of the business historically written, the Company's management believes that the Company has limited exposure to environmental claim liabilities.

Reinsurance

   The Company accounts for reinsurance in accordance with Statement of Financial Accounting Standards No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("SFAS 113"). Management believes the Company's reinsurance arrangements qualify for reinsurance accounting in accordance with SFAS 113. Management has evaluated its reinsurance arrangements and determined that insurance risk is transferred to the reinsurers. Reinsurance agreements have been determined to be short-duration prospective contracts and, accordingly, the costs of the reinsurance are recognized over the life of the contract in a manner consistent with the earning of premiums on the underlying policies subject to the reinsurance.

                               TOWER GROUP, INC.

   Reinsurance recoverable represents management's best estimate of unpaid loss and loss adjustment expenses recoverable from reinsurers. Ceded losses recoverable are estimated using techniques and assumptions consistent with those used in estimating the liability for loss and loss adjustment expenses. Management believes that reinsurance recoverables as recorded represent its best estimate of such amounts; however, as changes in the estimated ultimate liability for loss and loss adjustment expenses are determined, the estimated ultimate amount recoverable from the reinsurer will also change. Accordingly, the ultimate recoverable could be significantly in excess of or less than the amount indicated in the consolidated financial statements. As adjustments to these estimates become necessary, such adjustments are reflected in current operations. Loss and loss adjustment expenses incurred as presented in the consolidated statement of operations are net of reinsurance recoveries.

   In preparing financial statements, management makes estimates of amounts receivable from reinsurers estimated to be uncollectible based on an assessment of factors including an assessment of the creditworthiness of the reinsurers and the adequacy of collateral obtained, where applicable. The Company recorded no allowance for uncollectible reinsurance at December 31, 2003 and 2002 and did not expense any uncollectible reinsurance during 2003, 2002, and 2001. Significant uncertainties are inherent in the assessment of the creditworthiness of reinsurers and estimates of any uncollectible amounts due from reinsurers. Any change in the ability of the Company's reinsurers to meet their contractual obligations could have a detrimental impact on the consolidated financial statements and TICNY's ability to meet its regulatory capital and surplus requirements.

Ceding Commission Revenue

   Commissions on reinsurance premiums ceded are earned in a manner consistent with the recognition of the costs of the reinsurance, generally on a pro-rata basis over the terms of the policies reinsured. Certain reinsurance agreements contain provisions whereby the ceding commission rates vary based on the loss experience under the agreements, for which additional commission income, if any, is not paid to the Company until final settlement of losses subject to the contracts or commutation of the agreements. The Company records ceding commission revenue based on its current estimate of losses. Accordingly, the Company records adjustments to the ceding commission revenue in the period that changes in the estimated losses are determined and has recorded contingent commissions receivable of $7,983,000 and $9,304,000 as of December 31, 2003 and 2002, respectively, based on estimated losses. These amounts were due from PXRE.

Insurance Services Revenue

   Direct commission revenue from the Company's managing general underwriting services, which is the largest component of insurance services revenue, is generally recognized and earned as insurance policies are placed with other non-affiliated insurance companies. Fees from reinsurance intermediary services are earned when TICNY or issuing carriers cede premiums to reinsurers. Claims administration fees are earned as services are performed. The components of insurance services revenue are described further in Note 16.

Cash and Cash Equivalents

   Cash and cash equivalents are presented at cost, which approximates fair value. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. For the purpose of presentation in the Company's statements of cash flows, cash equivalents are short-term, highly liquid investments that are both (a) readily convertible to known amounts of cash, and (b) so near to maturity that they present insignificant risk of changes in value due to changing interest rates.

                               TOWER GROUP, INC.

   At December 31, 2003 and 2002, U.S. Treasury Notes with fair values of approximately $546,000 and $558,000, respectively, were held by the Superintendent of Insurance of the State of New York in order to comply with New York Insurance Law.

Uninsured Cash Balances

   The Company maintains its cash balances at several financial institutions. The Federal Deposit Insurance Corporation secures accounts up to $100,000 at these institutions. Management monitors balances in excess of insured limits and believes they do not represent a significant credit risk to the Company.

Investments

   The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), which requires that fixed-maturity and equity securities that have readily determined fair values be segregated into categories based upon the Company's intention for those securities. In accordance with SFAS 115, the Company has classified its fixed-maturity and equity securities as available-for-sale. The Company may sell its available-for-sale securities in response to changes in interest rates, risk/reward characteristics, liquidity needs or other factors.

   Fixed maturity securities and equity securities are reported at their estimated fair values based on quoted market prices, with unrealized gains and losses, net of tax effects, reported as a separate component of comprehensive income in stockholders' equity. Short-term investments are carried at cost and include amounts in money market funds. Realized gains and losses are determined on the specific identification method.

   Impairment of investment securities results in a charge to operations when a market decline below cost is deemed to be other-than-temporary. The Company regularly reviews its fixed maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. In general, attention is focused on those securities whose fair value was less than 80% of their amortized cost or cost, as appropriate, for six or more consecutive months. In evaluating potential impairment, management considers, among other criteria: the current fair value compared to amortized cost or cost, as appropriate; the length of time the security's fair value has been below amortized cost or cost; management's intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in value; specific credit issues related to the issuer; and current economic conditions. Other-than-temporary impairment losses result in a permanent reduction of the cost basis of the underlying investment. During 2003, 2002 and 2001, no other-than-temporary impairments were recorded.

Agents' Balances

   Agents' balances receivable are presented net of an allowance for doubtful accounts of $123,000 at December 31, 2003 and 2002. The allowance for uncollectible amounts is based on an analysis of amounts receivable giving consideration to historical loss experience and current economic conditions and reflects an amount that, in management's judgment, is adequate. One agent accounted for approximately 19% and 24%, respectively, of TICNY's agents' balances at December 31, 2003 and 2002 and 20%, 21%, and 32% of TICNY's direct premiums written in 2003, 2002, and 2001, respectively. An owner of that agency is a minority stockholder of the Company.

Receivables -- Claims Paid by Agency

   Receivables -- Claims Paid by Agency represent claim payments due from issuing carriers to reimburse claims paid by TRM on their behalf in conjunction with claims administration services. The receivables are

                               TOWER GROUP, INC.

partially secured by funds held totaling $796,000 and $920,000 as of December 31, 2003 and 2002, respectively. As of December 31, 2003 and 2002, no reserve for uncollectible recoverables was recorded. During 2003, 2002 and 2001, no amounts relating to these receivables were written-off.

   With respect to the business produced by TRM for other issuing carriers, agents collect premiums from the policyholders and forward them to TRM. In certain jurisdictions, when the insured pays premium for these policies to agents for payment over to TRM, the premium might be considered to have been paid and the insured will no longer be liable to TRM for those amounts, whether or not TRM has actually received the premiums from the agent. Consequently, TRM assumes a degree of credit risk associated with agents and brokers. The Company recorded no losses in 2003, 2002, or 2001 for this activity.

Notes Receivable from Related Parties

   The Company has received promissory notes from certain officers, directors, and employees in exchange for cash. The notes bear interest at 4% per year and maturity terms vary from 5 years to no stated maturity. The amount due as of December 31, 2003 and 2002 from Michael Lee, the Company's Chairman of the Board, President and Chief Executive Officer, totaled $1,157,000 and $1,113,000, respectively.

Deferred Acquisition Costs and Deferred Ceding Commission Revenue

   Acquisition costs represent the cost of writing business that varies with, and is primarily related to, the production of insurance business. Policy acquisition costs are deferred and recognized as expense as related premiums are earned. Deferred acquisitions costs as presented in the balance sheet are net of deferred ceding commission revenue. The Company considers anticipated investment income in determining the recoverability of these costs and believes they are fully recoverable.

Fixed Assets

   Furniture, computer equipment, leasehold improvements and software are reported at cost less accumulated depreciation and amortization. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets.

Income Taxes

   Pursuant to a Tax Allocation Agreement, dated as of January 1, 2001, Tower, TICNY and TRM compute and pay Federal income taxes on a consolidated basis. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Treasury Stock

   The Company accounts for the treasury stock at the repurchase price as a reduction to stockholders' equity as it does not intend to retire the treasury stock held at December 31, 2003.

Stock Option Plan

   The Company accounts for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock-Based Compensation" ("APB 25"). Under APB 25, because the exercise price of the Company's employee stock options is equal to the estimated

                               TOWER GROUP, INC.

market price of the underlying stock at the date of the grant, no compensation expense is recognized. The effect of applying Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure" ("SFAS 148"), to employee stock options is addressed in Note 9.

Segment Reporting

   The Company manages its operations through three reportable segments: insurance (commercial and personal lines underwriting), reinsurance, and insurance services (managing general agency, claims administration and reinsurance intermediary operations). Segment operations are addressed in Note 16.

Earnings Per Share

   In accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share", the Company measures earnings per share at two levels: basic earnings per share and diluted earnings per share. Basic per share data is calculated by dividing income (loss) allocable to common stockholders by the weighted average number of shares outstanding during the year. Diluted per share data is calculated by dividing income (loss) allocable to common stockholders by the weighted average number of shares outstanding during the year, as adjusted for the potentially dilutive effects of stock options, warrants and/or convertible preferred stock, unless common equivalent shares are antidilutive.

Recent Accounting Developments

   In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. As originally issued, this statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective for financial instruments beginning with the first interim period after June 15, 2003. Retroactive adoption is not permitted. Any gain or loss resulting from the implementation of SFAS 150 is to be reported as a cumulative effect of a change in accounting principle. As described in Note 7, the Company adopted SFAS 150 effective July 1, 2003.

   In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which establishes accounting guidance for consolidation of variable interest entities ("VIE") that function to support the activities of the primary beneficiary. The primary beneficiary of a VIE is the entity that absorbs a majority of the VIE's expected losses, receives a majority of the VIE's expected residual returns, or both, as a result of ownership, controlling interest, contractual relationship or other business relationship with a VIE. Prior to the implementation of FIN 46, VIEs were generally consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority of voting interest in the entity. The provisions of FIN 46 were effective immediately for all arrangements entered into after January 31, 2003, and are otherwise effective in the first interim or annual period ending after December 15, 2003. On October 9, 2003, the FASB issued a staff position that deferred application of FIN 46 until December 31, 2003. For companies that had consolidated VIEs under FIN 46 prior to October 9, 2003, early adoption was permitted. In December 2003, the FASB issued a revised version of FIN 46 that defers the effective date of FIN 46 as it relates to certain types of variable interest entities until March 31, 2004. As of December 31, 2003 management believes that the Company does not have any VIEs that would be consolidated under the provisions of FIN 46. As of December 31, 2003, the Company deconsolidated its wholly owned subsidiary grantor trusts pursuant to the provisions of FIN 46.

   In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN

                               TOWER GROUP, INC.

45"). This interpretation requires a liability to be recognized at the time a company issues a guarantee for the fair value of obligations assumed under certain guarantee agreements. Additional disclosures about guarantee agreements are also required in interim and annual financial statements. The disclosure provisions of FIN 45 were effective for the Company as of December 31, 2002. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Company's financial position or results of operations.

NOTE 2 -- INVESTMENTS

   The amortized cost and fair value of investments in fixed-maturity securities are summarized as follows (in 000's):


                                                                                                    GROSS        GROSS
                                                                                    AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                                                                       COST         GAINS        LOSSES      VALUE
                                                                                    ---------    ----------    ----------   -------
DECEMBER 31, 2003:
  U.S. Government bonds..........................................................    $ 1,840       $    6        $ (63)     $ 1,783
  Municipal bonds................................................................     10,022          386          (33)      10,375
  Corporate and other bonds......................................................     19,739          866         (216)      20,389
  Mortgage-backed securities.....................................................     21,664          428          (94)      21,998
                                                                                     -------       ------        -----      -------
   Total.........................................................................    $53,265       $1,686        $(406)     $54,545
                                                                                     =======       ======        =====      =======
DECEMBER 31, 2002:
  U.S. Government bonds..........................................................    $   544       $   14        $  --      $   558
  Municipal bonds................................................................      4,985          247           --        5,232
  Corporate and other bonds......................................................     17,257          927         (146)      18,038
  Mortgage-backed securities.....................................................     10,438          587           --       11,025
                                                                                     -------       ------        -----      -------
   Total.........................................................................    $33,224       $1,775        $(146)     $34,853
                                                                                     =======       ======        =====      =======




   A summary of the amortized cost and fair value of the Company's investments in fixed-maturity securities at December 31, 2003 by contractual maturity is shown below (in 000's):

                                                                 AMORTIZED     FAIR
                                                                   COST       VALUE
                                                                  -------    -------
    Years to Maturity:
      One or less............................................     $ 1,896    $ 1,931
      After one through five.................................       6,544      6,866
      After five through ten.................................       8,964      9,356
      After ten..............................................      14,197     14,394
      Mortgage-backed securities.............................      21,664     21,998
                                                                  -------    -------
       Total.................................................     $53,265    $54,545
                                                                  =======    =======

                               TOWER GROUP, INC.

   The actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without penalties.

   The cost and estimated fair value of investments in equity securities are as follows (in 000's):



                                                                                                     GROSS        GROSS
                                                                                                  UNREALIZED    UNREALIZED    FAIR
                                                                                         COST        GAINS        LOSSES      VALUE
                                                                                        ------       ----         -----      ------
DECEMBER 31, 2003:
  Preferred stocks...................................................................   $  163       $  4         $  --      $  167
  Common stocks......................................................................    1,714        303            --       2,017
                                                                                        ------       ----         -----      ------
   Total.............................................................................   $1,877       $307         $  --      $2,184
                                                                                        ======       ====         =====      ======
DECEMBER 31, 2002:
  Preferred stocks...................................................................   $  188       $  1         $  --      $  189
  Common stocks......................................................................    1,714         70          (236)      1,548
                                                                                        ------       ----         -----      ------
   Total.............................................................................   $1,902       $ 71         $(236)     $1,737
                                                                                        ======       ====         =====      ======




   Major categories of the Company's net investment income are summarized as follows (in 000's):

                                                                                                         2003     2002     2001
                                                                                                        ------   ------    ----
    Income:
      Fixed-maturity securities.....................................................................    $2,190   $1,762    $671
      Equity securities.............................................................................        39       41      27
      Short-term investments and cash...............................................................       121      190     144
      Interest on notes receivable from related parties.............................................        54       47      33
                                                                                                        ------   ------    ----
       Total investment income......................................................................     2,404    2,040     875
                                                                                                        ------   ------    ----
    Expenses:
      Investment expenses...........................................................................       136      107      47
                                                                                                        ------   ------    ----
       Net investment income........................................................................    $2,268   $1,933    $828
                                                                                                        ======   ======    ====

                               TOWER GROUP, INC.

   Proceeds from the sale and maturity of fixed-maturity securities were $8,992,000, $19,717,000 and $3,347,000 in 2003, 2002 and 2001, respectively.
Proceeds from the sale of equity securities were $25,000, $791,000 and $117,000 in 2003, 2002, and 2001, respectively. The Company's gross realized gains and losses on investments are summarized as follows (in 000's):

                                                                                                           2003    2002    2001
                                                                                                           ----   -----    ---
    Fixed maturity securities:
      Gross realized gains.............................................................................    $493   $ 602    $68
      Gross realized losses............................................................................      --    (128)    --
                                                                                                           ----   -----    ---
                                                                                                            493     474     68
                                                                                                           ----   -----    ---
    Equity securities:
      Gross realized gains.............................................................................      --      50      6
      Gross realized losses............................................................................      --    (429)    (5)
                                                                                                           ----   -----    ---
                                                                                                             --    (379)     1
                                                                                                           ----   -----    ---
      Net realized gains...............................................................................    $493   $  95    $69
                                                                                                           ====   =====    ===




   The following table presents information regarding the Company's invested assets that were in an unrealized loss position at December 31, 2003 by amount of time in a continuous unrealized loss position (in 000's).


                                                         12 MONTHS OR
                              LESS THAN 12 MONTHS           LONGER                 TOTAL
                              --------------------    ------------------    --------------------
                               FAIR     UNREALIZED    FAIR    UNREALIZED     FAIR     UNREALIZED
                               VALUE       LOSS       VALUE      LOSS        VALUE       LOSS
                              -------   ----------    -----   ----------    -------   ----------
U.S. Gov't bonds..........    $ 1,248      $ (63)     $ --       $ --       $ 1,248      $ (63)
Municipal bonds...........      2,276        (33)       --         --         2,276        (33)
Corp. and other bonds.....      3,424       (162)      449        (54)        3,873       (216)
Mortgage-backed securities      8,983        (94)       --         --         8,983        (94)
                              -------      -----      ----       ----       -------      -----
   Total..................    $15,931      $(352)     $449       $(54)      $16,380      $(406)
                              =======      =====      ====       ====       =======      =====




   As of December 31, 2003, 28 securities accounted for the gross unrealized losses, all of which are deemed to be temporary.

                               TOWER GROUP, INC.

NOTE 3 -- PROPERTY-CASUALTY INSURANCE ACTIVITY


   Premiums written, ceded and earned are as follows (in 000's):


                                                                                          DIRECT     ASSUMED      CEDED       NET
                                                                                         --------    -------    ---------   -------
2003:
Premiums written .....................................................................   $133,263     $1,219    $(105,532)  $28,950
Change in unearned premiums ..........................................................    (12,722)       263        6,450    (6,009)
                                                                                         --------     ------    ---------   -------
Premiums earned ......................................................................   $120,541     $1,482    $ (99,082)  $22,941
                                                                                         ========     ======    =========   =======
2002:
Premiums written .....................................................................   $105,266     $1,474    $ (79,411)  $27,329
Change in unearned premiums ..........................................................    (20,748)       164       19,263    (1,321)
                                                                                         --------     ------    ---------   -------
Premiums earned ......................................................................   $ 84,518     $1,638    $ (60,148)  $26,008
                                                                                         ========     ======    =========   =======
2001:
Premiums written .....................................................................   $ 56,961     $2,737    $ (48,372)  $11,326
Change in unearned premiums ..........................................................    (23,404)       (68)      19,120    (4,352)
                                                                                         --------     ------    ---------   -------
Premiums earned ......................................................................   $ 33,557     $2,669    $ (29,252)  $ 6,974
                                                                                         ========     ======    =========   =======




   The components of the liability for loss and loss adjustment expenses and related reinsurance recoverables are as follows (in 000's):

                                                              GROSS      REINSURANCE
                                                            LIABILITY   RECOVERABLES
                                                            ---------   ------------
    DECEMBER 31, 2003:
      Case-basis reserves...............................     $61,622       $45,544
      IBNR reserves.....................................      37,853        29,570
      Recoverable on paid losses........................          --         9,646
                                                             -------       -------
       Total............................................     $99,475       $84,760
                                                             =======       =======
    DECEMBER 31, 2002:
      Case-basis reserves...............................     $37,828       $28,048
      IBNR reserves.....................................      27,860        22,164
      Recoverable on paid losses........................          --         4,898
                                                             -------       -------
       Total............................................     $65,688       $55,110
                                                             =======       =======
    DECEMBER 31, 2001:
      Case-basis reserves...............................     $29,591       $22,707
      IBNR reserves.....................................       8,046         6,310
      Recoverable on paid losses........................          --         4,069
                                                             -------       -------
       Total............................................     $37,637       $33,086
                                                             =======       =======

                               TOWER GROUP, INC.

   Activity in the liability for loss and loss adjustment expenses is summarized as follows (in 000's):

                                                                                                  2003       2002        2001
                                                                                                --------   --------    --------
    Balance at January 1,...................................................................    $ 65,688   $ 37,637    $ 28,507
      Less reinsurance recoverables.........................................................     (50,212)   (29,017)    (20,606)
                                                                                                --------   --------    --------
                                                                                                  15,476      8,620       7,901
    Incurred related to:
      Current year..........................................................................      14,996     13,416       3,574
      Prior years...........................................................................          75      2,940       1,765
                                                                                                --------   --------    --------
       Total incurred.......................................................................      15,071     16,356       5,339
                                                                                                --------   --------    --------
    Paid related to:
      Current year..........................................................................       2,084      6,585       1,284
      Prior years...........................................................................       4,102      2,915       3,336
                                                                                                --------   --------    --------
       Total paid...........................................................................       6,186      9,500       4,620
                                                                                                --------   --------    --------
    Net balance at December 31,.............................................................      24,361     15,476       8,620
      Add reinsurance recoverables..........................................................      75,114     50,212      29,017
                                                                                                --------   --------    --------
       Balance at December 31,..............................................................    $ 99,475   $ 65,688    $ 37,637
                                                                                                ========   ========    ========




   Incurred loss and loss adjustment expenses attributable to insured events of prior years increased by $2,940,000 in 2002 and $1,765,000 in 2001 as a result of re-estimation of unpaid loss and loss adjustment expenses. This increase is the result of recent loss development trends in the reinsurance segment. An insignificant increase developed in 2003 for prior years. The Company's management continually monitors claims activity to assess the appropriateness of carried case and IBNR reserves, giving consideration to Company and industry trends.

NOTE 4 -- DEFERRED ACQUISITION COSTS AND DEFERRED CEDING COMMISSION REVENUE

   Acquisition costs incurred and policy-related ceding commission revenue are deferred and amortized to income on property and casualty business as follows (in 000's):


                                                                                                      2003        2002       2001
                                                                                                    --------    --------   --------
Net deferred acquisition costs (ceding commission revenue), January 1,..........................    $ (3,494)   $ (5,984)  $    569
Costs incurred and deferred during year:
 Commissions and brokerage......................................................................      22,218      18,771     11,670
Other underwriting and acquisition costs........................................................      17,779      12,697      7,506
Ceding commission revenue.......................................................................     (35,415)    (24,429)   (24,374)
                                                                                                    --------    --------   --------
Net acquisition costs (ceding commission revenue) deferred during year..........................       4,582       7,039     (5,198)
Amortization....................................................................................        (515)     (4,549)    (1,355)
                                                                                                    --------    --------   --------
Net deferred acquisition costs (ceding commission revenue), December 31,........................    $    573    $ (3,494)  $ (5,984)
                                                                                                    ========    ========   ========

                               TOWER GROUP, INC.

NOTE 5 -- REINSURANCE

   The Company offers insurance coverage for limits up to $10,000,000 for property risks, $2,000,000 for liability coverages and $10,000,000 for workers' compensation. Through various quota share, excess of loss and catastrophe reinsurance agreements, as described further below, the Company limits its exposure to a maximum loss on any one risk of $450,000 during the period January 1, through September 30, 2003 (after commutation -- see discussion below), $313,000 during the period October 1 through December 31, 2003, $250,000 in 2002 and $100,000 in 2001.

   In 2001, in an effort to manage the cost of quota share reinsurance in the time of rising cost and limited availability, the Company added provisions for loss ratio caps to its quota share reinsurance agreements. These provisions have been structured to provide the reinsurers with some limit on the amount of potential loss being assumed, while maintaining the transfer of significant insurance risk with the possibility of a significant loss to the reinsurer, and thereby to reduce the cost of reinsurance. Loss ratio caps cut off the reinsurers' liability for losses above a specified loss ratio. The loss ratio caps in the 2003, 2002 and 2001 quota share agreements were 92.0%, 97.5% and 100.0%, respectively.

   The structure of the Company's reinsurance program enables the Company to reflect significant reductions in premiums written and earned and also provides income as a result of ceding commissions earned pursuant to reinsurance contracts. This structure has enabled the Company to significantly grow its premium volume while maintaining regulatory capital and other financial ratios generally within expected ranges used for regulatory oversight purposes. The Company's participation in reinsurance arrangements does not relieve the Company from its obligations to policyholders.

   Approximate reinsurance recoverables by reinsurer are as follows (in 000's):

                                                                                                         UNPAID     PAID
                                                                                                         LOSSES    LOSSES    TOTAL
                                                                                                        -------    ------   -------
DECEMBER 31, 2003:
 PXRE Reinsurance Company...........................................................................    $51,697    $7,354   $59,051
 American Re-Insurance Company......................................................................     12,565     1,474    14,039
 Tokio Millennium Re Ltd............................................................................      9,972       777    10,749
 Other..............................................................................................        880        41       921
                                                                                                        -------    ------   -------
   Total............................................................................................    $75,114    $9,646   $84,760
                                                                                                        =======    ======   =======
DECEMBER 31, 2002:
 PXRE Reinsurance Company...........................................................................    $34,975    $4,551   $39,526
 American Re-Insurance Company......................................................................     14,954       239    15,193
 Other..............................................................................................        283       108       391
                                                                                                        -------    ------   -------
   Total............................................................................................    $50,212    $4,898   $55,110
                                                                                                        =======    ======   =======

   The Company recorded prepaid reinsurance premiums as follows (in 000's):

                                                                     DECEMBER 31,
                                                                   -----------------
                                                                    2003       2002
                                                                   -------   -------
    PXRE Reinsurance Company ..................................    $   109   $45,801
    American Re-Insurance Company .............................      1,760     1,921
    Tokio Millennium Re Ltd. ..................................     52,389        --
    Other .....................................................      1,387       697
                                                                   -------   -------
       Total...................................................    $55,645   $48,419
                                                                   =======   =======

                               TOWER GROUP, INC.

NOTE 5 -- REINSURANCE -- (CONTINUED)

   As a result of the cancellation of the 2003 quota share agreement with PXRE as of September 30, 2003 (see discussion below), the Company was owed $15,748,000 in return premium net of ceding commissions as of December 31, 2003. This amount was collected in January, 2004.

   The following collateral is available to the Company for amounts receivable from reinsurers (in 000's):

                                                                                             LETTERS OF
                                                                                               CREDIT     FUNDS HELD     TOTAL
                                                                                             ----------   ----------    -------
    DECEMBER 31, 2003:
    PXRE Reinsurance Company.............................................................     $    --       $    --     $    --
    American Re-Insurance Company........................................................          --            --          --
    Tokio Millennium Re Ltd..............................................................      20,000        24,943      44,943
    Others...............................................................................         735            --         735
                                                                                              -------       -------     -------
       Total.............................................................................     $20,735       $24,943     $45,678
                                                                                              =======       =======     =======

   As of December 31, 2002, no collateral was available to the Company for amounts receivable from reinsurers.


   Effective October 1, 2003, the Company commuted PMA's participation under the 2003 quota share reinsurance treaty. Prior to the commutation, PMA assumed 17.5% of the layer of coverage representing the first $500,000 of each loss on policies written or renewed on or after January 1, 2003. The effect of this commutation was to conclude PMA's participation in the quota share treaty and to discharge PMA from future related liabilities effective October 1, 2003. Loss related amounts recoverable from PMA at the commutation date including loss and loss adjustment expense reserve liabilities ceded of $2.7 million and ceded paid losses of $0.4 million that had not yet been recovered from PMA were settled with a payment received from PMA of $3.1 million. The Company also received $2.5 million for ceded unearned premium at the commutation date resulting in a total cash settlement of $5.6 million.


PXRE

   PXRE participated in various reinsurance agreements with the Company during 2001, 2002 and through September 30, 2003, including a quota share participation in the layer of coverage representing the first $500,000 of each loss. Ceded written premiums include $20,261,000, $72,434,000, and $55,522,000 ceded to PXRE in 2003, 2002 and 2001, respectively. Effective September 30, 2003, the 2003 quota share agreement with PXRE was cancelled. The quota share agreements with PXRE are in run-off as of December 31, 2003.

   The terms of the quota share agreements included the payment by PXRE of ceding commissions. Under the terms of the quota share agreements in effect during 2003, 2002 and 2001, the Company is entitled to a provisional ceding commission from PXRE that is adjustable based on loss experience under the contract. Additionally, the 2002 contract contained a provision that provided the Company with a non-refundable special commission of $5,000,000, which the Company received in December 2001. The Company deferred this special commission as of December 31, 2001 to be earned over the period during which the underlying premiums are earned.

   In January 2003, the Company entered into an excess of loss reinsurance agreement with PXRE Barbados Ltd. ("PXRE Barbados"), an affiliate of PXRE, and remitted $10,000,000 as deposit premium to PXRE Barbados as called for by the contract. This excess of loss agreement inured solely to the benefit of PXRE in connection with its participation in the 2003 quota share agreement with the Company. Effective September 30, 2003, the Company and PXRE Barbados commuted the excess of loss agreement. As a result of the commutation of the agreement, the Company recorded $1,537,000 in ceding commission revenue.

   As further described in Note 7, the Company entered into a borrowing arrangement during 2002 with PXRE Barbados, for $10,000,000. The terms and conditions of the note are structured to comply with the

                               TOWER GROUP, INC.

NOTE 5 -- REINSURANCE -- (CONTINUED)

New York Insurance Law, which permits TICNY to reflect this note as surplus as regards policyholders for statutory accounting purposes as of December 31, 2002.

   In 2001, the Company entered into quota share reinsurance and option agreements with PXRE. Under the option agreement, which was effective on June 30, 2001, PXRE was granted the right to purchase 333,000 shares of Class A common stock of the Company for $30 per share. PXRE paid the Company $5,000,000 for this option, which becomes exercisable on June 30, 2006 and expires on July 31, 2006. The agreement provides that PXRE's right to exercise the option terminates if the Company meets certain conditions. Those conditions included the Company granting to PXRE a right of first refusal with respect to all quota share reinsurance cessions made by the Company through December 31, 2005 and presenting reinsurance submissions to PXRE involving gross written premiums of at least $25,000,000 per year from 2001 through 2005. The terms and conditions of the quota share reinsurance treaty between PXRE and TICNY, including the commission rate, were amended to reflect the payment of the $5,000,000 under the option agreement. The Company has classified the $5,000,000 proceeds for the stock options as commission income in 2001 and has attributed no value to the options issued to PXRE due to the $30 per share exercise price.

   At the end of 2001, the Company, through TRM, provided reinsurance intermediary services to PXRE and TICNY for the placement of quota-share reinsurance covering the 2002 calendar year. As part of the placement of this reinsurance treaty, TRM entered into a reinsurance intermediary commission agreement with PXRE. During 2002, TRM earned commissions of $3,000,000 related to this intermediary commission agreement that is reflected in the Company's consolidated statement of income.

AMRE

   The Company has participated in various reinsurance agreements with AMRE. Ceded written premiums include $3,811,000, $3,154,000, and ($8,778,000) ceded to AMRE in 2003, 2002 and 2001, respectively. The 2001 ceded written premium to AMRE is net of the return to the Company of ceded unearned premium of $10,433,000 paid in conjunction with a portfolio transfer to PXRE effective January 1, 2001. As described in Note 7 and 8, AMRE owns all outstanding shares of the Company's Series A Cumulative Redeemable Preferred Stock and holds warrants for the purchase of Class A common stock.

NOTE 6 -- FIXED ASSETS

   The components of fixed assets are summarized as follows (in 000's):

                                                                                                          ACCUMULATED
                                                                                                 COST    DEPRECIATION     NET
                                                                                                ------   ------------    ------
    DECEMBER 31, 2003:
      Furniture.............................................................................    $  614      $  (223)     $  391
      Leasehold improvements................................................................     1,114         (498)        616
      Computer equipment....................................................................     4,008       (3,063)        945
      Software..............................................................................     3,308       (1,220)      2,088
                                                                                                ------      -------      ------
       Net fixed assets.....................................................................    $9,044      $(5,004)     $4,040
                                                                                                ======      =======      ======
    DECEMBER 31, 2002:
      Furniture.............................................................................    $  270      $  (172)     $   98
      Leasehold improvements................................................................       758         (384)        374
      Computer equipment....................................................................     3,367       (2,618)        749
      Software..............................................................................     2,148         (688)      1,460
                                                                                                ------      -------      ------
       Net fixed assets.....................................................................    $6,543      $(3,862)     $2,681
                                                                                                ======      =======      ======

                               TOWER GROUP, INC.

NOTE 7 -- DEBT


Subordinated Debentures

   During the second and third quarters of 2003, Tower formed two statutory business trusts ("Trust I" and "Trust II"), of which the Company owns all of the common securities. On May 15, 2003 and September 30, 2003, Trust I and Trust II, respectively, each issued $10,000,000 floating rate trust preferred securities totaling $20,000,000 to investment pools and invested the proceeds thereof in an equivalent amount of floating rate junior subordinated debentures ("subordinated debentures") issued by Tower. The subordinated debentures are unsecured obligations of Tower and are subordinated and junior in right of payment to all present and future senior indebtedness of Tower. Tower has entered into guarantee agreements, which provide for full and unconditional guarantee of the trust securities. The subordinated debentures and the floating rate preferred securities issued by Trust I accrue and pay interest quarterly at 3-month LIBOR, plus 4.10%, which cannot exceed 12.50% prior to May 15, 2008. At December 31, 2003 this interest rate was 5.28%. The Trust II floating rate preferred securities bear interest at a fixed rate of 7.5% until September 30, 2008 and at a variable rate, reset quarterly, equal to the 3-Month LIBOR, plus 4.00%, thereafter. The final maturity on the subordinated debentures is May 15, 2033 and September 30, 2033 for Trust I and Trust II, respectively, with prepayment at the option of the company available beginning in 2008. Issuance costs, primarily legal fees, of $301,000 and $338,000 for the Trust I and Trust II offerings, respectively, were deferred and are being amortized over the term of the subordinated debentures using the effective interest method. Total interest expense incurred, including amortization of deferred origination costs, was $546,000 for the year ended December 31, 2003.

   During the fourth quarter of 2003, the Company deconsolidated the statutory business trusts pursuant to FIN 46.

CIT Financing Agreement

   On February 21, 2003, Tower entered into a Credit Agreement with The CIT Group/Equipment Financing, Inc. ("CIT") for borrowings up to $6,000,000. Pursuant this agreement TOWER borrowed $3,000,000 ("First Advance") on February 25, 2003 and an additional $3,000,000 on December 31, 2003 ("Second Advance"). The Credit Agreement required that $1,800,000 of the First Advance be contributed to TICNY. The Credit Agreement includes certain compliance requirements including certain financial requirements. Tower has pledged all of the outstanding common stock of TICNY and TRM as collateral for the borrowings pursuant to the Credit Agreement. TRM has guaranteed Tower's obligations pursuant to the credit agreement and also granted CIT a security interest in all of TRM's assets. Principal and interest for the First Advance is payable in quarterly installments beginning March 31, 2003 with the final payment due December 31, 2008. Principal and interest for the Second Advance is payable in quarterly installments beginning March 31, 2004 with the final payment due December 31, 2009. The Company has the right to prepay borrowings pursuant to the First and Second Advances in whole or in part. Interest is variable, adjusting each quarter, and is determined as LIBOR as of the first day of each quarter plus 4.50%. During the year ended December 31, 2003 interest rates pursuant to the credit agreement ranged from 5.62% to 5.88%. As of December 31, 2003, the interest rate was 5.66%. Origination fees, primarily legal fees, incurred with respect to the First and Second Advances totaling $175,000 have been deferred and are being amortized using the effective interest method and are reported as an adjustment to interest expense. Interest expense incurred for the year ended December 31, 2003, including amortization of origination costs, was $158,000. During 2003, $413,000 has been repaid.

Surplus Note

   On December 19, 2002, TICNY entered into a borrowing arrangement with PXRE Barbados for $10,000,000 ("Surplus Note"). The borrowings under this arrangement were not reflected in the December 31, 2002 consolidated GAAP basis financial statements as the Company received the proceeds from the

                               TOWER GROUP, INC.

Surplus Note on January 10, 2003. The Surplus Note accrued interest at the rate of 5.0% per annum, payable quarterly commencing April 1, 2003 upon prior approval of the State of New York Insurance Department's Superintendent ("the Superintendent"). TICNY issued the Surplus Note in conjunction with a financing agreement structured in accordance with the standards of Section 1307 of the New York Insurance Law in order to reflect the proceeds as surplus for statutory accounting purposes. The New York Insurance Law provides that notes of this nature have no due date and the Company cannot repay principal or interest to PXRE without the prior written approval of the Superintendent. On December 19, 2003, the Company repaid the balance owed under this agreement and terminated the borrowing agreement, having received approval for such repayment from the Superintendent. Interest expense incurred for 2003 pursuant to the Surplus Note was $500,000.

Securities Repurchase Agreement

   In 2002, the Company, through its investment manager, executed a securities repurchase agreement with J.P. Morgan Securities, Inc. At December 31, 2002, the Company owed approximately $3,000,000 under this repurchase agreement, which was collateralized by certain mortgage-backed securities owned by the Company. During 2003 and 2002, the Company incurred interest totaling $23,000 and $43,000, respectively, relating to its repurchase obligations.

Series A Cumulative Redeemable Preferred Stock

   The 60,000 shares of the Company's Series A Cumulative Redeemable Preferred Stock ("the preferred stock"), $0.01 par value are held by AMRE. The preferred stock carries a rate of 10.5% per annum with dividends payable quarterly and in arrears, and is redeemable in advance of the mandatory redemption dates at the option of the Company. The preferred stock does not have rights to vote with the holders of common stock. However, under certain conditions, the holder may elect a member to the Board of Directors of the Company. The Company is required to redeem on each December 31, 2003, 2004 and 2005, 33 1/ 3% of the total preferred stock outstanding on December 31, 2003. In January 2004, the Company redeemed 30,000 of the outstanding shares of the preferred stock for $1,500,000.

   Due to the adoption by the Company of SFAS 150, the mandatorily redeemable Series A Cumulative Redeemable Preferred Stock of $3,000,000 was reclassified as a liability as of July 1, 2003. Dividends on the preferred stock amounting to $158,000 paid in September and December 2003 are reported as an expense and charged to income. The dividends paid prior to the adoption of SFAS 150 were accounted for as a direct reduction to stockholders' equity, and the corresponding shares of preferred stock were presented on the balance sheet between liabilities and stockholders' equity.

   Aggregate scheduled maturities of the subordinated debentures, debt principal payments and mandatory redemptions of preferred stock at December 31, 2003 are (in 000's):

        2004 .................................................................   $ 2,863
        2005 .................................................................     1,900
        2006 .................................................................       960
        2007 .................................................................     1,050
        2008 .................................................................     1,178
        Thereafter ...........................................................    20,637
                                                                                 -------
                                                                                 $28,588
                                                                                 =======

                               TOWER GROUP, INC.

NOTE 8 -- CAPITAL STOCK

   During 2003, upon approval of the stockholders, the Certificate of Incorporation of the Company was amended to create two classes of common stock where previously there had been only one class of common stock. The amendment divides the Company's 10,000,000 authorized shares as follows: 4,000,000 shares-Class A common stock, 4,000,000 shares-Class B common stock and 2,000,000 shares-preferred stock. All classes have a par value of $.01 per share. The preferred stock may be issued in one or more series. The Certificate of Incorporation, as amended, enables the Board of Directors to allocate unequal amounts of any declared distributions to the holders of Class A common stock and to the holders of Class B common stock, on a per share basis. Each issued and outstanding share of Class B common stock may, at the option of the holder, be converted into one share of Class A common stock.

   All of the 1,350,036 shares of common stock held by Michael Lee, President and CEO, prior to the amendment were replaced with 1,350,036 shares of Class B common stock. The remaining outstanding shares of common stock prior to the amendment (1,098,297 shares) were replaced with 1,098,297 shares Class A common stock. Warrants and options outstanding prior to the amendment apply to Class A shares of common stock.

   The Company declared dividends on common and preferred stock as follows (in 000's):


                                                                                                               2003     2002   2001
                                                                                                              ------    ----   ----
Common stock dividends declared ($0.19 per share in 2002 and $0.09 per share in 2001).....................    $   --    $473   $219
Class A common stock dividends declared ($0.26 per share in 2003).........................................       293      --      -
Class B common stock dividends declared ($1.04 per share in 2003).........................................     1,403      --      -
                                                                                                              ------    ----   ----
   Total common stock dividends declared..................................................................     1,696     473    219
   Preferred stock dividends declared.....................................................................       158     315    315
                                                                                                              ------    ----   ----
    Total dividends declared..............................................................................    $1,854    $788   $534
                                                                                                              ======    ====   ====


   Included in dividends on Class B common stock is a dividend totaling $1,050,000 declared by the Board of Directors on June 2, 2003 of which $475,000 was used to reduce advances previously made by the Company to Michael Lee, President and CEO. At December 31, 2003 dividends payable of $72,000 on Class A common stock and $88,000 on Class B common stock are unpaid and appear as a liability on the consolidated balance sheet. Common stock dividends of $118,000 at December 31, 2002, were unpaid and appear as a liability on the consolidated balance sheet.

   AMRE holds a warrant to purchase up to 583,333 shares of the Company's common stock (Class A) at an exercise price of $1.3714 per share. AMRE has the right to surrender shares of preferred stock (see Note 7) for the exercise of warrants for the liquidation preference price of $50 per share of preferred stock surrendered. The warrant is exercisable at any time in increments of at least 1,000 shares until its expiration date on January 15, 2009.

   The common stockholders and AMRE have entered into a Stockholders' Agreement, which provides certain restrictions on the transfer of the capital stock of the Company prior to an initial public offering. AMRE participated in various reinsurance agreements with the Company as described in Note 5.

   During 2003, the Company extended an offer to existing stockholders to repurchase shares of Class A common stock at $10 per share. A total of 51,426 shares of Class A common stock were redeemed for a total of $514,000 and are included as treasury stock in the December 31, 2003 consolidated balance sheet at cost.

   Under New York law, TICNY is limited in the amount of dividends it can pay to Tower. Under New York law, TICNY may pay dividends to Tower only out of statutory earned surplus. In addition, the New York Insurance Department must approve any dividend declared or paid by TICNY that, together with all dividends declared or distributed by TICNY during the preceding twelve months, exceeds the lesser of

                               TOWER GROUP, INC.

(1) 10% of TICNY's policyholders' surplus as shown on its latest statutory financial statement filed with the New York State Insurance Department or
(2) 100% of adjusted net investment income during the preceding twelve months. TICNY paid $363,000, $1,555,000 and $200,000 in dividends to Tower in 2003, 2002, and 2001, respectively. As of December 31, 2003, the maximum distribution that TICNY could pay without prior regulatory approval was approximately $2.4 million.

NOTE 9 -- EMPLOYEE STOCK OPTION PLAN

   In 2001, the Board of Directors approved a stock option plan ("the Plan") applicable to certain officers and employees. Under the Plan, the Company authorized a maximum of 250,000 shares to be available for grant to officers and other employees of the Company. The options vest over a period of one to five years and expire in 2011. If employment or service is terminated, the options will expire and all vested options not exercised within three months are forfeited.

   Changes in outstanding options granted under the 2001 plan are as follows:


                                                                WEIGHTED-AVERAGE
                                                 SHARES UNDER    EXERCISE PRICE
                                                    OPTION          PER SHARE
                                                 ------------   ----------------
BALANCE AT JANUARY 1, 2001 (0 EXERCISABLE) ..           --            $  --
 Granted ....................................      235,500             5.00
 Forfeited ..................................           --               --
 Expired ....................................           --               --
 Exercised ..................................           --               --
                                                   -------
BALANCE AT DECEMBER 31, 2001 (178,300
  EXERCISABLE)...............................      235,500             5.00
 Granted ....................................           --               --
 Forfeited ..................................       (8,500)            5.00
 Expired ....................................           --               --
 Exercised ..................................           --               --
                                                   -------
BALANCE AT DECEMBER 31, 2002 (190,900
  EXERCISABLE)...............................      227,000             5.00
 Granted ....................................           --               --
 Forfeited ..................................      (28,000)            5.00
 Expired ....................................           --               --
 Exercised ..................................           --               --
                                                   -------
BALANCE AT DECEMBER 31, 2003 (179,200
  EXERCISABLE)...............................      199,000             5.00
                                                   =======




   The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under SFAS 148 requires the use of option valuation models that were not developed for use in valuing employee stock options. Specifically, the Black-Scholes option valuation model used by the Company for option valuation was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   The fair value of the options was estimated using the Black-Scholes pricing model as of January 1, 2001, the date of the initial grant, with the following weighted average assumptions: risk free interest rate of

                               TOWER GROUP, INC.

4.97%, dividend yield of 1.75%, volatility factors of the expected market price of the Company's common stock of 35%, and a weighted-average expected life of the options of 7 years.

   The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123, to stock-based employee compensation (in 000's, except per share amounts).



                                                                                                       2003     2002      2001
                                                                                                      ------   ------    ------
    Net income available to common stockholders
      as reported.................................................................................    $6,123   $3,832    $   46
    Deduct total stock-based employee compensation expense determined under fair value based
      method for all awards, net of related tax effects...........................................        --      (14)     (196)
                                                                                                      ------   ------    ------
    Net income, pro forma.........................................................................    $6,123   $3,818    $ (150)
    Earnings per share
      Basic -- as reported........................................................................    $ 2.47   $ 2.13    $ 0.02
      Basic -- pro forma..........................................................................    $ 2.47   $ 2.03    $(0.03)
      Fully diluted -- as reported................................................................    $ 1.96   $ 1.69    $(0.04)
      Fully diluted -- pro forma..................................................................    $ 1.96   $ 1.68    $(0.07)


NOTE 10 -- INCOME TAXES

   The Company files a consolidated Federal income tax return. The provision for Federal, state and local income taxes consists of the following components (in 000's):

                                                                                                      2003     2002      2001
                                                                                                     ------   ------    -------
    Current Federal income tax expense...........................................................    $2,304   $1,676    $ 2,571
    Current state income tax expense.............................................................       441    2,032        221
    Deferred Federal income tax expense (benefit)................................................       629      427     (2,603)
                                                                                                     ------   ------    -------
    Provision for income taxes...................................................................    $3,374   $4,135    $   189
                                                                                                     ======   ======    =======




   Deferred tax assets and liabilities are determined utilizing the enacted tax rates applicable to the period the temporary differences are expected to be recovered. Accordingly, the current period income tax provision can be affected by the enactment of new tax rates. The net deferred income taxes on the balance sheet reflect temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and income tax purposes, tax effected at a 34% rate.

                               TOWER GROUP, INC.

   Significant components of the Company's deferred tax assets and liabilities are as follows (in 000's):

                                                                      2003     2002
                                                                     ------   ------
    Deferred tax asset:
      Claims reserve discount....................................    $1,126   $  715
      Unearned premium...........................................       993      690
      Deferred compensation......................................       607      567
      Allowance for doubtful accounts............................        42       42
      Deferred ceding commission revenue net of deferred policy
       acquisition costs.........................................        --    1,188
                                                                     ------   ------
       Total deferred tax asset..................................     2,768    3,202
                                                                     ------   ------
    Deferred tax liability:
      Deferred acquisition costs net of deferred ceding
       commission revenue........................................       195       --
      Unrealized appreciation of securities......................       540      498
                                                                     ------   ------
      Total deferred tax liabilities.............................       735      498
                                                                     ------   ------
      Net deferred income tax asset..............................    $2,033   $2,704
                                                                     ======   ======


   In assessing the valuation of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. No valuation allowance against deferred tax assets has been established, as the Company believes it is more likely than not the deferred tax assets will be realized.

   The provision for Federal income taxes incurred is different from that which would be obtained by applying the Federal income tax rate to net income before income taxes. The items causing this difference are as follows (in 000's):

                                                                                                        2003     2002     2001
                                                                                                       ------   ------    -----
    Theoretical Federal income tax expense at U.S. statutory rate (34%)............................    $3,282   $3,321    $ 187
      Tax advantaged investments...................................................................      (101)     (40)     (35)
      State income taxes net of Federal benefit....................................................       291    1,340      145
      Prior year overaccrual.......................................................................        --       --     (108)
      Other........................................................................................       (98)     (23)      --
      Tax credits..................................................................................        --     (463)      --
                                                                                                       ------   ------    -----
    Provision for income tax expense...............................................................    $3,374   $4,135    $ 189
                                                                                                       ======   ======    =====


NOTE 11 -- EMPLOYEE BENEFIT PLANS

   The Company maintains a defined contribution Employee Pretax Savings Plan (401(k) Plan) for its employees. The Company contributes 50% of each participant's contribution up to 8% of the participant's compensation. The Company incurred approximately $332,000, $319,000 and $204,000 of expense in 2003, 2002 and 2001, respectively, related to this plan.

   The Company sponsors a nonqualified deferred compensation plan ("the Plan") for the Chairman of the Board, President and Chief Executive Officer of the Company. As of December 31, 2002, the Company has granted the maximum amount allowed under the Plan, $1,000,000, which is not payable to until the earlier of

                               TOWER GROUP, INC.

April 1, 2008 or the death of the participant. Amounts contributed to the Plan earn interest at the rate of 7% per year. During 2003, 2002 and 2001, the Company recognized deferred compensation expense of $85,000, $79,000 and $74,000, respectively.

NOTE 12 -- COMMITMENTS AND CONTINGENCIES

   From time to time, we are involved in various legal proceedings in the ordinary course of business. For example, to the extent a claim asserted by a third party in a law suit against one of our insureds covered by a particular policy, we may have a duty to defend the insured party against the claim. These claims may relate to bodily injury, property damage or other compensable injuries as set forth in the policy. Such proceedings are considered in estimating the liability for loss and loss adjustment expenses. The Company is not subject to any other pending legal proceedings that management believes are likely to have a material adverse effect in the financial statements.

   In May 1998, the Company entered into a lease agreement for office space. The Company's future minimum lease payments are as follows ($'s in 000's):

            2004..................................................................    $1,283
            2005..................................................................     1,218
            2006..................................................................     1,186
            2007..................................................................     1,167
            2008..................................................................       446
                                                                                      ------
                                                                                      $5,300
                                                                                      ======


   Total rental expense charged to operations was approximately $1,336,000, $1,206,000 and $1,136,000 in 2003, 2002 and 2001, respectively.

NOTE 13 -- STATUTORY FINANCIAL INFORMATION AND ACCOUNTING POLICIES

   For regulatory purposes, TICNY, domiciled in the State of New York, prepares its statutory basis financial statements in accordance with practices prescribed or permitted by the State of New York Insurance Department ("statutory basis" or "SAP"). The more significant SAP variances from GAAP are as follows:

   o Policy acquisition costs are charged to operations in the year such costs are incurred, rather than being deferred and amortized as premiums are earned over the terms of the policies.

   o Ceding commission revenues are earned when ceded premiums are written rather than being deferred and amortized as the underlying ceded premiums are earned over the term of the reinsurance agreements.

   o Certain assets including certain receivables, a portion of the net deferred tax asset, prepaid expenses and furniture and equipment are not admitted.

   o Investments in fixed-maturity securities are valued at NAIC value for statutory financial purposes, which is primarily amortized cost. GAAP requires certain investments in fixed-maturity securities to be reported at fair value.

   o Certain amounts related to ceded reinsurance are reported on a net basis within the statutory basis financial statements. GAAP requires these amounts to be shown gross.

   o For SAP purposes, changes in deferred income taxes relating to temporary differences between net income for financial reporting purposes and taxable income are recognized as a separate component of gains and losses in surplus rather than included in income tax expense or benefit as required under GAAP.

                               TOWER GROUP, INC.

NOTE 13 -- STATUTORY FINANCIAL INFORMATION AND ACCOUNTING POLICIES --
(CONTINUED)

   o For statutory purposes surplus notes are recognized as surplus due to the regulatory restrictions on the repayment of principal and interest. For GAAP, surplus notes are reflected as debt.

   For the years ended December 31, 2003 2002 and 2001, TICNY reported statutory basis net income of $2,782,000, $2,612,000, and $1,618,000, respectively. At December 31, 2003 and 2002 TICNY reported statutory basis surplus as regards policyholders of $36,645,000 and $29,642,000, respectively. As of December 31, 2003 TICNY is required to maintain $4,900,000 of minimum capital and surplus in accordance with New York Insurance Law.

NOTE 14 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

   Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107") requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the balance sheet, for which it is practicable to estimate fair value. The Company uses the following methods and assumptions in estimating its fair value disclosures for financial instruments:

   Equity and fixed income investments: Fair value disclosures for investments are included in Note 2.

   Short-term investments: The carrying values reported in the accompanying balance sheets for the financial instruments approximate their fair values.

   Agents' balances receivable, assumed premiums receivable, receivable--claims paid by agency: The carrying values reported in the accompanying balance sheets for these financial instruments approximate their fair values.

   Notes receivable from related parties: Notes receivable are from related parties; as such it is not practicable to estimate the fair value of these instruments. Accordingly, these notes receivable are reported at their outstanding principal and accrued interest balances.

   Reinsurance balances payable, payable to issuing carrier and funds held: The carrying value reported in the balance sheet for these financial instruments approximates fair value.

   Subordinated debentures: The carrying values reported in the accompanying balance sheets for these financial instruments approximate fair value. Fair value was estimated using projected cash flows, discounted at rates currently being offered for similar notes.

   Long-term debt -- CIT: The carrying values reported in the accompanying balance sheets for these financial instruments approximate fair value. Fair value was estimated using projected cash flows, discounted at rates currently being offered for similar notes.

   Series A cumulative redeemable preferred stock: The carrying values reported in the accompanying balance sheets for these financial instruments approximate fair value. Fair value was estimated using projected cash flows, discounted at rates currently being offered for similar securities.

                               TOWER GROUP, INC.

NOTE 15 -- EARNINGS PER SHARE


   The following table shows the computation of the Company's earnings per share (in 000's, except shares and per share amounts):


                                                                                              INCOME         SHARES       PER SHARE
                                                                                           (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                                                                           -----------    -------------   ---------
2003:
Net income                                                                                    $6,280
Less: preferred stock dividends........................................................         (158)
                                                                                              ------
Basic EPS..............................................................................        6,122        2,474,287       $2.47
                                                                                              ------        ---------       =====
Effect of dilutive securities:
 Stock options.........................................................................           --          113,500
 Warrants..............................................................................           84          583,333
                                                                                              ------        ---------
Diluted EPS............................................................................       $6,206        3,171,120       $1.96
                                                                                              ======        =========       =====
2002:
Net income.............................................................................       $5,633
Less: preferred stock dividends........................................................         (315)
                                                                                              ------
Basic EPS..............................................................................        5,318        2,500,000       $2.13
                                                                                              ------        ---------       =====
Effect of dilutive securities:
 Stock options.........................................................................           --          117,750
 Warrants..............................................................................           84          583,333
                                                                                              ------        ---------
Diluted EPS............................................................................       $5,402        3,201,083       $1.69
                                                                                              ======        =========       =====
2001:
Net income.............................................................................       $  361
Less: preferred stock dividends........................................................         (315)
Basic EPS..............................................................................           46        2,500,000       $0.02
                                                                                              ------        ---------       =====
Effect of dilutive securities:
 Stock options.........................................................................           --           67,286
                                                                                              ------        ---------
Diluted EPS............................................................................       $   46        2,567,286       $0.02
                                                                                              ======        =========       =====


   As discussed in Note 7, AMRE has the right to surrender shares of preferred stock for the exercise of warrants for the liquidation preference price of $50 per share of preferred stock surrendered. In applying the treasury stock method to the warrants, it was assumed that 16,000 preferred shares were liquidated at the beginning of each year presented and corresponding dividends were reduced.

   As described in Note 5, PXRE entered into an option agreement to purchase 333,000 common shares of the Company for $30 per share. These options are not included in the computation of diluted EPS because their effect would be antidilutive. Additionally, the inclusion of the warrants in the calculation of diluted EPS is antidilutive in 2001; therefore the warrants were excluded from such calculation.

NOTE 16 -- SEGMENT INFORMATION

   The Company manages its operations through three business segments: insurance (commercial and personal lines underwriting), reinsurance, and insurance services (managing general agency, claims administration and reinsurance intermediary operations). The Company considers many factors in determining reportable segments including economic characteristics, production sources, products or services offered and regulatory environment.

                               TOWER GROUP, INC.

   In the insurance segment, TICNY provides commercial and personal lines insurance policies to businesses and individuals. TICNY's commercial lines products include commercial multiple-peril, monoline general liability, commercial umbrella, monoline property, workers' compensation and commercial automobile policies. Its personal lines products consist of homeowners, dwelling and other liability policies.

   In the reinsurance segment, TICNY assumes reinsurance directly from TRM's issuing companies or indirectly from reinsurers that provide reinsurance coverage directly to the issuing companies. TICNY assumes, as a reinsurer, a modest amount of the risk on the premiums that TRM's managing general agency produces.

   In the insurance services segment, TRM generates commission revenue from its managing general agency by producing premiums on behalf of its issuing companies and generates fees by providing claims administration and reinsurance intermediary services. Placing risks through TRM's issuing companies allows the Company to underwrite larger policies and gain exposure to market segments that are unavailable to TICNY due to its rating, financial size and geographical licensing limitations. TRM does not assume any risk on business produced by it. All of the risk is ceded by the issuing companies to a variety of reinsurers pursuant to reinsurance programs arranged by TRM's reinsurance intermediary working with outside reinsurance intermediaries. Through its issuing companies, TRM's managing general agency offers commercial package, monoline general liability, monoline property, commercial automobile and commercial umbrella products.

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performance based on segment profit, which excludes investment income, realized gains and losses, interest expenses, income taxes and incidental corporate expenses. The Company does not allocate assets to segments because assets, which consist primarily of investments, are considered in total by management for decision making purposes.

                               TOWER GROUP, INC.

   Business segment results are as follows (in 000's):


                                                                                                         2003      2002       2001
                                                                                                       -------    -------   -------
INSURANCE SEGMENT
Revenues
 Net premiums earned...............................................................................    $22,365    $25,356   $ 5,550
 Ceding commission revenue.........................................................................     35,311     21,399    10,213
 Policy billing fees...............................................................................        545        376       144
                                                                                                       -------    -------   -------
   Total Revenues..................................................................................     58,221     47,131    15,907
Expenses
 Net loss and loss adjustment expenses.............................................................     14,699     14,792     3,099
 Underwriting expenses.............................................................................     36,955     26,570    11,251
                                                                                                       -------    -------   -------
   Total Expenses..................................................................................     51,654     41,362    14,350
                                                                                                       -------    -------   -------
Underwriting Profit................................................................................    $ 6,567    $ 5,769   $ 1,557
                                                                                                       =======    =======   =======
REINSURANCE SEGMENT
Revenues
 Net premiums earned...............................................................................    $   576    $   652   $ 1,424
 Ceding commission revenue.........................................................................        294        473       243
                                                                                                       -------    -------   -------
   Total Revenues..................................................................................        870      1,125     1,667
Expenses
 Net loss and loss adjustment expenses                                                                     372      1,564     2,240
 Underwriting expenses.............................................................................        211        500     1,140
                                                                                                       -------    -------   -------
   Total Expenses..................................................................................        583      2,064     3,380
                                                                                                       -------    -------   -------
Underwriting Profit (Loss).........................................................................    $   287    $  (939)  $(1,713)
                                                                                                       =======    =======   =======
INSURANCE SERVICES SEGMENT
Revenues
 Direct commission revenue from managing general agency............................................    $ 7,984    $ 4,693   $ 8,056
 Claims administration revenue.....................................................................      3,746      4,495     5,878
 Reinsurance intermediary fees.....................................................................      1,100      3,240       485
                                                                                                       -------    -------   -------
   Total Revenues..................................................................................     12,830     12,428    14,419
                                                                                                       -------    -------   -------
Expenses
  Direct commissions expense paid to producers.....................................................      5,394      3,361     5,459
  Other insurance services expenses (Underwriting expenses reimbursed to TICNY)....................      2,247      1,608     3,273
  Claims expense reimbursement to TICNY............................................................      3,648      4,399     5,807
                                                                                                       -------    -------   -------
   Total Expenses..................................................................................     11,289      9,368    14,539
                                                                                                       -------    -------   -------
  Insurance Services Pretax Income (Loss)..........................................................    $ 1,541    $ 3,060   $  (120)
                                                                                                       =======    =======   =======

                               TOWER GROUP, INC.

   Underwriting expenses in the insurance segment are net of expense reimbursements that are made by the insurance services segment pursuant to an expense sharing agreement between TRM and TICNY. In accordance with terms of this agreement, TRM reimburses TICNY for a portion of TICNY's underwriting and other expenses resulting from TRM's use of TICNY's personnel, facilities and equipment in underwriting insurance on behalf of TRM's issuing companies. The reimbursement for underwriting and other expenses is calculated as a minimum reimbursement of 5% of the premiums produced by TRM, and is adjustable according to the terms of the agreement based on the number of policies in force and additional expenses that may be incurred by TRM. The amount of this reimbursement was $2,247,000 in 2003, $1,608,000 in 2002 and $3,273,000 in
2001. TRM also reimburses TICNY, at cost, for claims administration expenses pursuant to the terms of this expense sharing agreement. Claims expenses reimbursed by TRM were $3,648,000 in 2003, $4,399,000 in 2002 and $5,807,000 in 2001.

   The following table reconciles revenues by segment to consolidated revenue (in 000's):

                                                                                                    2003       2002      2001
                                                                                                   -------   -------    -------
    Revenue
      Insurance segment........................................................................    $58,221   $47,131    $15,907
      Reinsurance segment......................................................................        870     1,125      1,667
      Insurance services segment...............................................................     12,830    12,428     14,419
                                                                                                   -------   -------    -------
        Total segment revenues ................................................................     71,921    60,684     31,993
      Investment income........................................................................      2,268     1,933        828
      Realized capital gains...................................................................        493        95         69
                                                                                                   -------   -------    -------
      Consolidated revenues....................................................................    $74,682   $62,712    $32,890
                                                                                                   =======   =======    =======




   The following table reconciles the results of our individual segments to consolidated income before taxes (in 000's):

                                                                                                     2003      2002      2001
                                                                                                    -------   ------    -------
    Insurance segment underwriting profit.......................................................    $ 6,567   $5,769    $ 1,557
    Reinsurance segment underwriting profit (loss)..............................................        287     (939)    (1,713)
                                                                                                    -------   ------    -------
       Total underwriting profit (loss).........................................................      6,854    4,830       (156)
    Insurance services segment pretax income (loss).............................................      1,541    3,060       (120)
    Net investment income.......................................................................      2,268    1,933        828
    Net realized investment gains...............................................................        493       95         69
    Corporate expenses..........................................................................        (40)     (28)         2
    Interest expense............................................................................     (1,462)    (122)       (73)
                                                                                                    -------   ------    -------
    Income before taxes.........................................................................     $9,654   $9,768    $   550
                                                                                                    =======   ======    =======


NOTE 17 -- ASSESSMENTS AND INSURANCE TAXES

   TICNY is subject to assessments in New York for various purposes, including the provision of funds necessary to fund the operations of the New York Insurance Department and the New York Property/Casualty Insurance Security Fund, which pays covered claims under certain policies provided by impaired, insolvent or failed insurance companies. The Company was assessed approximately $340,000 and $280,000 in 2003 and 2002, respectively, for its proportional share of the total assessment for the Property/Casualty Security Fund and approximately $312,000 and $129,000 in 2003 and 2002 respectively, for its proportional share of the operating expenses of the New York Insurance Department. Property casualty insurance company insolvencies or failures may result in additional security fund assessments to the Company at some future date. At this

                               TOWER GROUP, INC.

time the Company is unable to estimate the possible amounts, if any, of such assessments. Accordingly, the Company is unable to determine the impact, if any, such assessments may have on financial position or results of operations of the Company.

NOTE 18 -- SUBSEQUENT EVENTS

   On January 7, 2004, TICNY exercised a warrant in full to acquire 1,072,525 common shares of AgencyPort Insurance Services, Inc. ("AgencyPort") for $1,000,000 less $663,000 paid towards development of webPlus, a proprietary web-based software platform for quoting and capturing policy submissions, resulting in a payment of $337,000. The 1,072,525 shares represented approximately 20% of the outstanding shares of AgencyPort as of December 31, 2003. The $337,000 purchase price will be a credit towards fees payable for development services and support services from AgencyPort. TICNY holds another warrant to acquire an additional 30% of the outstanding shares of AgencyPort. The exercise price before December 31, 2005 is the greater of $4,000,000 or six times AgencyPort's earnings before income taxes, depreciation and amortization ("EBITDA") for the twelve full calendar months immediately preceding the exercise date of the warrant. From December 31, 2005 through December 31, 2007, the exercise price is six times EBITDA for the twelve full calendar months immediately preceding the exercise date of the warrant.

   The Company does not exercise significant influence over the operating and financial policies of AgencyPort since 54% of AgencyPort shares are owned by six individuals and, of these six, four are members of AgencyPort management that control 47% of AgencyPort shares. The Company also does not have any representation on the board of directors of AgencyPort. The relationship is primarily one of AgencyPort as a licensor of software to the Company and developer of software for the benefit of the Company. Accordingly, the Company does not account for its investment in AgencyPort on the equity method. The Company assigned no value to the cost of the shares acquired under the warrant as AgencyPort has a negative amount of net worth as of December 31, 2003. The Company accounted for the payment of $337,000 as an asset to be credited against fees payable for development and support services.

                  GLOSSARY OF SELECTED REINSURANCE, INSURANCE
                              AND INVESTMENT TERMS


ACCIDENT YEAR LOSS RATIO:                Total losses and loss adjustment
                                         expense for insured events occurring
                                         during a particular year, regardless
                                         of when reported, as a percentage of
                                         premiums earned during that year.

ASSUME: To accept a ceding company's insurance or reinsurance on a line of business, risk or exposure.

ASSUMED PREMIUMS WRITTEN:                Premiums assumed by a reinsurer from
                                         a ceding company under a reinsurance
                                         agreement before deducting ceded
                                         premiums. Throughout this prospectus,
                                         direct and assumed premiums (written
                                         or earned) separately or together are
                                         also referred to as gross premiums.

ASSUMED REINSURANCE:                     Portion of one or more risks that is
                                         ceded to a reinsurer by an insurance
                                         company or another reinsurer.

CALENDAR YEAR LOSS RATIO:                Total losses and loss adjustment
                                         expenses for insured events occurring
                                         during a particular year and change
                                         in loss reserves from prior accident
                                         years, as a percentage of premiums
                                         earned during that year.

CASUALTY INSURANCE:                      Insurance that is primarily concerned
                                         with the losses caused by injuries to
                                         persons other than the policyholder
                                         and the legal liability imposed on
                                         the insured resulting therefrom.

CATASTROPHE REINSURANCE:                 A form of excess of loss reinsurance
                                         that, subject to a specified limit,
                                         indemnifies the ceding company for
                                         the amount of loss in excess of a
                                         specified retention with respect to
                                         an accumulation of losses resulting
                                         from a catastrophe event. The actual
                                         reinsurance document is sometimes
                                         called a "catastrophe cover." These
                                         reinsurance contracts are typically
                                         designed to cover multiple or severe
                                         property insurance losses sustained
                                         as a result of a covered event or
                                         disaster affecting a specific
                                         geographic area.

CEDE; CEDENT; CEDING COMPANY:            When an insurance company or
                                         reinsurance company reinsures its
                                         liability with a reinsurer, it
                                         "cedes" business (premiums and risk)
                                         and is referred to as the "cedent" or
                                         "ceding company."

CEDED PREMIUMS:                          The amount of premiums written that
                                         are ceded to reinsurers.

CEDING COMMISSION REVENUE
AND EXPENSE:                             Fee received or paid for ceding or
                                         assuming reinsurance. This amount is
                                         generally based upon the cedent's
                                         cost of acquiring the business being
                                         reinsured (including commissions,
                                         premium taxes, assessments and
                                         miscellaneous administrative expense)
                                         and also may include a profit factor.
                                         If this fee is received, it is refer
                                         to as a revenue; if it is paid, it is
                                         refer to as an expense.

COMBINED RATIO:                          The sum of the loss ratio and the
                                         underwriting expense ratio.

DEFERRED ACQUISITION COSTS:              A portion of underwriting expenses,
                                         including commission expense on gross
                                         premiums written, commission income
                                         on ceded premiums written, premium
                                         taxes and certain other costs related
                                         to the acquisition of insurance
                                         contracts, which vary with and are
                                         primarily related to the production
                                         of business, are deferred and
                                         amortized as an expense over time to
                                         achieve a matching of revenues and
                                         expenses when reported in financial
                                         statements prepared in accordance
                                         with GAAP.

DIRECT COMMISSION REVENUE
AND EXPENSE:                             Amount paid by and insurance company
                                         to producers or managing general
                                         agent for producing premiums. This
                                         amount is an expense to an insurance
                                         company and revenue to a producer or
                                         managing general agent.

DIRECT PREMIUMS WRITTEN:                 Premiums written by an insurer for
                                         insurance business written directly
                                         (as opposed to reinsurance assumed),
                                         before deducting ceded premiums.
                                         Throughout this prospectus, direct
                                         and assumed premiums (written or
                                         earned) separately or together are
                                         also referred to as gross premiums.

EARNED PREMIUMS:                         Earned premiums refer to premiums an
                                         insurance company has recorded as
                                         revenues during a specific accounting
                                         period. Written premiums are earned
                                         and recognized as revenue throughout
                                         the term of an insurance policy. For
                                         example, 25% of the premiums on a
                                         one-year policy with an effective
                                         date of October 1 would be earned in
                                         the year in which the policy is
                                         effective with the remainder of the
                                         premium earned in the following year.

EXCESS OF LOSS REINSURANCE:              Reinsurance that indemnifies the
                                         reinsured against all or a specified
                                         portion of losses on underlying
                                         insurance policies in excess of a
                                         specified amount, which is called an
                                         "attachment level" or "retention."
                                         Excess of loss reinsurance may be
                                         written in layers, in which a
                                         reinsurer or group of reinsurers
                                         accepts a band of coverage up to a
                                         specified amount. Any liability
                                         exceeding the outer limit of the
                                         program reverts to the ceding
                                         company, which also bears the credit
                                         risk of a reinsurer's insolvency.

FACULTATIVE REINSURANCE:                 Reinsurance obtained on a case-by-
                                         case basis for all or part of the
                                         insurance provided by a single risk,
                                         exposure, or policy.

GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES ("GAAP"):                     United States generally accepted
                                         accounting principles as defined by
                                         the American Institute of Certified
                                         Public Accountants or statements of
                                         the Financial Accounting Standards
                                         Board.

GROSS PREMIUMS EARNED:                   Total of direct premiums earned plus
                                         assumed premiums earned, before the
                                         effect of ceded reinsurance.

GROSS PREMIUMS WRITTEN:                  Total of direct premiums written plus
                                         assumed premiums written, before the
                                         effect of ceded reinsurance.
                                         Throughout this prospectus, direct
                                         and assumed premiums (written or
                                         earned) separately or together are
                                         also referred to as gross premiums.

INCURRED BUT NOT REPORTED
RESERVES ("IBNR"):                       Reserves for estimated losses and
                                         loss adjustment expenses that have
                                         been incurred but not yet reported to
                                         the insurer, including estimates of
                                         future developments on claims losses
                                         which have been reported to the
                                         insurer.

INSURANCE SERVICES INCOME:               Our insurance services income
                                         includes all commissions and fees
                                         earned by TRM (excluding net
                                         investment income and realized gains
                                         (losses) on securities) net of
                                         associated expenses but before taxes.

INTERMEDIARY:                            Reinsurance broker who establishes
                                         reinsurance agreements on behalf of
                                         the reinsured.

LEVERAGE RATIOS:                         The gross and net leverage ratio is
                                         the ratio of gross and net premiums
                                         written, respectively, to statutory
                                         surplus.

LINE OF BUSINESS:                        General classification referring to
                                         the type of insurance, such as fire,
                                         homeowners, general liability,
                                         workers' compensation, etc.

LOSS RATIO:                              Financial ratio calculated by
                                         dividing losses incurred (including
                                         loss adjustment expenses) by premiums
                                         earned. In this prospectus, the loss
                                         ratio we use is a calendar year loss
                                         ratio unless otherwise specified and
                                         a net loss ratio, unless otherwise
                                         specified.

LOSSES OR LOSS RESERVES:                 Liabilities established by insurers
                                         and reinsurers to reflect the
                                         estimated cost of claims payments and
                                         the related expenses that the insurer
                                         or reinsurer will ultimately be
                                         required to pay in respect of
                                         insurance or reinsurance premiums it
                                         has earned. In this prospectus,
                                         "Losses" or "Loss Reserves" include
                                         loss adjustment expenses unless
                                         otherwise noted.

LOSS ADJUSTMENT EXPENSES:                Expenses resulting from and
                                         associated with the handling of
                                         claims, including but not limited to
                                         investigation, adjustment, and
                                         defense of claims, and the portion of
                                         the insurer's general expenses
                                         allocated to claim settlement costs.

MANAGING GENERAL AGENT:                  A licensed insurance agent who
                                         manages all or part of an insurer's
                                         insurance business. What
                                         distinguishes managing general agents
                                         from regular agents, who are
                                         sometimes referred to as "general
                                         agents," is the authority given to
                                         the managing general agent to conduct
                                         business as if it were the insurer.
                                         The most critical of such delegated
                                         powers are the authority to bind
                                         policies and the power to set
                                         reserves. In some situations, a
                                         managing general agent may also be
                                         granted claims settlement authority.
                                         The scope of any particular managing
                                         general agent's authority is governed
                                         by the contract the agent has with
                                         the insurer.

NET PREMIUMS EARNED:                     Portion of net premiums written
                                         during or prior to a given period
                                         that are actually recognized as
                                         revenue during such period.

NET PREMIUMS WRITTEN:                    Gross or direct premiums written for
                                         a given period less premiums ceded to
                                         reinsurers during such period.

OPERATING EXPENSES:                      Our operating expenses consist of
                                         underwriting expenses related to
                                         TICNY's underwriting operations and
                                         agency expenses related to our agency
                                         operation conducted through TRM.

OTHER UNDERWRITING EXPENSES:             The portion of underwriting expenses
                                         that include salaries, rent, office
                                         supplies, depreciation and all other
                                         operating expenses not otherwise
                                         classified separately and boards,
                                         bureaus and taxes, which are the
                                         assessments of statistical agencies
                                         for items such as rating manuals,
                                         rating plans and experience data, as
                                         well as state and local taxes based
                                         on premiums, licenses and fees,
                                         assessments for fire patrol and
                                         contributions to workers'
                                         compensation and state security
                                         funds.

OTHER AGENCY OPERATING
EXPENSES:                                The portion of the agency operating
                                         expenses that includes general
                                         administrative expenses, excluding
                                         expenses that are incurred by an
                                         insurance company such as boards,
                                         bureau and taxes.

PRIMARY INSURANCE:                       Insurance written by an insurance
                                         company directly with insureds, as
                                         distinguished from reinsurance.

PRODUCER:                                Any independent agent or broker who
                                         produces premium for an insurance
                                         company.

PROPERTY INSURANCE:                      Insurance that provides coverage to a
                                         person or business with an insurable
                                         interest in such property for loss or
                                         loss of use of that property.

QUOTA SHARE REINSURANCE:                 A form of pro rata (proportional)
                                         reinsurance in which the reinsurer
                                         assumes an agreed percentage of each
                                         risk being insured and shares all
                                         premiums and losses accordingly with
                                         the ceding company. Quota share
                                         reinsurance is usually arranged to
                                         apply to a ceding company's net
                                         retained account (i.e., after
                                         deducting all other reinsurance
                                         except perhaps excess of loss
                                         catastrophe reinsurance), but
                                         practice varies.

REINSURANCE:                             An arrangement in which an insurance
                                         company, called the ceding company,
                                         transfers insurance risk by ceding
                                         premiums to another insurance
                                         company, called the reinsurer.
                                         Conversely, the reinsurer receives or
                                         assumes reinsurance from the ceding
                                         company. Reinsurance can provide a
                                         ceding company with several benefits,
                                         including a reduction in net
                                         liability on individual risks and
                                         catastrophe protection from large or
                                         multiple losses. Reinsurance also
                                         provides a ceding company with
                                         additional underwriting capacity by
                                         permitting it to accept larger risks
                                         and write more business than would be
                                         possible without a concomitant
                                         increase in capital and surplus, and
                                         facilitates the maintenance of
                                         acceptable financial ratios by the
                                         ceding company. Reinsurance does not
                                         legally discharge the primary insurer
                                         from its liability with respect to
                                         its obligations to the insured.

RETENTION:                               The amount or portion of risk that an
                                         insurer retains for its own account.
                                         Losses in excess of the retention
                                         level up to the outer limit of the
                                         program, if any, are paid by the
                                         reinsurer.

STATUTORY ACCOUNTING PRINCIPLES
("SAP"): The principles associated with recording transactions and preparing financial statements in accordance with the rules and procedures prescribed or permitted by state insurance regulatory authorities.
                                         Also, pertains to accounting
                                         according to procedures established
                                         by the National Association of
                                         Insurance Commissioners. Statutory
                                         accounting principles tend to reflect
                                         a liquidating concept of accounting,
                                         rather than the going concern concept
                                         used in GAAP.

STATUTORY POLICYHOLDERS' SURPLUS
OR STATUTORY SURPLUS:                    As determined under SAP, the amount
                                         remaining after all liabilities,
                                         including loss reserves, are
                                         subtracted from all admitted assets.
                                         Admitted assets are assets of an
                                         insurer prescribed or permitted by a
                                         state insurance regulator to be
                                         recognized on the statutory balance
                                         sheet. Statutory surplus is also
                                         referred to as "surplus" or "surplus
                                         as regards policyholders" for
                                         statutory accounting purposes.

SUBMISSION:                              An application for insurance coverage
                                         received by a primary insurer by a
                                         prospective policyholder or by a
                                         broker on behalf of such prospective
                                         policyholder for consideration of
                                         issuance of an insurance policy by
                                         that insurer.


TOTAL RETURN:                            The investment return over a specific
                                         time period that includes the
                                         investment income earned, realized
                                         capital gains and losses, and the
                                         change in the unrealized gain/loss. The
                                         total return percentage represents the
                                         total return divided by the weighted
                                         average market
                                         value of the portfolio during the
                                         holding period. The total return
                                         percentage is calculated on a monthly
                                         basis and linked to compute returns
                                         over longer time periods.


UNDERWRITING:                            The process of reviewing applications
                                         for insurance or reinsurance
                                         coverage, deciding whether to accept
                                         all or part of the coverage, and
                                         determining the applicable premiums.

UNDERWRITING CAPACITY:                   The maximum amount that an insurance
                                         company can write. The limit is
                                         determined by the company's statutory
                                         surplus and a company's underwriting
                                         guidelines. Reinsurance serves to
                                         increase a company's capacity by
                                         reducing its net exposure from
                                         particular risk.

UNDERWRITING EXPENSE RATIO:              The ratio (expressed as a percentage)
                                         calculated by dividing operating
                                         expenses by net premiums earned.

UNDERWRITING EXPENSES:                   The sum of direct commission expense
                                         and other underwriting expenses and
                                         the portions of administrative,
                                         general and other expenses
                                         attributable to underwriting
                                         operations.

UNDERWRITING PROFIT OR LOSS:             The pre-tax profit or loss
                                         experienced by a property and
                                         casualty insurance company or
                                         reinsurance company after deducting
                                         losses and loss adjustment expenses
                                         and underwriting expenses from net
                                         earned premiums. This profit or loss
                                         calculation includes reinsurance
                                         assumed and ceded but excludes
                                         investment income.

UNEARNED PREMIUMS:                       The portion of written premiums
                                         allocable to coverage for the
                                         unexpired portion of the contract
                                         term as of a certain date. For
                                         example, 50% of the premiums written
                                         on a one-year policy with an
                                         effective date of July 1 would be
                                         earned as revenue through December 31
                                         of that year with the remaining 50%
                                         of the premium being unearned (and
                                         included on the balance sheet as
                                         unearned premium reserve) as of that
                                         date.


YIELD: The yield at which a security was purchased, which is calculated based on the purchase price, coupon rate and the amortization of the purchase premium or discount to par over the life of the security. For callable bonds, the yield is based on the maturity date if purchased at a discount to par and the yield is based on the call date if purchased at a premium to par. The amortization of the premium or discount is based on the scientific method.

============================================================            ============================================================

   YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS
PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT,
AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH INFORMATION
THAT IS DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. IF
ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT
INFORMATION, YOU SHOULD NOT RELY ON IT. WE, THE SELLING
STOCKHOLDERS AND THE UNDERWRITERS ARE OFFERING TO SELL AND
SEEKING OFFERS TO BUY THESE SECURITIES ONLY IN JURISDICTIONS
WHERE OFFERS AND SALES ARE PERMITTED. YOU SHOULD ASSUME THAT                                        SHARES
THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE
ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE                                      TOWER GROUP, INC.
TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF COMMON
STOCK. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF
OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.                                     [GRAPHIC OMITTED]

                   TABLE OF CONTENTS                                                             COMMON STOCK

                                                        PAGE
                                                        ----

Prospectus Summary.................................        1
Risk Factors.......................................        9
Certain Important Information......................       22
Note on Forward-Looking Statements.................       23
Use of Proceeds....................................       24
Dividend Policy....................................       24
Capitalization.....................................       25                                     ----------------
Dilution...........................................       26
Selected Consolidated Financial Information........       28                                        PROSPECTUS
Management's Discussion and Analysis of
  Financial Condition and                                                                        ----------------
  Results of Operations............................       30
Business...........................................       66
Management.........................................       99
Principal and Selling Stockholders.................      108
Certain Relationships and Related Transactions.....      110
Description of Capital Stock.......................      111
Shares Eligible for Future Sale....................      116
Underwriting.......................................      118                                   FRIEDMAN BILLINGS RAMSEY
Legal Matters......................................      120
Experts............................................      120
Where You Can Find More Information................      120
Index to Consolidated Financial Statements.........      F-1
Glossary of Selected Reinsurance, Insurance
  and Investment Terms.............................      G-1

   UNTIL , 2004, WHICH IS THE 25TH DAY AFTER THE DATE OF
THIS PROSPECTUS, ALL DEALERS THAT BUY, SELL OR TRADE OUR
COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING,
MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION
TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN
ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD                                The date of this prospectus is   , 2004
ALLOTMENTS OR SUBSCRIPTIONS.

============================================================            ============================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following table sets forth the expenses payable by the Registrant in connection with the issuance and distribution of the common stock being registered hereby. All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the Nasdaq National Market and the National Association of Securities Dealers, Inc.

     Filing Fee-Securities and Exchange Commission .......................   $ 18,214
     Listing Fee-Nasdaq National Market ..................................   $100,000
     Filing Fee-National Association of Securities Dealers ...............   $ 14,875
     Fees and Expenses of Counsel ........................................       *
     Printing Expenses ...................................................       *
     Fees and Expenses of Accountants ....................................       *
     Blue Sky Fees and Expenses ..........................................       *
     Transfer Agent Fees and Expenses ....................................       *
     Miscellaneous Expenses ..............................................       *
                                                                             --------
     Total ...............................................................   $
                                                                             ========


    *   To be provided by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not excluding other rights to which those seeking indemnification may be entitled under any certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant's amended and restated certificate of incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

   Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transactions from which the director derived an improper personal benefit. The Registrant's amended and restated certificate of incorporation provides for such limitations of liability.

   The Registrant maintains standard policies of insurance under which coverage is provided (i) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to payments which may be made by the Registrant to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

   Within the past three years, we have issued unregistered securities as described below. None of the transactions involved any public offering, and the Registrant believes that each transaction, if deemed to be a sale of a security, was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder, Rule 144A, pursuant to sales of securities to institutional buyers, or Rule 701, pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, such securities were restricted as to transfers and appropriate legends were affixed to the share certificates and instruments issued in such transactions.

   Within the past three years, we have issued options to purchase an aggregate of 199,000 shares of our common stock under our 2001 Stock Award Plan to various employees and officers. There were no underwriters involved in these issuances, which were made in reliance on Rule 701 under the Securities Act.

   On May 15, 2003, Tower Group Statutory Trust I, a financing subsidiary of Tower Group, Inc., issued and sold 10,000 floating rate trust preferred securities in the aggregate amount of $10,000,000 to I-Preferred Term Securities II, Ltd. On the same date, Tower Group, Inc. Statutory Trust I used the proceeds from the sale of the floating rate trust preferred securities, combined with the proceeds from its sale to Tower Group, Inc. of its common securities in an aggregate amount of $310,000, to purchase junior subordinated deferrable interest debentures of Tower Group, Inc. in the aggregate principal amount of $10,310,000.

   On September 30, 2003, Tower Group Statutory Trust II, a financing subsidiary of Tower Group, Inc., issued and sold 10,000 floating rate trust preferred securities in the aggregate amount of $10,000,000 to Dekania CDO I, Ltd. On the same date, Tower Group Statutory Trust II used the proceeds from the sale of the floating rate trust preferred securities, combined with the proceeds from its sale to Tower Group, Inc. of its common securities in an aggregate amount of $310,000, to purchase junior subordinated deferrable interest notes of Tower Group, Inc. in the aggregate principal amount of $10,310,000.

   Both issuances of trust preferred securities were exempt from registration under the Securities Act in reliance on Section 4(2) and the subsequent resales of the securities were exempt by virtue of Rule 144A under the Securities Act. The co-placement agents for the first of the two transactions were FTN Financial Capital Markets and Keefe, Bruyette & Woods, Inc., who were each compensated $150,000 in connection with this transaction. The placement agents for the second transaction were Merrill Lynch International and Friedman, Billings, Ramsey & Co., Inc., who were compensated $300,000 in connection with this transaction.


    On August 1, 2004, 73,271 shares of restricted stock were issued to Michael
H. Lee and 4,885 shares of restricted stock were issued to Francis M. Colalucci. The shares of restricted stock issued to Mr. Lee will vest in equal installments over a four year period. The shares of restricted stock issued to Mr. Colalucci will vest in installments over a two and a half year period. There were no underwriters involved in these issuances, which were made in reliance on Rule 701 under the Securities Act.



ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

   (a) Exhibits

EXHIBIT
NUMBER         DESCRIPTION OF DOCUMENT


1.1            Underwriting Agreement
3.1            Amended and Restated Certificate of Incorporation of Tower
               Group, Inc.*
3.2            Amended and Restated By-laws of Tower Group, Inc.*


4.1            Specimen Common Stock Certificate**


4.2 Purchase Agreement, dated as of June 30, 2001, by and between Tower Group, Inc. and PXRE Reinsurance Ltd.*
4.3            Warrant to be issued to Friedman, Billings, Ramsey & Co.


5.1            Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P.**

10.1 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Michael H. Lee
10.2 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Steven G. Fauth
10.3 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Francis M. Colalucci

EXHIBIT
NUMBER         DESCRIPTION OF DOCUMENT
------         -----------------------

10.4 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Ian Drachman
10.5 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Christian K. Pechmann
10.6 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Joel Weiner

10.7           2004 Long-Term Equity Compensation Plan**
10.8           2001 Stock Award Plan*
10.10 Amended and Restated Declaration of Trust, dated as of May 15, 2003, by and between Tower Group, Inc., Tower Statutory Trust I and U.S. Bank National Association*
10.11 Indenture, dated as of May 15, 2003, by and between Tower Group, Inc. and U.S. Bank National Association*
10.12 Guarantee Agreement, dated as of May 15, 2003, by and between Tower Group, Inc. and U.S. Bank National Association*
10.13 Amended and Restated Trust Agreement, dated as of September 30, 2003, by and between Tower Group, Inc., JPMorgan Chase Bank, Chase Manhattan Bank USA, National Association and Michael H. Lee, Steven G. Fauth and Francis M. Colalucci as Administrative Trustees of Tower Group Statutory Trust II*
10.14 Junior Subordinated Indenture, dated as of September 30, 2003, by and between Tower Group, Inc. and JPMorgan Chase Bank*
10.15 Guarantee Agreement, dated as of September 30, 2003, by and between Tower Group, Inc. and JPMorgan Chase Bank*
10.16 Service and Expense Sharing Agreement, dated as of December 28, 1995, by and between Tower Insurance Company of New York and Tower Risk Management Corp.*
10.17 Real Estate Lease and amendments thereto, by and between Broadpine Realty Holding Company, Inc. and Tower Insurance Company of New York*


10.18 License and Services Agreement, dated as of June 11, 2002, by and between Agency Port Insurance Services, Inc. and Tower Insurance Company of New York+


10.19 Agreement, dated as of April 17, 1996, between Morstan General Agency, Inc. and Tower Risk Management Corp.*+
10.20 Managing General Agency Agreement, dated January 1, 2002, by and between Virginia Surety Company and Tower Risk Management Corp.*
10.21 General Agency Agreement by and among State National Insurance Company, Inc., Tower Insurance Company of New York and Tower Risk Management Corp.*


10.22 Quota Share Reinsurance Agreement, dated as of January 1, 2004, by and between Tower Insurance Company of New York and Converium Reinsurance (North America) Inc.
10.23 Quota Share Reinsurance Agreement, dated as of January 1, 2004, by and between Tower Insurance Company of New York, Tokio Millennium Re Ltd. and Hannover Reinsurance (Ireland) Limited and E & S Reinsurance (Ireland) Limited.
10.25 Quota Share Reinsurance Agreement, dated as of October 1, 2003, by and between Tower Insurance Company of New York and Tokio Millennium Re Ltd.*


10.26 Quota Share Reinsurance Agreement, dated as of January 1, 2003, by and between Tower Insurance Company of New York and PXRE Reinsurance Company and PMA Capital Insurance Company*
10.27 Aggregate Excess of Loss Retrocession Agreement, dated as of January 1, 2004, by and between Converium Reinsurance (North America) Inc. and Tower Insurance Company of New York*

EXHIBIT
NUMBER         DESCRIPTION OF DOCUMENT

10.28 Aggregate Excess of Loss Retrocession Agreement, dated as of January 1, 2004, by and between Hannover Reinsurance (Ireland) Limited and E&S Reinsurance (Ireland) Limited and Tower Insurance Company of New York*
10.29 Excess of Liability Reinsurance Agreement, dated as of January 1, 2004, by and between State National Insurance Company, Tower Insurance Company of New York and Tower Risk Management Corporation*


21.1           Subsidiaries of the registrant*


23.1           Consent of Johnson Lambert & Co.
23.2 Consent of LeBoeuf, Lamb, Greene & MacRae, L.L.P. (included as part of Exhibit 5.1)**
24.1           Power of Attorney (included as part of the signature pages)*
---------------
*   Previously filed.
**  To be filed by amendment.
+ Confidential information omitted and filed separately with the Securities and Exchange Commission.

   (b) Financial Statement Schedules

   Schedule I - Summary of investments - other than investments in related parties.

               Pursuant to Rule 7-05(b) of Regulation S-X, Schedule I has been omitted as the information to be set forth therein is included in Note 2 to the audited financial statements included in the prospectus.

   Schedule II - Condensed financial information of registrant.

   Schedule III - Supplementary insurance information.

   Schedule IV - Reinsurance.

   Schedule V - Valuation and qualifying accounts.

               Pursuant to Rule 7-05(b) of Regulation S-X, Schedule V has been omitted as the information to be set forth therein is included in Note 1 to the audited financial statements included in the prospectus.

   Schedule VI - Supplemental information concerning property-casualty insurance operations.

ITEM 17. UNDERTAKINGS.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES



   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York, on the 25th day of August, 2004.


                                TOWER GROUP, INC.

                                By:             /s/ Michael H. Lee
                                     ----------------------------------------
                                     Name:      Michael H. Lee
                                     Title:     Chairman of the
                                                Board, President and Chief
                                                Executive Officer


   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 25th day of August, 2004.




               SIGNATURE                                            TITLE                                         DATE
                ---------                                           -----                                         ----
           /s/ Michael H. Lee                       Chairman of the Board, President and
  -------------------------------------                    Chief Executive Officer
             Michael H. Lee                             (Principal Executive Officer)                        August 25, 2004
                   *                         Senior Vice President, Chief Financial Officer and
  -------------------------------------                      Treasurer, Director
          Francis M. Colalucci                          (Principal Financial Officer,
                                                        Principal Accounting Officer)                        August 25, 2004
                   *
  -------------------------------------     Senior Vice President, General Counsel and Secretary,
             Steven G. Fauth                                      Director                                   August 25, 2004
                   *
  -------------------------------------
           Steven W. Schuster                                     Director                                   August 25, 2004
                   *
  -------------------------------------
            Charles A. Bryan                                      Director                                   August 25, 2004
                   *
  -------------------------------------
            Gregory T. Doyle                                      Director                                   August 25, 2004
                   *
  -------------------------------------
              Austin Young                                        Director                                   August 25, 2004
          */s/ Michael H. Lee
  -------------------------------------
            Attorney-in-fact                                                                                 August 25, 2004

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and
Stockholders of Tower Group, Inc.

We have audited the consolidated financial statements of Tower Group, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, and have issued our report thereon dated February 28, 2004; such financial statements and report are included in this registration statement. Our audits also included the financial statement schedules of Tower Group, Inc. listed in the Index at Item 16(b) of this registration statement. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


                                                      /s/ Johnson Lambert & Co.

Reston, Virginia
February 28, 2004

                               TOWER GROUP, INC.

        SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

                            CONDENSED BALANCE SHEETS



                                                                 DECEMBER 31,
                                                               -----------------
                                                                2003       2002
                                                               -------   -------
                                                               ($ IN THOUSANDS)
ASSETS
 Cash and cash equivalents ................................    $ 4,567   $    15
 Investment in subsidiaries ...............................     38,980    16,269
 Notes receivable from related parties ....................         44        44
 Federal income tax recoverable ...........................        879        --
 Other assets .............................................        801        22
                                                               -------   -------
    TOTAL ASSETS ..........................................    $46,271   $16,350
                                                               =======   =======
LIABILITIES
 Long term debt ...........................................    $25,588   $    --
 Payable to subsidiaries ..................................      4,400     4,166
 Accounts payable and accrued expenses ....................         64        --
 Dividends payable ........................................        160       117
 Redeemable preferred stock ...............................      3,000        --
                                                               -------   -------
    TOTAL LIABILITIES .....................................     33,212     4,283
                                                               -------   -------
REDEEMABLE PREFERRED STOCK ................................         --     3,000
STOCKHOLDERS' EQUITY ......................................     13,061     9,067
                                                               -------   -------
TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND
  STOCKHOLDERS' EQUITY.....................................    $46,272   $16,350
                                                               =======   =======

                               TOWER GROUP, INC.

        SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

                     CONDENSED STATEMENTS OF (LOSS) INCOME



                                                                                                               YEAR ENDED DECEMBER
                                                                                                                       31,
                                                                                                             ----------------------
                                                                                                              2003     2002    2001
                                                                                                             -----    ------   ----
                                                                                                                ($ IN THOUSANDS)
REVENUES
 Net investment income...................................................................................    $ 405    $2,415   $204
 Management fees charged to subsidiaries.................................................................       --        --     19
                                                                                                             -----    ------   ----
    Total Revenues.......................................................................................      405     2,415    223
                                                                                                             -----    ------   ----
EXPENSES
 Other operating expenses................................................................................       38        28     17
 Interest expense........................................................................................      855        --     --
                                                                                                             -----    ------   ----
INCOME (LOSS) BEFORE INCOME TAXES........................................................................     (489)    2,387    206
 Provision (benefit) for income taxes....................................................................     (244)       (5)    16
                                                                                                             -----    ------   ----
    NET (LOSS) INCOME....................................................................................    $(245)   $2,391   $190
                                                                                                             =====    ======   ====

                               TOWER GROUP, INC.

        SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

             CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY



                                                                               ACCUMULATED
                                               CLASS A   CLASS B                  OTHER                                   TOTAL
                                     COMMON    COMMON     COMMON    PAID-IN   COMPREHENSIVE    RETAINED    TREASURY   STOCKHOLDERS'
                                      STOCK     STOCK     STOCK     CAPITAL     NET INCOME     EARNINGS     STOCK         EQUITY
                                     ------    -------   -------    -------   -------------    --------    --------   -------------
                                                                            ($ IN THOUSANDS)
BALANCE AT JANUARY 1, 2001 .......    $ 25      $ --       $--      $2,305       $    44        $ 1,099    $    --       $ 3,473
 Dividends paid or declared ......      --        --        --          --            --           (534)        --          (534)
 Net income ......................      --        --        --          --            --            361         --           361
 Net unrealized appreciation on
   securities available for sale,
   net of income tax..............      --        --        --          --            36             --         --            36
                                      ----      ----       ---      ------       -------        -------    -------       -------
BALANCE AT DECEMBER 31, 2001 .....      25        --        --       2,305            80            926         --         3,336
 Dividends paid or declared ......      --        --        --          --            --           (788)        --          (788)
 Net income ......................      --        --        --          --            --          5,633         --         5,633
 Net unrealized appreciation on
   securities available for sale,
   net of income tax.............       --        --        --          --           886             --         --           886
                                      ----      ----       ---      ------       -------        -------    -------       -------
BALANCE AT DECEMBER 31, 2002 .....      25        --        --       2,305           966          5,771         --         9,067
 Capital restructuring ...........     (25)       12        13          --            --             --         --            --
 Stock repurchase ................      --        --        --          --            --           (514)      (514)
 Dividends paid or declared ......      --        --        --          --        (1,854)            --     (1,854)
 Net income ......................      --        --        --          --         6,280             --      6,280
 Net unrealized appreciation on
   securities available for sale,
   net of income tax..............                --        --          --            82             --         --            82
                                      ----      ----       ---      ------       -------        -------    -------       -------
BALANCE AT DECEMBER 31, 2003 .....    $ --      $ 12       $13      $2,305       $ 1,048        $10,197    $  (514)      $13,061
                                      ====      ====       ===      ======       =======        =======    =======       =======

                               TOWER GROUP, INC.

        SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

                       CONDENSED STATEMENT OF CASH FLOWS



                                                                                                         YEAR ENDED DECEMBER 31,
                                                                                                      -----------------------------
                                                                                                        2003       2002       2001
                                                                                                      --------    -------   -------
                                                                                                             ($ IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net (loss) income................................................................................    $   (245)   $ 2,391   $   190
   (Increase) decrease in assets:
    Federal income tax recoverable................................................................        (879)        --        --
    Other assets..................................................................................           7         11        11
   Increase (decrease) in liabilities:
    Accounts payable and accrued expenses.........................................................          63        (32)       (6)
    Payable to subsidiaries.......................................................................         234      1,310       842
                                                                                                      --------    -------   -------
Net cash flows (used in) provided by operations...................................................        (820)     3,680     1,037
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from long-term debt.....................................................................      25,588         --        --
 Deferred cost, long-term debt....................................................................        (786)        --        --
 Investment in subsidiary.........................................................................     (17,105)        --    (3,500)
 Stock repurchase.................................................................................        (514)        --        --
 Dividends paid...................................................................................      (1,811)      (670)     (534)
                                                                                                      --------    -------   -------
Net cash flows provided by (used in) financing activities.........................................       5,732       (670)   (4,034)
CHANGE IN CASH AND CASH EQUIVALENTS...............................................................       4,552      3,010    (2,997)
Cash and cash equivalents, beginning of year......................................................          15     (2,995)        2
                                                                                                      --------    -------   -------
CASH AND CASH EQUIVALENTS, END OF YEAR............................................................    $  4,567    $    15   $(2,995)
                                                                                                      ========    =======   =======

                               TOWER GROUP, INC.

               SCHEDULE III - SUPPLEMENTARY INSURANCE INFORMATION



                                    FUTURE POLICY
                       DEFERRED       BENEFITS,         NET         NET       BENEFITS,       AMORTIZATION
2003                 ACQUISITION      LOSSES AND      UNEARNED    EARNED      LOSSES AND           OF         OPERATING     PREMIUM
----                     COST       LOSS EXPENSES     PREMIUM     PREMIUM   LOSS EXPENSES         DAC          EXPENSES     WRITTEN
                     -----------    --------------   ---------    -------   -------------    -------------    ----------   --------
                                                                    ($ IN THOUSANDS)
Segments
--------
Insurance ........    $     544     $       20,036   $  14,058    $22,365     $   14,699     $        (502)   $   16,254   $ 27,968
Reinsurance ......           29              4,325         545        576            372               (13)          148        982
                      ---------     --------------   ---------    -------     ----------     -------------    ----------   --------
Total ............    $     573     $       24,361   $  14,603    $22,941     $   15,071     $        (515)   $   16,402   $ 28,950
                      =========     ==============   =========    =======     ==========     =============    ==========   ========




                                     FUTURE POLICY
                       DEFERRED       BENEFITS,                                BENEFITS,      AMORTIZATION
2002                 ACQUISITION      LOSSES AND      UNEARNED     EARNED     LOSSES AND           OF          OPERATING    PREMIUM
----                     COST       LOSS EXPENSES     PREMIUM     PREMIUM   LOSS EXPENSES         DAC          EXPENSES     WRITTEN
                     -----------    --------------   ---------    -------   -------------    -------------    ----------   --------
Segments
--------
Insurance ........    $  (3,237)    $       11,047   $   8,454    $25,356     $   14,792     $      (4,435)   $   11,088   $ 26,848
Reinsurance ......         (257)             4,429         139        652          1,564              (114)          155        481
                     -----------    --------------   ---------    -------   -------------    -------------    ----------   --------
Total ............    $  (3,494)    $       15,476   $   8,593    $26,008     $   16,356     $      (4,549)   $   11,243   $ 27,329
                      =========     ==============   =========    =======     ==========     =============    ==========   ========




                                                                              BENEFITS,       AMORTIZATION
2001                                                              EARNED      LOSSES AND           OF         OPERATING     PREMIUM
----                                                              PREMIUM   LOSS EXPENSES         DAC          EXPENSES     WRITTEN
                                                                  -------   -------------    -------------    ----------   --------
Segments
--------
Insurance.....................................................    $ 5,550     $    3,099     $      (1,078)   $    5,066   $ 10,604
Reinsurance...................................................      1,424          2,240              (277)          243        722
                                                                  -------     ----------     -------------    ----------   --------
Total.........................................................    $ 6,974     $    5,339     $      (1,355)   $    5,309   $ 11,326
                                                                  =======     ==========     =============    ==========   ========

                               TOWER GROUP, INC.

                           SCHEDULE IV - REINSURANCE


                                                                               CEDED TO    ASSUMED FROM               PERCENTAGE OF
                                                                    DIRECT      OTHER          OTHER         NET         AMOUNT
                                                                    AMOUNT    COMPANIES      COMPANIES     AMOUNT    ASSUMED TO NET
                                                                   --------   ---------    ------------    -------   --------------
                                                                                           ($ IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2003
 Premiums
   Property and Casualty Insurance.............................    $120,541    $99,082        $1,482       $22,941         6.5%
   Accident and Health Insurance...............................          --         --            --            --         0.0%
                                                                   --------    -------        ------       -------        -----
 TOTAL PREMIUMS................................................    $120,541    $99,082        $1,482       $22,941         6.5%
                                                                   ========    =======        ======       =======        =====
YEAR ENDED DECEMBER 31, 2002
 Premiums
   Property and Casualty Insurance.............................    $ 84,518    $60,148        $1,638       $26,008         6.3%
   Accident and Health Insurance...............................          --         --            --            --         0.0%
                                                                   --------    -------        ------       -------        -----
 TOTAL PREMIUMS................................................    $ 84,518    $60,148        $1,638       $26,008         6.3%
                                                                   ========    =======        ======       =======        =====
YEAR ENDED DECEMBER 31, 2001
 Premiums
   Property and Casualty Insurance.............................    $ 33,557    $29,252        $2,669       $ 6,974        38.3%
   Accident and Health Insurance...............................          --         --            --            --         0.0%
                                                                   --------    -------        ------       -------        -----
 TOTAL PREMIUMS................................................    $ 33,557    $29,252        $2,669       $ 6,974        38.3%
                                                                   ========    =======        ======       =======        =====

                               TOWER GROUP, INC.

     SCHEDULE VI - SUPPLEMENTAL INFORMATION CONCERNING INSURANCE OPERATIONS



                              RESERVES
                                 FOR                                                           CLAIMS AND CLAIM
                               UNPAID                                                             ADJUSTMENT
                               CLAIMS                                                              EXPENSES
                DEFERRED      AND CLAIM                  NET        NET         NET          INCURRED AND RELATED      AMORTIZATION
               ACQUISITION   ADJUSTMENT    DISCOUNT   UNEARNED    EARNED    INVESTMENT     -------------------------        OF
                  COST        EXPENSES     RESERVES    PREMIUM    PREMIUM     INCOME      CURRENT YEAR    PRIOR YEAR        DAC
               -----------   ----------    --------   --------    -------   ----------    ------------    ----------   ------------
                                                                 ($ IN THOUSANDS)
2003.......         573        24,361         --       14,603     22,941       2,268         14,996            75           (515)
2002.......      (3,494)       15,476         --        8,593     26,008       1,933         13,416         2,940         (4,549)
2001 ..............................................     7,272      6,974         828          3,574         1,765         (1,355)


                                                          PAID
                                                         CLAIMS
                                                          AND
                                                         CLAIM
                                                       ADJUSTMENT   PREMIUM
                                                        EXPENSES    WRITTEN
                                                       ----------   -------
                                                         ($ IN THOUSANDS)
2003 ...............................................     6,186       28,950
2002 ...............................................     9,500       27,329
2001 ...............................................     4,620       11,326

                                 EXHIBIT INDEX


EXHIBIT
NUMBER         DESCRIPTION OF DOCUMENT
------         -----------------------


1.1            Underwriting Agreement
3.1            Amended and Restated Certificate of Incorporation of Tower
               Group, Inc.*
3.2            Amended and Restated By-laws of Tower Group, Inc.*


4.1            Specimen Common Stock Certificate**


4.2 Purchase Agreement, dated as of June 30, 2001, by and between Tower Group, Inc. and PXRE Reinsurance Ltd.*
4.3            Warrant to be issued to Friedman, Billings, Ramsey & Co.


5.1            Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P.**

10.1 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Michael H. Lee
10.2 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Steven G. Fauth
10.3 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Francis M. Colalucci
10.4 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Ian Drachman
10.5 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Christian K. Pechmann
10.6 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Joel Weiner

10.7           2004 Long-Term Equity Compensation Plan**
10.8           2001 Stock Award Plan*
10.10 Amended and Restated Declaration of Trust, dated as of May 15, 2003, by and between Tower Group, Inc., Tower Statutory Trust I and U.S. Bank National Association*
10.11 Indenture, dated as of May 15, 2003, by and between Tower Group, Inc. and U.S. Bank National Association*
10.12 Guarantee Agreement, dated as of May 15, 2003, by and between Tower Group, Inc. and U.S. Bank National Association*
10.13 Amended and Restated Trust Agreement, dated as of September 30, 2003, by and between Tower Group, Inc., JPMorgan Chase Bank, Chase Manhattan Bank USA, National Association and Michael H. Lee, Steven G. Fauth and Francis M. Colalucci as Administrative Trustees of Tower Group Statutory Trust II*
10.14 Junior Subordinated Indenture, dated as of September 30, 2003, by and between Tower Group, Inc. and JPMorgan Chase Bank*
10.15 Guarantee Agreement, dated as of September 30, 2003, by and between Tower Group, Inc. and JPMorgan Chase Bank*
10.16 Service and Expense Sharing Agreement, dated as of December 28, 1995, by and between Tower Insurance Company of New York and Tower Risk Management Corp.*
10.17 Real Estate Lease and amendments thereto, by and between Broadpine Realty Holding Company, Inc. and Tower Insurance Company of New York*


10.18 License and Services Agreement, dated as of June 11, 2002, by and between Agency Port Insurance Services, Inc. and Tower Insurance Company of New York+


10.19 Agreement, dated as of April 17, 1996, between Morstan General Agency, Inc. and Tower Risk Management Corp.*+
10.20 Managing General Agency Agreement, dated January 1, 2002, by and between Virginia Surety Company and Tower Risk Management Corp.*
10.21 General Agency Agreement by and among State National Insurance Company, Inc., Tower Insurance Company of New York and Tower Risk Management Corp.*

10.22 Quota Share Reinsurance Agreement, dated as of January 1, 2004, by and between Tower Insurance Company of New York and Converium Reinsurance (North America) Inc.
10.23 Quota Share Reinsurance Agreement, dated as of January 1, 2004, by and between Tower Insurance Company of New York, Tokio Millennium Re Ltd. and Hannover Reinsurance (Ireland) Limited and E & S Reinsurance (Ireland) Limited.


10.25 Quota Share Reinsurance Agreement, dated as of October 1, 2003, by and between Tower Insurance Company of New York and Tokio Millennium Re Ltd.*
10.26 Quota Share Reinsurance Agreement, dated as of January 1, 2003, by and between Tower Insurance Company of New York and PXRE Reinsurance Company and PMA Capital Insurance Company*
10.27 Aggregate Excess of Loss Retrocession Agreement, dated as of January 1, 2004, by and between Converium Reinsurance (North America) Inc. and Tower Insurance Company of New York*
10.28 Aggregate Excess of Loss Retrocession Agreement, dated as of January 1, 2004, by and between Hannover Reinsurance (Ireland) Limited and E&S Reinsurance (Ireland) Limited and Tower Insurance Company of New York*
10.29 Excess of Liability Reinsurance Agreement, dated as of January 1, 2004, by and between State National Insurance Company, Tower Insurance Company of New York and Tower Risk Management Corporation*


21.1           Subsidiaries of the registrant*


23.1           Consent of Johnson Lambert & Co.
23.2 Consent of LeBoeuf, Lamb, Greene & MacRae, L.L.P. (included as part of Exhibit 5.1)**
24.1           Power of Attorney (included as part of the signature pages)*
---------------
*   Previously filed.
**  To be filed by amendment.
+ Confidential information omitted and filed separately with the Securities and Exchange Commission.